    As filed with the Securities and Exchange Commission on April 14, 2000
                                                     Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                       eGAIN COMMUNICATIONS CORPORATION
            (Exact name of registrant as specified in its charter)

                                --------------

             Delaware                              7372                             77-0466366
  (State or other jurisdiction of      (Primary Standard Industrial              (I.R.S. Employer
  incorporation or organization)        Classification Code Number)           Identification Number)

       455 W. Maude Avenue, Sunnyvale, California 94086, (408) 212-3400 (Address, including ZIP code, and telephone number, including area code, of registrant's principal executive offices)

                                --------------

                                 ASHUTOSH ROY
                            Chief Executive Officer
                       eGain Communications Corporation
                              455 W. Maude Avenue
                          Sunnyvale, California 94086
                           Telephone: (408) 212-3400
(Name, address, including ZIP code, and telephone number, including area code, of agent for service)

                                  Copies to:

     STANLEY F. PIERSON, ESQ.                  ASHUTOSH ROY                  THOMAS C. DEFILIPPS, ESQ.
       BRADLEY D. KOHN, ESQ.              Chief Executive Officer            ALISANDE M. ROZYNKO, ESQ.
     JEFFREY S. HARRELL, ESQ.        eGain Communications Corporation         TED S. HOLLIFIELD, ESQ.
         LAURA BUHL, ESQ.                   455 W. Maude Avenue              DAVID P. JEDRZEJEK, ESQ.
   Pillsbury Madison & Sutro LLP        Sunnyvale, California 94086      Wilson Sonsini Goodrich & Rosati
        2550 Hanover Street              Telephone: (408) 212-3400           Professional Corporation
    Palo Alto, California 94304          Facsimile: (408) 212-3500              650 Page Mill Road
     Telephone: (650) 233-4500                                              Palo Alto, California 94304
     Facsimile: (650) 233-4545                                               Telephone: (650) 493-9300
                                                                             Facsimile: (650) 493-6811

                                --------------

  Approximate date of commencement of proposed sale to the public: Upon consummation of the merger described herein.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                                               Proposed Maximum
             Title of Each Class of              Amount to be Aggregate Offering    Amount of
          Securities To Be Registered             Registered        Price        Registration Fee
-------------------------------------------------------------------------------------------------
Common stock, par value $0.001 per share.......  1,953,416(1)   $48,225,194(2)       $12,732
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Represents the maximum number of shares of Registrant common stock issuable to holders of (a) Class A common stock, $0.01 per share, and (b) Class B common stock, $0.01 per share, of Inference Corporation pursuant to an Agreement and Plan of Merger, dated as of March 16, 2000, between Inference and the Registrant. The number of shares of Registrant common stock to be registered is based on the number of shares of Inference common stock the Registrant estimates will be issued and outstanding as of the closing date of the merger, and assumes 7,873,501 shares of Inference common stock outstanding on March 31, 2000, at an average share price of $36.4773 (the average closing price of the eGain common stock for the 20 trading days ending on April 11, 2000) and an exchange ratio of 0.2481.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) of the Securities Act, based on the average of the high and low prices of Inference Class A common stock on April 13, 2000 on Nasdaq, which was $6.125.

                                --------------

  The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

-------------------------------------------------------------------------------
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

                             INFERENCE CORPORATION
                                100 Rowland Way
                                Novato, CA 98945
                                 (415) 893-7200

April   , 2000

Dear Inference Corporation Stockholders:

   I am writing to you today to seek your approval for our proposed merger with eGain Communications Corporation.

   In the merger, each share of Inference common stock will be exchanged for
0.1865 shares of eGain common stock. This exchange ratio is subject to adjustment if the average closing price of eGain's common stock is above or below specified ranges.

   You will be asked to vote upon the merger agreement at a special meeting of
Inference stockholders to be held on June    , 2000 at 10:00 a.m., local time,
at                  , California. For the merger to be approved, the holders of a majority of the outstanding shares of Inference common stock must adopt the merger agreement. Only stockholders who hold shares of Inference common stock
at the close of business on        , 2000 will be entitled to vote at the
special meeting.

   The board of directors of Inference, on March 15, 2000, unanimously approved the merger agreement and unanimously recommends that you approve and adopt the merger agreement.

   We are excited by the opportunities we envision for the combined company. The accompanying proxy statement/prospectus provides detailed information about eGain and the merger. Please give all of this information your careful attention. In particular, you should carefully consider the discussion in the section entitled "Risk Factors" on page 8 of the proxy statement/prospectus.

   The merger cannot be completed unless the stockholders of Inference approve the merger agreement. Your vote is very important regardless of the number of shares you own. To approve the merger agreement, you MUST vote "FOR" the proposal by following the instructions stated on the enclosed proxy card. If you do not vote at all, it will, in effect, count as a vote against the merger. We urge you to vote FOR this proposal.

                                          Sincerely,

                                                   /s/ Charles W. Jepson
                                          _____________________________________
                                                     Charles W. Jepson
                                               President and Chief Executive
                                                          Officer

                                [INFERENCE LOGO]

                             Inference Corporation
                                100 Rowland Way
                                Novato, CA 94945

                               ----------------

      Notice of Special Meeting of Stockholdersto be held on June   , 2000

                               ----------------

TO THE STOCKHOLDERS OF INFERENCE CORPORATION:

   Notice is hereby given that a special meeting of stockholders of Inference
will be held on June   , 2000 at 10:00 a.m., local time, at              ,
             , California to consider and vote upon the following proposals:

   1. To approve and adopt the Agreement and Plan of Merger dated as of March 16, 2000 among Inference, eGain Communications Corporation and Intrepid Acquisition Corp., a wholly owned subsidiary of eGain, and to approve the merger of eGain and Inference. After the merger, Inference will be a wholly owned subsidiary of eGain. A copy of this Agreement and Plan of Merger, which is referred to as the merger agreement, is attached as Appendix A to the proxy statement/prospectus accompanying this notice.

   2. To transact such other business as may properly come before the meeting, including any motion to adjourn to a later time to permit further solicitation of proxies if necessary to establish a quorum or to obtain additional votes in favor of the proposal, or before any adjournments or postponements thereof.

   The merger agreement, the proposed merger and other related matters are more fully described in the attached proxy statement/prospectus. Stockholders of
record at the close of business on        , 2000 are entitled to notice of, and
to vote at, the meeting and any adjournments or postponements thereof. All Inference stockholders are cordially invited to attend the meeting in person. Whether or not you expect to attend, we urge you to sign and date the enclosed proxy card and return it promptly in the envelope provided.

                                          By Order of the Board of Directors,

                                          Charles W. Jepson
                                          President and Chief Executive
                                           Officer

Novato, California
    , 2000

   To ensure that your shares are represented at the Inference meeting, please complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the Inference meeting. You can revoke your proxy at any time before it is voted.

   The Inference board of directors recommends that you vote in favor of the proposal to approve the merger.

                               PROXY STATEMENT OF
                             INFERENCE CORPORATION

                               ----------------

                 PROSPECTUS OF eGAIN COMMUNICATIONS CORPORATION

                               ----------------

   The board of directors of Inference has unanimously approved and recommends to you the merger of eGain and Inference. After the merger, Inference will operate as a wholly owned subsidiary of eGain.

   In the merger, if the average share price of eGain common stock in the applicable measurement period before the closing of the merger is between $48.516 and $59.297, eGain will issue to Inference stockholders 0.1865 of a share of eGain common stock for each share of Inference common stock held by them, subject to adjustment as set forth below. If the average share price of eGain common stock in the applicable measurement period is less than $48.516, the exchange ratio will be increased based on a formula that takes into account the average share price of eGain common stock. Similarly, if the average share price of eGain common stock in the applicable measurement period is greater than $59.297, the exchange ratio will be decreased based on a comparable formula.

   Based on the number of shares of common stock outstanding of the two companies as of March 31, 2000, assuming an exchange ratio of 0.1865, an aggregate of approximately 1,468,407 shares of eGain common stock will be issued to Inference stockholders in connection with the merger, representing approximately 4.7% of the outstanding shares of eGain common stock after the merger, excluding shares issuable upon the exercise of options.

   A special meeting is scheduled for the Inference stockholders to vote on the matters described in this proxy statement/prospectus. Stockholders of Inference are being asked to approve the merger. You may vote at the special meeting if you own shares as of the record date, which is the close of business on
          , 2000. The date, time and place of the special meeting is set forth in the accompanying notice. YOUR VOTE IS VERY IMPORTANT.

   eGain common stock trades on the Nasdaq National Market, which is referred to as Nasdaq, under the ticker symbol "EGAN." Inference common stock trades on Nasdaq under the ticker symbol "INFR."

   We strongly urge you to read and consider carefully this proxy statement/prospectus in its entirety, including the matters referred to under "Risk Factors," beginning on page 8.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

   This proxy statement/prospectus is dated   , 2000 and is first being mailed
to Inference stockholders on or about   , 2000.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
QUESTIONS AND ANSWERS ABOUT THE MERGER....................................   1
SUMMARY...................................................................   3
RISK FACTORS..............................................................   8
  Risks Related to the Merger.............................................   8
  Risks Related to the Business and Operations of the Combined Company....  12
  Risks Related to the Industry of the Combined Company...................  19
FORWARD-LOOKING STATEMENTS................................................  22
SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA..........................  23
  eGain's Selected Historical Financial Data..............................  24
  Inference's Selected Historical Financial Data..........................  25
  Selected Unaudited Pro Forma Condensed Combined Financial Data..........  26
COMPARATIVE PER SHARE DATA................................................  27
INFERENCE SPECIAL MEETING.................................................  28
  When and where will the meeting be held?................................  28
  What will be voted upon?................................................  28
  Which stockholders may vote?............................................  28
  How do Inference stockholders vote?.....................................  28
  How do I change my vote?................................................  29
  Vote required to approve the merger.....................................  29
  Quorum; abstentions; broker non-votes...................................  29
  Solicitation of proxies and expenses of solicitation....................  30
INFORMATION ABOUT eGAIN...................................................  31
  Overview of eGain.......................................................  31
  Industry Background.....................................................  31
  The eGain Solution......................................................  32
  The eGain Strategy......................................................  33
  Products and Services...................................................  34
  eGain Hosted Network....................................................  35
  Professional Services...................................................  35
  Sales and Marketing.....................................................  36
  Strategic Relationships.................................................  37
  Customers...............................................................  38
  Competition.............................................................  38
  Product Development.....................................................  39
  Technology..............................................................  39
  Intellectual Property...................................................  39
  Employees...............................................................  40
  Legal Proceedings.......................................................  40
  Facilities..............................................................  40
MANAGEMENT................................................................  41
  Directors, Executive Officers and Key Employees.........................  41
  Board Committees........................................................  44
  Director Compensation...................................................  44
  Executive Compensation..................................................  44
  eGain Option Grants in Last Fiscal Year.................................  45
  Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End
   Option Values..........................................................  45
  Compensation Committee Interlocks and Insider Participation.............  46
  1998 Stock Plan.........................................................  46

  Sitebridge 1997 Stock Plan..............................................   46
  Big Science Stock Plan..................................................   46
  1999 Employee Stock Purchase Plan.......................................   47
  401(k) Plan.............................................................   47
  Employment Agreements and Change in Control Arrangements................   47
  Limitation of Liability and Indemnification Matters.....................   47
CERTAIN TRANSACTIONS......................................................   49
  Transactions with Management and Others.................................   49
  Business Relationships..................................................   49
DESCRIPTION OF eGAIN CAPITAL STOCK........................................   50
  Common Stock............................................................   50
  Preferred Stock.........................................................   50
  Warrants................................................................   50
  Registration Rights.....................................................   51
  Delaware Anti-Takeover Law and Certain Charter Provisions...............   51
  Transfer Agent and Registrar............................................   52
  Listing.................................................................   52
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS OF eGAIN......................................................   53
  Overview................................................................   53
  Goodwill and Other Non-Cash Charges.....................................   54
  Results of Operations...................................................   54
  Net Revenue.............................................................   54
  Cost of Revenue.........................................................   55
  Research and Development Expenses.......................................   55
  Sales and Marketing Expenses............................................   55
  General and Administrative Expenses.....................................   55
  Amortization of Goodwill................................................   55
  Non-Operating Income (Expense), Net.....................................   56
  Liquidity and Capital Resources.........................................   56
THE MERGER AND RELATED TRANSACTIONS.......................................   57
  General.................................................................   57
  Effective Time of the Merger............................................   57
  Conversion of Inference Securities......................................   57
  Background of the Merger................................................   59
  Inference Board of Directors and Inference's Reasons for the Merger.....   62
  Inference Board of Directors Recommendations............................   64
  Opinion of Inference's Financial Advisor................................   64
  Interests of Some of Inference's Executive Officers and Directors in the
   Merger.................................................................   69
  Listing on the Nasdaq National Market of eGain Common Stock to be Issued
   in the Merger..........................................................   70
  Regulatory Filings and Approvals Required to Complete the Merger........   70
  No Dissenters' Rights...................................................   70
  Accounting Treatment....................................................   70

CERTAIN PROVISIONS OF THE MERGER AGREEMENT................................  71
  Representations and Warranties..........................................  71
  eGain's Representations and Warranties..................................  71
  Inference's Representations and Warranties..............................  71
  eGain's Conduct of Business Before Completion of the Merger.............  72
  Inference's Conduct of Business Before Completion of the Merger.........  73
  Indemnification and Insurance...........................................  74
  No Other Negotiations Involving Inference...............................  74
  Certain Corporate Governance Matters....................................  75
  Treatment of Inference Stock Options....................................  75
  Conditions to Completion of the Merger..................................  75
  Termination of the Merger Agreement.....................................  77
  Payment of Termination Fee..............................................  78
  Waiver and Amendment of the Merger Agreement............................  78
RELATED AGREEMENTS........................................................  79
COMPARATIVE PER SHARE MARKET PRICE DATA...................................  79
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION--eGAIN AND
 INFERENCE................................................................  81
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION--
 eGAIN AND INFERENCE......................................................  85
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION--eGAIN AND
 BIG SCIENCE COMPANY......................................................  87
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION--
 eGAIN AND BIG SCIENCE COMPANY............................................  91
COMPARISON OF STOCKHOLDER RIGHTS..........................................  93
SHARE OWNERSHIP BY PRINCIPAL STOCKHOLDERS, MANAGEMENT AND DIRECTORS OF
 eGAIN....................................................................  96
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER.......  98
STOCKHOLDER PROPOSALS.....................................................  99
OTHER MATTERS.............................................................  99
LEGAL MATTERS.............................................................  99
EXPERTS................................................................... 100
DOCUMENTS INCORPORATED BY REFERENCE....................................... 100
WHERE YOU CAN FIND MORE INFORMATION....................................... 101
INDEX TO FINANCIAL STATEMENTS............................................. F-1

Appendix A Agreement and Plan of Merger, dated as of March 16, 2000
Appendix B Opinion of Inference's Financial Advisor

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: When do you expect the merger to be completed?

A: We are working to complete the merger as quickly as possible. We hope to complete the merger by the end of June 2000. Because the merger is subject to various conditions, however, we cannot predict the exact timing of the closing of the merger.

Q: As an Inference stockholder, what will I receive in the merger?

A: It depends on the price of eGain common stock during the time shortly before the closing of the merger. If the average share price of eGain common stock in the applicable measurement period before the closing of the merger is between $48.516 and $59.297, each share of Inference common stock you own will be exchanged for 0.1865 shares of eGain common stock. For example, if you own 10,000 shares of Inference common stock, you will receive 1,865 shares of eGain common stock. You will receive only whole shares of eGain common stock. You will receive cash for any fractional shares.

Q: What if the average share price of eGain common stock during the measurement period is not between $48.516 and $59.297?

A: If the average share price of eGain common stock in the applicable measurement period before the closing of the merger is less than $48.516, then the exchange ratio of 0.1865 will be recalculated to equal (0.1865 x $48.516)/the average share price. For example, if the average share price in the applicable measurement period is $30.00, then the new exchange ratio will be equal to 0.3016 calculated as (0.1865 x $48.516)/$30.00. Similarly, if the average share price of eGain common stock in the applicable measurement period before the closing of the merger is greater than $59.297, then the exchange ratio of 0.1865 will be recalculated to equal (0.1865 x $59.297)/the average share price. For example, if the average share price in the applicable measurement period is $65.00, then the new exchange ratio will be equal to
0.1701 calculated as (0.1865 x $59.297)/$65.00.

Q: What is the measurement period used to calculate the average share price that will be used to calculate the final exchange ratio?

A: The measurement period used to calculate the average share price for use in the exchange ratio formulas is the 20 consecutive trading days ending on the third trading day prior to the closing date of the merger. The share price for each trading day will be the closing price of eGain common stock on the Nasdaq National Market for that day.

Q: If I am not going to attend the Inference stockholder meeting, should I return my proxy card instead?

A: Yes. Please fill out and sign your proxy card and return it in the enclosed envelope as soon as possible. Returning your proxy card ensures that your shares will be represented at the Inference special meeting.

Q: If my shares of stock are held in "street name" by my broker, will my broker vote my shares for me?

A: Your broker will only vote your shares if you provide instructions on how to vote. Without instructions, your shares will not be voted. You should instruct your broker to vote your shares by following the directions provided by your broker. If you do not instruct your broker to vote your shares, this will have the effect of a vote against the merger.

Q: What do I do if I want to change my vote?

A: Send in a later-dated, signed proxy card to Inference's company secretary before the special meeting or attend the special meeting and vote in person.

Q: Should I send in my stock certificates now?

A: No. After the merger is completed, eGain will send Inference stockholders a letter of transmittal and written instructions for exchanging their stock certificates. Inference stockholders should not surrender their Inference stock certificates until after the merger and until they receive the letter of transmittal. eGain stockholders should keep their current certificates.

Q: Will the merger be tax free to me?

A: The merger is intended to qualify as a tax-free reorganization for federal income tax purposes. In general, Inference stockholders will not recognize gain or loss on the exchange of their Inference stock for eGain stock, but gain or loss will be recognized on the receipt of cash in lieu of a fractional share of eGain stock.

Q: Are there risks I should consider in deciding whether to vote for the merger?

A: Yes. For example, the number of shares of eGain common stock that Inference stockholders will receive may change if the market price of eGain common stock increases or decreases outside of the ranges discussed above before completion of the merger. WE URGE YOU TO OBTAIN CURRENT MARKET QUOTATIONS OF eGAIN COMMON STOCK AND INFERENCE COMMON STOCK.

   In evaluating the merger, you should carefully consider these and other factors discussed in the section entitled "Risk Factors" on page 8.

Q: Am I entitled to dissenters' or appraisal rights?

A: Under Delaware law, holders of Inference common stock are not entitled to dissenters' or appraisal rights in the merger. For more information regarding dissenters' or appraisal rights under Delaware law, see Section 262 of the Delaware General Corporation Law.

Q: Who can answer my questions?

A: If you have more questions about the merger, you should contact Investor Relations, Inference Corporation, 100 Rowland Way, Novato, California 94945,
(415) 893-7200.

                                    SUMMARY

   This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the proposed merger fully and for a more complete description of the terms of the proposed merger, you should carefully read this entire document and the other documents we have referred you to. See "Where You Can Find More Information" (page 101). The merger agreement is attached as Appendix A to this document. We encourage you to read the merger agreement. It is the legal document that governs the proposed merger.

                                 The Companies

eGain Communications Corporation
455 W. Maude Avenue
Sunnyvale, California 94086
(408) 212-3400

   eGain is a leading provider of intelligent customer communications solutions for companies engaged in ecommerce. eGain's products and services help businesses deliver a superior customer experience and establish more profitable, lasting customer relationships. eGain offers licensed and hosted applications for email management, interactive Web, intelligent self-help agents and proactive online marketing. eGain's software solutions are built using a Web-native architecture, thereby providing scalability, global access, diverse integration and rapid deployment. Over 60% of eGain's current customers access its applications through the eGain Hosted Network. eGain's customers include both dedicated Internet companies, such as AOL, CNBC.com and Monster.com, and traditional companies engaged in ecommerce, such as Mazda USA, 3Com and Home Depot.

Inference Corporation
100 Rowland Way
Novato, CA 94945
(415) 893-7200

   Inference develops, markets and supports personalized, one-to-one sales, service and support solutions over the Web for self-service and for agent-assisted customer contact centers to improve customer relationships. Inference offers a complete line of consulting, support and training services from offices throughout the U.S. and Europe. Inference's e-service and support product, k-Commerce Support Enterprise, provides conversation-driven searching of both structured knowledge and unstructured information for solving customer queries. Inference's k-Commerce Sales e-merchandising software helps e-tailers know their Web visitors, anticipate their needs and target offers to turn lookers into buyers.

   For more information on Inference, see "Where You Can Find More Information" on page 101.

                           Summary of the transaction

The transaction

   In the merger, Inference and a wholly owned subsidiary of eGain will merge, and as a result Inference will become a wholly owned subsidiary of eGain.

   The merger agreement is attached to this proxy statement/prospectus as Appendix A. We encourage you to read the merger agreement carefully. The merger agreement is more fully discussed beginning on page 71.

Exchange ratio calculation

   The exchange ratio of 0.1865 shares of eGain common stock for each share of Inference common stock may change in limited circumstances. The final exchange ratio will depend on the price of eGain common stock during the time shortly before the closing of the merger. If the average share price of eGain common stock in the applicable measurement period before the closing of the merger is between $48.516 and $59.297, each share of Inference common stock you own will be exchanged for 0.1865 shares of eGain common stock. If the average share price of eGain common stock in the applicable measurement period before the closing of the merger is less than $48.516, then the exchange ratio of 0.1865 will be recalculated to equal (0.1865 x $48.516)/the average share price. Similarly, if the average share price of eGain common stock in the applicable measurement period before the closing of the merger is greater than $59.297, then the exchange ratio of 0.1865 will be recalculated to equal (0.1865 x $59.297)/the average share price.

   Accordingly, if the average share price of eGain common stock during the applicable measurement period is between $48.516 and $59.297, each share of Inference common stock will be exchanged for 0.1865 shares of eGain common stock. For illustration purposes only, if the average share price in the applicable measurement period is $30.00, then the new exchange ratio will be equal to 0.3016, and if the average share price in the applicable measurement period is $65.00, then the new exchange ratio will be equal to 0.1701. The applicable measurement period is the 20 consecutive trading days ending on the third trading day prior to the closing date of the merger. The average share price for each trading day will be the closing price of eGain common stock on the Nasdaq National Market for that day.

Reasons for the merger (see page 62)

   Inference's board believes that the potential benefits of the merger will contribute to the success of the combined company compared to Inference continuing to operate as an independent business. The Inference board believes that the combined company provides the following: combined products that could provide a platform for linking business-to-consumer and business-to-business functions; increased distribution channels for Inference's products and services; the opportunity for expanded research and development of the combined product offerings, including potential new product offerings; a critical mass of talented and highly skilled employees; and a common stock that is a more valuable currency to finance future acquisitions at a less dilutive price than Inference could do with its stock alone.

Inference stockholder meeting (see page 28)

   The Inference meeting will be held at                   ,               ,
California on June   , 2000 at 10:00 a.m., local time. At the meeting,
Inference will ask its stockholders to approve the merger agreement and the merger.

   Inference stockholders may also consider and vote upon other matters properly brought before the Inference meeting.

Record date

   At the close of business on the record date,           shares of Inference
common stock were outstanding and entitled to vote at the Inference meeting. You will have one vote at the Inference meeting for each share of Inference common stock you owned as of the record date.

Vote required to approve the merger (see page 29)

   The approval of the proposal to approve the merger requires the affirmative vote of a majority of the outstanding shares of Inference common stock.

Recommendation to Inference stockholders (see page 64)

   The Inference board of directors has unanimously approved the merger agreement and the merger and has determined that the terms of the merger agreement are fair to, and that the merger is in the best interests of, both you and Inference. After careful consideration, the Inference board of directors recommends that you vote for approval of the merger agreement and the merger.

Where you can find a more detailed description of the merger agreement

   For a more detailed description of the terms of the merger agreement, see pages 71 to 78. A copy of the signed merger agreement is attached as Appendix A.

What holders of Inference securities will receive in connection with the merger (see pages 57-58)

   Holders of Inference common stock. If the average share price of eGain common stock in the applicable measurement period before the closing of the merger is between $48.516 and $59.297, eGain will issue to Inference stockholders 0.1865 of a share of eGain common stock for each share of Inference common stock held by them, subject to adjustment as set forth below. If the average share price of eGain common stock in the applicable measurement period is less than $48.516, the exchange ratio will be increased based on a formula that takes into account the average share price of eGain common stock. Similarly, if the average share price of eGain common stock in the applicable measurement period is greater than $59.297, the exchange ratio will be decreased based on a comparable formula.

   Holders of Inference options. Options to purchase shares of Inference common stock issued under Inference's option plans, whether vested or not vested, will convert into options to purchase the number (rounded down to the nearest whole number) of shares of eGain common stock determined by multiplying the number of shares of Inference common stock subject to such options immediately prior to the consummation of the merger by the applicable exchange ratio, at an adjusted exercise price equal to the exercise price applicable to such option to purchase Inference common stock divided by the applicable exchange ratio. eGain will assume each Inference option in accordance with the terms of the stock option plan under which such option was issued. The terms and conditions that will apply to the new options will be substantially the same as the terms and conditions that apply to the existing options.

   At an assumed exchange ratio of 0.1865, based on the capitalization of Inference on March 31, 2000, eGain would issue an aggregate of approximately 1,468,407 shares of eGain common stock in the merger, excluding shares issuable upon the exercise of Inference options. In addition, at an assumed exchange ratio of 0.1865, eGain would be obligated to issue a maximum of approximately 446,901 additional shares of eGain common stock upon exercise, if and when exercised, of the Inference options converted to eGain options as a result of the merger.

   The exchange ratio is subject to adjustment. For illustration purposes only, based on the capitalization of Inference on March 31, 2000 and assuming an average share price for eGain of $36.4773 (the average closing price of eGain common stock for the 20 consecutive trading days ending April 11, 2000), the exchange ratio would be 0.2481, and eGain would issue an aggregate of approximately 1,953,416 shares of eGain common stock excluding shares issuable upon the exercise of Inference options assumed in the merger.

Federal income tax consequences (see page 98)

   The merger is intended to qualify as a tax-free reorganization. In general, Inference, eGain and the stockholders of Inference will not recognize gain or loss for federal income tax purposes in the merger, except with respect to cash received by Inference stockholders instead of a fractional share of eGain stock. It is a condition to the merger that Inference will receive a legal opinion from tax counsel at the closing of the merger to the effect that the merger qualifies as a tax-free reorganization. For more information, see "Certain United States Federal Income Tax Consequences of the Merger" beginning on page 98.

Tax matters are very complicated. The tax consequences of the merger to you will depend on the facts of your own situation. We urge you to consult your own tax advisors as to the specific tax consequences of the merger to you, including the application and effect of United States federal, state, local and other tax laws and the possible effects of changes in United States federal and other tax laws.

Inference received an opinion from its financial advisor (see pages 64-69)

   In deciding to approve the merger, the board of directors of Inference considered the opinion of its financial advisor, Adams, Harkness & Hill, Inc., that the exchange ratio was fair, from a financial point of view, to Inference's stockholders. More information about this opinion is provided in the section entitled "The Merger and Related Transactions-Opinion of Inference's Financial Advisor" beginning on page 64.

The merger is subject to conditions (see page 75)

   Whether eGain and Inference complete the merger depends on a number of conditions in addition to Inference stockholders' approval of the merger and adoption of the merger agreement. Either eGain or Inference may choose to complete the merger even though one or more of these conditions has not been satisfied, as long as the law allows them to do so. eGain and Inference cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed. The following conditions, among others, must be satisfied or waived before the merger can be completed:

  . the shares of eGain common stock to be issued in exchange for Inference common stock must be registered with the Securities and Exchange Commission under the Securities Act, the registration statement must be effective and the registration statement must not be the subject of any "stop order" or proceedings seeking a "stop order";

  . the representations and warranties of eGain and Inference in the merger agreement must have been materially true and correct at the date the merger agreement was signed and must be materially true and correct at the time of the closing of the merger;

  . eGain and Inference must perform and comply in all material respects with their respective covenants and agreements in the merger agreement;

  . no event, change, condition or effect that is materially adverse to either company shall have occurred;

  . the shares of eGain common stock to be issued in the merger must be authorized for listing on the Nasdaq National Market; and

  . Inference must receive a legal opinion confirming the tax-free nature of the merger.
   See "Certain Provisions of the Merger Agreement--Conditions to Completion of the Merger" on page 75 for additional information regarding the closing conditions.

Termination of the merger agreement (see page 77)

   The merger agreement may be terminated by either eGain or Inference if:

  . both parties consent to such termination;

  . the Inference stockholders do not approve the merger at the special meeting; or

  . the merger is not completed by September 30, 2000.

   The merger agreement may also be terminated under those circumstances described on pages 77 to 78.

   Neither eGain or Inference can terminate the merger agreement solely because eGain's stock price declines.

Termination fees and expenses

   We have agreed that we will each pay our own fees and expenses in connection with the merger, whether or not it is completed. However, we will share equally all fees and expenses, other than attorneys' fees, in connection with the printing and filing of this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus is a part.

   Inference has agreed to pay eGain a breakup fee of $3.6 million upon the termination of the merger agreement as a result of the occurrence of any of the circumstances that are described on page 78 under "Certain Provisions of the Merger Agreement--Payment of Termination Fee."

Accounting treatment

   eGain intends to account for the merger as a purchase transaction.

Stockholders do not have dissenters' or appraisal rights

   Under Delaware law, Inference stockholders are not entitled to dissenters' or appraisal rights in the merger.

Rights of holders of Inference common stock will be different following the merger (see page 93)

   The rights of Inference's stockholders are currently governed by Delaware law and by Inference's certificate of incorporation and bylaws. The rights of eGain's stockholders are governed by Delaware law and by eGain's certificate of incorporation and bylaws. As of the effective time of the merger, Inference stockholders will become eGain stockholders. There are important differences between the rights of stockholders of Inference and stockholders of eGain. In particular, Inference has a stockholder rights plan that discourages certain types of change of control transactions, while eGain does not have this type of plan. For a description of these differences, see "Comparison of Stockholder Rights," beginning on page 93.

Comparative market price information (see page 79)

   Shares of both eGain common stock and Inference common stock are listed on the Nasdaq National Market. On March 15, 2000, the last full trading day prior to the public announcement of the proposed merger, eGain's common stock closed at $51.50 per share, and Inference's common stock closed at $10.25 per share. On April 11, 2000, eGain's common stock closed at $23.625 per share, and Inference's common stock closed at $6.5625 per share. We urge you to obtain current market quotations.

   eGain's trademarks include eGain, eGain Mail, eGain Live, eGain Commerce 2000, eGain Assistant, eGain Inform, eGain Voice, eGain Campaign, and eGain Hosted Network. Inference's trademarks include k-Commerce. All other trademarks appearing in this proxy statement/prospectus are the trademarks of others.

                                  RISK FACTORS

   By voting to adopt the merger agreement, Inference stockholders will be choosing to invest in eGain common stock. An investment in eGain common stock involves a high degree of risk. In addition to the other information contained in this proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to vote for the merger. If any of the following risks actually occur, the business and prospects of eGain or Inference may be seriously harmed. In such case, the trading price of eGain common stock would decline, and you may lose all or part of your investment.

                          Risks Related to the Merger

Inference stockholders will receive a number of shares of eGain common stock that may not reflect changes in the market value of eGain common stock and will not reflect changes in the market value of Inference common stock, and at the time Inference stockholders vote to approve the merger, they will not know the value of the eGain common stock they will receive when the merger is completed

   Upon the merger's completion, if the average share price of eGain common stock in the applicable measurement period is between $48.516 and $59.297, each share of Inference common stock will be exchanged for 0.1865 shares of eGain common stock. If the average share price of eGain common stock during the applicable measurement period is outside of the range in the previous sentence, the adjustment to the exchange ratio of 0.1865 will not reflect a dollar-for-dollar adjustment based on these changes to the average share price of eGain common stock, but rather will be based on a formula that calculates the final exchange ratio based on a fraction dependent on the average share price. As a result, Inference stockholders will not be fully compensated, if at all, for decreases in the market price of eGain common stock that could occur before the merger. Furthermore, regardless of the fluctuations in the market price of Inference common stock, there will be no adjustment for changes in the market price of Inference common stock. See "Summary--Summary of the transaction-- Exchange ratio calculation."

   In addition, neither Inference nor eGain may terminate the merger agreement or "walk away" from the merger solely because of changes in the market price of eGain common stock or Inference common stock. Accordingly, the dollar value of eGain common stock that Inference stockholders will receive upon the merger's completion will depend on the market value of eGain common stock when the merger is completed, and may decrease from the date you submit your proxy. The share price of eGain common stock is subject to the general price fluctuations in the market for publicly traded equity securities and has experienced significant volatility. eGain urges you to obtain recent market quotations for eGain common stock and Inference common stock. eGain cannot predict or give any assurances as to the market price of eGain common stock at any time before or after the completion of the merger.

eGain and Inference may not achieve the benefits they expect from the merger if they fail to integrate the operations and business of the two companies

   eGain and Inference entered into the merger agreement with the expectation that the merger will result in significant benefits to the combined company. Achieving the benefits of the merger depends on the efficient and successful integration of the two companies' operations, technologies, businesses and personnel. The difficulties, costs and delays involved in integrating the companies, which may be substantial, may include:

  . inability to successfully integrate product technologies;

  . distracting management and other key personnel from the business of the combined company;

  . potential incompatibility of business cultures;

  . costs and delays in implementing common systems and procedures, particularly in integrating different information systems;

  . possible negative effects on customer service; and

  . inability to retain and integrate key management, technical, sales and customer support personnel.

   The combined company intends to offer its products and services to the customers of each of the constituent companies. Although the companies have jointly sold their products to customers in the past, there can be no assurance that either company's customers will have any interest in the other company's products and services in the future. The failure of these cross-marketing efforts would diminish the benefits expected to be realized by this merger. In addition, eGain intends after the merger to develop new products and services that combine the technology of both eGain and Inference. To date, the companies have not thoroughly investigated the obstacles to developing and marketing these new products and services in a timely and efficient way. There can be no assurance that eGain will be able to overcome these obstacles, or that there will be a market for new products and services developed by eGain after the merger.

   Inference's principal offices are located in Novato, California, while eGain's principal offices are located in Sunnyvale, California. There are currently no plans to relocate either of these principal offices. For the merger to be successful, eGain must successfully integrate Inference's operations and personnel with eGain's operations and personnel, which may be difficult because of two separate office locations. Failure to complete the integration successfully could result in the loss of key personnel or customers.

The merger could adversely affect the combined financial results of eGain

   If the benefits of the merger do not exceed the costs associated with the merger, including any dilution to eGain's stockholders resulting from the issuance of shares of eGain common stock in connection with the merger, eGain's financial results, including earnings per share, could be adversely affected. In addition, eGain expects to record goodwill and intangible assets of approximately $75.6 million, which will be amortized over a period of three years, which will further reduce earnings per share.

The market price of eGain common stock may decline as a result of the merger

   The market price of eGain common stock may decline as a result of the merger if:

  . the integration of eGain and Inference is unsuccessful;

  . eGain does not achieve the perceived benefits or synergies of the merger as may be anticipated by financial analysts or investors; or

  . the effect of the merger on eGain's financial results is not consistent with the expectations of financial analysts or investors.

   The market price of the eGain common stock could also decline as a result of factors related to the merger which may currently be unforeseen. A decline in the market price of the eGain common stock could materially and adversely affect eGain's operating results.

Inference's officers and directors have conflicts of interest that may influence them to recommend the adoption of the merger agreement

   The directors and officers of Inference participate in arrangements and have continuing indemnification against liabilities that provide them with interests in the merger that are different from, or in addition to, yours, including the following:

  . the executive officers of Inference have outstanding stock options to purchase an aggregate of 1,019,617 shares of Inference common stock as of March 31, 2000, of which approximately 691,868 are unvested. In the event of such officers' termination or failure to obtain a comparable position with eGain following the merger, all such options would be fully vested.

  . in addition, the executive officers and certain other key employees of Inference have employment agreements under which, in the event of their termination or failure to obtain a comparable position with eGain as a result of the merger, they would be entitled to one year's base annual salary and 50% of their respective annual bonuses.

  . certain executive officers of Inference have been offered positions with eGain. Such offers provide for salaries that are generally consistent with the Inference salaries such officers have been receiving and provide for the following: the officers will receive a cash retention bonus payable over the six month period following the closing of the merger; each officer's options to purchase Inference common stock that are assumed in the merger will become fully vested on January 31, 2001, unless the officer resigns from his position before that date; and the officers will be granted new options to buy shares of eGain common stock, vesting over four years beginning on February 1, 2001. In addition, Mr. Charles W. Jepson, Inference's Chief Executive Officer, has agreed to accept the position of Senior Vice President with eGain. He will receive an annual salary of $250,000 and a potential for an additional $250,000 in bonus payments, new options to purchase 7,842 shares of eGain common stock, and vesting of all unvested Inference options on December 1, 2000, unless he resigns from his position before that date.

  . eGain has agreed to indemnify each present and former Inference officer and director against liabilities arising out of such person's services as an officer or director of Inference, as provided for in Inference's certificate of incorporation, bylaws and indemnification agreements in effect on the date of the merger agreement. eGain will also cause the officers' and directors' liability insurance of Inference to be maintained to cover any such liabilities for the next six years.

   For the above reasons, the directors and officers of Inference could be more likely to vote to adopt the merger agreement than if they did not hold these interests. Inference stockholders should consider whether these interests may have influenced these directors and officers to support or recommend adoption of the merger agreement.

There will be substantial expenses resulting from the merger that could hurt earnings of the combined company and divert resources from other productive uses

   eGain estimates that the negotiation and implementation of the merger will result in costs and expenses for both companies of an aggregate of approximately $3.2 million. These expenses will prevent the combined company from spending those amounts on other, possibly more productive uses. These costs will primarily relate to costs associated with combining the operations of the two companies and the fees of financial advisors, attorneys and accountants. Although eGain believes that the costs will not exceed the estimate, the estimate may be incorrect, or unanticipated contingencies may occur that substantially increase the costs of combining the operations of the two companies.

Failure to complete the merger could negatively impact Inference's stock price and future business and operations

   If the merger is not completed for any reason, Inference may be subject to a number of material risks, including the following:

  . Inference may be required under limited circumstances to pay eGain a termination fee of up to $3.6 million;

  . the price of Inference common stock may decline to the extent, if any, that the current market price of Inference common stock reflects an assumption by investors that the merger will be completed; and

  . costs incurred by Inference related to the merger, such as legal and accounting fees and a portion of financial advisor fees, must be paid even if the merger is not completed.

   In addition, Inference customers, in response to the announcement of the merger, may delay or defer decisions concerning Inference. Inference derives a significant portion of its license revenues each quarter from a small number of relatively large orders. Any delay or deferral in those decisions by Inference customers could have a material adverse effect on Inference's business, regardless of whether the merger is ultimately completed. Similarly, current Inference employees may experience uncertainty about their future roles with eGain until eGain's strategies with regard to Inference are announced or actually effected. This may adversely affect Inference's ability to attract and retain key management, sales, marketing and technical personnel.

   Further, if the merger is terminated and Inference's board of directors determines to seek another merger or business combination, there can be no assurance that Inference will be able to find a partner willing to pay an equivalent or more attractive price than the price to be paid in the merger. In addition, while the merger agreement is in effect, subject to very narrowly defined exceptions, Inference is prohibited from soliciting, initiating or encouraging or entering into certain transactions, such as a merger, sale of assets or other business combination, with any party other than eGain. These factors could also adversely affect Inference's common stock price.

The merger may be consummated even though material adverse changes to either company's business results from the announcement of the merger or changes in general economic conditions or the companies' industry generally

   In general, either party can refuse to complete the merger if there is a material adverse change affecting the other party between now and the closing. Certain types of changes will not prevent the merger from going forward, however, even if they would have a material adverse effect on eGain or Inference. For example, changes affecting the economy as a whole or changes affecting the industry in which eGain or Inference operates, and changes resulting from the announcement of the merger will not allow either party to walk away from the merger.

   If material adverse changes occur, but eGain and Inference are still required to complete the merger based on the terms of the merger agreement, eGain's stock price may suffer. This in turn may reduce the value of the merger to eGain and Inference stockholders. While eGain and Inference might seek to renegotiate the merger in these circumstances, there can be no assurance that eGain and Inference would in fact do so or that eGain and Inference would be successful.

After completion of the merger, eGain will compete against both eGain's and Inference's current competitors, and may face competition from additional companies

   After the merger, the level of competition encountered by the combined companies of eGain and Inference may increase. As eGain and Inference combine and enhance their product lines to offer a more comprehensive ecommerce customer communications solution, they will increasingly compete with other providers of customer management and communications solutions. The combined product line may not be sufficient to successfully compete with the product offerings available from these and other companies, which could slow the growth of the combined company and harm its business.

      Risks Related to the Business and Operations of the Combined Company

The merger will combine two companies that have a recent history of losses, and eGain expects continuing losses and may never achieve profitability, which in turn may harm its future operating performance and may cause the market price of eGain common stock to decline

   eGain incurred net losses of approximately $11.3 million for the fiscal year ended June 30, 1999, and approximately $26.5 million for the six months ended December 31, 1999. As of December 31, 1999, eGain had an accumulated deficit of approximately $38.7 million. Similarly, Inference incurred net losses of approximately $12.7 million for the fiscal year ended January 31, 2000, and had an accumulated deficit of $34.0 million at that date. eGain expects to continue to incur net losses for the foreseeable future. If eGain continues to incur net losses, it may not be able to increase its number of employees or its investment in capital equipment, sales, marketing, customer support and research and development programs in accordance with its present plans. eGain does not know when or if it will become profitable. If eGain does not become profitable within the timeframe expected by financial analysts or investors, the market price of eGain common stock will likely decline. If eGain does achieve profitability, it may not sustain or increase profitability in the future.

eGain's operating expenses may increase as eGain builds its business, and this increase may harm its operating results and financial condition

   eGain has spent heavily on technology and infrastructure development. eGain expects to continue to spend substantial financial and other resources on developing and introducing product and service offerings, and expanding its sales, marketing and customer support organizations and operating infrastructure. eGain expects that its operating expenses will continue to increase in absolute dollars and may increase as a percentage of revenue. If eGain's revenue does not correspondingly increase, its business and operating results could suffer.

The merger will combine two companies whose quarterly operating results are subject to fluctuations caused by many factors, which could cause eGain to not meet quarterly financial expectations, which could cause eGain's common stock price to decline

   eGain was incorporated in September 1997 and shipped its first product in September 1998. Because of this limited operating history and other factors, eGain's quarterly revenue and operating results are difficult to predict. In addition, due to the emerging nature of the ecommerce customer communications market and other factors, eGain's quarterly revenue and operating results may fluctuate from quarter to quarter. It is likely that eGain's operating results in some quarters will be below the expectations of financial analysts or investors. In this event, the market price of eGain common stock is likely to decline.

   A number of factors are likely to cause fluctuations in eGain's operating results, including, but not limited to, the following:

  . the growth rate of ecommerce;

  . demand for ecommerce customer communications applications;

  . eGain's ability to attract and retain customers and maintain customer satisfaction;

  . eGain's ability to upgrade, develop and maintain its systems and infrastructure;

  . the amount and timing of operating costs and capital expenditures relating to expansion of eGain's business and infrastructure;

  . technical difficulties or system outages;

  . eGain's ability to attract and retain qualified personnel with software and Internet industry expertise, particularly sales and marketing personnel;

  . the announcement or introduction of new or enhanced products and services by eGain's competitors;

  . changes in eGain's pricing policies and those of its competitors;

  . litigation relating to proprietary rights;

  . seasonal trends in technology purchases;

  . timing of large contracts;

  . integration of products between Inference and eGain as planned;

  . changes in market conditions may limit eGain's ability to raise capital;

  . general business conditions in the industry;

  . failure to increase eGain's international sales; and

  . governmental regulation regarding the Internet and ecommerce in particular.

   eGain bases its expense levels in part on its expectations regarding future revenue levels. If eGain's revenue for a particular quarter is lower than it expects, it may be unable to proportionately reduce its operating expenses for that quarter. For example, eGain's hosting agreements are typically for a period of one year and automatically renew unless terminated by either party with 60 days' prior notice. In addition, some of eGain's hosting agreements give the customer the right to terminate the contract at any time. Period-to-period comparisons of eGain's operating results are not a good indication of its future performance.

eGain's business is premised on a novel business model that is largely untested

   eGain's business is premised on novel business assumptions that are largely untested. Customer communications historically have been conducted primarily in person or over the telephone. eGain's business model assumes that companies engaged in ecommerce will continue to elect to communicate with customers mainly through the Internet rather than by telephone. eGain's business model also assumes that many companies recognize the benefits of a hosted delivery model and will seek to have their customer communications applications hosted by eGain. If any of these assumptions is incorrect, eGain's business will be seriously harmed.

eGain's revenues are currently dependent on sales of the eGain Mail product

   To date, eGain has derived substantially all of its revenue from sales of the eGain Mail product and related services. eGain has recently expanded its product offerings. eGain expects to continue to derive a majority of its revenue from sales of the eGain Mail product for at least the next fiscal quarter. Implementation of eGain's strategy depends upon the eGain Mail platform being able to solve the customer communications needs of businesses engaging in ecommerce. If eGain's existing or future customers are not satisfied with the eGain Mail platform, eGain's business and operating results will be seriously harmed.

In addition to the Inference acquisition, eGain may engage in future acquisitions or investments that could dilute eGain's existing stockholders, cause eGain to incur significant expenses or harm its business

   eGain may review acquisition or investment prospects that might complement its current business or enhance its technological capabilities. Integrating any newly acquired businesses, like Inference, or their technologies or products may be expensive and time-consuming. For example, eGain entered into an agreement to acquire Big Science Company in February 2000, which transaction closed in March 2000. There can be no assurance that eGain can effectively integrate Big Science's product, now called eGain Assistant, successfully with the eGain platform. To finance any acquisitions, it may be necessary for eGain to raise additional funds through public or private financings. Additional funds may not be available at all, or on terms that are favorable to eGain and, in the case of equity financings, may result in dilution to eGain's stockholders. eGain may not be able to operate any acquired businesses profitably or otherwise implement its growth strategy successfully. If eGain is unable to integrate any newly acquired entities or technologies effectively, eGain's operating results could suffer. Future acquisitions by eGain could also result in large and immediate write-offs, incurrence of debt and contingent liabilities, or amortization of expenses related to goodwill and other intangibles, any of which could harm eGain's operating results.

eGain could incur additional non-cash charges associated with stock-based compensation arrangements

   eGain's operating results may be impacted if it incurs significant non-cash charges associated with stock-based compensation arrangements with employees and non-employees. eGain has issued options to non-employees which are subject to various vesting schedules of up to 48 months. For deferred compensation purposes, non-employee options are required to be remeasured at each vesting date, which may require eGain to record additional non-cash accounting expenses. These expenses may result in eGain incurring net losses or increased net losses for a given period, and this could seriously harm eGain's operating results and common stock price.

If eGain fails to expand its sales, marketing and customer support activities, it may be unable to expand its business

   If eGain does not successfully expand its sales, marketing and customer support activities, eGain may not be able to expand its business, and eGain's common stock price could decline. The complexity of eGain's ecommerce customer communications platform and related products and services requires it to have highly trained sales, marketing and customer support personnel, to educate prospective customers regarding the use and benefits of eGain's services, and provide effective customer support. With eGain's relatively brief operating history and its plans for expansion, eGain has considerable need to recruit, train, and retain qualified staff. Any delays or difficulties eGain encounters in these staffing efforts could impair its ability to attract new customers and to enhance its relationships with existing customers. This in turn would adversely affect the timing and extent of eGain's revenue. Because the majority of eGain's current sales, marketing and customer support personnel have recently joined eGain and have limited experience working together, and because the new Inference employees in these areas will also be new to eGain, the combined company's sales, marketing and customer support organization may not be able to compete successfully against bigger and more experienced organizations of its competitors.

eGain must recruit and retain its key employees to expand its business

   eGain's success will depend on the skills, experience and performance of eGain's senior management, engineering, sales, marketing and other key personnel, many of whom have worked together for only a short period of time, as well as the skills, experience and performance of the Inference personnel, who must be integrated with eGain's employees. Recently, eGain has hired a number of senior executives. The loss of the services of any of eGain's senior management or other key personnel, including eGain's Chief Executive Officer and co-founder, Ashutosh Roy, and eGain's President and co-founder, Gunjan Sinha, could harm its business. Similarly, the loss of the senior management of Inference could be harmful to the business of the combined company. Additionally, the short term services of Charles Jepson, Inference President and Chief Executive Officer, will be needed during the transition period. eGain does not have employment agreements with, or life insurance policies on, most of its key employees. Most of these employees may terminate their employment with eGain at any time. eGain's success also will depend on its ability to recruit, retain and motivate other highly skilled engineering, sales, marketing and other personnel. Competition for these personnel is intense, especially in the San Francisco Bay Area, and eGain has had difficulty hiring employees in its desired timeframes. In particular, eGain may be unable to hire a sufficient number of qualified software engineers and information technology professionals. If eGain fails to retain and recruit necessary engineering, sales and marketing, customer support or other personnel, eGain's business and its ability to develop new products and services and to provide acceptable levels of customer service could suffer. In addition, companies in the software industry whose employees accept positions with competitors frequently claim that competitors have engaged in unfair hiring practices. eGain could incur substantial costs in defending itself against any of these claims, regardless of the merits of such claims.

eGain's failure to expand third-party distribution channels would impede its revenue growth

   To increase eGain's revenue, it must increase the number of its marketing and distribution partners, including software and hardware vendors and resellers. eGain's existing or future marketing and distribution partners may choose to devote greater resources to marketing and supporting the products of competitors, which could also harm eGain.

   Similarly, to increase eGain's revenue and implementation capabilities, eGain must develop and expand relationships with systems integrators. eGain relies on systems integrators to recommend eGain's products to their customers and to install and support eGain's products for their customers. Systems integrators may develop, market or recommend software applications that compete with eGain's products. Moreover, if these firms fail to implement eGain's products successfully for their customers, eGain may not have the resources to implement its products on the schedule required by its customers.

Unknown software defects could disrupt eGain's products and services, which could harm eGain's business and reputation

   eGain's product and service offerings depend on complex software, both internally developed and licensed from third parties. Complex software often contains defects, particularly when first introduced or when new versions are released. eGain may not discover software defects that affect its new or current services or enhancements until after they are deployed. It is possible that, despite testing by eGain, defects may occur in the software. These defects could result in damage to eGain's reputation, lost sales, product liability claims, delays in or loss of market acceptance of eGain's products, product returns and unexpected expenses and diversion of resources to remedy errors.

eGain may face liability associated with its management of sensitive customer information

   eGain's applications manage sensitive customer information, and eGain may be subject to claims associated with invasion of privacy or inappropriate disclosure, use or loss of this information. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could harm eGain's reputation and its business and operating results.

If eGain's system security is breached, eGain's business and reputation could suffer

   A fundamental requirement for online communications and transactions is the secure transmission of confidential information over public networks. Third parties may attempt to breach eGain's security or that of eGain's customers. eGain may be liable to its customers for any breach in its security and any breach could harm its business and reputation. Although eGain has implemented network security measures, eGain's servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays or loss of data. eGain may be required to expend significant capital and other resources to license encryption technology and additional technologies to protect against security breaches or to alleviate problems caused by any breach.

Due to the lengthy sales cycles of some of eGain's products, the timing of its sales is difficult to predict and may cause eGain to miss its revenue expectations

   eGain's sales cycle for its ecommerce customer communications applications can be as long as three months or more, and varies substantially from customer to customer. While eGain's potential customers are evaluating eGain's products and before they place an order with it, eGain may incur substantial sales and marketing expenses and spend significant management effort. Consequently, if revenue forecasted from a specific customer for a particular quarter is not realized in that quarter, eGain may incur significant expenses that are not offset by corresponding revenue.

If eGain does not successfully address the risks inherent in the expansion of its international operations, its business could suffer

   eGain intends to continue to expand into international markets and to spend significant financial and managerial resources to do so. For example, eGain has established subsidiaries in the United Kingdom and Australia. Inference also has European subsidiaries, including subsidiaries in the United Kingdom and the Netherlands. If the combined company's revenue from international operations does not exceed the expense associated with establishing and maintaining these operations, eGain's business and operating results will suffer. eGain has limited experience in international operations and may not be able to compete effectively in international markets. eGain faces various risks inherent in conducting business internationally, such as the following:

  .unexpected changes in international regulatory requirements;

  . difficulties and costs of staffing and managing international operations;

  . differing technology standards;

  . difficulties in collecting accounts receivable and longer collection periods;

  . political and economic instability;

  . fluctuations in currency exchange rates;

  . imposition of currency exchange controls;

  . potentially adverse tax consequences;

  . reduced protection for intellectual property rights in foreign countries;

  . general business conditions; and

  . ability to integrate Inference's international operations.

eGain's recent growth has placed a strain on its resources and if eGain fails to manage its future growth, its business could suffer

   eGain recently began to expand its operations rapidly and intends to continue this expansion. The completed acquisition of Big Science and the pending acquisition of Inference are two examples of this expansion. This rapid expansion has placed, and is expected to continue to place, a significant strain on eGain's managerial, operational and financial resources. To manage any further growth, eGain will need to improve or replace its existing operational, customer support and financial systems, procedures and controls. Any failure by eGain to properly manage these system and procedural transitions could impair its ability to attract and service customers, and could cause it to incur higher operating costs and delays in the execution of its business plan. eGain will also need to continue the expansion of its operations and employee base. eGain's management may not be able to hire, train, retain, motivate and manage required personnel. In addition, eGain's management may not be able to successfully identify, manage and exploit existing and potential market opportunities.

eGain may not be able to upgrade its systems and the eGain Hosted Network to accommodate growth in ecommerce

   eGain faces risks related to the ability of the eGain Hosted Network to operate with higher activity levels while maintaining expected performance. As the volume and complexity of ecommerce customer communications increases, eGain will need to expand its systems and hosted network infrastructure. The expansion and adaptation of eGain's network infrastructure will require substantial financial, operational and management resources. Due to the limited deployment of eGain's products and services to date, eGain's ability to connect and manage a substantially larger number of customers is unknown.

   Customer demand for eGain's products and services could be greatly reduced if eGain fails to maintain high capacity data transmission. In addition, as eGain upgrades its network, and as it integrates the systems and network of Inference, eGain is likely to encounter equipment or software incompatibility. eGain may not be able to expand or adapt the eGain Hosted Network to meet additional demand or eGain's customers' changing requirements in a timely manner or at all.

Unplanned system interruptions and capacity constraints could reduce eGain's ability to provide hosting services and could harm its business and reputation

   eGain's customers have in the past experienced some interruptions with the eGain Hosted Network. eGain believes that these interruptions will continue to occur from time to time. These interruptions could be due to hardware and operating system failures. eGain expects a substantial portion of its revenue to be derived from customers who use the eGain Hosted Network. As a result, eGain's business will suffer if it experiences frequent or long system interruptions that result in the unavailability or reduced performance of the eGain Hosted Network or reduce eGain's ability to provide remote management services. eGain expects to experience occasional temporary capacity constraints due to sharply increased traffic, which may cause unanticipated system disruptions, slower response times, impaired quality and degradation in levels of customer service. If this were to continue to happen, eGain's business and reputation could be seriously harmed.

   eGain's success largely depends on the efficient and uninterrupted operation of its computer and communications hardware and network systems. Substantially all of eGain's computer and communications systems are located in Sunnyvale, California. eGain's systems and operations are vulnerable to damage or interruption from fire, earthquake, power loss, telecommunications failure and similar events.

   eGain has entered into service agreements with some of its customers that require minimum performance standards, including standards regarding the availability and response time of eGain's remote management services. If eGain fails to meet these standards, eGain's customers could terminate their relationships with eGain, and eGain could be subject to contractual monetary penalties. Any unplanned interruption of services may harm eGain's ability to attract and retain customers.

eGain relies on relationships with, and the system integrity of, hosting partners for the eGain Hosted Network

   The eGain Hosted Network consists of virtual data centers co-located in the physical data centers of eGain's hosting partners. Accordingly, eGain relies on the speed and reliability of the systems and networks of these hosting partners. If eGain's hosting partners experience system interruptions or delays, or if eGain does not maintain or develop relationships with reliable hosting partners, eGain's business could suffer.

Problems arising from use of eGain's products with other vendors' products could cause eGain to incur significant costs, divert attention from eGain's product development efforts and cause customer relations problems

   eGain's customers generally use eGain products together with products from other companies, such as Inference. As a result, when problems occur in the network, it may be difficult to identify the source of the problem. Even when these problems are not caused by eGain's products, they may cause it to incur significant warranty and repair costs, divert the attention of eGain's engineering personnel from product development efforts and cause significant customer relations problems.

eGain may be unable to protect its intellectual property and proprietary rights

   eGain regards its copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to its success, and relies on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with eGain employees, customers and partners to protect its proprietary rights.

eGain's trademarks include eGain, eGain Mail, eGain Live, eGain Campaign, eGain Inform, eGain Voice, eGain Commerce 2000, eGain Assistant, eGain Hosted Network and eGain Commerce Bridge. Despite eGain's efforts to protect its proprietary rights through confidentiality and license agreements, unauthorized parties may attempt to copy or otherwise obtain and use eGain's products or technology. These precautions may not prevent misappropriation or infringement of eGain's intellectual property.

   In addition, the status of United States patent protection in the software industry is not well defined and will evolve as the U.S. Patent and Trademark Office grants additional patents. eGain has one patent application pending in the United States, and may seek additional patents in the future. eGain does not know if its patent application or any future patent application will result in a patent being issued with the scope of the claims eGain seeks, if at all, or whether any patents eGain may receive will be challenged or invalidated. It is difficult to monitor unauthorized use of technology, particularly in foreign countries, where the laws may not protect eGain's proprietary rights as fully as in the United States. Furthermore, eGain's competitors may independently develop technology similar to eGain's technology.

eGain may face intellectual property infringement claims that could be costly to defend

   Third parties may infringe or misappropriate eGain's copyrights, trademarks and similar proprietary rights. In addition, other parties may assert infringement claims against eGain. Although eGain has not received notice of any alleged infringement, eGain's products may infringe issued patents that may relate to its products. In addition, because the contents of patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to eGain's software products. eGain may be subject to legal proceedings and claims from time to time in the ordinary course of its business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties. Intellectual property litigation is expensive and time-consuming and could divert management's attention away from running eGain's business. This litigation could also require eGain to develop non-infringing technology or enter into royalty or license agreements. These royalty or license agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement. eGain's failure or inability to develop non-infringing technology or license the proprietary rights on a timely basis would harm its business.

eGain may need to license third-party technologies and may be unable to do so

   To the extent eGain needs to license third-party technologies, it may be unable to do so on commercially reasonable terms or at all. In addition, eGain may fail to successfully integrate any licensed technology into its services. Third-party licenses may expose eGain to increased risks, including risks associated with the integration of new technology, the diversion of resources from the development of eGain's own proprietary technology, and eGain's inability to generate revenue from new technology sufficient to offset associated acquisition and maintenance costs. eGain's inability to obtain any of these licenses could delay product and service development until equivalent technology can be identified, licensed and integrated. This in turn would harm eGain's business and operating results.

eGain's stock price may be volatile

   The price at which eGain common stock will trade has been and will likely continue to be highly volatile and fluctuate substantially due to factors such as the following:

  . actual or anticipated fluctuations in eGain's operating results;

  . changes in or failure to meet securities analysts' expectations;

  . announcements of technological innovations;

  . introduction of new services by eGain or its competitors;

  . developments with respect to intellectual property rights;

  . conditions and trends in the Internet and other technology industries;
    and

  . general market conditions.

eGain may become involved in securities class action litigation which could divert management's attention and harm its business

   The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stocks of technology companies, particularly Internet companies. These broad market fluctuations may cause the market price of eGain common stock to decline. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. eGain may become involved in this type of litigation in the future. Litigation is often expensive and diverts management's attention and resources, which could harm eGain business and operating results.

eGain may need additional capital, and raising additional capital may dilute existing stockholders

   eGain believes that its existing capital resources will enable it to maintain its current and planned operations for the next 12 months. However, eGain may choose to, or be required to, raise additional funds due to unforeseen circumstances. If eGain's capital requirements vary materially from those currently planned, it may require additional financing sooner than anticipated. This financing may not be available in sufficient amounts or on terms acceptable to us and may be dilutive to existing stockholders.

             Risks Related to the Industry of the Combined Company

eGain must compete successfully in the ecommerce customer communications market
   The ecommerce customer communications market is relatively new, growing rapidly, and intensely competitive. There are no substantial barriers to entry in this market, and established or new entities may enter this market in the near future. eGain competes with companies that develop and maintain internally developed customer communications software applications. eGain also competes directly with companies that provide licensed software products to assist in handling customer communications, including AskJeeves, Inc., Brightware, Inc., Kana Communications, Inc., LivePerson, Inc., Primus Knowledge Solutions, Inc., Quintus Corp. (which recently agreed to acquire Mustang Software, Inc.), Servicesoft, Silknet Software, Inc. (which recently agreed to be acquired by Kana Communications, Inc.) and WebLine Communications Corp. (which was recently acquired by Cisco Systems, Inc.). In addition, some of eGain's competitors who currently offer licensed software products are now beginning to offer hosted approaches. eGain also faces actual or potential competition from larger, front office software companies such as Clarify, Inc., (recently acquired by Nortel Networks Corp.), and PeopleSoft, Inc. Furthermore, established enterprise software companies, including Hewlett-Packard Company, IBM, Microsoft Corporation and similar companies may seek to leverage their existing relationships and capabilities to offer ecommerce customer communications applications.

   eGain believes competition will increase as its current competitors increase the sophistication of their offerings and as new participants enter the market. Many of eGain's current and potential competitors have:

  . longer operating histories;

  . larger customer bases;

  . greater brand recognition;

  . more diversified lines of products and services; and

  . significantly greater financial, marketing and other resources.

   These competitors may enter into strategic or commercial relationships with larger, more established and better-financed companies. These competitors may be able to:

  . undertake more extensive marketing campaigns;

  . adopt more aggressive pricing policies; and

  . make more attractive offers to businesses to induce them to use their products or services.

   Further, any delays in the general market acceptance of ecommerce customer communications applications and eGain's hosted delivery model would likely harm its competitive position. Any delay would allow eGain's competitors additional time to improve their service or product offerings, and also provide time for new competitors to develop ecommerce customer communications applications and solicit prospective customers within eGain's target markets. Increased competition could result in pricing pressures, reduced operating margins and loss of market share.

eGain depends on broad market acceptance of Web-based ecommerce customer communications applications

   eGain depends on the widespread acceptance and use of Web-based customer communications applications as an effective solution for businesses seeking to manage high volumes of customer communication over the Internet. eGain cannot estimate the size or growth rate of the potential market for its product and service offerings, and does not know whether its products and services will achieve broad market acceptance. The market for Web-based ecommerce customer communications is new and rapidly evolving, and concerns over the security and reliability of online transactions, the privacy of users and quality of service or other issues may inhibit the growth of the Internet and commercial online services. If the market for ecommerce customer communications applications fails to grow or grows more slowly than eGain currently anticipates, its business will be seriously harmed.

eGain may be unable to develop or enhance products or services that address the changing needs of the ecommerce customer communications market

   To be competitive in the ecommerce customer communications market, eGain must continually improve the performance, features and reliability of eGain products and services, including eGain existing ecommerce customer communications applications, and develop new products, services, functionality and technology that address changing industry standards and customer needs. For example, eGain has announced that it intends to introduce three new products, eGain Campaign, eGain Inform and eGain Voice, during calendar 2000. If eGain cannot bring these products to market in a timely and effective way, its business and operating results will suffer. More generally, if eGain cannot adapt or respond in a cost-effective and timely manner to changing industry standards, market conditions or customer requirements, eGain's business and operating results will suffer.

eGain will only be able to execute its business plan if Internet usage continues to grow

   eGain's business will be seriously harmed if Internet usage does not continue to grow or grows at significantly lower rates compared to current trends. The continued growth of the Internet depends on various factors, most of which are outside eGain's control. These factors include the following:

  . the Internet infrastructure may be unable to support the demands placed on it;

  . the performance and reliability of the Internet may decline as usage grows;

  . security and authentication concerns with respect to transmission over the Internet of confidential information, such as credit card numbers, and attempts by unauthorized computer users, so-called hackers, to penetrate online security systems; and

  . privacy concerns, including those related to the ability of Web sites to gather user information without the user's knowledge or consent.

Because eGain provides its customer communications applications to companies conducting business over the Internet, eGain's business could suffer if efficient transmission of data over the Internet is interrupted

   The recent growth in the use of the Internet has caused frequent interruptions and delays in accessing the Internet and transmitting data over the Internet. Because eGain provides Internet-based ecommerce customer communications applications, interruptions or delays in Internet transmissions will harm eGain customers' ability to receive and respond to email messages. Therefore, eGain's market depends on improvements being made to the entire Internet infrastructure to alleviate overloading and congestion.

Governmental regulation and legal uncertainties could impair the growth of the Internet and decrease demand for eGain's services or increase eGain's cost of doing business

   Governmental regulation may impair the growth of the Internet or commercial online services. This could decrease the demand for eGain's products and services, increase its cost of doing business or otherwise harm its business and operating results. Although there are currently few laws and regulations directly applicable to the Internet and the use of the Internet as a commercial medium, a number of laws have been proposed involving the Internet. These proposed laws include laws addressing user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Further, the growth and development of the market for commercial online transactions may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies engaged in ecommerce. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve.

eGain may be liable for activities of its customers or others using the eGain Hosted Network

   As a provider of ecommerce customer communications applications, eGain faces potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the actions of eGain customers or others using the eGain Hosted Network. This liability could result from the nature and content of the communications transmitted by eGain customers through the eGain Hosted Network. eGain does not and cannot screen all of the communications generated by its customers, and eGain could be exposed to liability with respect to this content. Furthermore, some foreign governments have enforced laws and regulations related to content distributed over the Internet that are more strict than those currently in place in the United States.

                           FORWARD-LOOKING STATEMENTS

   This proxy statement/prospectus and the documents incorporated in this document by reference contain forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to eGain's financial condition, results of operations and business, and on the expected impact of the merger on eGain's financial performance. Forward-looking statements include the information in this document relating to expected benefits of the merger such as efficiencies, opportunities to gain new customers and market profile, estimated expenses associated with the merger, and the competitive ability of the combined company.

   The sections of this document that contain forward-looking statements include: "Questions and Answers About the Merger," "Summary," "Comparative Per Share Data," "Information About eGain," "The Merger and Related Transactions-- Background of the Merger," "The Merger and Related Transactions--Reasons for the Merger," "The Merger and Related Transactions--eGain Board Considerations," "Management's Discussion and Analysis of Financial Condition and Results of Operations of eGain," "The Merger and Related Transactions--Inference Board Considerations," "The Merger and Related Transactions--Opinion of Inference's Financial Advisor," and "Unaudited Pro Forma Condensed Combined Financial Information." eGain's forward-looking statements are also identified by words such as "believes," "expects," "anticipates," "intends," "estimates" or similar expressions.

   These forward-looking statements are not guarantees of future performance and are subject to certain risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. These forward-looking statements are based on management's assumptions, estimates and expectations as of the date of this document. These risks and uncertainties include:

  . the possibility that the value of the eGain common stock to be issued to Inference stockholders in the merger will decrease prior to completion of the merger and no corresponding adjustment to the exchange ratio and the number of shares of eGain common stock to be received by Inference stockholders will be made;

  . the possibility that the merger will not be consummated;

  . the possibility that the anticipated benefits from the merger cannot be fully realized;

  . the possibility that costs or difficulties related to the integration of eGain's businesses will be greater than expected;

  . the introduction of new technologies and trends in the customer communications market;

  . the ability of the combined company to develop and market successfully new products;

  . the factors discussed in the section entitled "Risk Factors" immediately above; and

  . other risk factors as may be detailed from time to time in eGain's and Inference's public announcements and filings with the Securities and Exchange Commission.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

   The following selected historical financial data of eGain and Inference have been derived from their respective historical financial statements, and should be read in conjunction with those financial statements and the related notes. The selected unaudited pro forma condensed combined financial data of eGain and Inference are derived from the unaudited pro forma condensed combined financial information, which gives effect to the transaction as a purchase, and should be read in conjunction with the unaudited pro forma condensed combined financial information and related notes, which are included elsewhere in this proxy statement/prospectus.

   For pro forma purposes, eGain's statement of operations for the fiscal year ended June 30, 1999, after giving effect to the acquisitions of Sitebridge Corporation and Big Science Company, and Inference's historical statement of operations for the twelve months ended July 31, 1999 have been combined to give effect to the merger as if it had occurred on July 1, 1998. eGain's statement of operations for the six months ended December 31, 1999, after giving effect to the acquisition of Big Science, and Inference's historical statement of operations for the six months ended January 31, 2000 have been combined to give effect to the merger as if it had occurred on July 1, 1999.

   The unaudited pro forma combined condensed balance sheet data assumes that the Inference acquisition took place as of December 31, 1999 and combines eGain's balance sheet at that date, after giving effect to the acquisition of Big Science, with Inference's historical balance sheet at January 31, 2000.

   The total estimated purchase price of the Inference acquisition has been allocated on a preliminary basis to assets and liabilities based on management's best estimates of their fair value with the excess costs over the net assets acquired allocated to goodwill. This allocation is subject to change pending a final analysis of the total purchase price and the fair value of the assets acquired and liabilities assumed. The impact of such changes could be material.

   The unaudited pro forma condensed combined information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been consummated at the times indicated, nor is it necessarily indicative of future operating results or financial condition of the combined companies.

                   eGain's Selected Historical Financial Data

                     (in thousands, except per share data)

                                                            Six Months Ended
                                                              December 31,
                                                            -----------------
                               Period from
                              September 10,
                             1997 (Inception)  Year Ended
                             to June 30, 1998 June 30, 1999   1999     1998
                             ---------------- ------------- --------  -------
                                                              (unaudited)
Historical Statement of
 Operations Data:
Revenues....................     $     2        $  1,019    $  3,771  $   147
Loss from operations........        (882)        (11,300)    (27,133)  (3,007)
Net loss....................        (938)        (11,305)    (26,505)  (2,981)
Per share data:
Basic and diluted net loss
 per share..................     $(17.78)       $  (2.14)   $  (1.40) $ (0.62)
Shares used in computing
 basic and diluted net loss
 per share..................          53           5,295      18,977    4,786

                                                     June 30,
                                                  --------------  December 31,
                                                   1998   1999        1999
                                                  ------ -------  ------------
                                                                  (unaudited)
Historical Balance Sheet Data:
Cash, cash equivalents and short-term
 investments..................................... $3,831 $ 1,265    $56,585
Working capital (deficit)........................  3,691    (755)    47,664
Total assets.....................................  3,990  23,965     80,296
Notes payable less current portion...............    --      221        851
Total stockholders' equity.......................  3,801  20,483     68,144

                 Inference's Selected Historical Financial Data

                     (in thousands, except per share data)

                                            Year Ended January 31,
                                   -------------------------------------------
                                     2000     1999     1998     1997    1996
                                   --------  -------  -------  ------- -------
Historical Statements of
 Operations Data:
Revenues.......................... $ 22,948  $31,094  $28,223  $35,990 $29,395
Income (loss) from operations.....  (13,559)  (2,985)  (4,594)   1,612   3,456
Net income (loss).................  (12,713)  (1,920)     627    2,432   3,773
Per share data:
Net income (loss) per common
 share:
  Basic........................... $  (1.70) $ (0.27) $  0.08  $  0.30 $  0.59
  Diluted......................... $  (1.70) $ (0.27) $  0.08  $  0.28 $  0.51
Shares used in computing net
 income (loss) per common share:
  Basic...........................    7,469    7,146    7,894    8,078   6,344
  Diluted.........................    7,469    7,146    8,110    8,702   7,393

                                               Year Ended January 31,
                                       ---------------------------------------
                                        2000    1999    1998    1997    1996
                                       ------- ------- ------- ------- -------
Historical Balance Sheet Data:
Cash, cash equivalents and short-term
 investments.......................... $17,244 $25,761 $28,010 $29,607 $25,933
Working capital.......................  11,778  22,640  26,375  29,504  25,572
Total assets..........................  25,816  35,375  36,996  42,241  36,895
Total stockholders' equity............  14,990  24,758  28,656  32,111  27,963

                          Selected Unaudited Pro Forma
                       Condensed Combined Financial Data
                     (in thousands, except per share data)

                                                 Year Ended   Six Months Ended
                                                June 30, 1999 December 31, 1999
                                                ------------- -----------------
Unaudited pro forma condensed combined
 consolidated statement of operations data:
Revenues......................................    $ 30,216        $ 14,826
Loss from operations..........................     (60,541)        (54,299)
Net loss .....................................     (59,592)        (53,322)
Per share data:
Basic and diluted net loss per common share...    $  (6.83)       $  (2.52)
Shares used in computing basic and diluted net
 loss per common share........................       8,720          21,190

                                                                    As of
                                                              December 31, 1999
                                                              -----------------
                                                                 (unaudited)
Unaudited pro forma condensed combined balance
 sheet data:
Cash, cash equivalents and short-term
 investments..................................                    $ 73,873
Working capital...............................                      54,093
Total assets..................................                     215,400
Long-term obligations, net of current
 portion......................................                         951
Total stockholders' equity....................                     186,929

For detailed information see "Unaudited Pro Forma Condensed Combined Financial Information" on pages 81 through 92.

                           COMPARATIVE PER SHARE DATA

   The following table sets forth certain historical per share data of eGain and Inference and combined per share data on a pro forma basis. You should read the information set forth below along with the selected historical financial data and the pro forma combined financial information included elsewhere in this proxy statement/prospectus. The pro forma combined financial data are not necessarily indicative of the operating results that would have been achieved had the merger been consummated as of the beginning of the periods presented and you should not construe it as representative of future operations.

                                                                     Six Months
                                                         Year Ended    Ended
                                                          June 30,  December 31,
                                                            1999        1999
                                                         ---------- ------------
Historical eGain:
  Basic and diluted net loss per share..................   $(2.14)     $(1.40)
                                                           Twelve
                                                           Months    Six Months
                                                            Ended      Ended
                                                          July 31,  January 31,
                                                            1999        2000
                                                         ---------- ------------
Historical Inference:
  Basic and diluted net loss per share..................   $(0.48)     $(1.04)
                                                                     Six Months
                                                         Year Ended    Ended
                                                          June 30,  December 31,
                                                            1999        1999
                                                         ---------- ------------
Pro forma combined diluted net loss:
  Per eGain share.......................................   $(6.83)     $(2.52)
Equivalent per Inference share..........................   $(1.27)      (0.47)

   The above Inference equivalent pro forma combined diluted net income (loss) per share amounts are calculated by multiplying the eGain combined pro forma diluted net income (loss) per share amounts by the exchange ratio of 0.1865.

                                                                     Year Ended
                                                                    December 31,
                                                                        1999
                                                                    ------------
   Book value per share:
     Historical eGain at December 31, 1999.........................    $1.80
     Historical Inference at January 31, 2000......................    $1.80
     Pro forma combined per eGain share............................    $1.95
     Pro forma combined per Inference share........................    $0.36

   The historical book value per share is computed by dividing stockholders' equity, less goodwill and other intangible assets, by the number of shares of common stock outstanding at December 31, 1999 and January 31, 2000 for eGain and Inference, respectively. The pro forma combined book value per eGain share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of common stock of eGain outstanding as of December 31, 1999, assuming the merger had occurred as of that date. The pro forma combined book value per Inference share is computed by multiplying the eGain pro forma combined book value per share by the exchange ratio of 0.1865.

   eGain estimates it will incur direct transaction costs and additional costs associated with the integration of the two companies of approximately $3.2 million associated with the merger, which will be included as part of the purchase price to be allocated to Inference assets acquired. The pro forma combined book value per share data gives effect to the estimated direct transaction costs as if such costs had been incurred as of the respective balance sheet date. The direct transaction costs are not included in the pro forma combined net income per share data. See "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page 81.

                           INFERENCE SPECIAL MEETING

When and where will the meeting be held?

   This proxy statement/prospectus is furnished to the holders of Inference common stock as part of the solicitation of proxies by the Inference board of
directors for use at the Inference meeting on June   , 2000 at 10:00 a.m.,
local time, at               ,               California, and at any
adjournments or postponements thereof.

   This proxy statement/prospectus, and the accompanying proxy card, are first
being mailed to holders of Inference common stock on or about    , 2000.

What will be voted upon?

   The purpose of the Inference meeting is to consider and vote upon a proposal to approve and adopt the merger agreement and to approve the merger. If the Inference stockholders approve the merger and it is completed, holders of Inference common stock will receive a fraction of a share of eGain common stock for each share of Inference common stock they own, with cash paid for the resulting fractional shares of eGain common stock. In addition, as a result of the merger, each outstanding Inference stock option will be assumed by eGain and converted into an option to acquire shares of eGain common stock on the same terms and conditions as were applicable to such stock option under the applicable Inference stock option plan in effect prior to the merger.

   If the merger is completed, Inference stockholders will no longer hold any interest in Inference other than through their interest in shares of eGain common stock. The consummation of the merger is subject to a number of conditions, including the receipt of required regulatory and stockholder approvals.

Which stockholders may vote?

   Only holders of record of Inference common stock at the close of business on , 2000, the record date, are entitled to notice of and to vote at the
Inference meeting. At the close of business on the record date, there were shares of Inference common stock outstanding and entitled to vote,
held of record by          stockholders. A majority, or            , of these
shares, present in person or represented by proxy, will constitute a quorum for the transaction of business. Each Inference stockholder is entitled to one vote for each share of Inference common stock held as of the Inference record date.

How do Inference stockholders vote?

   The Inference proxy card accompanying this document is solicited on behalf of the Inference board of directors for use at the Inference meeting. Stockholders are requested to complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope. All proxies that are properly executed and returned, and that are not revoked, will be voted at the Inference meeting in accordance with the instructions indicated thereon. If no choice is indicated on the proxy, the shares will be voted in favor of the approval and adoption of the merger agreement and approval of the merger (other than instances of broker non-votes, which shares will not be voted). The Inference board of directors does not presently intend to bring any other business before the Inference meeting other than the specific proposals referred to in this document and specified in the notice of the Inference meeting. The Inference board of directors knows of no other matters that are to be brought before the Inference meeting. If any other business properly comes before the Inference meeting, including the consideration of a motion to adjourn the Inference meeting for purposes of soliciting additional votes for approval and adoption of the merger agreement, it is intended that proxies will be voted in accordance with the judgment of the persons voting such proxies.

How do I change my vote?

   An Inference stockholder who has given a proxy may revoke it at any time before it is exercised at the Inference meeting by doing one of the following:

  . filing a written notice of revocation with Philip Ranger, Chief Financial
    Officer, Inference Corporation, 100 Rowland Way, Novato, California
    94945;

  . granting a subsequently dated proxy; or

  . attending the Inference meeting and voting in person.

   Attending the Inference meeting will not, by itself, revoke a proxy. You must also vote at the meeting.

Vote required to approve the merger

   Pursuant to Delaware law, Inference's certificate of incorporation and bylaws and Nasdaq rules, approval and adoption of the merger agreement requires the affirmative vote of the holders of at least a majority of the issued and outstanding shares of Inference common stock. The required vote of the Inference stockholders is based upon the number of outstanding shares of Inference common stock and not upon the shares actually voted. Therefore, the failure of a holder of shares of Inference common stock to submit a proxy or to vote in person at the Inference meeting, including abstentions and "broker non-votes," will have the same effect as a vote against approval and adoption of the merger agreement and approval of the merger.

   The matters to be considered at the Inference meeting are of great importance to the Inference stockholders. Accordingly, stockholders are urged to read and carefully consider the information presented in this proxy statement/prospectus and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope.

   The shares owned by directors and executive officers of Inference and their
affiliates represent approximately     % of the total number of shares of
Inference common stock outstanding at the Inference record date. It is expected that any shares of Inference common stock beneficially owned by Inference's directors and executive officers will be voted for approval and adoption of the merger agreement and approval of the merger.

   As of the Inference record date, eGain owned no shares of Inference common stock. As of the Inference record date, directors and executive officers of eGain together beneficially owned less than 1% of the outstanding shares of Inference common stock. It is expected that any shares of Inference common stock beneficially owned by eGain or eGain's directors and executive officers will be voted for approval and adoption of the merger agreement and approval of the merger.

Quorum; abstentions; broker non-votes

   The presence, in person or by properly executed proxy, of the holders of at least a majority of the outstanding shares of Inference common stock entitled to vote at the Inference meeting shall constitute a quorum. If an executed Inference proxy is returned and the stockholder has specifically abstained from voting on any matter, the shares represented by that proxy will be considered present at the Inference meeting for purposes of determining a quorum. If an executed proxy is returned by a broker holding shares in street name which indicates that the broker does not have discretionary authority as to certain shares to vote on one or more matters, the shares represented by the broker's proxy will be considered present at the meeting for purposes of determining a quorum. Since the required vote of the Inference stockholders is based upon the number of outstanding shares of Inference common stock, abstentions and broker non-votes will have the same effect as a vote against approval and adoption of the merger agreement.

Solicitation of proxies and expenses of solicitation

   Inference will bear the cost of the solicitation of proxies in the enclosed form from its stockholders. In addition to solicitation by mail, the directors, officers and employees of Inference may solicit proxies from stockholders by telephone, telegram, letter, facsimile or in person. Following the original mailing of the proxies and other soliciting materials, Inference may request that brokers, custodians, nominees and other record holders forward copies of the proxy and other soliciting materials to persons for whom they hold shares of Inference common stock and request authority for the exercise of proxies. In such cases, Inference, upon the request of the record holders, will reimburse such record holders for their reasonable expenses. Inference has retained Corporate Investor Communications to assist in solicitation of proxies at a cost of approximately $5,000.

                            INFORMATION ABOUT eGAIN

Overview of eGain

   eGain is a leading provider of intelligent customer communications solutions for companies engaged in ecommerce. eGain's products and services help businesses deliver a superior customer experience and establish more profitable, lasting customer relationships. eGain offers licensed and hosted applications for email management, interactive Web and voice collaboration, intelligent self-help agents, and proactive online marketing. eGain's software solutions are built using a Web-native architecture, thereby providing scalability, global access, diverse integration, and rapid deployment. Over 60% of eGain's current customers access its applications through the eGain Hosted Network. eGain's customers include both dedicated Internet companies, such as AOL, CNBC.com and Monster.com, and traditional companies engaged in ecommerce, such as Mazda USA, 3Com and Home Depot.

Industry Background

   In a short period of time, the Internet has evolved from primarily an information source to a new platform for commerce. This growth has increased competitive pressures in online markets. To maintain or gain market share, many businesses engaged in ecommerce are focusing on the quality of customer communications as a key competitive differentiator. Providing high quality customer service may be even more important on the Internet than it is in the physical world. Unlike a traditional commercial setting where customers can talk to a company representative either in person or by phone, customers on the Internet cannot easily contact companies with their inquiries. Whether to ask about product features, check the status of an order or get help with a loan application, online consumers have traditional service needs, and they want to be assured that these needs will be met before conducting a transaction.

   Companies that fail to address these customer needs may lose sales to competitors located a mouse click away. By improving responsiveness to email, providing real-time customer communication, and giving customers self-service options that can enhance their shopping experience, companies can convert more Web site visitors into actual customers. Moreover, by analyzing captured customer communications, companies can gain insight into customer preferences to create new revenue opportunities.

   The market for online customer communications software applications has developed mainly because existing approaches to online customer communications do not adequately address the unique needs of ecommerce companies. Traditional client-server based customer communications software, designed primarily to manage telephone call center operations, were not designed to handle email or Web collaboration communications. In addition, these systems can be expensive and difficult to deploy and maintain. Recognizing this, many companies engaged in ecommerce have developed in-house solutions for customer communications (and especially email) management. These internally developed approaches can also be both expensive and time-consuming to develop and maintain, and they typically have difficulty scaling to keep pace with the rapid expansion of ecommerce.

   More recently, several vendors have developed point solutions, or software packages designed to handle online customer communications through a specific medium, such as email, real-time Web collaboration or self-service. However, these point solutions often do not work well with each other or integrate easily with a company's existing legacy systems. This lack of integration makes them expensive to implement and maintain. Furthermore, point solutions do not meet the demands of customers who want to be able to communicate with ecommerce companies in a variety of different ways depending on the nature of their inquiry. As a result, eGain believes there is an increasing need for a multi-channel, online customer communications platform with applications that can scale to meet growing Internet-based communication needs and integrate easily with a company's existing legacy systems.

   eGain believes that many companies are recognizing that the hosted delivery model is an effective way of deploying such an integrated online customer communications platform. The hosted option allows businesses engaged in ecommerce to deploy a customer communications solution rapidly without using valuable internal resources. In addition, many companies doing business over the Internet rely on geographically dispersed customer service departments to meet their rapidly growing, 24x7 customer needs. The hosted model provides the network security and ease of maintenance that are crucial to these companies. Finally, many of these companies prefer to outsource the management and maintenance of customer communications applications and instead focus on developing proprietary customer service processes and content.

The eGain Solution

   eGain provides its customers with a multi-channel, online customer communications platform, built on a Web-native architecture, that can be delivered either as a hosted application service or installed software. eGain's solutions help companies route, track and respond to high volumes of customer email and Web form inquiries, allow eGain customers to provide real-time online assistance to their customers, and provide for customer self-service. eGain's applications work together with a company's existing customer communications and database software to provide comprehensive information about each customer. eGain provides its solutions to businesses seeking to use their customer support capabilities as a competitive tool to convert Web site visitors to buyers, build lasting customer relationships and generate incremental revenue. The benefits eGain's customers realize from eGain's solutions include the following:

   Strengthen Customer Relationships. eGain's suite of customer communications software applications allows ecommerce companies to enhance the shopping experience of their customers. By enabling companies to respond rapidly and effectively to large volumes of email, communicate over the Web in real-time with their customers and allow customers to handle their own service needs, eGain's products improve customer satisfaction and help build lasting customer relationships.

   Convert Web Site Visitors to Buyers. In addition to strengthening existing customer relationships, eGain's products can also increase the likelihood that a Web site visitor will become a customer in the first instance. Whereas email communication may be adequate for certain customer needs, eGain's live Web collaboration and self-service applications facilitate real-time online communication between the customer and ecommerce companies. Online visitors can interact directly with a company's customer service representative and inquire about a potential purchase. This personalized and immediate interaction increases the likelihood that a Web site visitor will complete a purchase.

   Scale to Meet Growing ecommerce Demands. Many ecommerce companies find that their current approach to customer communications is unable to handle the higher volume and complexity of customer communications. eGain's architecture allows its customers to incrementally add hardware capacity to address increased transaction volume. Whether provided through the eGain Hosted Network or deployed in-house, eGain's products provide a customizable solution to the growing business needs of eGain's customers.

   Rapidly Deployable Solution. eGain's platform is designed to allow companies to quickly deploy customer communications capabilities as an application service through the eGain Hosted Network. Customers using the eGain Hosted Network can also take advantage of eGain's system expertise, thereby reducing the drain on their own information technology resources while receiving the full benefit of secure and reliable access to eGain's applications.

   Gain Customer Insight. eGain's solutions enable companies to capture and analyze customer communications in order to understand the needs and preferences of their customers. This understanding can provide a company with a competitive advantage when targeting customers for future promotions and cross-selling opportunities. In addition, comprehensive knowledge of a customer's needs and preferences can be used strategically to enhance a company's product offerings.

   Enhance Productivity; Reduce Costs and Administrative Burdens. eGain's tracking and workload reporting features enable supervisors to monitor service levels and agent productivity. eGain's customizable workflow capability allows managers to improve team performance by intelligently distributing workload. Customers using the eGain Hosted Network recognize cost efficiencies by eliminating the need to manage and administer in-house customer communications applications. Moreover, by increasing productivity, eGain's applications enable companies to reduce personnel costs associated with their customer service functions.

The eGain Strategy

   eGain's objective is to be the leading provider of customer communications software and solutions for businesses engaged in ecommerce. The key elements of eGain's strategy for achieving this objective include:

   Maintain Commitment to 100% Web-native Product Architecture. eGain is committed to building all of its software products and applications on a 100% Web-native architecture. Web-native architecture means that eGain's software applications are built with software tools, such as Hypertext Mark-up Language
(HTML), Java script and Java programming language, that are built to take advantage of the Internet's unique characteristics. Genuinely Web-native architecture differs from the traditional client/server software applications, even those with Web interfaces, in that users of Web-native applications can access the software and use its full functionality from anywhere in the world through an Internet browser. eGain believes this product architecture provides improved scalability as customer needs grow, easier integration with existing customer communications and database software, and lower costs of deployment to eGain's customers.

   Continue to Develop the Leading Intelligent Customer
Communications Platform. eGain's Commerce 2000 is a multi-channel platform upon which each of eGain's medium-specific applications are built. This platform contains the underlying knowledge base, artificial intelligence, routing and workflow rules--all connected to a centralized database--with which eGain's current and future applications integrate. This platform enables eGain's customers to handle customer communications through multiple different media (for example, email, live Web collaborations and telephone) with an integrated offering, rather than with a patchwork of independent, single-medium applications.

   Provide Customers with Flexible Delivery Model. Another key component of eGain's business strategy focuses on a commitment to providing customers with a meaningful choice of how to deploy eGain's software solutions. Customers can choose to license eGain's applications for in-house deployment at their facilities, or to have eGain host the applications for them. eGain has the largest Web-native hosted customer communications network for ecommerce companies, with over 60% of its over 250 customers having chosen the hosted solution. Customers choosing to use the eGain Hosted Network can focus on other aspects of their business, while benefiting from the rapid deployment, 24x7 reliability and support services, scalability on demand, and lower up-front investment that the hosting approach offers. For eGain, the hosted model provides a recurring revenue stream.

   Continue to Expand Worldwide Distribution Capabilities. eGain intends to continue to expand its worldwide distribution capabilities. eGain has aggressively expanded the size of its North American direct sales force. In addition, eGain will continue to employ strategic channel distribution relationships to drive market penetration. eGain will also continue to expand its international distribution network. eGain has a significant marketing, sales and services organization in the United Kingdom and in Sydney, Australia, and plans to establish a presence in additional regions worldwide in the future.

Products and Services

 eGain Platform and Suite of Applications

   eGain provides customer communication solutions for companies engaged in ecommerce activities. eGain's solutions are built on a scalable, Web-based architecture designed to meet the growth in Internet-based communications. eGain's products are built on technologies that are based on industry standards and are therefore designed to integrate with a customer's existing databases and applications. eGain's products are available to its customers both as a hosted application service and as installed software. Although each product may be purchased separately, eGain's products are designed to work closely with one another and to integrate into a customer's existing software architecture.

   eGain's product offerings are comprised of a software platform and a suite of customer communication applications. eGain Commerce 2000 is an integrated platform for online customer communications, built on a Web-component architecture offering reliability, scalability, flexibility and performance. This platform contains the underlying knowledge base, artificial intelligence, routing and workflow rules, all of which are connected to a centralized database, with which eGain's current applications integrate and future applications are intended to integrate. The eGain Commerce Bridge is a database and application linking solution that provides integration with standard relational databases, ecommerce platforms and call center systems, as well as any information accessible on the Internet. The eGain Commerce Bridge enables companies to integrate various information sources and provide customer service representatives access to information irrespective of where it is stored, within the company or on the Internet.

   Set forth below are eGain's current product offerings:

  . eGain Mail. eGain Mail enables companies to route, track and personalize responses to high volumes of customer emails and Web-form submissions. eGain Mail provides functionality for each aspect of online service, sales and marketing operations, from workflow and routing to agent productivity to management and administration. Furthermore, eGain Mail is designed to scale to the customer communication needs of any company engaging in ecommerce.

  . eGain Live. eGain Live enables companies to deliver high value, personalized live (real-time) assistance to online customers and prospects. In addition to basic Web collaboration capabilities such as one-to-one text chat and Web page push, eGain Live provides a dynamic combination of browser sharing, forms collaboration, screen capture and Web callback technologies, as well as support for multi-participant Web-based seminars.

  . eGain Assistant. eGain Assistant is an online self-service solution that enables companies to offer their Web visitors a personalized method for obtaining assistance on their Web site. eGain Assistant is a conversational virtual customer service representative with whom customers interact via their keyboard or speech recognition applications.

   In addition, eGain has announced that it intends to introduce three other products, eGain Campaign, eGain Inform and eGain Voice, in calendar 2000.

  . eGain Campaign. eGain Campaign is a scalable, outbound email marketing solution that offers comprehensive tools based on proven one-to-one marketing techniques for planning, targeting and executing high-volume direct marketing programs. eGain Campaign enables ecommerce companies to support a broad range of marketing programs, from basic newsletters to multi-step promotional and cross-selling campaigns.

  . eGain Inform. eGain Inform is an online self-service solution that enables a company's customers to obtain information from their Web site. For general inquiries, eGain Inform allows a customer to browse a custom knowledge base of product, service and/or technical information. For specific questions, customers can use straightforward searching tools to quickly obtain answers.

  . eGain Voice. eGain Voice is a voice communication solution that enables companies to blend voice with email and real-time Web collaboration. eGain Voice is designed to integrate with a company's existing call center infrastructure, thereby allowing companies to use a single system to administer, manage and log all email. Web collaboration and telephone interactions with customers.

eGain Hosted Network

   The eGain Hosted Network allows hosted customers to access the full functionality of eGain's applications through a standard Web browser and Internet connection. Through a network of eGain service centers and hosting partners linked by high-speed Internet connections, eGain provides its customers with multiple redundant paths to access their hosted customer service applications. eGain remotely manages these applications which reside on server machines co-located at eGain's hosting partners' facilities. eGain has strategically located eGain service centers in Silicon Valley, London and New York. The eGain Hosted Network offers value-added services for application management, database maintenance, mail hosting and anti-virus protection. eGain has also developed proprietary Web-based hosted service management systems, enabling eGain service professionals to efficiently administer and manage large numbers of hosted customer applications.


   The eGain Hosted Network offers several key benefits to its customers, including the following:

  . Reduce Costs and Administrative Burden. Customers using the eGain Hosted Network recognize cost efficiencies by eliminating the need to manage and administer in-house customer service applications.

  . Rapidly Deployable Solution. eGain's platform is designed to allow business to quickly deploy customer communication capabilities as an application service through the eGain Hosted Network.

  . Scale to Meet Growing ecommerce Demands. eGain's architecture allows eGain to add hardware capacity incrementally to address increased customer communications volume.

  . Reliability, Performance and Security. A team of dedicated professionals monitors and maintains the customer business applications in a secure environment.

Professional Services

   eGain's operations group provides application management services that offer a 24x7 application response monitoring service. eGain also provides database services to maintain and enhance the performance, availability and reliability of production systems. Finally, eGain offers network security services to prioritize, assess and address the security concerns of customers at different levels based on their needs.

   eGain's consulting group offers solution development and system integration services. This group works with its customers to understand their specific requirements, analyze their business needs and implement integrated solutions based on the eGain customer communications platform. eGain's consultants possess the industry expertise necessary to integrate enterprise-wide systems with eGain's customer communications solutions. eGain provides these services independently or in partnership with system integrators who have built consulting expertise on eGain's platform and can implement complete solutions for eGain's clients.

   eGain's installation group offers rapid implementation services designed to deploy eGain's applications quickly. The installation teams are involved in needs assessment, software and hardware configuration, training and activation.

   eGain's educational services group provides a comprehensive set of training programs to eGain customers and partners, including end users, business consultants and developers.

   As of March 31, 2000, eGain had 101 professionals dedicated to providing a wide range of professional services for application management, solution development, system installation and customer education.

Sales and Marketing

 Sales Strategy

   eGain sells its customer communications solutions either as a subscription-based hosted service or as a licensed software product for in-house installation. eGain's sales strategy is to pursue targeted accounts through a combination of its direct sales force and strategic alliances. To date, eGain has targeted its sales efforts at the ecommerce divisions of traditional companies seeking to take advantage of the commercial opportunities presented by ecommerce, as well as rapidly growing Internet companies.

   eGain's North American direct sales personnel are located throughout the continental United States and Canada. Internationally, eGain has direct sales personnel located in the United Kingdom and Australia. Direct sales personnel based in the United Kingdom are primarily responsible for sales in Europe, while those based in Australia are primarily responsible for sales in Australia and Asia-Pacific. In addition, sales managers currently based in the United States handle sales to customers located in other international regions.

   The direct sales force is organized into teams, which include both sales representatives and systems engineers. eGain's direct sales force is complemented by telemarketing representatives based at its headquarters in Sunnyvale, California.

   Additionally, eGain further complements its direct sales force with a series of reseller and sales alliances. Through these alliances, eGain is able to leverage additional sales, marketing and deployment capabilities. In the future, eGain intends to expand its distribution capabilities by increasing the size of its direct sales force, establishing additional sales offices both domestically and internationally and broadening its alliance activities.

   As of March 31, 2000, there were approximately 66 employees engaged in worldwide sales activities.

 Marketing Strategy

   eGain's marketing strategy is to build brand awareness as a leading provider of intelligent customer communication solutions for organizations engaged in ecommerce. eGain's marketing efforts focus on Global 2000 companies, as well as rapidly growing Internet companies.

   eGain employs a range of marketing avenues to deliver its message, including television, radio, print, outdoor billboard and Internet advertising, telemarketing, targeted direct mailing, email newsletters and a variety of trade shows, seminars and interest groups.

   eGain's marketing group also provides the sales team with tools, including product collateral, customer case studies, demos, presentations and competitive analysis. In addition, eGain's marketing group performs market analysis and conducts focus group and customer reviews to identify and develop key partnership opportunities and product requirements.

   As of March 31, 2000, there were approximately 28 employees engaged in worldwide marketing activities.

Strategic Relationships

   eGain employs strategic relationships to extend the breadth and depth of its product offerings as well as drive market penetration and augment its professional service capabilities. eGain has three types of strategic relationships: solutions alliances, outsource alliances and market development alliances. The relationships can be formal or informal agreements with third parties and are typically not exclusive. These strategic relationships allow eGain to remain focused on its core competencies.

 Solution alliances

   These organizations are value added resellers that bundle eGain products with other applications, deliver implementation and customization services, and provide technical support. Solution alliances install eGain products at the customer site or provide off-site hosting resources. Solution alliances include relationships with Aspect Communications Corp. and Ineto, Inc.

 Outsource alliances

   Outsource alliances utilize the eGain platform to provide services such as customer care, Web collaboration, technical support, fulfillment services and direct marketing services to customers. Outsource alliances include relationships with Brigade Solutions, Harte-Hanks, Inc. and Sykes Enterprises.

 Market development alliances

   Market development alliances allow eGain and its partners to provide referrals for their respective products and services. These partners, which typically are consulting firms, systems integrators and application vendors, currently include Andersen Consulting, eLoyalty Corp. and Pandesic Company.

Customers

   eGain has over 250 customers which include both Global 2000 companies and dedicated Internet companies. The following is a representative list of companies that have entered into agreements to install one or more eGain applications:

   Computer Technology and Networking               Financial Services
     AOL                                            CNBC.com
     3Com                                           Consumer Financial Network
     FileMaker                                      Freddie Mac
     Real Networks                                  i-Escrow
     Transition Networks                            Nova Information Systems
                                                    Quote.com
   Consumer e-Retail                                Suretrade
     Chapters.ca
     Cooking.com
     eTown                                          Services and Other
     Home Depot                                     Della.com
     KBKids.com                                     Food.com
     Petsmart.com                                   Mazda USA
     Rubbermaid                                     Monster.com
     Tucows                                         MP3.com
     Walgreens                                      Peapod.com
                                                    USWeb
                                                    Waiter.com
   Internet Searching and Auctions                  WebMD
     FairMarket                                     WebTV
     LookSmart
     Winebid.com
     Snap.com
     Talk City
     ONElist
     Six Degrees

Competition

   The ecommerce communications market is relatively new, growing rapidly, and intensively competitive. eGain expects the level of competition in this evolving market to intensify in the future, as new and existing competitors seek to provide products and services for its market. eGain's current principal competitors for its licensed software products include Ask Jeeves, Inc., Brightware, Inc., Kana Communications Inc. (which recently agreed to acquire Silknet Software, Inc.), Primus Knowledge Solutions, Inc., Quintus Corp. (which recently agreed to acquire Mustang Software, Inc.) and WebLine Communications Corp. (acquired by Cisco Systems, Inc.).

   While eGain was the first company to offer a customer communications solution platform in a hosted environment, some of its competitors for licensed software products are now beginning to offer hosted approaches. eGain also faces actual or potential competition from larger, front office software companies such as Clarify, Inc. (acquired by Nortel Networks), and Peoplesoft, Inc.

   In the future, eGain may face competition from established software companies such as Hewlett-Packard Company, IBM, Microsoft Corporation, and others that may seek to enter the market for ecommerce customer service solutions.

   eGain believes that the principal competitive factors affecting its market are product features, product quality and performance, including scalability, flexibility and availability, price, quality of support and service and brand reputation. eGain believes that its products currently compete favorably with respect to these factors, eGain's market is evolving rapidly, and eGain expects to face increased competition for its product offerings. Some of eGain's competitors have, and our future competitors may have, longer operating histories, larger customer base, greater brand recognition and significantly greater financial, marketing, technical, support and other resources. Some of eGain's present and future competitors may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies or devote substantially greater resources to product development.

Product Development

   eGain believes that strong product development capabilities are essential to its strategy of enhancing its technology, developing additional applications incorporating that technology and maintaining the competitiveness of its product and service offerings. eGain has invested significant time and resources in creating a structured process for undertaking all product development. This process involves several functional groups at all levels within eGain's organization and is designed to provide a framework for defining and addressing the activities required in bringing product concepts and development projects to market successfully.

   In addition, eGain continuously analyzes market and customer requirements and evaluates technology that it believes will further its platform acceptance in the market. eGain selectively chooses partners with superior technology to enhance features and functionality of its product offerings.

   As of March 31, 2000, there were approximately 75 employees engaged in product development activities (including 8 consultants under contract).

Technology

   All of eGain's software products are built on a standards-based, scalable architecture designed to address the evolving needs of companies engaged in ecommerce. Specifically, eGain's Commerce 2000 platform is based on our proprietary 100% Web-native architecture, an open, scalable framework for software design that builds upon three industry trends:

  . widespread availability of reliable Internet connectivity to businesses, which is enabling the delivery and management of hosted applications over the Internet;

  . investment in Internet technologies, which is driving development of new
    Web applications that natively incorporate powerful and flexible protocols; and

  . the success of component-based software development models which provide the tools for developing robust distributed software applications.

   eGain's software architecture is a more scalable approach to application design than traditional client-server or three-tier architectures. For example, in contrast to client-server or three-tier architectures that require the download and maintenance of dedicated client-side software, eGain's technology does not require the download of any client software. This means that users can access the application from any location through a standard Web browser.

   eGain's component-based software model is more fault-resilient and flexible than traditional architectures. Each component can be diagnosed and monitored independently, and the overall system does not stop if there is a problem with an individual component. Moreover, each independent software component can be readily modified or augmented to meet the specific needs of customers.

Intellectual Property

   eGain regards its copyrights, service marks, trademarks and similar intellectual property as critical to its success. eGain relies on patent, trademark, copyright, trade secret and other laws to protect the proprietary aspects of its technology and business. eGain has no patents to date, although it presently has one patent pending for its WorkEverywhere technology that matches customers' browsing platform with appropriate real-time interaction method. eGain also has several United States and international trademark applications pending. eGain's trademarks include eGain, eGain Mail, eGain Live, eGain Commerce 2000, eGain Assistant, eGain Inform, eGain Voice, eGain Campaign, and eGain Hosted Network.

   eGain is continually assessing the propriety of seeking patent and other intellectual property protections for those aspects of its technology that it believes constitute innovations providing significant competitive advantages. The pending and any future applications may or may not result in the issuance of valid patents and trademarks.

   eGain routinely requires its employees, customers, and potential business partners to enter into confidentiality and nondisclosure agreements before eGain will disclose any sensitive aspects of its products, technology, or business plans. In addition, eGain requires employees to agree to surrender to eGain any proprietary information, inventions or other intellectual property they generate or come to possess while employed by eGain. Despite eGain's efforts to protect its proprietary rights through confidentiality and license agreements, unauthorized parties may attempt to copy or otherwise obtain and use its products or technology. These precautions may not prevent misappropriation or infringement of its intellectual property. In addition, some of eGain's license agreements with certain customers and partners require eGain to place the source code for its products into escrow. These agreements typically provide that some party will have a limited, non-exclusive right to access and use this code as authorized by the license agreement if there is a bankruptcy proceeding instituted by or against eGain, or if eGain materially breaches a contractual commitment to provide support and maintenance the party.

   Third parties may infringe or misappropriate eGain's copyrights, trademarks and similar proprietary rights. In addition, other parties may assert infringement claims against eGain. Although eGain has not received notice of any alleged infringement, its products may infringe issued patents that may relate to its products. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to eGain's software products. eGain may be subject to legal proceedings and claims from time to time in the ordinary course of its business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties. Intellectual property litigation is expensive and time-consuming and could divert management's attention away from running eGain's business. This litigation could also require eGain to develop non-infringing technology or enter into royalty or license agreements. These royalty or license agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement. eGain's failure or inability to develop non-infringing technology or license the proprietary rights on a timely basis would harm its business.

Employees

   As of March 31, 2000, eGain had 312 full-time employees including 67 in research and development, 101 in services, 94 in sales and marketing and 50 in general and administrative. None of eGain's employees are covered by collective bargaining agreements. eGain believes its relations with its employees are good.

Legal Proceedings

   eGain is not a party to any material legal proceeding. eGain may be subject to various claims and legal actions arising in the ordinary course of business.

Facilities

   eGain's corporate headquarters are located in Sunnyvale, California, where it occupies approximately 46,000 square feet under a lease expiring in September 2001. eGain has recently acquired leases with 5-year terms on buildings in Sunnyvale which will provide an additional 84,000 square feet. eGain also maintains a direct operating presence through offices in New York City, London, and Sydney. eGain believes its facilities will be adequate to meet its requirements for the next twelve months.

                                  MANAGEMENT

Directors, Executive Officers and Key Employees

   eGain directors, executive officers and key employees and their ages as of March 31, 2000 are as follows:

              Name             Age Position
              ----             --- --------
   Ashutosh Roy(1)............  33 Chief Executive Officer and Chairman
   Gunjan Sinha...............  32 President and Director
   Harpreet Grewal............  32 Chief Financial Officer
   Laeeq Ahmed................  40 Vice President of Professional Services
   Ian Duffield...............  43 Chief Information Officer
   Joan Gurasich..............  53 Vice President of Marketing
   Ram Kedlaya................  41 Vice President of International Operations
   Wendell Lansford...........  31 Vice President of New Business Initiatives
   Prakash Mishra.............  30 Vice President of Products
   Veronica O'Shea............  38 Vice President of North American Sales
   Ryan Rosenberg.............  39 Vice President of Product Marketing
   Eric Smit..................  37 Vice President of Finance and Administration
   A. Michael Spence(2)(3)....  55 Director
   Mark Wolfson(1)(2)(3)......  46 Director

--------
(1) Member of stock option committee.
(2) Member of audit committee.
(3) Member of compensation committee.

   Ashutosh Roy co-founded eGain and has served as Chief Executive Officer and a director of eGain since September 1997. From May 1995 through April 1997, Mr. Roy served as Chairman of WhoWhere? Inc., an Internet-service company co-founded by Mr. Roy. From June 1994 to April 1995, Mr. Roy co-founded Parsec Technologies, a call center company based in New Delhi, India. From August 1988, to August 1992, Mr. Roy worked as Software Engineer at Digital Equipment Corp. Mr. Roy holds a B.S. in Computer Science from the Indian Institute of Technology, New Delhi, a Masters degree in Computer Science from Johns Hopkins University and an M.B.A. from Stanford University.

   Gunjan Sinha co-founded eGain and has served as a director of eGain since inception in September 1997 and as President of eGain since January 1998. From May 1995 through April 1997, Mr. Sinha served as President of WhoWhere? Inc., an Internet-services company co-founded by Mr. Sinha. Prior to co-founding WhoWhere? Inc., Mr. Sinha was a developer of hardware for multiprocessor servers at Olivetti Advanced Technology Center. In June 1994, Mr. Sinha co-founded Parsec Technologies. Mr. Sinha holds a degree in Computer Science from the Indian Institute of Technology, New Delhi, a Masters degree in Computer Science from University of California, Santa Cruz, and a Masters degree in Engineering Management from Stanford University.

   Harpreet Grewal has served as Chief Financial Officer of eGain since July 1999. From November 1998 to July 1999, Mr. Grewal served as Chief Financial Officer of Pepsi-Cola's North American Fountain Beverage Division. From April 1996 to October 1998, Mr. Grewal held various positions in PepsiCo's Corporate Strategy and Development Group. From August 1995 to March 1996, Mr. Grewal worked for International Equity Partners, a private equity firm. Mr. Grewal holds a Masters degree in International Studies from the Johns Hopkins School of International Studies and a B.A. in Economics from the University of California, Berkeley.

   Laeeq Ahmed has served as Vice President of Professional Services of eGain since January 2000. From October 1999 to December 1999, Mr. Ahmed served as Vice President of Professional Services for IPNet Solutions. From August 1997 to September 1999, Mr. Ahmed served as Senior Practice Director for Oracle Corporation. From April 1996 to August 1997, Mr. Ahmed served as Senior Manager for Ernst & Young LLP. From August 1995 to April 1996, Mr. Ahmed served as a Managing Associate for Cooper & Lybrand, LLP. From November 1993 to July 1995, Mr. Ahmed served as Practice Manager for Oracle Corporation. Mr. Ahmed holds an M.B.A. in Finance and Investments from George Washington University and a B.A. in Economics from the University of Maryland.

   Ian Duffield has served as Chief Information Officer of eGain since December 1999. From October 1998 to December 1999, Mr. Duffield served as Chief Information Officer of Rational Software, a software tools company. From December 1995 to October 1998, Mr. Duffield served as Chief Information Officer at Aspen Technology, an enterprise software supplier to the process manufacturing industry. Mr. Duffield holds a Bachelors degree in Land Surveying and Geography from the University of Newcastle Upon Tyne, England.

   Joan Gurasich has served as Vice President of Marketing of eGain since December 1999. From September, 1998 to May 1999, Ms. Gurasich served as Vice President of Product Marketing and Management at Vantive, Corporation, a customer relationship management software company. From January 1998 to September 1998, Ms. Gurasich served as Director of Product Marketing at Decisive Technology, an internet applications company delivering real-time customer intelligence. From January 1990 to July 1997, Ms. Gurasich served as Director of Solutions Marketing and Alliances (Call Center and Integrated Messaging) for Siemens Business Communications, a telecommunications equipment manufacturer. Ms. Gurasich holds a B.A. in Mathematics from Rice University.

   Ram Kedlaya has served as Vice President of International Operations since February 2000. Mr. Kedlaya has been with eGain since December 1998, serving as Vice President of Products and Vice President of Professional Services in that time. From August 1992 to March 1998, Mr. Kedlaya was a co-founder of NUKO Information Systems, a provider of networking products and solutions for broadband network service providers. Mr. Kedlaya served in several positions at NUKO, most recently as a Vice President, Strategic Planning. Mr. Kedlaya holds an M.S. in Computer Science from the University of Texas, Austin and a B.S. from the Indian Institute of Technology, Madras, India.

   Wendell Lansford has served as Vice President of New Business Initiatives of eGain since May 1999. From September 1996 to May 1999, Mr. Lansford served as President and Chief Executive Officer of Sitebridge Corporation, an ecommerce customer service software company which was acquired by eGain. From March 1995 to September 1996, Mr. Lansford served as Director of Technology of CondeNet, the Internet division of Conde Nast Publications. From September 1994 to March 1995, Mr. Lansford served as Partner of Lancomp, a systems integration and consulting firm. From May 1991 to September 1994, Mr. Lansford served as Member of Technical Staff of Bellcore, a telecommunications research firm which was recently renamed Telcordia. Mr. Lansford holds a Masters degree in Information Networking from Carnegie-Mellon University, and a B.S. in Electrical Engineering from the University of Tulsa.

   Prakash Mishra has served as Vice President of Products of eGain since May 1999. From September 1996 to May 1999, Mr. Mishra served as Chief Technology Officer and Executive Vice President of Sitebridge Corporation, an ecommerce customer service software company. From August 1994 to September 1996, Mr. Mishra served as an Associate in Fixed Income Research at Goldman, Sachs & Co. From January 1994 to August 1994, Mr. Mishra served as Principal of Internet Consulting Corporation, a New York-based Internet business consultancy. Mr. Mishra holds a Masters degree in Information Networking from Carnegie-Mellon University, and a B.S. in Computer Engineering from Rensselaer Polytechnic Institute.

   Veronica O'Shea has served as Vice President of North American Sales of eGain since October 1999. From October 1997 to September 1999, Ms. O'Shea served as Vice President of Western Region Sales for Vantive Corporation. From December 1989 to December 1996, Ms. O'Shea served as Regional Sales Vice

President of Oracle Corporation. Ms. O'Shea holds a Bachelors degree in Economics/Accounting from Boston College.

   Ryan Rosenberg has served as Vice President of Product Marketing of eGain since June 1998. From June 1996 to June 1998, Mr. Rosenberg served as Director of Product Marketing for Symantec Corporation, a business and personal software company. From November 1993 to June 1996, Mr. Rosenberg served as a Product and Senior Product Manager for Symantec. Mr. Rosenberg holds a B.S. in Computer Science from Michigan State University, and an M.B.A. in Marketing from the University of California, Los Angeles.

   Eric Smit has served as Vice President, Finance and Administration of eGain since June 1999. From June 1998 to June 1999, Mr. Smit served as Director of Finance of eGain. From December 1996 to May 1998, Mr. Smit served as Director of Finance for WhoWhere? Inc., an Internet services company. From April 1993 to November 1996, Mr. Smit served as Vice President of Operations and Chief Financial Officer of Velocity Incorporated, a software game developer and publishing company. Mr. Smit holds a Bachelor of Commerce in Accounting from Rhodes University, South Africa.

   A. Michael Spence has served as a director of eGain since July 1999. Since 1990, Dr. Spence has served as Dean of the Graduate School of Business at Stanford University. From 1984 to 1990, Dr. Spence served as Dean of Faculty of Arts and Sciences at Harvard University. Dr. Spence also serves as a director of General Mills, Inc., Nike, Inc., Siebel Systems, Inc., Sun Microsystems, Inc., ITI Education Corporation and Torstar Corporation. Dr. Spence received a B.A. in Philosophy from Princeton University, a B.A. and an M.A. in Mathematics from Oxford University and a Ph.D. in Economics from Harvard University.

   Mark Wolfson has served as a director of eGain since June 1998. Since October 1998, Mr. Wolfson has served as a managing partner of Oak Hill Capital Management, Inc. Prior to October 1998, Mr. Wolfson served as a principal of Oak Hill Venture Partners, L.L.C. Since 1997, Mr. Wolfson has held the position of professor at the Stanford University Graduate School of Business. Mr. Wolfson holds a Ph.D. and a Masters degree from the University of Texas, Austin and a B.S. from the University of Illinois.

   There are no family relationships among any of eGain's directors or executive officers.

Board Committees

   eGain's board of directors has a compensation committee, a stock option committee and an audit committee. The compensation committee is responsible for determining salaries, incentives and other forms of compensation for directors, officers and other employees of eGain and administering various incentive compensation and benefit plans. Mark Wolfson and Gunjan Sinha served as the compensation committee throughout the last fiscal year. Mr. Wolfson and A. Michael Spence are the current members of the compensation committee. Ashutosh Roy, eGain's Chief Executive Officer, will participate in all discussions and decisions regarding salaries and incentive compensation for all employees and consultants of eGain, except that he will be excluded from decisions regarding his own salary and incentive compensation.

   The stock option committee is responsible for administering eGain's stock option plans. Mr. Wolfson and Mr. Roy are current members of the stock option committee.

   The audit committee reviews eGain's annual audit and meets with eGain's independent auditors to review eGain's internal controls and financial management practices. Mr. Wolfson and Mr. Roy served as the audit committee throughout the last fiscal year. Mr. Wolfson and Dr. Spence are the current members of the audit committee.

Director Compensation

   Except for the grant of stock options, eGain does not currently compensate its directors for their services as directors. Directors who are employees of eGain are eligible to participate in eGain's 1998 Stock Plan and eGain's 1999 Employee Stock Purchase Plan. eGain has granted to each of Dr. Spence and Mr. Wolfson, nonemployee directors of eGain, an option to purchase 25,000 shares of eGain common stock. eGain also reimburses each member of its board of directors for out-of-pocket expenses incurred in connection with attending board meetings.

Executive Compensation

   The following table provides summary information concerning compensation earned by or paid to eGain's chief executive officer and to each of eGain's four other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000, for services rendered in all capacities to eGain during the fiscal year ended June 30, 1999. These individuals are referred to as the "named executive officers."

                           Summary Compensation Table

                                                       Annual       Long-Term
                                                    Compensation   Compensation
                                                   --------------- ------------
                                                                     Security
                                                                    Underlying
Name and Principal Position                         Salary  Bonus   Options (#)
---------------------------                        -------- ------ ------------
Ashutosh Roy...................................... $100,008 $  --        --
 Chief Executive Officer and Chairman

Gunjan Sinha......................................  100,008    --        --
 President

Stephen Klann(1)..................................  194,000  8,600    34,271
 Senior Vice President of Sales

Ryan Rosenberg....................................  135,000    --    145,000
 Vice President of Marketing

Eric Smit.........................................  105,381    --    125,000
 Vice President of Finance and Administration

--------
(1) Mr. Klann resigned from eGain in March 2000.

eGain Option Grants in Last Fiscal Year

   Set forth below is a table that details option grants by eGain in fiscal 1999. The percentage of total options granted is based on an aggregate of 2,666,101 options granted in fiscal 1999. The exercise price on the date of grant was equal to the fair market value on the date of grant as determined by the board of directors. Options have a maximum term of ten years subject to earlier termination for specified events related to cessation of employment.

   The 5% and 10%, assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent eGain's estimate or projection of the future stock price. The values reflected in the table may never be achieved. The dollar values have been calculated by determining the difference between the fair market value of the securities underlying the options at June 30, 1999 and the exercise prices of the options. Solely for purposes of determining the value of the options at June 30, 1999, we have assumed that the fair market value of shares of common stock issuable upon exercise of options was $12.00 per share, the initial public offering price, since the common stock was not traded in an established market prior to the offering.

   All of Mr. Klann's options were immediately vested in full. Mr. Rosenberg's options and Mr. Smit's option for 50,000 shares vest as to 25% of the shares on the first anniversary of the vesting start date and 1/48 of the shares each full month thereafter. Mr. Smit's option for 75,000 shares vests as to 12/45 of the shares on the first anniversary of the vesting start date and 1/45 of the shares each full month thereafter.

                                                                    Potential Realizable Value at
                                 Percentage of                      Assumed Annual Rates of Stock
                                 Total Options Exercise                Price Appreciation for
                                  Granted to    or Base                      Option Term
                         Options Employees in    Price   Expiration ------------------------------
Name                     Granted  Fiscal 1999  ($/Share)    Date          5%             10%
----                     ------- ------------- --------- ---------- -------------- ---------------
Ashutosh Roy............     --        --%       $ --         --    $          --  $          --

Gunjan Sinha............     --        --          --         --               --             --

Stephen Klann...........   8,671      0.3        0.10     10/9/08          168,077        267,635
                           8,400      0.3        0.20     1/29/09          161,456        257,092
                           3,200      0.1        0.20     3/19/09           61,507         97,940
                          10,400      0.4        0.40     5/20/09          196,510        312,909
                           3,600      0.1        0.50     6/18/09           67,436        107,381

Ryan Rosenberg.......... 125,000      4.7        0.10     7/31/08        2,422,981      3,858,192
                          20,000      0.8        0.20     1/29/09          384,419        612,123

Eric Smit...............  75,000      2.8        0.10     10/9/08        1,453,788      2,314,915
                          50,000      1.9        0.50     6/18/09          936,614      1,491,402

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

   The following table assumes a per-share fair market value equal to the initial public offering price of $12.00.

                                                  Number of Unexercised     Value of Unexercised
                                                    Options at Fiscal      In-the-Money Options at
                           Shares                       Year-End               Fiscal Year-End
                         Acquired on   Value    ------------------------- -------------------------
Name                      Exercise    Realized  Exercisable/Unexercisable Exercisable/Unexercisable
----                     ----------- ---------- ------------------------- -------------------------
Ashutosh Roy............       --    $      --              --/--                $     --/--

Gunjan Sinha............       --           --              --/--                      --/--

Stephen Klann...........    68,271      677,123         14,000/--                 162,040/--

Ryan Rosenberg..........   145,000    1,433,500             --/--                      --/--

Eric Smit...............    86,500      849,425         50,000/--                 575,000/--

Compensation Committee Interlocks and Insider Participation

   The members of eGain's compensation committee are currently Mark Wolfson and
A. Michael Spence. No interlocking relationship exists, or has existed in the past, between the board of directors or compensation committee and the board of directors of compensation committee of any other company.

1998 Stock Plan

   eGain's 1998 Stock Plan provides for the grant of incentive stock options as defined in Section 422 of the Internal Revenue Code to employees and the grant of nonstatutory stock options and stock purchase rights to employees, nonemployee directors and consultants. A total of 6,500,000 shares of common stock has been reserved for issuance under eGain's 1998 Stock Plan.

   eGain's 1998 Stock Plan is administered by eGain's compensation committee and eGain's non-insider option committee. eGain's compensation committee consists of at least two directors who are "nonemployee directors," as defined in Rule 16b-3. The board of directors may amend eGain's 1998 Stock Plan as desired without further action by eGain's stockholders except as required by applicable law. eGain's 1998 Stock Plan will continue in effect until terminated by the board or for a term of 10 years from its amendment and restatement date, whichever is earlier.

   The consideration for each award under eGain's 1998 Stock Plan will be established by the compensation committee, but in no event will the option price for incentive stock options be less than 100% of the fair market value of the stock on the date of grant. Awards will have such terms and be exercisable in such manner and at such times as the compensation committee may determine. However, each incentive stock option must expire within a period of not more than 10 years from the date of grant.

   Generally, options granted under the 1998 Stock Plan vest over four years, and are nontransferable other than by will or the laws of descent and distribution. In the event of specified changes in control of eGain, the acquiring or successor corporation may assume or substitute for options outstanding under the 1998 Stock Plan, or these options will terminate. Some options granted to eGain's executive officers provide for partial acceleration upon a change in control of eGain.

   As of March 31, 2000:

  . 2,630,429 options to purchase shares of common stock were outstanding;

  . 2,591,300 shares of common stock were issued upon the exercise of options; and

  . 1,278,271 shares were available for future awards.

Sitebridge 1997 Stock Plan

   Upon the closing of eGain's acquisition of Sitebridge in March 1999, eGain assumed outstanding options to purchase shares of common stock of Sitebridge that became exercisable for shares of eGain common stock. As of March 31, 2000, 600,139 shares of eGain common stock have been issued upon the exercise of options, and options to purchase 480,898 shares of eGain common stock were outstanding under this plan.

Big Science Stock Plan

   Upon the closing of eGain's acquisition of Big Science in March 2000, eGain assumed outstanding options to purchase shares of common stock of Big Science that became exercisable for 49,961 shares of eGain common stock. As of March 31, 2000, options to purchase 49,961 shares of eGain common stock were outstanding under this plan.

1999 Employee Stock Purchase Plan

   The board of directors adopted eGain's 1999 Employee Stock Purchase Plan in July 1999. A total of 750,000 shares of common stock have been reserved for issuance under eGain's 1999 Employee Stock Purchase Plan. eGain's 1999 Employee Stock Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, is administered by the board of directors or by a committee appointed by the board. Employees (including officers and employee directors of eGain but excluding 5% or greater stockholders) are eligible to participate if they are customarily employed for more than 20 hours per week and for at least five months in any calendar year. eGain's 1999 Employee Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee's compensation.

   The board of directors will establish participation periods for eGain's 1999 Employee Stock Purchase Plan, none of which will exceed six months. During each participation period, payroll deductions will accumulate, without interest. On the purchase dates set by the board of directors for each participation period, accumulated payroll deductions will be used to purchase common stock. The purchase price will be equal to 85% of the fair market value per share of common stock on either the first day of the participation period or on the purchase date, whichever is less. Employees may withdraw their accumulated payroll deductions at any time. Participation in eGain's 1999 Employee Stock Purchase Plan ends automatically on termination of employment with eGain. Immediately prior to the effective time of a corporate reorganization, the participation period then in progress shall terminate and stock will be purchased with the accumulated payroll deductions, unless the 1999 Employee Stock Purchase Plan is assumed by the surviving corporation or its parent corporation pursuant to the plan of merger or consolidation. eGain's 1999 Employee Stock Purchase Plan will terminate in July 2009, unless sooner terminated by the board of directors.

401(k) Plan

   eGain has a tax-qualified employee savings and retirement plan for which eGain's employees are generally eligible. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation and have the amount of such reduction contributed to the 401(k) Plan. To date, eGain has made no matching contributions. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by eGain, if any, will be deductible by eGain when made.

Employment Agreements and Change in Control Arrangements

   eGain does not currently have any employment contracts with any of eGain's named executive officers. The shares of common stock issued to Ashutosh Roy and Gunjan Sinha vest over a period of time, which vesting is accelerated in the event of a change of control of eGain.

Limitation of Liability and Indemnification Matters

   eGain's certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemption; or

  . any transaction from which the director derived an improper personal benefit.

   This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

   eGain's certificate of incorporation and bylaws provide that it will indemnify eGain's directors and executive officers and may indemnify its other officers and employees and other agents to the fullest extent permitted by law. eGain's bylaws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

   eGain has entered into agreements to indemnify eGain's directors and executive officers, in addition to indemnification provided for in eGain's certificate of incorporation and bylaws. eGain believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                              CERTAIN TRANSACTIONS

   Since eGain's inception, there has not been any transaction or series of transactions to which eGain was or is a party in which the amount involved exceeded or exceeds $60,000 and in which any director, executive officer, holder of more than 5% of any class of eGain's voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the transactions described below.

Transactions with Management and Others

   In December 1997, eGain sold 4,000,000 shares of common stock to each of Ashutosh Roy, a founder and eGain's Chief Executive Officer, and Gunjan Sinha, a founder and eGain's President, at a purchase price of $0.005 per share.

   Between June 1998 and July 1999, eGain sold and issued 8,608,585 shares of eGain's preferred stock for an aggregate consideration of $14,671,004. eGain sold 5,406,585 shares of Series A preferred stock in June 1998 at a price of $0.8055 per share, 2,550,000 shares of Series B preferred stock between December 1998 and March 1999 at a price of $2.00 per share and 652,000 shares of Series D preferred stock in July 1999 at a price of $8.00 per share. Each share of Series A preferred stock, Series B preferred stock and Series D preferred stock was converted into one share of common stock upon eGain's public offering on September 23, 1999.

   The following table summarizes purchases, valued in excess of $60,000, of shares of preferred stock by eGain's directors, executive officers and eGain's 5% stockholder:

                                                           Number of Shares
                                                       -------------------------
                                                                 Series  Series
                                                       Series A     B       D
                                                       --------- ------- -------
Directors and executive officers
--------------------------------
Ashutosh Roy..........................................       --  750,000 191,375
Gunjan Sinha..........................................       --  750,000 191,375
5% Stockholder
--------------
FW Ventures I, L.P.................................... 3,103,663 574,052 163,875

   These affiliates purchased the securities described above at the same price and on the same terms and conditions as the unaffiliated investors in the private financings. Messrs. Roy and Sinha were affiliates of eGain at the time they purchased the above securities. FW Ventures I, L.P. became an affiliate of eGain in connection with the Series A preferred stock financing.

   In August 1999, A. Michael Spence, a director of eGain, exercised an option to purchase 25,000 shares of common stock at a purchase price of $6.40 per share by payment of $25 and execution of a five-year, full recourse promissory note in the amount of $159,975. The note does not bear interest.

Business Relationships

   In May 1999, eGain issued FW Ventures I, L.P. a warrant to purchase 175,000 shares of common stock at a price of $0.20 per share in connection with financial advisory services rendered in connection with eGain's acquisition of Sitebridge. Mark Wolfson, a director of eGain, is a limited partner of FW Ventures I, L.P. The transaction with FW Ventures I, L.P. was negotiated with the unaffiliated directors of eGain and approved by the disinterested directors of eGain, and eGain believes that the services provided by FW Ventures I, L.P. were provided on terms no less favorable to eGain than would have been obtained from unaffiliated third parties.

   It is eGain's current policy that all transactions between eGain and its officers, directors, 5% stockholders and eGain's affiliates will be entered into only if these transactions are approved by a majority of the disinterested directors, are on terms no less favorable to eGain than could be obtained from unaffiliated parties and are reasonably expected to benefit eGain.

   For information concerning indemnification of directors and officers, see "Management--Limitation of Liability and Indemnification Matters."

                       DESCRIPTION OF eGAIN CAPITAL STOCK

   After giving effect to the conversion of all outstanding preferred stock into common stock and the amendment of eGain's certificate of incorporation, eGain's authorized capital stock will consist of 50,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock, $.001 par value.

Common Stock

   As of March 31, 2000, there were 29,596,566 shares of common stock outstanding, held by approximately 258 stockholders of record.

   Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of common stock are entitled to the following:

   Dividends. Holders of common stock are entitled to receive dividends out of assets legally available for the payment of dividends at the times and in the amounts as the board of directors from time to time may determine.

   Voting. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and will not have cumulative voting rights.

   Preemptive rights, conversion and redemption. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

   Liquidation, dissolution and winding-up. Upon liquidation, dissolution or winding-up of eGain, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation of any preferred stock.

   Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of the merger will be, duly and validly issued, fully paid and nonassessable.

Preferred Stock

   The board of directors is authorized, without action by the stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions on these shares.

   The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could have the effect of delaying, deferring or preventing a change in control of eGain. eGain has no current plans to issue any shares of preferred stock.

Warrants

   In May 1999, eGain assumed warrants exercisable for the Series A preferred stock of Sitebridge in connection with eGain's acquisition of Sitebridge. These warrants became exercisable for an aggregate of 121,006 shares of eGain's Series C preferred stock at an exercise price of $0.9916 per share. Upon the completion of the public offering on September 23, 1999, all of eGain's warrants to purchase preferred stock converted into the right to purchase the equivalent number of shares of common stock at the same exercise price per share.

Registration Rights

   The holders of approximately 11.3 million shares of common stock have the right to cause eGain to register these shares under the Securities Act as follows:

  . Demand Registration Rights. The holders of a majority of the shares of eGain common stock that were issued upon conversion of eGain's Series A, B, C, and D Preferred Stock at the time of eGain's initial public offering may request that eGain register their shares with respect to all or part of their registrable securities having aggregate proceeds of at least $10,000,000.

  . Piggyback Registration Rights. The holders of registrable securities may request to have their shares registered anytime eGain files a registration statement to register any of eGain's securities for eGain's own account or for the account of others.

  . S-3 Registration Rights. The holders of at least 30% of registrable securities have the right to request registrations on Form S-3 if eGain is eligible to use Form S-3, have not already effected such an S-3 registration within the past six months, and if the aggregate proceeds are at least $1,000,000.

   Holders of an additional approximately 7.1 million shares of common stock have the piggyback registration rights and S-3 registration rights described above.

   Registration of shares of common stock pursuant to the exercise of demand registration rights, piggyback registration rights or S-3 registration rights under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

   eGain will pay all registration expenses, other underwriting discounts and commissions in connection with any registration. The registration rights terminate five years following completion of this offering, or, with respect to each holder of registrable securities, when the holder can sell all of the holder's shares in any 90-day period under Rule 144 under the Securities Act.

Delaware Anti-Takeover Law and Certain Charter Provisions

 Delaware Takeover Statute

   eGain is subject to Section 203 of the Delaware General Corporation Law, which, subject to some exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless:

  . prior to this date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or


  . on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

   Section 203 defines business combination to include:

  . any merger or consolidation involving the corporation and the interested stockholder;

  . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  . subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  . any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

   In general, Section 203 defines an interested stockholder as any entity or person who, together with affiliates and associates owns, or within three years, did own beneficially 15% or more of the outstanding voting stock of the corporation.

 Certificate of Incorporation and Bylaws

   Under eGain's certificate of incorporation, the board of directors has the power to authorize the issuance of up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by the stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, may:

  . delay, defer or prevent a change in control of eGain;

  . discourage bids for the common stock at a premium over the market price of eGain's common stock;

  . adversely affect the voting and other rights of the holders of eGain's common stock; and

  . discourage acquisition proposals or tender offers for eGain's shares and, as a consequence, inhibit fluctuations in the market price of eGain's shares that could result from actual or rumored takeover attempts.

   eGain's bylaws provide that:

  . all stockholder action be taken at a stockholders' meeting; and

  . special meetings of stockholders may only be called by the chairman of the board, the chief executive officer or the board of directors.

   The provisions described above, together with the ability of the board of directors to issue preferred stock may have the effect of deterring a hostile takeover or delaying a change in control or management of eGain.

Transfer Agent and Registrar

   The transfer agent and registrar for eGain's common stock is Boston
EquiServe.

Listing

   eGain is quoted on the Nasdaq National Market under the symbol "EGAN."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                       AND RESULTS OF OPERATIONS OF eGAIN

Overview

   eGain is a leading provider of intelligent customer communications solutions for companies engaged in ecommerce. eGain's products and services help businesses deliver a superior customer experience and establish more profitable, lasting customer relationships. eGain offers licensed and hosted applications for email management, interactive Web and voice collaboration, intelligent self-help agents, and proactive online marketing. eGain's software solutions are built using a Web-native architecture, thereby providing scalability, global access, diverse integration, and rapid deployment. Over 60% of eGain's current customers access its applications through the eGain Hosted Network. eGain's customers include both dedicated Internet companies, such as AOL, CNBC.com and Monster.com, and traditional companies engaged in ecommerce, such as Mazda USA, 3Com and Home Depot.

   eGain was incorporated in September 1997. From inception to September 1998, eGain's operating activities related primarily to planning and developing eGain's proprietary technological solutions, recruiting personnel, raising capital and purchasing operating assets. In September 1998, eGain commenced commercial shipment of eGain Mail, and established the eGain Hosted Network.

   On April 30, 1999, eGain acquired Sitebridge Corporation and added its real-time Web collaboration product to eGain's platform. The product, eGain Live, is an application that allows ecommerce companies to interact in real-time with visitors to their Web sites.

   In November 1999, eGain announced the eGain Commerce 2000 platform, which integrates its suite of customer communications solutions. The eGain Commerce 2000 platform enables companies to integrate their customer communications solutions around common databases and processes and across all points of customer contact. eGain intends to release three products for general sale and distribution in calendar 2000, eGain Campaign, eGain Inform and eGain Voice, which will further build on the eGain Commerce 2000 platform.

   On March 7, 2000, eGain acquired Big Science Company and added its Web-native self-service product to eGain's platform. The product, eGain Assistant, enables personalized customer assistance on Web sites through virtual service agents. Customers interact in natural language dialogue with a life-like character, which answers questions and leads customers through problem resolution and sales situations.

   On March 16, 2000 eGain announced a definitive agreement under which it will acquire Inference Corporation in exchange for eGain common stock. The acquisition brings together eGain's strength in Web- native, multi-channel customer communications with Inference's powerful customer profiling and contact center support capabilities. It will also significantly expand eGain's European business, and add critical new product and technology components to the eGain Commerce 2000 platform. The merger will be accounted for as a purchase transaction.

   eGain expects to make significant investments in product development and technology to enhance its current products and services, develop new products and services and further advance its solution offerings. In addition, an important part of eGain's strategy is to expand its operations and employee base and build sales, marketing, customer support, technical and operational resources. eGain also intends to expand its strategic distribution, hosting and solution relationships to add capabilities to its current product offerings and to help market products to new customers. eGain has incurred significant losses since its inception, and as of December 31, 1999, had an accumulated deficit of approximately $38.7 million. eGain has not achieved profitability on a quarterly or annual basis. eGain expects to continue to incur substantial operating losses for the foreseeable future. In view of the rapidly evolving nature of eGain's business and limited operating history, eGain believes that period-to-period comparisons of its revenue and operating results are not meaningful and should not be relied upon as indications of future performance.

Goodwill and Other Non-Cash Charges

   eGain recorded goodwill and other purchased intangible assets of approximately $21.4 million associated with its acquisition of Sitebridge. eGain expects to record goodwill and other purchased intangible assets of approximately $34.5 million and $75.6 million associated with its acquisitions of Big Science and Inference, respectively. Goodwill and other purchased intangible assets are being amortized on a straight-line basis over the estimated useful lives of three years. eGain currently expects to record amortization of goodwill and other intangible assets of approximately $11.2 million in fiscal 2000, $44.0 million in fiscal 2001 and $42.8 million in fiscal 2002.

   In connection with the grant of stock options to employees and consultants, eGain recorded deferred stock compensation totaling approximately $234,000 in fiscal 1998, $10.6 million in fiscal 1999 and $9.1 million in the six months ended December 31, 1999. Deferred compensation for options granted to employees has been determined as the difference between the deemed fair value of eGain's common stock on the date these options were granted and the exercise price. Deferred compensation for options granted to consultants has been determined in accordance with SFAS 123 as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Deferred compensation for options granted to consultants is periodically remeasured as the underlying options vest. These amounts were initially recorded through stockholders' equity and are being amortized by charges to operations. eGain recorded amortization of deferred stock compensation of approximately $58,000 in fiscal 1998, $1.8 million in fiscal 1999 and $5.9 million in the six months ended December 31, 1999. eGain expects to record amortization expense relating to deferred stock compensation approximately as follows: $11.1 million in fiscal 2000, $5.7 million in fiscal 2001, $2.9 million in fiscal 2002 and $1.0 million in fiscal 2003. The amortization expense relates to options awarded to employees and consultants in all operating expense categories.

Results of Operations

Net Revenue

   Net revenue was $3.8 million for the six months ended December 31, 1999, an increase of $3.6 million over the comparable six months of 1998. This increase was primarily due to the increase in eGain's customer base. Factors that contributed to the increase include expanded direct sales and marketing efforts both domestically and internationally, expanded channel partnerships, and the introductions of eGain Live 3.0 and the eGain Commerce 2000 platform. For the six months ended December 31, 1999, no single customer contributed more than 10% of net revenue. Although revenues have increased in prior periods, eGain cannot be certain that its revenues will grow in future periods or that it will grow at similar rates as in the past.

   Revenue from application hosting for the six months ended December 31, 1999 was $942,000, an increase of $939,000 over the comparable six months of 1998. The increase was primarily attributable to the increase in the number of hosted customers. As of December 31, 1999, over 60% of eGain's customers were using the eGain Hosted Network.

   Revenue from software license fees for the six months ended December 31, 1999 was $1.2 million, an increase of $1.1 million over the comparable six months of 1998. The increase was primarily attributable to the increase of sales in the number of software licenses.

   Revenue from consulting and support services for the six months ended December 31, 1999 was $1.6 million, an increase of $1.5 million over the comparable six months of 1998. Consulting and support revenue increased primarily due to the increase in the customer base and their need for eGain's professional services.

   Revenue for fiscal 1999 was $1.0 million, 60.7% of which was recognized in the quarter ended June 30, 1999. In fiscal 1999, FCC National accounted for 15.6% of the total revenue and WebTV accounted for 10.8% of total revenue. In fiscal 1999, hosting revenue represented 13.5% of total revenue, license fees represented 46.4% of total revenue and service revenue represented 40.1% of total revenue.

Cost of Revenue

   Cost of revenue for the six months ended December 31, 1999 was $5.3 million, an increase of $4.9 million over the comparable six months of 1998. The increase is primarily attributable to a significant increase in headcount and expansion of the eGain Hosted Network. In fiscal 1999, cost of revenue was $1.8 million. Cost of revenue includes personnel costs for eGain's hosting services, consulting services and customer support, and also includes depreciation of capital equipment used in the eGain Hosted Network, cost of third party products and lease costs paid to remote co-location centers. Costs associated with the eGain Hosted Network support the following services: performance monitoring, database backup/restore and disaster recovery solutions, 24x7 network and operations support, high reliability and scalability, metrics and business process re-engineering. eGain expects cost of revenues to increase in absolute dollars in future periods as eGain continues to expand its business operations.

Research and Development Expenses

   Research and development expenses for the six months ended December 31, 1999 were $4.0 million, an increase of $3.5 million over the comparable six months of 1998. The increase was primarily attributable to a significant increase in headcount and related personnel costs. Research and development expenses were $2.1 million in fiscal 1999. Research and development expenses consist primarily of compensation and benefits of our engineering and quality assurance personnel and, to a lesser extent, occupancy costs and related overhead. Research and development expenses are expensed as incurred. eGain expects research and development expenses to increase in absolute dollars in future periods.

Sales and Marketing Expenses

   Sales and marketing expenses for the six months ending December 31, 1999 were $9.0 million, an increase of $7.5 million over the comparable six months ending in 1998. The increase was due primarily to an increase in headcount and related personnel costs, increased spending on marketing programs, European sales and marketing operations and the launch of operations in Australia. eGain expects to continue hiring sales and marketing personnel and to increase marketing program spending. Sales and marketing expenses were $4.2 million in fiscal 1999. Sales and marketing expenses consist primarily of compensation and benefits of our sales, marketing and business development personnel, advertising, trade show and other promotional costs and, to a lesser extent, occupancy costs and related overhead. eGain expects sales and marketing expenses to increase in absolute dollars in future periods.

General and Administrative Expenses

   General and administrative expenses for the six months ending December 31, 1999 were $3.0 million, an increase of $2.6 million over the comparable six months of 1998. The increase was due primarily to an increase in headcount and the related personnel costs and fees for outside professional services. General and administrative expenses were $1.2 million in fiscal 1999, and consist primarily of compensation and benefits for our finance, human resources, administrative and legal services personnel, fees for outside professional services and, to a lesser extent, occupancy costs and related overhead. eGain expects general and administrative expenses to increase in absolute dollars in future periods as a result of the growth of the Company.

Amortization of Goodwill

   For the six months ended December 31, 1999, eGain amortized goodwill totaling $3.7 million. No goodwill was amortized during the comparable six months of 1998. In fiscal 1999, eGain amortized goodwill totaling $1.2 million. Goodwill represents the excess of the purchase price over the estimated fair market value of tangible and intangible net assets acquired in a business combination. As of December 31, 1999, goodwill and other purchased intangible assets related to eGain's April 1999 acquisition of Sitebridge totaled $16.5 million.

Non-Operating Income (Expense), Net

   For the six months ending December 31, 1999 non-operating income was $628,000, an increase of $602,000 over the comparable six months in 1998. Non-operating income includes realized gains on cash and short-term investments partially offset by expense on financing obligations and use-tax expense. The increase was primarily attributable to interest earned on eGain's cash balances on hand as a result of its recent public offering. Non-operating loss was $5,000 in fiscal 1999.

Liquidity and Capital Resources

   Prior to eGain's initial public offering, it financed operations primarily through the private placement of convertible preferred stock, a bank line of credit, and financing for capital purchases. On September 28, 1999, eGain completed its initial public offering of common stock, in which it sold 5,750,000 shares of common stock (including exercise of an over-allotment option in October 1999), at a price of $12.00 per share. Proceeds to eGain from the offering, before offering expenses, were approximately $69.0 million.

   At December 31, 1999, eGain had cash and cash equivalents of $42.3 million. eGain regularly invests excess funds in short-term money market funds, commercial paper, and short-term notes.

   Net cash used in operating activities for the six months ended December 31, 1999 and 1998 was $10.3 million and $2.6 million, respectively. Cash used in operating activities in each period was primarily the result of net losses and an increase in accounts receivable, partially offset by the increase in deferred revenues, accrued liabilities and increases in non-cash charges.

   Net cash used in investing activities for the six months ended December 31, 1999 was $17.3 million, and was approximately $542,000 in the six months ended December 31, 1998. Cash used in investing activities in the six months ended December 31, 1999 was due to the purchase of fixed assets and leasehold improvements and the purchase of short-term available-for-sale investments.

   Net cash provided by financing activities for the six months ended December 31, 1999 and 1998 was $68.7 million and $4.7 million, respectively. Cash provided by financing activities in the six months ended December 31, 1999 was due to proceeds from loans offset by loan payments, and the issuance of preferred stock and common stock, including net proceeds of $63.0 million from the initial public offering. Cash provided by financing activities in the six months ended December 31, 1998 was primarily due to proceeds from a bank line of credit and the issuance of common stock.

   eGain expects to devote substantial capital resources to expand the eGain Hosted Network, to hire and expand the research and development organization, to hire and expand the sales, marketing and general and administrative organizations, to expand marketing programs, to establish additional facilities worldwide and for other general corporate activities. Although eGain believes that current cash balances will be sufficient to fund operations for the next 12 months, there can be no assurance that it will not require additional financing within this time frame or that such additional funding, if needed, will be available on acceptable terms, if at all.


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

                      THE MERGER AND RELATED TRANSACTIONS

   This section of the proxy statement/prospectus summarizes material aspects of the proposed merger. A copy of the merger agreement is attached as Appendix
A. All holders of Inference common stock are urged to read the merger agreement and any other appendices in their entirety.

General

   The merger agreement provides for the merger of Inference with and into a wholly owned subsidiary of eGain, with Inference surviving as a wholly owned subsidiary of eGain. The certificate of incorporation and bylaws of eGain's merger subsidiary will become the certificate of incorporation and bylaws of the surviving corporation in the merger, but the name of the surviving corporation will be "Inference Corporation." The directors and executive officers of eGain's merger subsidiary will be the initial directors and executive officers of the surviving corporation.

   If the merger is completed, holders of Inference common stock will no longer hold any interest in Inference other than through their interest in shares of eGain common stock. The stockholders of Inference will become stockholders of eGain, and their rights will be governed by eGain's Amended and Restated Certificate of Incorporation and eGain's bylaws.

Effective Time of the Merger

   The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware. The merger agreement provides that the parties thereto will cause the certificate of merger to be filed as soon as practicable after:

  . the Inference stockholders have approved the merger;

  . all required regulatory approvals and actions have been obtained or taken;

  . all other conditions to the consummation of the merger have been satisfied or waived.

   See "--Regulatory Filings and Approvals Required to Complete the Merger" and "Certain Provisions of the Merger Agreement--Conditions to Completion of the Merger." There can be no assurance that the conditions to the merger will be satisfied. Moreover, the merger agreement may be terminated by either eGain or Inference under various conditions as specified in the merger agreement. See "--Termination of the Merger Agreement" on page 77. Therefore, there can be no assurance as to whether or when the merger will become effective.

Conversion of Inference Securities

 Inference common stock

   Upon the consummation of the merger, each outstanding share of Inference common stock will automatically be converted into the right to receive a fraction of a share of eGain common stock, equal to the applicable exchange ratio. If the average share price of eGain common stock in the applicable measurement period before the closing of the merger is between $48.516 and $59.297, eGain will issue to Inference stockholders 0.1865 of a share of eGain common stock for each share of Inference common stock held by them, subject to adjustment as set forth below. If the average share price of eGain common stock in the applicable measurement period is less than $48.516, the exchange ratio will be increased based on a formula that takes into account the average share price of eGain common stock. Similarly, if the average share price of eGain common stock in the applicable measurement period is greater than $59.297, the exchange ratio will be decreased based on a comparable formula. No fractional shares of eGain common stock will be issued in the merger. Instead, any Inference stockholder who would otherwise be entitled to receive a fraction of a share will receive from eGain cash equal to the per share market value of eGain common stock of the fractional share. The value of any fractional shares will be calculated based on the per share closing price of eGain common stock as reported on Nasdaq on the trading day immediately prior to the closing date of the merger.

   At an assumed exchange ratio of 0.1865, based on the capitalization of Inference on March 31, 2000, eGain would issue an aggregate of approximately 1,468,407 shares of eGain common stock in the merger, excluding shares issuable upon the exercise of Inference options. In addition, at an assumed exchange ratio of 0.1865, eGain would be obligated to issue a maximum of approximately 446,901 additional shares of eGain common stock upon exercise, if and when exercised, of the Inference options converted to eGain options as a result of the merger.

   The exchange ratio is subject to adjustment. For illustration purposes only, based on the capitalization of Inference on March 31, 2000 and assuming an average share price for eGain of $36.4773 (the average closing price of eGain common stock for the 20 consecutive trading days ending April 11, 2000), the exchange ratio would be 0.2481, and eGain would issue an aggregate of approximately 1,953,416 shares of eGain common stock excluding shares issuable upon the exercise of Inference options assumed in the merger.

   Because the exchange ratio is fixed at 0.1865 shares of eGain common stock for each share of Inference common stock if the average share price of eGain common stock in the applicable measurement period is between $48.516 and $59.297, the exchange ratio will not necessarily be adjusted to compensate Inference stockholders for a decrease in the average market price of eGain common stock that could occur before the merger becomes effective. Moreover, in the event that the average share price of eGain common stock in the applicable measurement period is greater than $59.297, the exchange ratio will be adjusted downward, thereby reducing the number of shares of eGain common stock issuable in exchange for shares of Inference common stock. Similarly, in the event that the average share price of eGain common stock in the applicable measurement period is less than $48.516, the exchange ratio will be adjusted upward, but not on a one-for-one basis. As a result of the foregoing calculations of the exchange ratio, in the event that the market price of eGain common stock decreases or increases prior to the effective time of the merger, the value at such time of eGain common stock to be received by Inference stockholders in the merger would correspondingly increase or decrease.

   Inference cannot terminate the merger agreement solely because the eGain common stock price declines. The market prices of eGain common stock and Inference common stock as of a recent date are set forth herein under "Comparative Per Share Market Price Data." Inference stockholders are advised to obtain recent market quotations for eGain common stock and Inference common stock. We cannot predict the market prices of eGain common stock or Inference common stock at any time before the effective time or as to the market price of eGain common stock at any time thereafter.

Inference Options

   Upon consummation of the merger, each outstanding Inference stock option, whether vested or not vested, will be assumed by eGain and converted into an option to acquire shares of eGain common stock on the same terms and conditions (including any provisions for acceleration) as were applicable to such stock option under the applicable Inference stock option plan in effect prior to the merger (in accordance with the past practice of Inference with respect to the interpretation and application of the terms and conditions of such stock option plan). Each outstanding Inference stock option will be converted into an option to acquire the number (rounded down to the nearest whole number) of shares of eGain common stock determined by multiplying (x) the number of shares of Inference common stock subject to such option immediately prior to the effective time of the merger by (y) the applicable exchange ratio, at an exercise price per share of eGain common stock (rounded up to the nearest whole cent) equal to (a) the exercise price per share of Inference common stock otherwise purchasable under the applicable Inference stock option plan divided by (b) the applicable exchange ratio.

   Based upon the number of Inference stock options outstanding at March 31, 2000, assuming an exchange ratio of 0.1865, approximately 446,901 additional shares of eGain common stock would be reserved for issuance to holders of Inference options in connection with eGain's assumption of Inference's outstanding options. As soon as possible after the effective time, eGain will file a registration statement on Form S-8 with the Securities and Exchange Commission with respect to the shares of eGain common stock subject to all assumed Inference options.

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

Background of the Merger

   As a regular part of their business plans, eGain and Inference have from time to time each considered opportunities for expanding and strengthening their technology, products, research and development capabilities and distribution channels, including strategic acquisitions, business combinations, investments, licensing and development agreements and joint ventures.

   In February 1999, eGain and Inference entered into a nonexclusive value added reseller agreement, under which eGain granted Inference a license to manufacture, distribute, market and sublicense the eGain Mail product, which would be bundled with Inference's software for sale by Inference. The agreement had an initial term of two years.

   Representatives from eGain and Inference met to discuss aspects of the companies' reseller agreement in May 1999, and again in July 1999, when they reviewed architecture issues and discussed the timing of Inference's next product release. Concurrently, from June 1999 through October 1999, Adams, Harkness & Hill, financial advisor to Inference, had numerous discussions with Inference management regarding Inference's efforts to improve its financial performance, in addition to discussions about Inference's strategic alternatives. In September 1999, as part of the discussions of strategic alternatives, Adams, Harkness & Hill and Inference developed a list of 26 potential strategic partners that it was believed would have some degree of interest in partnering with Inference, whether by entering into joint marketing or similar commercial agreements, by making an equity investment, by acquiring one of Inference's product lines, or by combining with Inference. While not yet formally engaged by Inference, Adams, Harkness & Hill agreed, after an October 13, 1999 conference call with Charles W. Jepson, Chief Executive Officer of Inference, and Mark Wolf, then Chief Financial Officer of Inference, to contact four of the companies. It was also agreed that Inference would continue its discussion of strategic partnering alternatives with a number of other companies, including eGain. On November 14, 1999, Inference and Adams, Harkness & Hill entered into an agreement detailing the terms of Adams, Harkness & Hill's engagement as financial advisor to Inference. From October 1999 until the signing of an exclusivity agreement with eGain on March 4, 2000, Inference and Adams, Harkness & Hill aggressively pursued strategic partnering discussions including acquisition discussions, with many of the 26 companies identified.

   On October 14, 1999, Mr. Jepson of Inference met with Gunjan Sinha, eGain's President, at eGain's offices in Sunnyvale, California to discuss the companies' existing business relationship. Mr. Jepson and Mr. Sinha discussed sales of eGain Mail by Inference under the reseller agreement and related issues, including joint customers, the AOL relationship, product announcements, sales efforts, training and customer support, and products under development that might be sold collaboratively in the future.

   Mr. Jepson and Mr. Sinha met on November 11, 1999 to discuss further the companies' business relationship and the possibility of expanding that relationship. A possible combination of the two companies was discussed at the meeting, as were other possible means of collaborating more closely with respect to integration of future products.

   As a result of the meeting on November 11, 1999, Mr. Jepson, Mr. Sinha, and representatives from their respective companies, met on November 23, 1999 to review Inference products and to conduct technical due diligence. The parties discussed how Inference's k-Commerce Support Enterprise product could be integrated with eGain's platform and considered possible competitive advantages associated with Inference's k-Commerce Sales product. The parties also conducted preliminary business due diligence with respect to management and customers of the companies. On December 10, 1999, Mr. Sinha advised Mr. Jepson that eGain did not desire to pursue a business combination at that time, but did desire to expand the partnership between the two companies. Eric Imparato, Vice President of Channels of eGain, and Ross Hunt, Director of Channels of Inference, were asked to explore further possible ways of strengthening the partnership between the two companies.

   During January 2000, joint selling activity by Inference and eGain increased substantially, particularly sales activity internationally. On January 24, 2000, Mr. Jepson and Mr. Sinha met at eGain's offices to discuss

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

ways of expanding the two companies' partnership under the reseller agreement. During and subsequent to this meeting, representatives of eGain, principally through Mr. Imparato, and representatives of Inference, principally through Mr. Hunt, discussed product integration issues and establishment of an expanded OEM agreement that would cover multiple products.

   On January 31, 2000, eGain and Inference entered into an amendment to the reseller agreement that authorized Inference to sell the eGain Live product to certain end users.

   On February 11, 2000, Ashutosh Roy, Chief Executive Officer, and Harpreet Grewal, Chief Financial Officer of eGain met in Boston, Massachusetts, with James Simms, Managing Director and Group Head of Mergers & Acquisitions and Mike Murphy, Associate in the Internet / Software Group of Adams, Harkness & Hill. The parties addressed the status of discussions between eGain and Inference, including a possible combination of the companies. On February 17, 2000, Mr. Murphy met with Mr. Grewal at eGain's offices in Sunnyvale, California and discussed a possible combination.

   Mr. Jepson and Mr. Sinha met at eGain's offices the following day. At this meeting, Mr. Sinha conveyed eGain's interest in acquiring Inference and expressed his view that such a combination would benefit the customers, employees and shareholders of both companies. Mr. Roy later joined the meeting and discussed perceived synergies that could result from a combination of the two companies.

   On February 23, 2000, Messrs. Sinha and Roy discussed further with Mr. Jepson eGain's interest in pursuing an acquisition of Inference by eGain. The following morning, February 24, 2000, Mr. Roy conveyed to Mr. Jepson a proposal to acquire all of the outstanding stock and other securities of Inference in exchange for shares of eGain common stock valued at $75 million, based on the closing price of $47.125 per share of eGain stock on February 23, 2000 and subject to adjustment prior to execution of a definitive agreement. The Inference board of directors reviewed and discussed the proposal at its previously scheduled meeting of the board of directors held on February 24, 2000. Messrs. Simms and Murphy of Adams, Harkness & Hill presented to the Inference board of directors a preliminary analysis of the potential benefits and risks associated with an acquisition of Inference by eGain. They also reviewed Inference's concurrent efforts to solicit interest from third parties in either an acquisition of Inference or a strategic partnership, none of which had proven successful to date. Adams, Harkness & Hill expressed to the board of directors its belief that the opportunity with eGain represented Inference's most attractive strategic alternative available to Inference at that time. Because eGain had requested a period of exclusivity during which Inference would be prohibited from soliciting or pursuing other possible strategic partners, the Inference board of directors instructed Adams, Harkness & Hill to immediately seek a definitive level of interest from parties other than eGain with whom acquisition or strategic partnering discussions were ongoing. The Inference board of directors recommended seeking improved economic terms that included but were not limited to seeking a higher value for the transaction, continuing pursuit of alternative buyers, and excluding the k-Commerce Sales division from the business sold to eGain. The board authorized proceeding with an exclusivity agreement subject to management's pursuit of the foregoing recommendations. Subsequently, Mr. Jepson and other members of Inference senior management met extensively with the two companies, other than eGain, that had previously expressed the most interest in pursuing a substantive relationship with Inference.

   On February 26, 2000, Messrs. Roy and Sinha of eGain had telephone conferences with Mr. Jepson of Inference and Messrs. Simms and Murphy of Adams, Harkness & Hill concerning the possible combination. Mr. Jepson expressed the directives of the Inference board of directors and sought to continue discussions with the aim of realizing improved economic terms for Inference stockholders.

   On the evening of March 2, 2000, Mr. Jepson met with Messrs. Sinha and Roy at eGain's offices to discuss the combination. Later that evening the Inference board of directors met via a telephone conference call to consider the transaction. All members of the board were present, as were Philip Ranger, Chief Financial Officer of Inference, Messrs. Murphy and Simms of Adams, Harkness and Hill, and Thomas C. DeFilipps of Wilson Sonsini Goodrich & Rosati, outside counsel to Inference. Mr. DeFilipps reminded the directors of their

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

duty in connection with the consideration of the proposed transaction with eGain. Mr. Jepson reviewed the status of recent discussions with potential acquirors, including eGain and the two other companies with whom Inference had held extensive discussions. The Board also reviewed its alternatives to a transaction with such companies, including the possible separate sale of the k-Commerce Sales business. Following these discussions the Board authorized the signing of a exclusivity agreement with eGain based upon the current financial terms proposed by eGain.

   Throughout the day on Saturday, March 4, 2000, the parties conducted due diligence with respect to one another's business. On March 4, 2000, Messrs. Roy and Sinha of eGain met at eGain's offices with Messrs. Jepson and Ranger of Inference and Messrs. Simms and Murphy of Adams, Harkness & Hill to discuss considerations relating to the proposed combination. At the conclusion of the meeting, the parties agreed to continue their respective due diligence and to proceed to negotiate the terms of a definitive agreement providing for the acquisition by eGain of all outstanding Inference common stock and options to purchase Inference common stock at an exchange ratio of 0.146, subject to adjustment (a "pricing collar") based on the closing price of eGain common stock prior to the closing of the acquisition. In consideration for eGain's agreement to continue its due diligence and to prepare and seek to negotiate the definitive agreement, Inference agreed that for a period of 30 days, it would not enter into any agreement concerning a sale or merger of Inference with any other party.

   During the week of March 5, 2000, the parties conducted further technical due diligence, commenced legal due diligence and commenced preparation of the draft agreement and plan of merger. A series of meetings were held by senior management of Inference and eGain from Monday, March 13, through Wednesday March 15, 2000. The parties discussed technical issues, conducted further due diligence and negotiated the terms of the proposed agreement and plan of merger. Comparing the closing share prices from March 3, 2000 to March 15, 2000, eGain's stock price had decreased from $68.50 to $51.50 and Inference's stock price had risen from $7.875 to $10.125. These stock price movements caused the terms discussed on March 4, 2000 to be less favorable to Inference than those originally proposed. On March 15, 2000, Messrs. Simms and Murphy transmitted a revised proposal to eGain and, following negotiations with Mr. Jepson of Inference and Mr. Roy of eGain, negotiated an increase in the proposed exchange ratio to 0.1865 and a revised pricing collar.

   During the afternoon of March 15, 2000, the board of directors of Inference met via telephonic conference to consider the proposed merger. All members of the board were present, as were Mr. Ranger of Inference, Messrs. Simms and Murphy of Adams, Harkness & Hill and Mr. DeFilipps of Wilson Sonsini Goodrich & Rosati. Mr. DeFilipps reminded the Board of its duty in reviewing and acting upon the proposed acquisition proposal from eGain. Mr. Jepson and Mr. Ranger, together with Inference's legal and financial advisors, reviewed with the board, among other things, the background of the proposed transaction, the potential benefits and risks of the transaction, including the strategic and financial rationale, analysis of the transaction and the terms of the agreement and plan of merger Messrs. Simms and Murphy gave a detailed presentation of the terms of the merger and the proposed combined operations of the two companies. As a part of this presentation, they restated the view of Adams, Harkness & Hill that, based on its thorough, but unsuccessful, exploration of possible strategic partnerships with numerous parties, the proposed merger represented the most attractive strategic alternative available to Inference. The Inference board of directors and the representatives of Adams, Harkness & Hill discussed extensively the exchange ratio and the fact that the implied per share valuation represented a slight discount to Inference's current market price per share. It was noted and discussed that representatives of Inference and Adams, Harkness & Hill had negotiated a higher exchange ratio than the exchange ratio originally proposed and that eGain had stated it would not consider any further increase in the exchange ratio, regardless of the recent marked increase in Inference's share price and decrease in eGain's share price. Adams, Harkness & Hill confirmed that, notwithstanding the current market prices of each company's stock the exchange ratio proposed was fair, from a financial point of view, to the stockholders of Inference. At the conclusion of the presentation, Adams, Harkness & Hill presented to and discussed with the board its signed fairness opinion. The Inference board of directors also discussed its conclusion that the proposed merger with eGain was superior to any proposal from any other party and to the alternatives available to Inference. After further discussion of the proposed transaction, the board of directors of Inference determined that it was in the best interests of Inference and its stockholders to enter into the proposed merger. The Inference board of directors voted unanimously to approve the execution of the agreement and plan of merger.

   During the evening of March 15, 2000, the board of directors of eGain met by telephone conference call to consider the proposed transaction. All directors of eGain were in attendance, as were Mr. Grewal, Eric Smit, Vice President of Finance and Administration, William McGrath, Director of Legal Affairs, and Stanley Pierson of Pillsbury Madison & Sutro LLP, outside counsel to eGain. After discussion of the proposed transaction, the board of directors of eGain voted unanimously to approve the execution of the agreement and plan of merger.

   Following the meetings of each company's board of directors, representatives of each company and their counsel concluded final negotiation of the merger agreement, and the agreement was executed by Inference and by eGain in the early morning of March 16, 2000. The agreement was announced on Thursday, March 16, 2000, by the issuance of a joint press release.

Inference Board of Directors and Inference's Reasons for the Merger

   The Inference board of directors unanimously concluded that the merger agreement and the merger are fair to and in the best interests of Inference and its stockholders, and determined to recommend that the stockholders approve and adopt the merger agreement. This decision was based upon several potential benefits of the merger that Inference's board believes will contribute to the success of the combined company compared to Inference continuing to operate as an independent business. The Inference board believes that the combined company provides the following:

  . a combination of products that can provide a stronger platform for linking business-to-consumer and business-to-business functions for ecommerce companies;

  . increased distribution channels for Inference's products and services through eGain's base of customers and partners;

  . increased product diversification and penetration of each company's customer base allowing greater cross selling of Inference's and eGain's products and services into one another's existing customer base than either party could achieve as an independent company;

  . the opportunity for expanded research and development of combined product offerings, including potential new product offerings;

  . a critical mass of talented and highly skilled employees with proven capabilities that each company individually might otherwise have greater difficulty achieving in a tight labor market; and

  . a common stock that is a more valuable currency to finance future acquisitions at a less dilutive price than Inference could do with its stock alone.

   Inference's board of directors consulted with Inference's senior management, as well as its legal counsel, independent accountants and financial advisors, in reaching its decision to approve the merger. In its evaluation of the merger, the Inference board reviewed several factors, including, but not limited to, the following:

  . the possibility of continuing to operate Inference as an independent entity, including the impact on such operation of recent industry consolidation and the prospect of market penetration gains by competitors;

  . the possible strategic alternatives to the merger, including the possibility of forming strategic alliances with third parties;

  . the potential for other third parties to acquire Inference;

  . Inference management's view of the financial condition, results of operations and businesses of Inference and eGain before and after giving effect to the merger;

  . the complementary nature of the technology, products, services and customer base of Inference and eGain;

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

  . the belief that the terms of the merger agreement are reasonable;

  . the exchange ratio for the merger in light of comparable transactions;

  . the opinion of Adams, Harkness & Hill to the effect that, as of the date of such opinion and based on and subject to the matters described in such opinion, the exchange ratio was fair, from a financial point of view, to the holders of Inference common stock;

  . the impact of the merger on Inference's customers and employees; and

  . reports from management, legal and financial advisors as to the results of the due diligence investigation of eGain.

   In assessing the transaction, Inference's board of directors considered a variety of information, including the following:

  . historical information concerning the business operations, positions and results of operations, technology and management style, competitive position, industry trends and prospects of Inference and eGain;

  . information contained in Securities and Exchange Commission filings by eGain;

  . current and historical market prices, volatility and trading data for the two companies;

  . information and advice based on due diligence investigations by members of Inference's board of directors and management and Inference's legal, financial and accounting advisors concerning the business, technology, services, operations, properties, assets, financial condition, operating results and prospects of eGain, trends in eGain's business and financial results and capabilities of eGain's management team; and

  . reports from Adams, Harkness & Hill on companies comparable to eGain and other financial analyses performed by Adams, Harkness & Hill.

   The Inference board of directors also identified and considered a variety of potentially negative factors in its deliberations concerning the merger, including the risks that, despite the intentions and efforts of Inference and eGain, the benefits sought to be achieved through the merger will not be achieved. The Inference board of directors also considered the following factors, among others:

  . the risk that the potential benefits of the merger may not be realized;

  . the possibility that the merger may not be consummated, even if approved by Inference's stockholders;

  . the effect of the public announcement of the merger on Inference's sales;

  . the risk of management and employee disruption associated with the merger, including the risk that despite the efforts of the combined company, key technical, sales and management personnel might not remain employed by the combined company;

  . the risk that the merger could adversely affect Inference's relationship with certain of its customers and strategic partners; and

  . other applicable risks described in this proxy statement/prospectus under "Risk Factors."

   In the opinion of the Inference board of directors, the above factors represented the material potential negative factors associated with the merger. In considering the merger, the Inference board of directors considered the impact of these factors on Inference's existing stockholders. In the opinion of the Inference board of directors, however, these potential negative factors were outweighed by the potential positive factors considered by the Inference board of directors that are described above. Accordingly, the Inference board of directors unanimously concluded that the merger is fair to, and in the best interest of, Inference and its stockholders, and voted to approve and adopt the merger agreement and approve the merger. In view of the wide variety of factors considered in connection with its evaluation of the merger, the Inference board of directors did not find it possible to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination.

Inference Board of Directors Recommendations

   The Inference board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement and has determined that the merger is fair to, and in the best interests of, both you and Inference. The Inference board of directors recommends that you vote for approval and adoption of the merger agreement and the merger.

Opinion of Inference's Financial Advisor

   Inference retained Adams, Harkness & Hill to render an opinion as to the fairness, from a financial point of view, to Inference and its stockholders of the exchange ratio. At the March 15, 2000 meeting of the Inference board and later confirmed in writing, Adams, Harkness & Hill delivered to the Inference board its opinion that, based on matters described therein and as of that date, the exchange ratio is fair, from a financial point of view, to Inference and its stockholders. The complete text of the opinion delivered by Adams, Harkness & Hill, dated March 15, 2000, setting forth the assumptions made, procedures followed, matters considered and scope of the review undertaken by Adams, Harkness & Hill in rendering its opinion, is attached hereto as Appendix B. The opinion of Adams, Harkness & Hill was presented to the Inference board to assist it in its consideration of the merger agreement and the transactions contemplated thereby. Adams, Harkness & Hill was not requested to update, has not updated and does not intend to update its opinion for any period subsequent to March 15, 2000, including to take into account any subsequent filings or other events since March 15, 2000. Stockholders are urged to read the opinion in its entirety.

   No limitations were imposed by the Inference board on Adams, Harkness & Hill with respect to the investigations made or procedures followed by Adams, Harkness & Hill in rendering its opinion. Adams, Harkness & Hill did not recommend to the Inference board that any specific amount of consideration constituted the appropriate consideration for the merger. The opinion addresses only the fairness from a financial point of view of the exchange ratio to Inference and its stockholders and does not constitute a recommendation to any holder of Inference common stock as to how such stockholder should vote at the Inference stockholder meeting. Adams, Harkness & Hill expressed no opinion as to the tax consequences of the merger, and the opinion delivered by Adams, Harkness & Hill does not take into account the particular tax status or position of any holder of Inference common stock. In addition to rendering its opinion, Adams, Harkness & Hill was engaged as a financial advisor to and an agent for Inference in assessing Inference's strategic alternatives, inclusive of the proposed merger with eGain. The summary of the opinion delivered by Adams, Harkness & Hill set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

   In developing its opinion, Adams, Harkness & Hill has, among other things:
(i) reviewed Inference's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended January 31, 1999, and Inference's Form 10-Q and the related unaudited financial information for the nine month period ending October 31, 1999; (ii) reviewed eGain's Prospectus on Form 424B4 dated September 23, 1999, and eGain's Form 10-Q reflecting financial performance and related unaudited financial information for the six month period ended December 31, 1999; (iii) analyzed certain internal financial statements and other financial and operating data concerning Inference prepared by the management of Inference; (iv) analyzed certain internal financial statements and other financial and operating data concerning eGain prepared by the management of eGain; (v) reviewed certain information relating to prior periods concerning the business, earnings and assets of Inference and eGain furnished by Inference and eGain; (vi) assessed the competitive position and prospects of Inference's products, including k-Commerce Support and k-Commerce Sales; (vii) assessed the competitive position and prospects of the eGain's products, including its eGain Commerce 2000 platform; (viii) analyzed the potential pro forma financial effects of the merger on Inference and eGain and compared the relative financial contributions of Inference and eGain to the combined company following consummation of the merger, based on both publicly available estimates from third party research analysts of the future financial performance of eGain and internal forecasts of such future performance prepared by management of Inference; (ix) conducted due diligence discussions with members of senior management of

Inference and eGain and discussed with members of senior management of Inference and eGain their views regarding future business, financial and operating benefits arising from the merger; (x) reviewed the historical market prices and trading activity for Inference common stock and eGain common stock and compared them with that of certain publicly traded companies it deemed to be relevant and comparable to Inference and eGain, respectively; (xi) compared the results of operations of Inference and eGain with that of certain companies it deemed to be relevant and comparable to Inference and eGain, respectively;
(xii) compared the financial terms of the merger with the financial terms of certain other mergers and acquisitions it deemed to be relevant and comparable to the merger; (xiii) participated in certain discussions among representatives of Inference and eGain and their legal advisors; (xiv) reviewed the draft merger agreement dated March 15, 2000; and (xv) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as it deemed necessary, including its assessment of general economic, market and monetary conditions.

   The following paragraphs, while not a complete description of the analyses performed by Adams, Harkness & Hill, summarize the material analyses performed by Adams, Harkness & Hill in arriving at its opinion and reviewed with the Inference board in connection therewith.

 Peer Group Analysis

   Adams, Harkness & Hill analyzed, as of March 15, 2000, historical financial performance data for the last twelve months ("LTM") and projected financial performance data for the calendar years 2000 and 2001 for Inference, eGain and a Peer Group made up of companies conducting business in what is referred to as electronic customer relationship management ("eCRM"). The companies making up the Peer Group were: Accrue Software, Inc., AskJeeves, Inc., Broadbase Software, Inc., Calico Commerce, Inc., E.Piphany, Inc., eShare Technologies, Inc., Exchange Applications, Inc., Kana Communications, Inc., Mustang Software, Inc., Net Perceptions, Inc., Pegasystems, Inc., Primus Knowledge Systems, Inc., Quintus Corporation, Siebel Systems, Inc., and Silknet Software, Inc. Adams, Harkness & Hill compared ratios and multiples derived from this financial performance data and selected stock market data for Inference to similar ratios and multiples for eGain and the Peer Group. Financial performance data compared included enterprise value (i.e., equity value, less cash and cash equivalents, plus funded debt), historical and projected revenue and net income and historical growth rates as published by Adams, Harkness & Hill or third parties. Multiples compared included enterprise value to revenue, and growth rates compared included third quarter 1999 to fourth quarter 1999 revenue growth rates and fourth quarter 1998 to fourth quarter 1999 revenue growth rates. Adams, Harkness & Hill noted that, when Inference, eGain and the companies of the Peer Group were compared by historical and projected financial performance data, as well as these ratios and multiples, Inference underperformed both eGain and the companies of the Peer Group. Adams, Harkness & Hill attributed this discount in relative valuation to both eGain and the companies of the Peer Group largely to Inference's 1999 restructuring, the associated decline during 1999 of product revenue and the uncertainty surrounding the introduction of Inference's two new product suites.

 Contribution Analysis

   Adams, Harkness & Hill compared the contribution of Inference and eGain to historical and projected pro forma combined total revenue, operating income, pre-tax income, and net income for calendar year 1999 (noting a January quarter/year end for Inference) and fiscal year 2001 (year ending in June 2001 for eGain). Historical comparisons were based on actual financial results of Inference and eGain as publicly reported by Inference and eGain. Pro forma comparisons for fiscal year 2001 were based on projected financial results for Inference provided by Inference management, adjusted for the calendar year, and projected financial results for eGain provided by eGain and third party published research reports. For such periods and based on such pro forma comparisons, Adams, Harkness & Hill noted that Inference would contribute a declining percentage of pro forma combined total revenue, specifically 83.6% and 49.3% of pro forma combined total revenue for the respective historical and projected periods. Adams, Harkness & Hill also stated that substantially all of Inference's revenue used in the historical pro forma comparison was associated with the sale of products phased out at Inference's product offering during 1999. Adams, Harkness & Hill also noted that both Inference and eGain would have losses in earnings before income and taxes ("EBIT"), pre-tax income, and net income in both periods.

   Adams, Harkness & Hill compared these historical and projected contribution percentages to 5.5%, the pro forma ownership calculated using fully diluted Inference and eGain shares, as implied by the exchange ratio, of the combined company by holders of eGain common stock. Adams, Harkness & Hill noted Inference's restructuring activities and product returns during 1999, which were evidenced by a 38% revenue decline from the fourth quarter of 1998 to the fourth quarter of 1999 and 0.4% sequential revenue growth from the third quarter of 1999 to the fourth quarter of 1999. Adams, Harkness & Hill compared these growth rates to that of eGain for similar periods which were 1,521% and 72%, respectively. In addition, Adams, Harkness & Hill compared Inference's revenue growth rates with that of the Peer Group, 215% and 36%, respectively, for the periods. While noting that eGain and selected members of the Peer Group were growing relatively smaller revenue bases, Adams, Harkness & Hill noted that eGain and the Peer Group had historical and projected revenue growth rates that were substantially greater than that of Inference. Therefore, because of the respective trends in revenue, Adams, Harkness & Hill noted that contribution analyses were less effective, in this instance, in evaluating the fairness of this transaction.

 Stock Price Analysis

   Adams, Harkness & Hill reviewed the trading activity, including closing share price and trading volume, of Inference common stock and eGain common stock for the one-year period ended March 15, 2000 for Inference and since eGain's initial public offering on September 23, 1999 to March 15, 2000 for eGain. Adams, Harkness & Hill noted that the closing share prices on March 15, 2000 of Inference common stock and eGain common stock were $10.25 and $51.50, respectively. Adams, Harkness & Hill also noted that, for the one year period:
(i) the daily closing share prices of Inference common stock ranged from a high of $11.0625 on March 10, 2000 to a low of $2.3125 on October 22, 1999; and (ii)
the average closing share price, without consideration for volume weighting, for Inference common stock was $4.882. Adams, Harkness & Hill noted that, for the period from eGain's initial public offering on September 23, 1999 to March 15, 2000: (i) the daily closing share prices of eGain common stock ranged from a high of $68.50 on March 3, 2000 to a low of $18.25 on September 29, 1999; and
(ii) the average closing share price, without consideration for volume weighting, for eGain common stock was $37.8090. Adams, Harkness & Hill also noted, for the prior 20 day period from March 15, 2000, that the average closing price for Inference common stock was $7.909 and for eGain common stock was $53.906. Adams, Harkness & Hill calculated that, based on the March 15, 2000, closing share prices of Inference common stock and eGain common stock, the exchange ratio implied by division of the closing share price of eGain common stock by that of Inference common stock was 0.1990. Adams, Harkness & Hill also calculated that, based on the average closing share prices for the 20 day period of Inference common stock and eGain common stock, without consideration for volume weighting, the exchange ratio implied by division of the average closing price of eGain common stock by that of Inference common stock was 0.1467. The following table sets forth average closing prices of Inference common stock and eGain common stock, without consideration for volume weighting, and the exchange ratio implied by division of the respective average closing prices of eGain common stock by those of Inference common stock for the 10 trading days, 20 trading days and 30 trading days up to and including March 15, 2000:

                                            Inference  eGain  Implied   Actual
                                             Common   Common  Exchange Exchange
                                              Stock    Stock  Ratio(a)  Ratio
                                            --------- ------- -------- --------
   Average Closing Price:
   10 Trading Days
    (March 2, 2000-March 15, 2000).........  $9.456   $57.713  0.1639   0.1865
   20 Trading Days
    (February 16, 2000-March 15, 2000).....  $7.909   $53.906  0.1467   0.1865
   30 Trading Days
    (February 2, 2000-March 15, 2000)......  $7.169   $49.683  0.1443   0.1865

--------
(a) Figures shown represent the fractional number of shares of eGain common stock per share of Inference common stock.

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

   Adams, Harkness & Hill compared these implied exchange ratios to the exchange ratio and calculated implied premiums of 13.8%, 27.1% and 29.2%, respectively, for the 10 trading day, 20 trading day and 30 trading day averages.

   In addition, Adams, Harkness & Hill compared the share price performance of Inference common stock for the period from September 23, 1999 up to and including March 15, 2000 to eGain common stock, and a composite index made up of the Peer Group companies. Adams, Harkness & Hill noted that the share price appreciation of Inference common stock and eGain common stock, at 343.2% and 145.2%, respectively, had outperformed for the 100 day period the indexed price performance of the Peer Group, at 92.2%. Adams, Harkness & Hill also noted that the 100 day stock appreciation before its first presentation to the Inference board of directors on February 24, 2000 regarding the eGain proposal was 128.9% and 107.7%, respectively. Adams, Harkness & Hill compared that to the stock price appreciation after this initial presentation and noted that since February 25, 2000 the per share value of Inference common stock had increased 90.7% compared to the per share value of eGain and the indexed price performance of the Peer Group, which decreased 4.1% and 8.5%, respectively. Based on its analysis of Inference's historical absolute and relative trading patterns, Adams, Harkness & Hill concluded, in the context of the appreciation of the Inference share price in the weeks prior to the announcement of the merger, that the period up to February 24, 2000 represents an appropriate period for consideration in its analysis.

 Precedent Mergers & Acquisitions Analysis

   Adams, Harkness & Hill analyzed publicly available information for 18 selected completed or pending mergers or acquisitions since 1997 within the eCRM segment and wider commercial software industry, including: Carleton Corporation-Oracle Corporation; NetGravity, Inc.-DoubleClick, Inc.; Prism Solutions, Inc.-Ardent Software, Inc.; XL Connect Solutions, Inc.-Xerox Corporation; OnTrak Systems, Inc.-Lam Research Corporation; Epic Design Technology, Inc.-Synopsys, Inc.; Exactis.com, Inc.-24/7 Media, Inc.; Mustang Software, Inc.-Quintus Corporation; Silknet Software, Inc.-Kana Communications, Inc.; Clarify, Inc.-Nortel Network Corporation; Vantive Corporation-PeopleSoft, Inc.; Genesys Telecommunications Laboratories, Inc.-Alcatel Alsthom S.A.; Periphonics Corporation-Nortel Networks Corporation; Forte Software, Inc.-Sun Microsystems, Inc.; IEX Corporation-Tekelec; GeoTel Communications, Inc.-Cisco Systems, Inc.; Mosaix, Inc.-Lucent Technologies, Inc.; and Scopus Technology, Inc.-Siebel Systems, Inc. Adams, Harkness & Hill evaluated the transactions through filings with the Securities and Exchange Commission, when available, and other publicly available information regarding the transactions. In examining these transactions, Adams, Harkness & Hill analyzed financial performance data and assessed certain financial characteristics of the acquired companies relative to the consideration offered and derived relevant ratios and multiples from this data. Adams, Harkness & Hill then compared these ratios and multiples to historical and projected financial performance data for Inference to derive a range of implied equity value.

   Based on multiples of aggregate enterprise value, defined as consideration for all common shares and options adjusted for cash and funded debt, to LTM revenue for the Precedent Mergers and Acquisitions, Adams, Harkness & Hill estimated Inference's implied equity value (based on Inference's revenue for the fiscal year ended January 31, 2000 and adjusted as necessary for Inference's net cash and cash equivalents of $17.2 million), to broadly range from approximately $29 million to approximately $894 million, based on Enterprise Value to LTM revenue multiples in a stripped range, taking out low and high outlying values, from 2.0 to 39.7x. Based on its analysis of the financial performance and comparative characteristics of the companies involved in the precedent mergers and acquisitions, as well as its understanding of the financial performance and comparative characteristics of Inference and eGain, Adams, Harkness & Hill concluded that the implied relative equity value of Inference, based on these characteristics, would be in the lower quartile of this range, representing a range of approximately $29 million to approximately $216 million.

   Adams, Harkness & Hill compared these ranges of implied aggregate equity value for Inference to the aggregate equity value implied by the exchange ratio of approximately $104 million, including consideration for all common shares and options.

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

 Premiums Paid Analysis

   Adams, Harkness & Hill analyzed the premiums paid by the acquiring company relative to the closing price of the acquired company's shares as of one trading day, one week (i.e., five trading days), four weeks (i.e., 20 trading days), and 20 trading day average prior to the announcement of the transaction. Adams, Harkness & Hill noted six transactions in which the exchange ratio reflected in the transaction represented a discount to the exchange ratio implied by one trading day prior to the announcement with an average one day discount of 9.6% of this group compared to the 6.3% discount implied by the exchange ratio based on March 15, 2000 closing prices of Inference and eGain. Adams, Harkness & Hill also noted that since February 25, 2000 the value of Inference common stock had risen 90.7%.

   For the transactions examined, taking out low and high outlying values, the premiums paid one week prior to the transaction's announcement ranged from approximately 6% to approximately 60%; premiums paid one month prior to the transaction's announcement ranged from approximately 17% to approximately 78%; premiums paid based on the 20 day average closing price ranged from approximately 15% to approximately 67%.

   Adams, Harkness & Hill compared these premiums to the premiums implied by the exchange ratio and the trading activity of Inference and eGain prior to the announcement of the merger, respectively, 0.4%, 39.7% and 27.1%, for the week, month and average of 20 trading days prior to the announcement of the merger.

   In connection with rendering its opinion and in carrying out its broader advisory engagement, Adams, Harkness & Hill assessed the primary business unit of Inference: k-Commerce Support, which was being repositioned as an enterprise-wide customer support solution and from which most of Inference's historical revenues were derived; and k-Commerce Sales, a newer, Internet-focused business unit with products moving from beta testing to general sales release. Adams, Harkness & Hill also assessed Infind.com, an internally developed "meta-search engine" technology that Inference had announced its intention to spin-off as a separate subsidiary for which it would provide nominal funding and seek third-party funding. After discussions with Inference management regarding Infind.com's early stage of development and relative prospects, Adams, Harkness & Hill concluded that the valuation of Infind.com as a separate entity was not material to its analysis.

   The preparation of the opinion delivered by Adams, Harkness & Hill involved various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances. Accordingly, such opinion is not readily described in summary. In arriving at its opinion, Adams, Harkness & Hill did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Adams, Harkness & Hill believes its analyses must be considered as a whole and that considering any portion of such analyses and current factors could create a misleading or incomplete view of the process underlying the preparation of its opinion. In its analyses, Adams, Harkness & Hill made numerous assumptions with respect to industry performance, general business and other conditions and matters, many of which are beyond the control of Inference and eGain. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

   Based on past activities, Adams, Harkness & Hill has a substantial degree of familiarity with Inference. In addition, in the course of its advisory engagement, Adams, Harkness & Hill conducted further investigation of Inference and eGain. In arriving at its opinion, however, Adams, Harkness & Hill did not independently verify any of the foregoing information and relied on all such information being complete and accurate in all material respects. Furthermore, Adams, Harkness & Hill did not obtain nor make any independent evaluation or appraisal of the properties, assets or liabilities of Inference or eGain, nor was Adams, Harkness & Hill furnished any such evaluation or appraisal. With respect to the financial and operating forecasts (and the assumptions and bases therefor) that Adams, Harkness & Hill reviewed, Adams, Harkness & Hill assumed that such forecasts were reasonably prepared in good faith on the basis of reasonable assumptions and represent the best available estimates and judgments of the managements of Inference and eGain as to the likely future financial performance of such companies. Adams, Harkness & Hill noted, among other things, that its opinion is necessarily based upon market, economic and other conditions existing as of the date of the opinion and information available to Adams, Harkness & Hill as of the date thereof.

   Adams, Harkness & Hill was retained by Inference based on the experience of Adams, Harkness & Hill as a financial advisor in connection with mergers and acquisitions and in securities valuations generally.

   Inference engaged Adams, Harkness & Hill in connection with the merger by means of an engagement letter, dated November 19, 1999. Such letter provides that, for rendering of its opinion, Adams, Harkness & Hill is to be paid a cash fee totaling $200,000, plus reasonable expenses, payable upon rendering the opinion. Inference also agreed to pay Adams, Harkness & Hill 2.0% of the aggregate transaction value of the merger for advisory services rendered as part of the merger. Inference has also agreed to indemnify Adams, Harkness & Hill for certain liabilities relating to or arising out of its rendering of its opinion and advisory services.


Interests of some of Inference's Executive Officers and Directors in the Merger

   In considering the recommendation of the board of directors of Inference with respect to the merger, holders of Inference common stock should be aware that certain members of Inference's management, some of whom are members of the Inference board of directors, and the members of the Inference board of directors have certain interests in the merger, in addition to those of Inference's stockholders generally. The board of directors of Inference was aware of these interests when it considered and approved the merger and the merger agreement.

   The executive officers of Inference have outstanding stock options to purchase an aggregate of 1,019,617 shares of Inference common stock as of March 31, 2000, all of which are unvested. In the event of such officers' termination or failure to obtain a comparable position following the merger, all such options would immediately vest in full. Additionally, the Inference executive officers and certain other key employees of Inference have employment agreements under which, in the event of their termination or failure to obtain a comparable position as a result of the merger, they would be entitled to one years' base annual salary and 50% of their respective annual bonuses.

   Certain executive officers of Inference have been offered positions with eGain. These offers provide for salaries that are generally consistent with the Inference salaries such officers have been receiving and provide for the following: the officers will receive a cash retention bonus payable over the six-month period following the closing of the merger; each officer's options to purchase Inference stock that are assumed in the merger will become fully vested on January 31, 2001, unless the officer resigns from his position before that date; and the officers will be granted new options to buy shares of eGain common stock vesting over four years beginning on January 31, 2001. Mr. Charles
W. Jepson, Inference's Chief Executive Officer, has agreed to accept the position of Senior Vice President with eGain. He will receive an annual salary of $250,000 and a potential for an additional $250,000 in bonus payments, new options to purchase 7,842 shares of eGain common stock, and vesting of all unvested Inference options on December 1, 2000, unless he resigns from his position before that date.

   eGain has agreed to indemnify each present and former Inference officer and director against liabilities arising out of such person's services as an officer or director of Inference, as provided for in Inference's certificate of incorporation, bylaws and indemnification agreements in effect on the date of the merger agreement. eGain will also cause the officers' and directors' liability insurance of Inference to be maintained to cover any such liabilities for the next six years.

Listing on the Nasdaq National Market of eGain Common Stock to be Issued in the Merger

   It is a condition to the closing of the merger that the shares of eGain common stock to be issued in the merger be approved for listing on the Nasdaq National Market, subject to official notice of issuance.

Regulatory Filings and Approvals Required to Complete the Merger

   The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act, which prevents certain transactions from being completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and the appropriate waiting periods end or expire. The companies are in the process of filing the required information and materials with the Department of Justice and the Federal Trade Commission and will request early termination of the thirty-day waiting period.

   The Antitrust Division of the Department of Justice or the Federal Trade Commission may challenge the merger on antitrust grounds either before or after expiration of the waiting period. Accordingly, at any time before or after the completion of the merger, either the Antitrust Division of the Department of Justice or the Federal Trade Commission could take action under the antitrust laws. Certain other persons could take action under the antitrust laws, including seeking to enjoin the merger. Additionally, at any time before or after the completion of the merger, notwithstanding that the applicable waiting period expired or ended, any state could take action under the antitrust laws. A challenge to the merger could be made and if a challenge is made, we may not prevail.

   Neither of us is aware of any other material governmental or regulatory approval required for completion of the merger, other than the effectiveness of the registration statement of which this proxy statement/ prospectus is a part, and compliance with applicable corporation law of Delaware.

No Dissenters' Rights

   Holders of Inference common stock do not have dissenters' rights of appraisal with respect to the merger under the Delaware General Corporation Law because Inference common stock is listed on the Nasdaq National Market.

Accounting Treatment

   eGain intends to account for the merger as a purchase transaction for financial reporting and accounting purposes, under generally accepted accounting principles. After the merger, the results of operations of Inference will be included in the consolidated financial statements of eGain. The purchase price will be allocated based on the fair values of the assets acquired and the liabilities assumed in the transaction. Any excess of cost over fair value of the net tangible assets of Inference acquired will be recorded as goodwill and other intangible assets and will be amortized by charges to operations under generally accepted accounting principles. These allocations will be made based upon valuations and other studies that have not yet been finalized.

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

                   CERTAIN PROVISIONS OF THE MERGER AGREEMENT

   This section of the proxy statement/prospectus describes the merger agreement. While we believe that the description covers the material terms of the merger agreement, this summary may not contain all of the information that is important to you. The merger agreement is attached to this proxy statement/prospectus as Appendix A, and we urge you to read it carefully.

Representations and Warranties

   We each made a number of representations and warranties in the merger agreement regarding aspects of eGain's respective businesses, financial condition, structure and other facts pertinent to the merger.

eGain's Representations and Warranties

  eGain's representations and warranties include representations as to:

  . eGain's corporate organization and its qualification to do business

  . eGain's capitalization

  . authorization of the merger agreement by eGain and eGain's merger subsidiary

  . governmental authorization and regulatory approvals for eGain to complete the merger

  . compliance with eGain's certificate of incorporation and bylaws

  . eGain's filings and reports with the Securities and Exchange Commission

  . information supplied by eGain in this proxy statement/prospectus and the related registration statement filed by eGain

  . eGain's employee benefit plans

  . litigation involving eGain or any of its subsidiaries

  . eGain's compliance with applicable laws and regulations

  . eGain's financial advisors

  . eGain's taxes

  . eGain's vote required to approve the merger

  . absence of certain changes since December 31, 1999

  . eGain's liabilities

  . eGain's financial statements

  . eGain's insurance

Inference's Representations and Warranties

   Inference's representations and warranties include representations as to:

  . Inference's corporate organization and its qualification to do business

  . Inference's capitalization

  . authorization of the merger agreement by Inference

  . governmental authorization and regulatory approvals for Inference to complete the merger

  . compliance with Inference's certificate of incorporation and bylaws

  . Inference's subsidiaries

  . Inference's filings and reports with the Securities and Exchange
    Commission

  . Inference's financial statements

  . information supplied by Inference in this proxy statement/prospectus and the related registration statement filed by eGain

  . changes in Inference's business since the Balance Sheet Date (as defined in the merger agreement)

  . Inference's liabilities

  . litigation involving Inference or any of its subsidiaries

  . Inference's taxes

  . Inference's employee benefit plans

  . Inference's compliance with applicable laws and regulations

  . Inference's financial advisors

  . environmental matters involving Inference or any of its subsidiaries

  . labor matters involving Inference or any of its subsidiaries

  . Inference's title to the property it owns or leases

  . Inference's leaseholds

  . Inference's payments to management and accelerated vesting

  . Inference's insurance

  . intellectual property used by Inference

  . Inference's year 2000 compliance

  . the fairness opinion received by Inference

  . the tax treatment of the merger

  . applicable takeover statutes

   The representations and warranties in the merger agreement are complicated and not easily summarized. You are urged to read carefully the articles of the merger agreement entitled "Representations and Warranties of the Company" and "Representations and Warranties of Acquirer."

eGain's Conduct of Business Before Completion of the Merger

   eGain agreed that until the completion of the merger or the termination of the merger agreement or unless Inference consents in writing, each of eGain and its subsidiaries will use commercially reasonable efforts to:

  . allow Inference reasonable access to all facilities, personnel and operations of eGain

  . cause its consultants and advisors to hold in confidence all documents furnished by Inference in connection with the merger

  . prepare and file this proxy statement/prospectus

  . file the Notification and Report Forms under the Hart-Scott-Rodino Act with the Federal Trade Commission and the Department of Justice

  . consult with Inference prior to making any public announcements regarding the merger

  . notify Inference of any breach or alleged of the merger agreement and any notice by a third party that such party's consent is required to consummate the merger

  . take all reasonable actions necessary to cause the merger to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended

  . preserve intact its present business organization

  . keep available the services of its present officers and employees

  . maintain satisfactory relationships with suppliers, distributors, customers and others with which it has business relationships

  . take no action that would materially and adversely affect the parties' ability to consummate the merger

  . indemnify the present and former officers, directors, employees and agents against losses arising out of actions or omissions occurring at or prior to the effective time of the merger and on the same terms and conditions as provided in eGain's certificate of incorporation and bylaws

  . promptly submit a listing application to the Nasdaq Stock Market covering the shares of eGain stock to be received by the Inference stockholders

  . allow eligible Inference employees to participate in the benefits programs offered by eGain after the merger

   The agreements related to the conduct of eGain's business in the merger agreement are complicated and not easily summarized. You are urged to read carefully the sections of the merger agreement entitled "Covenants of Acquirer."

Inference's Conduct of Business Before Completion of the Merger

   Inference agreed that until the completion of the merger or the termination of the merger agreement or unless eGain consents in writing, each of Inference and its subsidiaries will conduct its operations according to its ordinary course of business consistent with past practice and will use commercially reasonable efforts to:

  . preserve intact its present business organization

  . keep available the services of its present officers and employees

  . maintain satisfactory relationships with suppliers, distributors, customers and others with which it has business relationships

  .take no action that would materially and adversely affect the parties' ability to consummate the merger

   Inference also agreed that until the completion of the merger or the termination of the merger agreement or unless eGain consents in writing, each of Inference and its subsidiaries will conduct its business in compliance with certain specific restrictions relating to the following:

  . amendment of Inference's certificate of incorporation or bylaws

  . issue, sell, deliver or grant options to purchase any shares of any class of Inference capital stock or a security convertible into Inference capital stock

  . the issuance, split, reclassification, purchase and redemption of securities

  . the issuance of dividends or other distributions

  . the incurrence of indebtedness

  . capital expenditures or contributions and the making of loans

  . increases in compensation paid to directors, officers or other employees

  .  employees and employee benefits

  .  entrance into or modification of material contracts

  .  the acquisition of assets or other entities

  .  the liquidation or dissolution of Inference

  .  the disposition of Inference's assets

   The agreements related to the conduct of Inference's business in the merger agreement are complicated and not easily summarized. You are urged to read carefully the sections of the merger agreement entitled "Covenants of the Company."

Indemnification and Insurance

   Pursuant to the merger agreement, at all times after the effective time, eGain shall indemnify each present and former Inference officer and director against liabilities arising out of such person's services as an officer or director. eGain will cause the surviving corporation to maintain officers' and directors' liability insurance to cover any such liabilities for the next six years.

No Other Negotiations Involving Inference

   Until the merger is completed or the merger agreement is terminated, Inference has agreed not to directly or indirectly take any of the following actions:

  . initiate, solicit or otherwise induce any inquiries or the making of a Company Acquisition Proposal (as defined below)

  . participate in any discussions or negotiations or provide any confidential information or data to any party relating to a Company Acquisition Proposal

  . take any other action to facilitate any effort or attempt to make or implement a Company Acquisition Proposal

   However, Inference may make disclosures to its stockholders regarding a Company Acquisition Proposal if, in the good faith judgment of its board of directors, the failure so to disclose would be inconsistent with its obligations under applicable law. Furthermore, Inference may negotiate with or furnish information to any party that has made a bona fide written Company Acquisition Proposal that did not result from Inference's breach of any of the prohibitions set forth above relating to Company Acquisition Proposals. Under either of those two scenarios, the Inference board may recommend the Company Acquisition Proposal to its stockholders if such Company Acquisition Proposal is a Superior Proposal (as defined below).

   A Company Acquisition Proposal is any offer or proposal relating to any Company Acquisition Transaction, other than an offer or proposal from eGain.

   A Company Acquisition Transaction is any transaction involving any of the following:

  . the acquisition or purchase of more than a 5% interest in the total outstanding voting securities of Inference

  . any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 5% of the assets of Inference

  .  any liquidation or dissolution of Inference

   A Superior Proposal is an unsolicited, bona fide Company Acquisition Proposal for or in respect of at least a majority of the outstanding Inference common stock on terms that the Inference board determines, in its good faith judgment (based on consultation with its financial advisors) to be more favorable to Inference's stockholders than the terms of the merger with eGain, that is not subject to a financing condition, does not contain a right of first refusal or a right of first offer with respect to any counter proposal that eGain might make and is from a party that, in the reasonable judgment of the Inference board (based on advice from a nationally recognized investment bank), is financially capable of consummating such proposal.

Certain Corporate Governance Matters

   Inference board of directors. Upon the closing of the merger, the Inference board of directors will consist of the directors of eGain's merger subsidiary.

   Inference officers. The officers of Inference after the merger will be the officers of eGain's merger subsidiary.

Treatment of Inference Stock Options

   Inference options. Upon consummation of the merger, each outstanding Inference stock option, whether vested or not vested, will be assumed by eGain and converted into an option to acquire shares of eGain common stock on the same terms and conditions (including any provisions for acceleration) as were applicable to such stock option under the applicable Inference stock option plan in effect prior to the merger (in accordance with the past practice of Inference with respect to the interpretation and application of the terms and conditions of such stock option plan). Each outstanding Inference stock option will be converted into an option to acquire the number (rounded down to the nearest whole number) of shares of eGain common stock determined by multiplying
(x) the number of shares of Inference common stock subject to such option immediately prior to the effective time of the merger by (y) the exchange ratio, at an exercise price per share of eGain common stock (rounded up to the nearest whole cent) equal to (a) the exercise price per share of Inference common stock otherwise purchasable under the applicable Inference stock option plan divided by (b) the exchange ratio.

   As soon as possible after the effective time, eGain will file a registration statement on Form S-8 with the Securities and Exchange Commission with respect to the shares of eGain common stock subject to all assumed Inference options.

Conditions to Completion of the Merger

   eGain's respective obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following conditions before completion of the merger:

  . the merger agreement must be approved and adopted and the merger must be approved by the holders of a majority of the outstanding shares of Inference common stock,

  . eGain's registration statement on Form S-4 must be effective, no stop order suspending its effectiveness will be in effect and no proceedings for suspension of its effectiveness will be pending before or threatened by the Securities and Exchange Commission,

  . the shares of eGain common stock to be issued in the merger must be authorized for listing on the Nasdaq National Market, subject to notice of issuance,

  . all applicable waiting periods under applicable antitrust laws must have expired or been terminated early,

  . no law, regulation or order has been enacted or issued that has the effect of making the merger illegal or otherwise prohibits completion of the merger, and

  . each of the parties must have received all required approvals and third party consents listed on a certain schedule to the merger agreement.

   eGain's obligations and those of its merger subsidiary to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

  . Inference must perform or comply in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by Inference at or before completion of the merger,

  . Inference's representations and warranties must be true and correct (as certified by the chief executive officer of Inference) as of the date the merger is to be completed as if made as of such time except:

   . to the extent Inference's representations and warranties address matters only as of a particular date, they must be true and correct as of that date,

   . if any of these representations and warranties are not true and correct but the effect in each case, or in the aggregate, of the inaccuracies of these representations and breaches of these warranties is not and does not have a material adverse effect on Inference, then this condition will be deemed satisfied, and

   . changes contemplated by the merger agreement.

  . no governmental authority or agency shall have instituted any action seeking to prohibit or restrain the operations of eGain of all or any portion of Inference's business or to compel eGain to divest any portion of Inference's assets or the shares of Inference capital stock, seeking to impose limitations on the right of eGain with respect to the ownership of Inference shares,

  . no statute rule or regulation shall have been entered or deemed applicable to the merger by any court or governmental authority, and

  . no event or events shall have occurred which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Inference.

   Inference's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

  . eGain must perform or comply in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by eGain at or before completion of the merger,

  . eGain's representations and warranties must be true and correct (as certified by the chief executive officer of eGain) as of the date the merger is to be completed as if made as of such time except:

   . to the extent eGain's representations and warranties address matters only as of a particular date, they must be true and correct as of that date,

   . if any of these representations and warranties are not true and correct but the effect in each case, or in the aggregate, of the inaccuracies of these representations and breaches of these warranties is not and does not have a material adverse effect on eGain, then this condition will be deemed satisfied, and

   . changes contemplated by the merger agreement.

  . Inference must have received an opinion of Wilson Sonsini Goodrich &
    Rosati, P.C., to the effect that the merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Internal Revenue Code and that each of eGain, eGain's merger subsidiary and Inference will be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code.

  . no event or events shall have occurred which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on eGain.

   A material adverse effect is any change, violation, inaccuracy, circumstance or effect that is materially adverse to the business, properties, assets (including intangible assets), liabilities, capitalization or financial condition of either eGain or Inference and its subsidiaries, taken as a whole, as the case may be, except to the extent that any such change, violation, inaccuracy, circumstance or effect results from the following:

  . any occurrences relating to the economy of the United States in general or the industry in which such party operates and not specifically relating to such party, and

  . the direct effect of the announcement of this merger agreement or the pendency of the merger.

Termination of the Merger Agreement

   The merger agreement may be terminated at any time prior to completion of the merger, whether before or after approval and adoption of the merger agreement and approval of the merger by Inference stockholders:

  . by mutual consent of eGain and Inference,

  . by eGain or Inference:

   . if the merger is not completed on or before September 30, 2000, except that the right to terminate the merger agreement is not available to any party that is in material breach of the merger agreement,

   . if there is any order (other than a temporary restraining order), decree or ruling of a court or governmental authority having jurisdiction over either of us enjoining, restraining or prohibiting the completion of the merger, and such order, decree or ruling has become final and nonappealable, or

   . if the merger agreement fails to receive the requisite vote for approval and adoption by the stockholders of Inference at the Inference meeting, except that the right to terminate the merger agreement pursuant to this provision by Inference is not available to Inference where the failure to obtain Inference stockholder approval was caused by the action or failure to act by Inference and such action or failure to act constitutes a material breach of the merger agreement.

  . by eGain:

   . if Inference fails to comply in any material respect with any of the covenants or agreements contained in certain provisions of the merger agreement required to be complied with or performed by Inference at or prior to such date of termination, except that if such failure to comply is capable of being cured prior to the effective time of the merger, such failure shall not have been cured within 10 days of delivery to Inference of written notice of such failure, or

   . if there exists a breach or breaches of any representation or warranty of Inference contained in the merger agreement, such that a closing condition would not be satisfied, except that if such breach or breaches are capable of being cured prior to the effective time of the merger, such breach or breaches shall not have been cured within 10 days of delivery to Inference of written notice of such breach or breaches.

  . by Inference:

   . if eGain fails to comply in any material respect with any of the covenants or agreements contained in certain provisions of the merger agreement required to be complied with or performed by eGain at or prior to such date of termination, except that if such failure to comply is capable of being cured prior to the effective time of the merger, such failure shall not have been cured within 10 days of delivery to eGain of written notice of such failure,
   . if there exists a breach or breaches of any representation or warranty of eGain contained in the merger agreement, such that a closing condition would not be satisfied, except that if such breach or breaches are capable of being cured prior to the effective time of the merger, such breach or breaches shall not have been cured within 15 days of delivery to eGain of written notice of such breach or breaches, or

   . if the Inference board authorizes Inference, subject to complying with the terms of the merger agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and Inference notifies eGain in writing in accordance with the terms of the merger agreement that it intends to enter into such agreement, attaching the most current version of such agreement to such notice, and Inference upon such termination pays to eGain the termination fee required by the merger agreement (see below).

Payment of Termination Fee

   We have agreed that we will each pay our own fees and expenses in connection with the merger, whether or not it is completed. However, we will share equally all fees and expenses, other than attorneys' fees, in connection with the printing and filing of this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus is a part.

   Inference has agreed to pay eGain a breakup fee of $3.6 million upon the termination of the merger agreement as a result of the occurrence of any of the following events:

  . Inference accepts a Superior Proposal;

  . The Inference board withdraws its recommendation for the adoption and approval of the merger agreement or the approval of the merger or adversely amends or modifies such recommendation; or

  . The stockholders of Inference fail to approve the merger and a third party makes a proposal to acquire Inference through a transaction that
    (a) leaves the Inference stockholders prior to such transaction with less than 50% of the equity interest in the resulting entity, (b) involves a sale or other disposition by Inference of assets representing over 50% of Inference's fair market value prior to such sale or disposition or (c) results in the acquisition by any party of beneficial ownership of shares representing over 50% of the voting power of Inference's outstanding common stock, and that proposal is made prior to the Inference meeting and is consummated or agreed to by Inference within one year after the termination of the merger agreement.

Waiver and Amendment of the Merger Agreement

   We may amend the merger agreement or waive certain provisions of the merger agreement before completion of the merger provided that such amendment or waiver is in writing and signed, in the case of an amendment, by eGain, eGain's merger subsidiary and Inference, or in the case of a waiver, by the party against whom the waiver is to be effective. After the adoption of the merger agreement by the stockholders of Inference, however, no amendment or waiver shall, without the further approval of such stockholders, alter or change (a) the amount or kind of consideration to be received in exchange for any shares of capital stock of Inference, (b) any term of the certificate of incorporation of the company surviving the merger or (c) any of the terms or conditions of the merger agreement if such alteration or change would adversely affect the holders of any shares of capital stock of Inference.

                               RELATED AGREEMENTS

   In February 1999, eGain and Inference entered into a nonexclusive value added reseller agreement, pursuant to which eGain granted Inference a worldwide nonexclusive license to manufacture, distribute, promote, market and sublicense eGain Mail bundled with Inference's software. The agreement has an initial term of two years, and otherwise contains provisions that are standard in software channel distribution agreements. In January 2000, eGain and Inference entered into an amendment to the agreement authorizing Inference to sell eGain Live to certain specified end users.

                    COMPARATIVE PER SHARE MARKET PRICE DATA

   Inference Class A common stock has been traded on the Nasdaq National Market under the symbol "INFR" since June 1995, the date of Inference's initial public offering. eGain common stock has been traded on the Nasdaq National Market under the symbol "EGAN" since September 1999, the date of eGain's initial public offering.

   The following table sets forth, for the calendar quarters indicated, the high and low sale prices per share of eGain common stock and Inference common stock as reported on the Nasdaq National Market.

                                                  eGain            Inference
                                              Common Stock        Common Stock
                                              ----------------    ------------
                                               High      Low       High   Low
                                              ------    ------    ------ -----
   Year Ended December 31, 1998:
     First Quarter...........................  N/A       N/A      $ 5.56 $3.19
     Second Quarter..........................  N/A       N/A      $ 5.00 $3.44
     Third Quarter...........................  N/A       N/A      $ 4.50 $2.75
     Fourth Quarter..........................  N/A       N/A      $ 9.19 $3.50
   Year Ended December 31, 1999:
     First Quarter...........................  N/A       N/A      $ 8.50 $5.38
     Second Quarter..........................  N/A       N/A      $ 9.50 $4.00
     Third Quarter........................... $38.00(1) $17.00(1) $ 6.38 $2.63
     Fourth Quarter.......................... $63.44    $18.56    $ 7.13 $2.25
   Year Ending December 31, 2000:
     First Quarter........................... $74.00    $25.00    $11.69 $4.00
     Second Quarter (through April 11,
      2000).................................. $38.00    $23.00    $ 7.25 $4.88

--------
(1)Period of September 23, 1999 to September 30, 1999.

   The following table sets forth the closing prices per share of eGain common stock and Inference common stock as reported on the Nasdaq National Market on March 15, 2000, the business day preceding public announcement that eGain and Inference had entered into the merger agreement, and April 11, 2000, the last full trading day for which closing prices were available at the time of the printing of this proxy statement/prospectus.

   This table also sets forth the equivalent price per share of Inference common stock on March 15, 2000 and April 11, 2000, assuming that the average share price of eGain common stock for the applicable measurement period was equal to the closing price of eGain common stock on such dates. The equivalent price per share is equal to the closing price of the fractional share of eGain common stock to be issued in exchange for each share of Inference common stock based on the exchange ratio. Based on such assumption, the exchange ratio on March 15, 2000 would be 0.1865 and the exchange ratio on April 11, 2000 would be 0.3829.

                                                     eGain  Inference Equivalent
                                                     Common  Common   Per Share
                                                     Stock    Stock     Price
                                                     ------ --------- ----------
   March 15, 2000................................... $51.50  $10.25     $9.60
   April 11, 2000................................... $23.63  $ 6.56     $9.05

   eGain and Inference believe that Inference common stock presently trades on the basis of the value of eGain common stock expected to be issued in exchange for the Inference common stock in the merger, discounted primarily for the uncertainties associated with the merger. Apart from the publicly disclosed information concerning eGain that is included and incorporated by reference in this proxy statement/prospectus, eGain cannot state with certainty what factors account for changes in the market price of eGain common stock.

   Inference stockholders are advised to obtain current market quotations for eGain common stock and Inference common stock. No assurance can be given as to the market prices of eGain common stock or Inference common stock at any time before the consummation of the merger or as to the market price of eGain common stock at any time after the merger. The exchange ratio of 0.1865 shares of eGain common stock for each share of Inference common stock will be adjusted upward if the average share price of eGain common stock in the applicable measurement period is less than $48.516. The exchange ratio will be adjusted downward if the average price of eGain common stock in the applicable measurement period is greater than $59.297. See "Summary--Summary of the transaction--Exchange ratio calculation on page 4."

   eGain and Inference have never paid cash dividends on their respective shares of capital stock. Pursuant to the merger agreement, Inference has agreed not to pay cash dividends pending the consummation of the merger, without the written consent of eGain. If the merger is not consummated, the Inference board presently intends that it would continue its policy of retaining all earnings to finance the expansion of its business. The eGain board presently intends to retain all earnings for use in its business and has no present intention to pay cash dividends before or after the merger.

                              eGAIN AND INFERENCE

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

   The following unaudited pro forma condensed combined financial information for eGain consists of the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended June 30, 1999, the six months ended December 31, 1999, and the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 1999.

   On March 16, 2000, eGain entered into a merger agreement to acquire Inference in exchange for 1,468,407 shares of eGain's common stock, assuming an exchange ratio of 0.1865 and based on the number of shares of Inference common stock outstanding as of March 31, 2000. The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended June 30, 1999 and the six months ended December 31, 1999 gives effect to the Inference acquisition as if it had taken place on July 1, 1998. The Unaudited Pro Forma Condensed Combined Balance Sheet gives effect to the Inference acquisition as if it had taken place on December 31, 1999.

   The Unaudited Pro Forma Condensed Combined Balance Sheet combines eGain's financial position at December 31, 1999, after giving effect to the acquisition of Big Science Company in March 2000, with Inference's historical financial position at January 31, 2000. The Unaudited Pro Forma Condensed Combined Statement of Operations combines eGain's results of operations for the year ended June 30, 1999 and the six months ended December 31, 1999, after giving effect to the acquisitions of Big Science in March 2000 and Sitebridge Corporation in April 1999, with Inference's historical results for the year ended July 31, 1999 and the six months ended January 31, 2000. The pro forma financial information is not necessarily indicative of what the actual financial results would have been had the transaction taken place on July 1, 1998 or December 31, 1999 and does not purport to indicate the results of future operations.

   The Inference acquisition will be accounted for using the purchase method of accounting. The pro forma financial information has been prepared on the basis of assumptions described in the notes.

   The pro forma financial information should be read in conjunction with the related notes included in this document and the audited financial statements and notes of eGain, Big Science and Sitebridge included elsewhere in this document, and the audited financial statements and notes of Inference, which are incorporated herein by reference.

   The unaudited pro forma condensed combined information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been consummated at the dates indicated, nor is it necessarily indicative of future operating results or financial position of the combined companies.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                            AS OF DECEMBER 31, 1999
                                 (in thousands)

                                        eGain
                         -----------------------------------
                                      Pro Forma    Pro Forma              Pro Forma    Pro Forma
                         Historical Adjustments(a) Combined   Inference  Adjustments   Combined
                         ---------- -------------- ---------  ---------  -----------   ---------
         ASSETS
         ------

Current assets:
  Cash, cash equivalents
   and short-term
   investments..........  $ 56,585     $    44     $ 56,629   $ 17,244    $     --     $ 73,873
  Accounts receivable...     1,605         --         1,605      4,299          --        5,904
  Prepaid and other
   current assets.......       775         --           775      1,061          --        1,836
                          --------     -------     --------   --------    ---------    --------
Total current assets....    58,965          44       59,009     22,604          --       81,613
Property and equipment,
 net....................     4,295          17        4,312      1,858          --        6,170
Goodwill and other
 intangibles, net.......    16,544      34,493       51,037        884       75,618(2)  126,655
                                                                              (884)(2)
Other assets............       492         --           492        470          --          962
                          --------     -------     --------   --------    ---------    --------
  Total assets..........  $ 80,296     $34,554     $114,850    $25,816      $74,734    $215,400
                          ========     =======     ========   ========    =========    ========
    LIABILITIES AND
  STOCKHOLDERS' EQUITY

Current liabilities:
  Bank borrowings--line
   of credit............  $  1,000     $   --      $  1,000   $    --     $     --        1,000
  Accounts payable......     2,099          42        2,141      1,134          --        3,275
  Accrued compensation..     3,415         186        3,601      2,289          --        5,890
  Accrued expenses......     2,230       1,776        4,006      2,384        3,290(1)    9,680
  Deferred revenue......     1,850          99        1,949      5,019          --        6,968
  Current portion of
   notes payable and
   capital leases.......       707         --           707        --           --          707
                          --------     -------     --------   --------    ---------    --------
Total current
 liabilities............    11,301       2,103       13,404     10,826        3,290      27,520
  Non-current portion of
   notes payable and
   capital leases.......       851         100          951        --                       951
Stockholders' equity:
  Common stock..........        29           1           30         78         (77)(3)       31
  Paid in capital.......   120,386      32,350      152,736     49,308       86,433(1)  239,169
                                                                           (49,308)(3)
  Notes receivable from
   stockholders.........      (544)        --          (544)       --           --         (544)
  Deferred stock
   compensation.........   (12,853)        --       (12,853)       --           --      (12,853)
  Accumulated deficit...   (38,874)        --       (38,874)   (34,396)      34,396(3)  (38,874)
                          --------     -------     --------   --------    ---------    --------
Total stockholders'
 equity.................    68,144      32,351      100,495     14,990       71,444(3)  186,929
                          --------     -------     --------   --------    ---------    --------
  Total liabilities and
   stockholders'
   equity...............  $ 80,296     $34,554     $114,850   $ 25,816    $  74,734    $215,400
                          ========     =======     ========   ========    =========    ========

--------
(a) Reflects the acquisition by eGain of Big Science Company in March 2000 and all pro forma adjustments associated with the acquisition.

   See notes to unaudited pro forma condensed combined financial information.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                        FOR THE YEAR ENDED JUNE 30, 1999
                    (in thousands, except per share amounts)

                                         Gain
                          -----------------------------------
                                       Pro Forma    Pro Forma             Pro Forma    Pro Forma
                          Historical Adjustments(a) Combined   Inference Adjustments   Combined
                          ---------- -------------- ---------  --------- -----------   ---------
Revenue:
  Hosting...............   $    137     $    --     $    137    $   --    $    --      $    137
  License fees..........        473           64         537     15,664        --        16,201
  Service...............        409           --         409     13,469        --        13,878
                           --------     --------    --------    -------   --------     --------
    Total revenue.......      1,019           64       1,083     29,133        --        30,216
  Cost of revenue.......      1,772          126       1,898      7,494        --         9,392
                           --------     --------    --------    -------   --------     --------
    Gross profit........       (753)         (62)       (815)    21,639        --        20,824
Operating expenses:
  Research and
   development..........      2,096        1,106       3,202      6,132        --         9,334
  Sales and marketing...      4,182          257       4,439     15,383        --        19,822
  General and
   administrative.......      1,235          829       2,064      3,467        --         5,531
  Amortization of
   intangibles..........      1,217       17,418      18,635         61     25,206(4)    43,902
  Amortization of
   deferred
   compensation.........      1,817          --        1,817        --         --         1,817
  Acquisition related...        --           --          --         677        --           677
  Restructuring.........        --           --          --         282        --           282
                           --------     --------    --------    -------   --------     --------
    Total operating
     expenses...........     10,547       19,610      30,157     26,002     25,206       81,365
                           --------     --------    --------    -------   --------     --------
    Loss from
     operations.........    (11,300)     (19,672)    (30,972)    (4,363)   (25,206)     (60,541)
Non-operating income
 (expense), net.........         (5)          (8)        (13)       962                     949
                           --------     --------    --------    -------   --------     --------
    Net loss............   $(11,305)    $(19,680)   $(30,985)   $(3,401)  $(25,206)    $(59,592)
                           ========     ========    ========    =======   ========     ========
Net loss per share:
  Basic and diluted.....   $  (2.14)                $  (4.27)   $ (0.48)               $  (6.83)
                           ========                 ========    =======                ========
Weighted-average shares
 outstanding used in per
 share calculation:
  Basic and diluted.....      5,295                    7,253      7,099                   8,720(5)
                           ========                 ========    =======                ========

--------
(a) Reflects the acquisitions by eGain of Big Science Company in March 2000 and Sitebridge Corporation in April 1999.

   See notes to unaudited pro forma condensed combined financial information.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1999
                    (in thousands, except per share amounts)

                                        eGain
                          -----------------------------------
                                                       Pro                               Pro
                                        Pro Forma     Forma               Pro Forma     Forma
                          Historical Adjustments (a) Combined  Inference Adjustments   Combined
                          ---------- --------------  --------  --------- -----------   --------
Revenue:
  Hosting...............   $    942     $   --       $    942   $   --    $    --      $    942
  License fees..........      1,219           7         1,226     4,648        --         5,874
  Service...............      1,610         --          1,610     6,400        --         8,010
                           --------     -------      --------   -------   --------     --------
    Total revenue.......      3,771           7         3,778    11,048        --        14,826
  Cost of revenue.......      5,309         --          5,309     3,757        --         9,066
                           --------     -------      --------   -------   --------     --------
  Gross profit..........     (1,538)          7        (1,531)    7,291        --         5,760
Operating expenses:
  Research and
   development..........      4,046          77         4,186     4,060        --         8,183
  Sales and marketing...      8,985         209         9,171     8,703        --        17,897
  General and
   administrative.......      3,006         227         3,176     2,042        --         5,275
  Amortization of
   intangibles..........      3,651       5,749         9,400       122     12,603(4)    22,125
  Amortization of
   deferred
   compensation.........      5,907         --          5,907       --         --         5,907
  Acquisition related...        --          --            --        --         --           --
  Restructuring.........        --          --            --        672        --           672
                           --------     -------      --------   -------   --------     --------
    Total operating
     expenses...........     25,595       6,262        31,840    15,599     12,603       60,059
                           --------     -------      --------   -------   --------     --------
    Loss from
     operations.........    (27,133)     (6,255)      (33,371)   (8,308)   (12,603)     (54,299)
Non-operating income
 (expense), net.........        628          16           627       333        --           977
                           --------     -------      --------   -------   --------     --------
    Net loss............   $(26,505)    $(6,239)     $(32,744)  $(7,975)  $(12,603)    $(53,322)
                           ========     =======      ========   =======   ========     ========
Net loss per share:
  Basic and diluted.....   $  (1.40)                 $  (1.66)  $ (1.04)               $  (2.52)
                           ========                  ========   =======                ========
Weighted-average shares
 outstanding used in per
 share calculation:
  Basic and diluted.....     18,977                    19,723     7,688                  21,190(5)
                           ========                  ========   =======                ========

--------
(a) Reflects the acquisition by eGain of Big Science Company in March 2000.


   See notes to unaudited pro forma condensed combined financial information.

                              eGAIN AND INFERENCE

     NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

   The pro forma information gives effect to eGain's acquisition of Inference through a merger and exchange of shares. The Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended June 30, 1999 and the six months ended December 31, 1999 reflects this transaction as if it had taken place on July 1, 1998. The Unaudited Pro Forma Condensed Combined Balance Sheet reflects this transaction as if it had taken place on December 31, 1999.

   The Inference acquisition will be accounted for using the purchase method of accounting. The pro forma financial information has been prepared on the basis of assumptions described in the following notes and includes assumptions relating to the allocation of the consideration paid for the assets and liabilities of Inference based on preliminary estimates of their fair value. The actual allocation of such consideration may differ from that reflected in the pro forma financial information after valuations and other procedures to be performed after the closing of the Inference acquisition. eGain does not expect that the final allocation of the purchase price will differ materially from the preliminary allocations. In the opinion of eGain's management, all adjustments necessary to present fairly such pro forma financial information have been based on the proposed terms and structure of the Inference merger.

   The pro forma financial information is not necessarily indicative of what the actual financial results would have been had this transaction taken place on July 1, 1998 or December 31, 1999, and does not purport to indicate the results of future operations.

   The pro forma financial information gives effect to the following pro forma adjustments:

   Note 1. In accordance with the merger agreement for the Inference merger:

   The Inference merger will be accounted for using the purchase method of accounting. The purchase price was based on $49.79 per share, which is the ten day average share price of eGain common stock taken five days before and five days after the announcement, including the day of the announcement which was March 16, 2000.

   The purchase price was determined as follows:

                                             Inference    eGain
                                               Shares    Shares     Fair Value
                                             ---------- --------- --------------
                                                                  (in thousands)
   Shares...................................  7,873,501 1,468,407    $73,108
   Stock options............................  2,329,253   434,396     13,426
   Transaction costs........................        --        --       3,190
     Totals................................. 10,193,990 1,901,034    $89,724

   The Inference shares were converted to eGain equivalent shares by taking the number of Inference shares multiplied by the exchange ratio of approximately
0.1865 eGain shares for each Inference share.

   The fair value of shares in the table above was calculated by taking the fair value of the stock ($49.79 per share) multiplied by the number of eGain shares to be exchanged.

   With respect to stock options exchanged as part of the Inference merger, all vested and unvested Inference options exchanged for eGain options are included as part of the purchase price based on their fair value.

   The estimated fair value of the options to be assumed is based on the Black-Scholes model using the following assumptions:

  . Expected life of 1 year

  . Expected volatility factor of 1.0
                        eGAIN COMMUNICATIONS CORPORATION

  . Risk-free interest rate of 6%

  . Expected dividend rate of 0%

   The purchase price may be increased or decreased based upon the average closing price of eGain's common stock for the 20 day period ending on the third business day prior to the closing date, if that average stock price is higher than $58.297 or below $48.516.

   The pro forma financial information has been prepared on the basis of assumptions described in these notes and include assumptions relating to the allocation of the consideration paid for the assets and liabilities of Inference based on preliminary estimates of their fair value. The actual allocation of such consideration may differ from that reflected in the pro forma financial information after valuations and other procedures to be performed after the closing of the Inference acquisition. Below is a table of the estimated acquisition cost, purchase price allocation and annual amortization of the intangible assets acquired (in thousands):

                                                                     Annual
                                                    Amortization  Amortization
                                                        Life     of Intangibles
                                                    ------------ --------------
   Estimated Acquisition Cost:
    Estimated purchase price..............  $89,724
                                            -------
   Purchase Price Allocation:
    Estimated fair value of net tangible
     assets of Inference at January 31,
     2000.................................  $14,106
    Intangible assets acquired:
    Goodwill and other intangible assets..   75,618       3         $25,177
                                            -------
                                            $89,724
                                            =======

   Tangible assets of Inference acquired in the Inference merger principally include cash, accounts receivable and fixed assets. Liabilities of Inference assumed in the Inference merger principally include accounts payable, accrued payroll, deferred revenue and other current liabilities.

   Note 2. Pro forma adjustment is for goodwill and other intangible assets allocation of $75.6 million and elimination of intangible assets on the balance sheet of Inference as of the acquisition date.

   Note 3. The pro forma adjustment to stockholders' equity reflects the elimination of Inference's stockholders' equity and the impact of the issuance of eGain's common stock in connection with the Inference merger.

   Note 4. The pro forma adjustment is for amortization of goodwill and other intangible assets. Currently, management does not anticipate that any significant value will be attributed to purchased in-process research and development.

   Note 5. Basic and diluted net loss per share has been adjusted to reflect the issuance of approximately 1.5 million shares of eGain's common stock, as if the shares had been outstanding for the entire periods presented. The effect of stock options assumed in the merger has not been included as their inclusion would be anti-dilutive.

                         eGAIN AND BIG SCIENCE COMPANY

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

   The following unaudited pro forma condensed combined financial information for eGain consists of the Unaudited Pro Forma Condensed Combined Statement of Operations for the fiscal year ended June 30, 1999, the six months ended December 31, 1999, and the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 1999.

   On March 7, 2000, eGain acquired all the assets and liabilities of Big Science in exchange for 739,583 shares of eGain's common stock. The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended June 30, 1999 and the six months ended December 31, 1999 gives effect to the Big Science acquisition as if it had taken place on July 1, 1998. The Unaudited Pro Forma Condensed Combined Balance Sheet gives effect to the Big Science acquisition as if it had taken place on December 31, 1999.

   The Unaudited Pro Forma Condensed Combined Balance Sheet combines eGain's historical financial position at December 31, 1999, with Big Science's historical financial position at December 31, 1999. The Unaudited Pro Forma Condensed Combined Statement of Operations combines eGain's results of operations for the year ended June 30, 1999 and the six months ended December 31, 1999, after giving effect to the acquisition of Sitebridge in April 1999, with Big Science's historical results for the year ended June 30, 1999 and the six months ended December 31, 1999. The pro forma financial information is not necessarily indicative of what the actual financial results would have been had the transaction taken place on July 1, 1998 or December 31, 1999 and does not purport to indicate the results of future operations.

   The Big Science acquisition will be accounted for using the purchase method of accounting. The pro forma financial information has been prepared on the basis of assumptions described in the notes.

   The pro forma financial information should be read in conjunction with the related notes included in this document and the audited financial statements and notes of eGain and Sitebridge included elsewhere in this document, and the audited financial statements and notes of Big Science, which are included in another section of this document.

   The unaudited pro forma condensed combined information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been consummated at the dates indicated, nor is it necessarily indicative of future operating results or financial position of the combined companies.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                            AS OF DECEMBER 31, 1999
                                 (in thousands)

                                                  Big     Pro Forma    Pro Forma
                                        eGain   Science  Adjustments   Combined
                                       -------  -------  -----------   ---------
                ASSETS
                ------

Current assets:
Cash, cash equivalents and short-term
 investments.......................... $56,585  $   44     $   --      $ 56,629
  Accounts receivable.................   1,605     --          --         1,605
  Prepaid and other current assets....     775      84         (84)(2)      775
                                       -------  ------     -------     --------
    Total current assets..............  58,965     128         (84)      59,009
Property and equipment, net...........   4,295      17         --         4,312
Goodwill and other intangibles, net...  16,544     --       34,493 (3)   51,037
Other assets..........................     492      40         (40)(2)      492
                                       -------  ------     -------     --------
    Total assets...................... $80,296  $  185     $34,369     $114,850
                                       =======  ======     =======     ========

 LIABILITIES AND STOCKHOLDERS' EQUITY
 ------------------------------------

Current liabilities:
  Bank borrowings--line of credit..... $ 1,000  $  --      $   --         1,000
  Accounts payable....................   2,099      42         --         2,141
  Accrued compensation................   3,415     186         --         3,601
  Accrued expenses....................   2,230     --        1,776 (1)    4,006
  Deferred revenue....................   1,850      99         --         1,949
  Current portion of notes payable and
   capital leases.....................     707     --          --           707
                                       -------  ------     -------     --------
    Total current liabilities.........  11,301     327       1,776       13,404
  Non-current portion of notes payable
   and capital leases.................     851     100                      951
Stockholder's equity:
  Common stock........................      29     978        (977)(3)       30
  Paid in capital..................... 120,386     --       32,350 (1)  152,736
  Notes receivable from stockholders..    (544)    --          --          (544)
  Deferred stock compensation......... (12,853)    --          --       (12,853)
  Accumulated deficit................. (38,874) (1,220)      1,220 (3)  (38,874)
                                       -------  ------     -------     --------
    Total stockholders' equity........  68,144    (242)     32,593 (4)  100,495
                                       -------  ------     -------     --------
    Total liabilities and
     stockholders' equity............. $80,296  $  185     $34,369     $114,850
                                       =======  ======     =======     ========

   See notes to unaudited pro forma condensed combined financial information.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                        FOR THE YEAR ENDED JUNE 30, 1999
                    (in thousands, except per share amounts)

                                                         Sitebridge    Big Science
                                                 Big     Pro Forma      Pro Forma     Pro Forma
                           eGain    Sitebridge Science Adjustments(a)  Adjustments    Combined
                          --------  ---------- ------- --------------  -----------    ---------
Revenue
  Hosting...............  $    137   $   --     $ --      $   --        $    --       $    137
  License fees..........       473        58        6         --             --            537
  Service...............       409       --       --          --             --            409
                          --------   -------    -----     -------       --------      --------
    Total revenue.......     1,019        58        6         --             --          1,083
  Cost of revenue.......     1,772       126      --          --             --          1,898
                          --------   -------    -----     -------       --------      --------
    Gross profit........      (753)      (68)       6         --             --           (815)
Operating expenses
  Research and
   development..........     2,096       983      123         --             --          3,202
  Sales and marketing...     4,182       --       257         --             --          4,439
  General and
   administrative.......     1,235       678      151         --             --          2,064
  Amortization of
   intangibles..........     1,217       --       --        5,920 (5)     11,498 (5)    18,635
  Amortization of
   deferred
   compensation.........     1,817       --       --          --             --          1,817
                          --------   -------    -----     -------       --------      --------
    Total operating
     expenses...........    10,547     1,661      531       5,920         11,498        30,157
                          --------   -------    -----     -------       --------      --------
    Loss from
     operations.........   (11,300)   (1,729)    (525)     (5,920)       (11,498)      (30,972)
Non-operating income
 (expense), net.........        (5)       (8)     --          --             --            (13)
                          --------   -------    -----     -------       --------      --------
    Net loss............  $(11,305)  $(1,737)   $(525)    $(5,920)      $(11,498)     $(30,985)
                          ========   =======    =====     =======       ========      ========
Net loss per share
  Basic and diluted.....  $  (2.14)                                                   $  (4.27)
                          ========                                                    ========
Weighted-average shares
 outstanding used in per
 share calculation
  Basic and diluted.....     5,295                                                       7,253(6),(7)
                          ========                                                    ========

--------
(a) Reflects the acquisition by eGain of Sitebridge as of April 30, 1999 and all pro forma adjustments associated with the acquisition.

   See notes to unaudited pro forma condensed combined financial information.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1999
                    (in thousands, except per share amounts)

                                                 Big    Pro Forma   Pro Forma
                                      eGain    Science Adjustments  Combined
                                     --------  ------- -----------  ---------
Revenue:
  Hosting..........................  $    942   $ --     $   --     $    942
  License fees.....................     1,219       7        --        1,226
  Service..........................     1,610     --         --        1,610
                                     --------   -----    -------    --------
    Total revenue..................     3,771       7        --        3,778
  Cost of revenue..................     5,309     --         --        5,309
                                     --------   -----    -------    --------
    Gross profit...................    (1,538)      7        --       (1,531)
Operating expenses:
  Research and development.........     4,046      77        --        4,123
  Sales and marketing..............     8,985     209        --        9,194
  General and administrative.......     3,006     227        --        3,233
  Amortization of intangibles......     3,651     --       5,749(5)    9,400
  Amortization of deferred
   compensation....................     5,907     --         --        5,907
                                     --------   -----    -------    --------
    Total operating expenses.......    25,595     513      5,749      31,857
                                     --------   -----    -------    --------
    Loss from operations...........   (27,133)   (506)    (5,749)    (33,388)
Non-operating income (expense),
 net...............................       628      16        --          644
                                     --------   -----    -------    --------
    Net loss.......................  $(26,505)  $(490)   $(5,749)   $(32,744)
                                     ========   =====    =======    ========
Net loss per share:
  Basic and diluted................  $  (1.40)                      $  (1.66)
                                     ========                       ========
Weighted-average shares outstanding
 used in per share calculation:
  Basic and diluted................    18,977                         19,723(6)
                                     ========                       ========


   See notes to unaudited pro forma condensed combined financial information.

                         eGAIN AND BIG SCIENCE COMPANY

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL INFORMATION

   The pro forma information gives effect to eGain's acquisition of Big Science through a merger and exchange of shares. The Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended June 30, 1999 and the six months ended December 31, 1999 reflects this transaction as if it had taken place on July 1, 1998. The Unaudited Pro Forma Condensed Combined Balance Sheet reflects this transaction as if it had taken place on December 31, 1999.

   The Big Science acquisition will be accounted for using the purchase method of accounting. The pro forma financial information has been prepared on the basis of assumptions described in the following notes and includes assumptions relating to the allocation of the consideration paid for the assets and liabilities of Big Science based on preliminary estimates of their fair value. The actual allocation of such consideration may differ from that reflected in the pro forma financial information after valuations and other procedures are performed. eGain does not expect that the final allocation of the purchase price will differ materially from the preliminary allocations. In the opinion of eGain's management, all adjustments necessary to present fairly such pro forma financial information have been based on the proposed terms and structure of the Big Science merger.

   The pro forma financial information is not necessarily indicative of what the actual financial results would have been had this transaction taken place on July 1, 1998 or December 31, 1999 and does not purport to indicate the results of future operations.

   The pro forma financial information gives effect to the following pro forma adjustments:

   Note 1. In accordance with the merger agreement for the Big Science merger:

   The Big Science merger will be accounted for using the purchase method of accounting. The purchase price was based on $41.23 per share, which is the ten day average share price of eGain common stock taken five days before and five days after the announcement, including the day of the announcement which was February 9, 2000.

   The purchase price was determined as follows:

                                  Big Science Shares eGain Shares  Fair Value
                                  ------------------ ------------ -------------
                                                                  (in thousands)
   Shares........................     34,254,962       739,583       $30,496
   Stock options.................      2,314,052        49,961         1,790
   Cash consideration............            --            --            646
   Transaction costs.............            --          5,917         1,194
                                      ----------       -------       -------
     Totals......................     36,569,014       795,461       $34,126
                                      ==========       =======       =======

   The Big Science shares were converted to eGain equivalent shares by taking the number of Big Science shares multiplied by the exchange ratio of approximately 0.0216 eGain shares for each Big Science share.

   The fair value of shares in the table above was calculated by taking the fair value of the stock ($41.23 per share) multiplied by the number of eGain shares to be exchanged.

   With respect to stock options exchanged as part of the Big Science merger, all vested and unvested Big Science options exchanged for eGain options are included as part of the purchase price based on their fair value.

                         eGAIN AND BIG SCIENCE COMPANY

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                  COMBINED FINANCIAL INFORMATION--(Continued)


   The estimated fair value of the options to be assumed is based on the Black-Scholes model using the following assumptions:

  .Expected life of 2.5 years

  .Expected volatility factor of 1.0

  .Risk-free interest rate of 6%

  .Expected dividend rate of 0%

   The pro forma financial information has been prepared on the basis of assumptions described in these notes and include assumptions relating to the allocation of the consideration paid for the assets and liabilities of Big Science based on preliminary estimates of their fair value. The actual allocation of such consideration may differ from that reflected in the pro forma financial information after valuations and other procedures to be performed after the closing of the Big Science acquisition. Below is a table of the estimated acquisition cost, purchase price allocation and annual amortization of the intangible assets acquired (in thousands):

                                                                      Annual
                                                    Amortization   Amortization
                                                        Life      of Intangibles
                                                    ------------  --------------
   Estimated Acquisition Cost:
   Estimated purchase price........................   $34,126
                                                      =======
   Purchase Price Allocation:
   Estimated fair value of net tangible assets
    (liabilities) of Big Science at December 31,
    1999...........................................   $  (367)
   Intangible assets acquired:
     Goodwill and other intangible assets..........    34,493(3)     $11,498
                                                      -------
                                                      $34,126
                                                      =======

   Tangible assets of Big Science acquired in the Big Science merger principally include cash and fixed assets. Liabilities of Big Science assumed in the Big Science merger principally include accounts payable, accrued payroll and deferred revenue.

   Note 2. Elimination of intangible assets on the balance sheet of Big Science as of the acquisition date.

   Note 3. Pro forma adjustment is for goodwill and other intangible assets allocation of $34.5 million.

   Note 4. The pro forma adjustment to stockholders' equity reflects the elimination of Big Science's stockholders' equity and the impact of the issuance of eGain's common stock in connection with the Big Science merger.

   Note 5. The pro forma adjustment is for amortization of goodwill and other intangible assets. Currently, management does not anticipate that any significant value will be attributed to purchased in-process research and development.

   Note 6. Basic and diluted net loss per share has been adjusted to reflect the issuance of approximately 740,000 shares of eGain's common stock related to the acquisition of Big Science, as if the shares had been outstanding for the entire periods presented.

   Note 7. Basic and diluted net loss per share has been adjusted to reflect the issuance of approximately 1.5 million shares of eGain's common stock related to the acquisition of Sitebridge, as if the shares had been outstanding for the entire periods presented.

                        COMPARISON OF STOCKHOLDER RIGHTS

   This section of the proxy statement/prospectus describes certain differences between Inference common stock and eGain common stock. While we believe that the description covers the material differences between the two, this summary may not contain all of the information that is important to you, including the certificates of incorporation and bylaws of each company. You should read this entire document and the other documents we refer to carefully for a more complete understanding of the differences between Inference common stock and eGain common stock. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled "Where you can find more information" on page 101.

   After the merger, the holders of Inference common stock who receive eGain common stock will become stockholders of eGain. Because Inference and eGain are both Delaware corporations, the Delaware General Corporation Law will continue to govern the rights of Inference stockholders. The Inference certificate of incorporation and the Inference bylaws currently govern the rights of the stockholders of Inference. As stockholders of eGain, the eGain certificate of incorporation, as amended and restated, and the eGain bylaws, as amended and restated, will instead govern their rights following the merger. The following paragraphs summarize certain differences between the rights of eGain stockholders and Inference stockholders under the certificates of incorporation and bylaws of eGain and Inference, as applicable.

Number of Directors

   Inference. The bylaws of Inference provide that the number of directors shall be not less than five nor more than eleven.

   eGain. The bylaws of eGain provide that the number of directors shall not be less than three nor more than five, and the actual number of directors shall be set by resolution of the board. The eGain board currently consists of four members.

Board Vacancies

   Inference. Vacancies may be filled by a majority of remaining directors, even if less than a quorum, or by a sole remaining director.

   eGain. When vacancies or newly created directorships result, such positions may be filled by a majority of the directors then in office, though less than a quorum.

Timeliness of Notice to Bring Material Before Annual Meetings of Stockholders

   Inference. To be timely, a stockholder's notice must be delivered not less than 30 days prior to the meeting; provided however, that in the event that less than 40 days' notice of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

   eGain. A stockholder's notice must be received by the Secretary of the corporation, not less than 50 days or more than 75 days prior to the meeting; provided, however, that in the event that less than sixty-five days' notice or prior public disclosure of the date of the scheduled meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the 15th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made.

Special Meetings of Stockholders

   Inference. A special meeting of stockholders may be called at any time by a majority of the entire board, chairman or the president. A request in writing for persons other than board of directors must be delivered to the chairman of the board, the president and vice president or secretary. Notice will then be given to the stockholders entitled to vote not less than 35 days nor more than 60 days after receipt of the request. If the notice is not given within 20 days after the receipt of the request, the person or persons requesting the meeting may give notice.

   eGain. Special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer of the corporation or by resolution adopted by the majority of the board of directors.

Stockholder Action by Written Consent

   Inference. The Inference certificate of incorporation provides that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of the stockholders and not by written consent.

   eGain. The eGain bylaws provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and not by written consent.

Amendment of Charter and Bylaws

   Inference. The Inference charter provides that the affirmative vote of the holders of not less than 80% of the outstanding shares entitled to vote shall be required to amend certain provisions of the Inference charter relating to the board of directors, stockholder meetings and director liability and indemnification.

   The Inference bylaws may be amended by a majority of the board of directors or by the stockholders.

   eGain. Generally, the eGain charter may be amended by the affirmative vote of a majority of the outstanding stock entitled to vote thereon at the stockholders meeting.

   The eGain charter provides that the eGain bylaws may be amended by the affirmative vote of a majority holders of the voting power of all of the then issued and outstanding shares of stock entitled to vote generally, voting together as a single class. The eGain bylaws may also be amended by the affirmative vote a majority of the total number of authorized directors.

Stockholder Rights Plans

   Inference. Inference does have a stockholder rights plan which is described below.

   eGain. eGain does not have stockholder rights plan.

Inference Shareholder Rights Plan

   In November 1996, the Inference board of directors adopted a Shareholder Rights Plan which authorized the distribution of one right to purchase one one-hundredth share of Inference Junior Participating Preferred Stock at the rate of one right for each share of Inference common stock held by stockholders of record as of December 10, 1996. The Rights Plan was adopted to provide protection to stockholders in the event of an unsolicited attempt to acquire Inference.

   Rights are not exercisable until the earlier of (i) ten business days following a public announcement that a person or group has acquired beneficial ownership of 20% or more of our general voting power or (ii) ten business days (or such later date as may be determined by action of the board of directors) following the commencement of, or announcement of an intention to make, a tender offer which would result in a person or group obtaining beneficial ownership of 20% or more of our general voting power, subject to certain exceptions (the earlier of such dates being called the Distribution Date). The rights are initially exercisable for one one-hundredth of a share of Inference Junior Participating Preferred Stock at a price of $40.00, subject to adjustment. However, if (i) after the Distribution Date Inference is acquired in certain types of transactions, or (ii) any person or group (with certain exceptions) acquires beneficial ownership of 20% of Inference common stock, then holders of rights (other than the 20% holder) will be entitled to receive, upon exercise of the right, common stock (or common stock equivalents) of Inference (or in the case of acquisition of Inference, common stock of the acquirer) having a market value of two times the exercise price of the right.

   Inference is entitled to redeem the rights for $0.001 per right, at the discretion of the board of directors. The rights expire in November 2006.

   Inference's board of directors has passed a resolution making the Rights Plan inapplicable to the merger.

                   SHARE OWNERSHIP BY PRINCIPAL STOCKHOLDERS,
                       MANAGEMENT AND DIRECTORS OF eGAIN

   The following table sets forth information concerning the beneficial ownership of common stock of eGain as of March 31, 2000 for the following:

  . each person or entity who is known by eGain to own beneficially more than 5% of the outstanding shares of eGain's common stock

  . each of eGain's current directors

  . eGain's five other most highly compensated executive officers during the fiscal year ended June 30, 1999

  . all directors and executive officers of eGain as a group

Unless otherwise noted, the address of each named beneficial owner is that of eGain.

   The pre-merger percentage ownership is based on 29,596,566 shares of eGain common stock outstanding as of March 31, 2000. The post-merger percentage ownership includes 1,468,407 shares of eGain common stock that would be issued to Inference stockholders, assuming an exchange ratio of 0.1865, based on 7,873,501 shares of Inference common stock outstanding as of March 31, 2000. All shares subject to options and warrants exercisable within 60 days after March 31, 2000 are deemed to be beneficially owned by the person or entity holding such options or warrants and to be outstanding solely for calculating such person's or entity's percentage ownership. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. This table includes percentage ownership data reflecting ownership both before and after consummation of the merger with Inference, and reflects information contained in the most recent publicly available filings for each person and entity.

                                                  Pre-Merger    Post Merger
                                                 ------------ ----------------
                                                  Percentage   Percentage
                                    Number of         of           of
                                 Shares of eGain eGain Common eGain Common
                                  Common Stock      Stock        Stock
                                  Beneficially   Beneficially Beneficially
                                      Owned         Owned        Owned
                                 --------------- ------------ ------------
5% Stockholder:
FW Ventures I, L.P.(1)..........    4,041,590        13.7%        13.0%
 201 Main Street, Suite 2600
 Ft. Worth, TX 76011

Directors and Executive
 Officers:
Ashutosh Roy....................    4,596,951        15.5         14.8
Gunjan Sinha....................    4,596,931        15.5         14.8
Stephen Klann...................      136,225           *            *
Ryan Rosenberg(2)...............      150,440           *            *
Eric Smit(3)....................      136,500           *            *
A. Michael Spence(4)............       25,000           *            *
Mark Wolfson(5).................        5,000           *            *
All executive officers and
 directors as a group
 (14 persons)(5)(6).............   10,867,078        36.7%        35.0%

--------
 * Indicates less than one percent.
(1) Includes a warrant currently exercisable for 175,000 shares. J. Taylor Crandall is a general partner of Group 31, Inc., which is the general partner of FW Ventures I, L.P. and, as such, Mr. Crandall is the ultimate natural person with voting or dispositive powers over the shares.

(2) Includes 78,438 shares of common stock subject to eGain's right of repurchase and 5,000 shares issuable under immediately exercisable options and subject to eGain's right of repurchase.
(3) Includes 91,666 shares of common stock subject to eGain's right of repurchase.
(4) Includes 25,000 shares subject to eGain's right of repurchase.
(5) Includes 5,000 shares subject to eGain's right of repurchase; excludes 4,041,590 shares beneficially owned by FW Ventures I, L.P. of which Mr. Wolfson is a limited partner.
(6) Includes 370,524 shares of common stock subject to eGain's right of repurchase.

      CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

   The following discussion summarizes the material federal income tax considerations of the merger that are generally applicable to Inference stockholders exchanging their Inference common stock for eGain common stock. Inference stockholders should be aware that the following discussion does not deal with all federal income tax considerations that may be relevant to Inference stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, who are foreign persons or who acquired their Inference stock through stock option or stock purchase programs or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws. Finally, the following discussion does not address the tax consequences of transactions occurring prior to or after the merger (whether or not such transactions are in connection with the merger) including, without limitation, the exercise of options or rights to purchase Inference common stock in anticipation of the merger. Accordingly, Inference stockholders are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including the applicable federal, state, local and foreign tax consequences to them of the merger.

   The following discussion is based on the Internal Revenue Code of 1986, as amended, applicable Treasury Regulations, judicial authority and administrative rulings and practice, all as of the date hereof. The IRS could adopt a contrary position. In addition, future legislative, judicial or administrative changes or interpretations could adversely affect the accuracy of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the merger to eGain, eGain's merger subsidiary, Inference and/or their respective stockholders.

   The merger is intended to qualify as a reorganization under section 368(a) of the Internal Revenue Code. Assuming the merger does qualify as a reorganization, subject to the limitations and qualifications referred to herein, the following tax consequences will result:

  . The Inference stockholders will recognize no gain or loss upon the receipt of eGain common stock solely in exchange for their Inference common stock in the merger, except with respect to cash received in lieu of fractional shares of eGain common stock.

  . The aggregate tax basis of the eGain common stock received by the Inference stockholders in the merger will be the same as the aggregate tax basis of the Inference common stock surrendered in exchange therefor (reduced by any basis allocable to fractional shares for which cash is received).

  . The holding period of the eGain common stock received by each Inference stockholder in the merger will include the holding period of the Inference common stock surrendered in exchange therefor, provided that the Inference common stock surrendered is held as a capital asset at the time of the merger.

  . An Inference stockholder receiving cash in the merger in lieu of a fractional interest in eGain common stock will be treated as if such holder actually received such fractional share interest which was subsequently redeemed by eGain. An Inference stockholder should recognize gain or loss with respect to a cash payment in lieu of a fractional share measured by the difference, if any, between the amount of cash received and the basis in such fractional share.

  . None of eGain, eGain's merger subsidiary or Inference will recognize gain or loss solely as a result of the merger.

   Neither eGain nor Inference has requested a ruling from the IRS in connection with the merger. It is a condition to the consummation of the merger that Inference receive an opinion from its counsel, Wilson Sonsini Goodrich & Rosati, P.C., that the merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of section 368(a) of the Internal Revenue Code, and that each of eGain, eGain's merger subsidiary and Inference will be a party to the reorganization within the meaning of section 368(b) of the Internal Revenue Code. The tax opinion neither binds the IRS nor precludes the IRS from adopting a contrary position. The tax opinion is subject to certain assumptions and qualifications and is based in part on the truth and accuracy of certain representations of eGain, eGain's merger subsidiary and Inference.

   A successful IRS challenge to the reorganization status of the merger would result in Inference stockholders recognizing a gain or loss. The amount of gain or loss for each share of Inference common stock surrendered would equal the difference between the stockholder's basis in each share and the fair market value, as of the time of the merger, of the eGain common stock and any other consideration received in exchange. Inference stockholders' aggregate basis in the eGain common stock so received would equal its fair market value, and the stockholders' holding period for such stock would begin the day after the merger. However, even in that event, neither eGain, eGain's merger subsidiary nor Inference would recognize gain or loss solely as a result of the merger.

   Even if the merger qualifies as a reorganization, Inference stockholders receiving shares of eGain common stock will recognize gain to the extent that such shares were received in exchange for services or property (other than solely Inference common stock). All or a portion of such gain may be taxable as ordinary income. Gain would also have to be recognized to the extent that an Inference stockholder was treated as receiving consideration other than eGain common stock in exchange for Inference common stock.

   THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN UNITED STATES INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. THUS, INFERENCE STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FOREIGN, FEDERAL, STATE, LOCAL, AND OTHER APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

                             STOCKHOLDER PROPOSALS

   Proposals of stockholders of Inference that are intended to be presented by such stockholders at Inference's 2000 Annual Meeting of Stockholders, in the event that the merger has not been consummated before then, should have been received by the Secretary of Inference no later than January 29, 2000 in order that they could have been included in Inference's proxy statement and form of proxy relating to that meeting.

                                 OTHER MATTERS

   Inference knows of no other business that will be presented at the Inference meeting. If any other business is properly brought before the Inference meeting, it is intended that proxies in the enclosed form will be voted in accordance with the judgment of the persons voting the proxies, unless otherwise instructed.

                                 LEGAL MATTERS

   The validity of the eGain common stock issuable pursuant to the merger and certain other legal matters relating thereto will be passed upon for eGain by Pillsbury Madison & Sutro LLP, Palo Alto, California. Certain tax matters will be passed upon for Inference by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, Inference's outside legal counsel.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited eGain's consolidated financial statements for the year ended June 30, 1999, as set forth in their report, which is included in this proxy statement/prospectus. eGain's consolidated financial statements are included in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

   Ernst & Young LLP, independent auditors, have audited Inference's consolidated financial statements included in Inference's annual report on Form 10-K for the year ended January 31, 2000, as set forth in their report, which is incorporated by reference in this proxy statement/prospectus. Inference's consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

   Ernst & Young LLP, independent auditors, have audited the financial statements of Sitebridge Corporation (a development stage company) at December 31, 1997 and 1998, for the period from September 10, 1996 (inception) through December 31, 1997 and for the year ended December 31, 1998 and for the period from September 10, 1996 (inception) through December 31, 1998 as set forth in their report. The financial statements of Sitebridge Corporation (a development stage company) are included in this proxy statement/prospectus in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

   The financial statements of Big Science Company as of December 31, 1999 and 1998 and for each of the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      DOCUMENTS INCORPORATED BY REFERENCE

   This proxy statement/prospectus incorporates documents of Inference by reference that are not presented in or delivered with this document.

   All documents filed by Inference under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, after the date hereof and before the date of the Inference meeting are incorporated by reference into and to be a part of this proxy statement/prospectus from the date of filing of those documents.

   You should rely only on the information contained in this document, or that we have referred you to. We have not authorized anyone to provide you with information that is different.

   The following documents that were filed by Inference with the Securities and Exchange Commission are incorporated by reference into this proxy statement/prospectus:

  . Inference's annual report on Form 10-K for the fiscal year ended January
    31, 2000 filed on April 5, 2000

   Any statement contained in a document incorporated or deemed to be incorporated in this document by reference will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated in this document by reference modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

   The documents incorporated by reference into this proxy statement/prospectus are available from Inference upon request. Inference will provide a copy of any and all of the information that is incorporated by reference in this proxy statement/prospectus not including exhibits to the information unless those exhibits are specifically incorporated by reference into this proxy statement/prospectus, to you, without charge, upon written or oral request. You
should make any request for documents by           , 2000 to ensure timely
delivery of the documents.

   Each of eGain and Inference file reports, proxy statements and other information with the Securities and Exchange Commission. Copies of eGain's or Inference's reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission:

Judiciary Plaza            Citicorp Center               Seven World Trade Center
Room 1024                  500 West Madison Street       13th Floor
450 Fifth Street, N.W.     Suite 1400                    New York, New York 10048
Washington, D.C. 20549     Chicago, Illinois 60661

   Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy statements and other information regarding each of us. The address of the Securities and Exchange Commission website is www.sec.gov.

Requests for documents
 relating to eGain
 should be                Requests for documents relating to Inference should be
 directed to:               directed to:

eGain Communications
 Corporation              Inference Corporation
455 W. Maude Avenue       100 Rowland Way
Sunnyvale, California
 94086                    Novato, California 94945
(408) 212-3400            (415) 893-7200
Attn: Investor Relations  Attn: Investor Relations

   eGain has filed a registration statement under the Securities Act with the Securities and Exchange Commission with respect to eGain's common stock to be issued to Inference stockholders in the merger. This proxy statement/prospectus constitutes the prospectus of eGain filed as part of the registration statement. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted as provided by the rules and regulations of the Securities and Exchange Commission. You may inspect and copy the registration statement at any of the addresses listed above.

   eGain's world wide web home page is located at www.eGain.com. Inference's world wide web home page is located at www.Inference.com. Information contained in either eGain's or Inference's website does not constitute, and shall not be deemed to constitute, part of this proxy statement/prospectus.

   This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the eGain common stock or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make the offer, solicitation of an offer or proxy solicitation in that jurisdiction. Neither the delivery of this proxy statement/prospectus nor any distribution of securities means, under any circumstances, that there has been no change in the information set forth or incorporated in this document by reference or in eGain's affairs since the date of this proxy statement/prospectus.

   The information contained in this document with respect to Inference and its subsidiaries was provided by Inference and the information contained in this document with respect to eGain was provided by eGain. Neither Inference nor eGain warrants the accuracy or completeness of information relating to the other.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF
 eGAIN COMMUNICATIONS CORPORATION

Report of Ernst & Young LLP, Independent Auditors........................  F-2

Consolidated Balance Sheets..............................................  F-3

Consolidated Statements of Operations....................................  F-4

Consolidated Statement of Stockholders' Equity...........................  F-5

Consolidated Statements of Cash Flows....................................  F-6

Notes to Consolidated Financial Statements...............................  F-7

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF eGAIN COMMUNICATIONS CORPORATION

Condensed Consolidated Balance Sheet as of December 31, 1999 ............ F-20

Condensed Consolidated Statements of Operations for the Six Months Ended
 December 31, 1999 and December 31, 1998................................. F-21

Condensed Consolidated Statements of Cash Flows for the Six Months Ended
 December 31, 1999 and December 31, 1998................................. F-22

Notes to Condensed Consolidated Financial Statements..................... F-23

AUDITED FINANCIAL STATEMENTS OF BIG SCIENCE COMPANY

Report of PricewaterhouseCoopers LLP, Independent Accountants............ F-27

Balance Sheets........................................................... F-28

Statements of Operations................................................. F-29

Statement of Changes in Shareholders' Deficit............................ F-30

Statements of Cash Flows................................................. F-31

Notes to Financial Statements............................................ F-32

AUDITED FINANCIAL STATEMENTS OF SITEBRIDGE CORPORATION

Report of Ernst & Young LLP, Independent Auditors........................ F-35

Balance Sheets........................................................... F-36

Statements of Operations................................................. F-37

Statement of Stockholders' Equity (Net Capital Deficiency)............... F-38

Statements of Cash Flows................................................. F-39

Notes to Financial Statements............................................ F-40

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders eGain Communications Corporation

   We have audited the accompanying consolidated balance sheets of eGain Communications Corporation as of June 30, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the period from inception (September 10, 1997) to June 30, 1998 and for the year ended June 30, 1999. These financial statements are the responsibility of eGain Communications Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of eGain Communications Corporation at June 30, 1998 and 1999, and the consolidated results of its operations and its cash flows for the period from inception (September 10, 1997) to June 30, 1998 and for the year ended June 30, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Palo Alto, California
July 16, 1999
                        eGAIN COMMUNICATIONS CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                              June 30,
                                                       ------------------------
                                                          1998         1999
                                                       ----------  ------------
                       ASSETS
Current Assets:
  Cash and cash equivalents..........................  $3,830,692  $  1,265,147
  Accounts receivable................................          --       705,488
  Prepaid and other current assets...................      49,164       512,896
                                                       ----------  ------------
    Total current assets.............................   3,879,856     2,483,531
Property and equipment, net..........................     110,134     1,132,651
Goodwill and other purchased intangible assets, net..          --    20,194,972
Other assets.........................................          --       153,884
                                                       ----------  ------------
                                                       $3,989,990  $ 23,965,038
                                                       ==========  ============
        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Bank borrowings--line of credit....................  $       --  $  1,000,000
  Accounts payable...................................     188,651       683,761
  Accrued compensation...............................          --       343,471
  Accrued liabilities................................          --       474,757
  Deferred revenue...................................          --       302,119
  Current portion of notes payable...................          --       434,762
                                                       ----------  ------------
    Total current liabilities........................     188,651     3,238,870
Notes payable, net of current portion................          --       221,093
Other long-term liabilities..........................          --        21,791
Commitments
Stockholders' Equity:
  Convertible preferred stock, $0.001 par value,
   10,035,887 shares authorized, issuable in series:
   5,406,585 and 9,566,378 shares issued and
   outstanding at June 30, 1998 and 1999; no shares
   issued, or outstanding pro forma (aggregate
   liquidation preference of $7,172,056 at June 30,
   1999).............................................   4,329,264    16,986,961
  Preferred stock: $0.001 par value; 5,000,000 shares
   authorized, no shares issued and outstanding......          --            --
  Common stock, $0.001 par value, 50,000,000 shares
   authorized, 8,000,000 and 10,946,661 shares issued
   and outstanding at June 30, 1998 and 1999;
   20,513,039 shares issued and outstanding pro
   forma.............................................     295,000     7,288,859
  Additional paid-in capital.........................     291,287    17,549,416
  Notes receivable from stockholders.................          --      (143,653)
  Deferred stock compensation........................    (175,774)   (8,956,117)
  Accumulated other comprehensive income.............          --           757
  Accumulated deficit................................    (938,438)  (12,242,939)
                                                       ----------  ------------
    Total stockholders' equity.......................   3,801,339    20,483,284
                                                       ----------  ------------
                                                       $3,989,990  $ 23,965,038
                                                       ==========  ============

                            See accompanying notes.

                        eGAIN COMMUNICATIONS CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   Period from
                                                    inception
                                                  (September 10,
                                                     1997) to     Year ended
                                                     June 30,      June 30,
                                                       1998          1999
                                                  -------------- ------------
Revenue:
  Hosting........................................   $      --    $    137,385
  License fees...................................          --         473,450
  Service........................................       2,000         408,508
                                                    ---------    ------------
    Total revenue................................       2,000       1,019,343
Costs and expenses:
  Cost of revenue................................      52,481       1,772,159
  Sales and marketing............................     245,553       4,181,816
  Research and development.......................     313,894       2,095,784
  General and administrative.....................     214,052       1,234,865
  Amortization of goodwill and other intangible
   assets........................................          --       1,217,057
  Amortization of deferred compensation..........      58,258       1,817,266
                                                    ---------    ------------
    Total costs and expenses.....................     884,238      12,318,947
                                                    ---------    ------------
Loss from operations.............................    (882,238)    (11,299,604)
Interest income..................................       1,509         111,360
Interest and other expenses......................     (57,709)       (116,257)
                                                    ---------    ------------
Net loss.........................................   $(938,438)   $(11,304,501)
                                                    =========    ============
Basic and diluted net loss per share.............   $  (17.78)   $      (2.14)
                                                    =========    ============
Shares used in computing basic and diluted net
 loss per share..................................      52,778       5,294,736
                                                    =========    ============
Proforma basic and diluted net loss per share
 (unaudited).....................................                $      (0.93)
                                                                 ============
Shares used in computing proforma basic and
 diluted net loss per share (unaudited)..........                  12,153,444
                                                                 ============


                            See accompanying notes.

                       eGAIN COMMUNICATIONS CORPORATION

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                       Convertible                                           Notes                    Accumulated
                     Preferred Stock        Common Stock      Additional   Receivable    Deferred        Other
                  --------------------- ---------------------   Paid-In       From        Stock      Comprehensive Accumulated
                   Shares     Amount      Shares     Amount     Capital   Stockholders Compensation     Income       Deficit
                  --------- ----------- ---------- ---------- ----------- ------------ ------------  ------------- ------------
Issuance of
common stock to
founders........         -- $        --  8,000,000 $  295,000          --  $      --   $         --      $ --      $         --
Issuance of
Series A
convertible
preferred stock
for cash and
conversion of
notes, net of
issuance costs
of $25,740......  5,406,585   4,329,264         --         --          --         --             --        --                --
Issuance of
warrant.........         --          --         --         --      57,255         --             --        --                --
Deferred stock
compensation....         --          --         --         --     234,032         --       (234,032)       --                --
Amortization of
deferred stock
compensation....         --          --         --         --          --         --         58,258        --                --
Net loss........         --          --         --         --          --         --             --        --          (938,438)
                  --------- ----------- ---------- ---------- -----------  ---------   ------------      ----      ------------
BALANCE AT JUNE
30, 1998........  5,406,585   4,329,264  8,000,000    295,000     291,287         --       (175,774)       --          (938,438)
Issuance of
Series B
convertible
preferred stock
for cash, net of
issuance costs
of $24,494......  2,550,000   5,075,506         --         --          --         --             --        --                --
Issuance of
common stock
upon exercise of
employee stock
options and
other issuances
under the 1998
Stock Plan......         --          --  1,491,147    167,500          --   (143,653)            --        --                --
Issuance of
Series C
preferred and
common stock in
exchange for
Sitebridge
preferred and
common stock....  1,609,793   7,582,191  1,455,514  6,826,359   6,603,225         --             --        --                --
Issuance of
warrants........         --          --         --         --      36,000         --             --        --                --
Deferred stock
compensation....         --          --         --         --  10,618,904         --    (10,618,904)       --                --
Amortization of
deferred stock
compensation....         --          --         --         --          --         --      1,838,561        --                --
Comprehensive
loss:
Net loss........         --          --         --         --          --         --             --        --       (11,304,501)
Foreign currency
translation
adjustment......         --          --         --         --          --         --             --       757                --
Total
comprehensive
loss............         --          --         --         --          --         --             --        --                --
                  --------- ----------- ---------- ---------- -----------  ---------   ------------      ----      ------------
BALANCE AT JUNE
30, 1999........  9,566,378 $16,986,961 10,946,661 $7,288,859 $17,549,416  $(143,653)  $ (8,956,117)     $757      $(12,242,939)
                  ========= =========== ========== ========== ===========  =========   ============      ====      ============
                  Stockholders'
                     Equity
                  --------------
Issuance of
common stock to
founders........  $    295,000
Issuance of
Series A
convertible
preferred stock
for cash and
conversion of
notes, net of
issuance costs
of $25,740......     4,329,264
Issuance of
warrant.........        57,255
Deferred stock
compensation....            --
Amortization of
deferred stock
compensation....        58,258
Net loss........      (938,438)
                  --------------
BALANCE AT JUNE
30, 1998........     3,801,339
Issuance of
Series B
convertible
preferred stock
for cash, net of
issuance costs
of $24,494......     5,075,506
Issuance of
common stock
upon exercise of
employee stock
options and
other issuances
under the 1998
Stock Plan......        23,847
Issuance of
Series C
preferred and
common stock in
exchange for
Sitebridge
preferred and
common stock....    21,011,775
Issuance of
warrants........        36,000
Deferred stock
compensation....            --
Amortization of
deferred stock
compensation....     1,838,561
Comprehensive
loss:
Net loss........   (11,304,501)
Foreign currency
translation
adjustment......           757
                  --------------
Total
comprehensive
loss............   (11,303,744)
                  --------------
BALANCE AT JUNE
30, 1999........  $ 20,483,284
                  ==============

                            See accompanying notes.

                        eGAIN COMMUNICATIONS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   Period from
                                                    inception
                                                  (September 10,
                                                     1997) to     Year ended
                                                     June 30,      June 30,
                                                       1998          1999
                                                  -------------- ------------
Operating activities
  Net loss.......................................   $ (938,438)  $(11,304,501)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
    Depreciation.................................        7,000        279,400
    Amortization of goodwill and other intangible
     assets......................................           --      1,217,057
    Amortization of deferred compensation........       58,258      1,838,561
    Amortization of loan discount associated with
     warrants....................................       57,255         14,000
    Changes in operating assets and liabilities:
      Accounts receivable........................           --       (653,988)
      Prepaid and other current assets...........      (49,164)      (456,307)
      Other assets...............................           --       (136,384)
      Accounts payable...........................      187,982        417,894
      Accrued compensation.......................          670        267,800
      Other accrued liabilities..................           --        409,645
      Deferred revenue...........................           --        302,119
      Other liabilities..........................           --         21,791
                                                    ----------   ------------
        Net cash used in operating activities....     (676,437)    (7,782,913)
                                                    ----------   ------------
Investing activities
  Purchases of property and equipment............     (117,134)    (1,258,162)
  Cash assumed in Sitebridge acquisition.........           --         78,321
                                                    ----------   ------------
        Net cash used in investing activities....     (117,134)    (1,179,841)
                                                    ----------   ------------
Financing activities
  Proceeds from loans............................           --      1,297,855
  Net proceeds from issuance of preferred stock..    4,329,263      5,075,507
  Proceeds from issuance of common stock ........      295,000         23,847
                                                    ----------   ------------
        Net cash provided by financing
         activities..............................    4,624,263      6,397,209
                                                    ----------   ------------
Net increase (decrease) in cash and cash
 equivalents.....................................    3,830,692     (2,565,545)
Cash and cash equivalents at beginning of
 period..........................................           --      3,830,692
                                                    ----------   ------------
Cash and cash equivalents at end of period.......   $3,830,692   $  1,265,147
                                                    ==========   ============
Supplemental disclosure of cash flow information
  Interest paid..................................   $       --   $    111,146
                                                    ==========   ============
Conversion of promissory notes to preferred
 stock...........................................   $  800,000   $         --
                                                    ==========   ============
Issuance of warrants in exchange for services in
 connection with the Sitebridge acquisition......   $       --   $    789,250
                                                    ==========   ============

                            See accompanying notes.

                        eGAIN COMMUNICATIONS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 June 30, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

   eGain Communications Corporation ("eGain"), formerly known as Parsec Communications Corporation, is a developer of customer service infrastructure solutions for companies engaged in eCommerce. Businesses use eGain's applications to effectively manage high volumes of customer email as well as live Web-based interaction. eGain's email management system helps businesses route, track, analyze and respond to customer emails. eGain was incorporated in Delaware on September 10, 1997.

   During fiscal 1999, eGain commenced shipment of its principal products and emerged from the development stage. Although eGain is no longer in the development stage, eGain continues to be subject to many of the risks and challenges associated with companies in a comparable stage of development, including dependence on key individuals, competition from substitute products and from larger companies, successful marketing of its products and acceptance of its technology, successful development of product enhancements on a continuing basis and the need for adequate financing to support anticipated future growth.

Principles of Consolidation

   The consolidated financial statements include the accounts of eGain and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ materially from these estimates.

Revenue Recognition

   Revenue from hosting services is recognized ratably over the period of the agreement as services are provided. Hosting agreements are typically for a period of one year and automatically renew unless either party cancels the agreement.

   Revenue from license fees and from sales of software products is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant eGain obligations remain, the fee is fixed or determinable, and collectibility is probable. License fee revenue in multiple element contracts is recognized using the residual method when there is vendor specific appropriate evidence of the fair value of all undelivered elements in an arrangement but vendor specific appropriate evidence of fair value does not exist for one or more of the delivered elements in an arrangement. Under the residual method, the total fair value of the undelivered elements, as indicated by vendor specific objective evidence, is deferred and the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements, regardless of any separate prices stated within the contract for each element. If sufficient vendor-specific objective evidence does not exist for undelivered elements in an arrangement, all revenue from the arrangement is deferred until the earlier of the point at which (a) such sufficient vendor-specific objective evidence does exist or (b) all elements of the arrangement have been delivered.

   Service revenue is primarily comprised of revenue from consulting fees, maintenance agreements, and training. Service revenue from consulting and training billed on a time and materials basis is recognized as
                        eGAIN COMMUNICATIONS CORPORATION
performed. Service revenue on fixed price service arrangements is recognized upon completion of specific contractual milestone events, or based on an estimated percentage of completion as work progresses. Maintenance agreements include the right to software updates on an if-and-when-available basis. Maintenance revenue is deferred and recognized on a straight-line basis as service revenue over the life of the related agreement, which is typically one year.

   Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

   eGain has adopted Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97- 2"), and Statement of Position 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition" ("SOP 98-4"). SOP 97-2 and SOP 98-4 provide guidance for recognizing revenue on software transactions and supersedes SOP 91-1. The adoption of SOP 97-2 and SOP 98-4 did not have a material impact on eGain's financial results.

   In December 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" ("SOP 98-9"). SOP 98-9 amends SOP 98-4 to extend the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. eGain believes that the adoption of SOP 98-9 will not have a material effect on results of operations or financial condition.

Cash and Cash Equivalents

   eGain considers all highly liquid investments with a maturity from date of purchase of three months or less to be cash equivalents. Cash equivalents consist primarily of money market accounts.

Concentration of Credit Risk and Significant Customers

   Financial instruments that subject eGain to concentrations of credit risk consist principally of cash investments and trade accounts receivable. eGain invests cash which is not required for immediate operating needs principally in money market funds, which bear minimal risk.

   eGain's customers are currently concentrated in the United States. eGain performs ongoing credit evaluations and generally does not require collateral.

   For the year ended June 30, 1999, two customers accounted for 15.6% and 10.8% of revenue. One customer represented all of the revenue for the period from inception (September 10, 1997) to June 30, 1998.

Property and Equipment

   Property and equipment are stated at cost, net of accumulated amortization and depreciation. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, typically three years.

Goodwill and Purchased Intangible Assets

   Goodwill represents the excess of the purchase price over the estimated fair market value of tangible and intangible net assets acquired in a business combination. Goodwill and other purchased intangible assets related to the acquisition of Sitebridge Corporation are amortized on a straight-line basis over three years from the date of acquisition.

                        eGAIN COMMUNICATIONS CORPORATION

   Under Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS No. 121"), the carrying values of long-term assets and intangibles other than developed technology ("other intangibles") will be regularly reviewed to determine if the carrying value of the assets is impaired. The reviews look for the existence of facts or circumstances, either internal or external, which indicate the carrying value of the asset cannot be recovered. Such indicators would include a lack of successful further development and integration of the acquired company's technology into eGain's operations, lack of the market acceptance of the products and lower than expected cash flows from operations. No impairment has been indicated to date. If there is an indication of impairment in the future, and undiscounted expected future cash flows are less than the carrying amount of the assets, eGain will measure the amount of the loss based on discounted expected future cash flows from the impaired assets. The cash flow calculations would be based on management's best estimates, using appropriate assumptions and projections at the time.

   In addition, eGain will assess the impairment of goodwill not included in the scope of SFAS 121 under Accounting Principles Board Opinion No. 17, "Intangible Assets", (APB 17). Write-offs and write-downs to net realizable value of goodwill not included in the scope of SFAS 121 will typically be made only when the Company has effectively abandoned and stopped selling virtually all of the products acquired in an acquisition. No impairment has been indicated to date.

   Purchased developed technology is amortized based on the greater of the straight-line basis over the estimated useful life or the ratio of current revenues to the total of current and anticipated future revenues. The recoverability of the carrying value of purchased developed technology and associated goodwill is reviewed periodically. The carrying value of developed technology is compared to the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support (net undiscounted cash flows) and to the extent that the carrying value exceeds the undiscounted cash flows the difference will be written off. No write-off has been recorded to date.

Advertising Costs

   Advertising costs are accounted for as expenses in the period in which they are incurred. Advertising expense for the period from inception (September 10, 1997) to June 30, 1998 and the year ended June 30, 1999 were approximately zero and $210,000, respectively.

Software Development Costs

   Software development costs are included in research and development and are expensed as incurred until the technological feasibility of the product is achieved. To date, the period between achieving technological feasibility and general availability of software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, eGain has not capitalized any software development costs.

Stock-Based Compensation

   eGain accounts for its stock-based compensation arrangements with employees using the intrinsic value method. Deferred stock-based compensation is recorded on the date of grant when the deemed fair value of the underlying common stock exceeds the exercise price for stock options.

   In accordance with the Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation. ("SFAS 123"), stock options and warrants issued to non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured.

                        eGAIN COMMUNICATIONS CORPORATION

Comprehensive Loss

   eGain adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), at June 30, 1999. Under SFAS 130, eGain is required to display comprehensive income and its components as part of the financial statements. Other comprehensive income includes certain changes in equity that are excluded from net income (loss). Total comprehensive loss (including foreign currency translation effects) is shown in the statement of stockholders' equity.

Segment Information

   In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"), effective for financial statements for periods beginning after December 15, 1997. SFAS 131 establishes standards for the way that public business enterprises report financial and descriptive information about reportable operating segments in annual financial statements and interim financial reports issued to stockholders. eGain adopted SFAS 131 effective July 1, 1998. eGain operates in one segment. Operating losses generated by the foreign operations of eGain and their corresponding identifiable assets were not material in any period presented. eGain's export revenue has not been material in any period presented.

Net Loss Per Share

   Basic and diluted net loss per share are presented in accordance with SFAS No. 128, "Earnings per Share" ("SFAS 128"), for all periods presented. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, ordinary shares and convertible preferred shares issued or granted for nominal consideration prior to the anticipated effective date of eGain's initial public offering must be included in the calculation of basic and diluted net loss per share as if they had been outstanding for all periods presented. To date, eGain has not had any issuances or grants for nominal consideration.

   Basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period. Had eGain been in a net income position, diluted earnings per share would have included the shares used in the computation of basic net loss per share as well as the impact of common shares outstanding subject to repurchase and outstanding options and warrants to purchase an additional 699,699 and 2,833,548 shares, prior to the application of the treasury stock method, for the period from inception (September 10, 1997) to June 30, 1998 and the year ended June 30, 1999. Such shares have been excluded because they are antidilutive for all periods presented. Shares of convertible preferred stock have been excluded from the computation.

Pro Forma Net Loss Per Share (Unaudited)

   Pro forma net loss per share is computed using the weighted-average number of shares of common stock outstanding, including the pro forma effects of the automatic conversion of eGain's convertible preferred stock into shares of common stock, effective upon the closing of eGain's initial public offering as if such conversion occurred at the date of original issuance.

                        eGAIN COMMUNICATIONS CORPORATION

   A reconciliation of shares used in the calculation of basic and diluted and pro forma net loss per share follows:

                                                    Period from
                                                     inception
                                                   (September 10,  Year ended
                                                      1997) to      June 30,
                                                   June 30, 1998      1999
                                                   -------------- ------------
Net loss..........................................   $(938,438)   $(11,304,501)
                                                     ---------    ------------
Basic and diluted:
  Weighted-average shares of common stock
   outstanding....................................     153,846       8,757,398
  Less weighted-average shares subject to
   repurchase.....................................    (101,068)     (3,462,662)
                                                     ---------    ------------
  Shares used in computing basic and diluted net
   loss per share.................................      52,778       5,294,736
                                                     =========    ============
Basic and diluted net loss per share..............   $  (17.78)   $      (2.14)
                                                     =========    ============
Pro forma:
  Shares used above...............................                   5,294,736
  Pro forma adjustment to reflect weighted effect
   of assumed conversion of convertible preferred
   stock (unaudited)..............................                   6,858,708
                                                                  ------------
  Shares used in computing pro forma basic and
   diluted net loss per share (unaudited).........                  12,153,444
                                                                  ============
  Pro forma basic and diluted net loss per share
   (unaudited)....................................                $      (0.93)
                                                                  ============

Recent Accounting Pronouncements

   In June 1998, the FASB issued Statement of Financial Accounting Standard No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," which will be effective for the year ending June 30, 2001. This statement establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. eGain believes the adoption of SFAS 133 will not have a material effect on the financial statements, since it currently does not invest in derivative instruments and engage in hedging activities.

   In March 1998, the American Institute of Certified Public Accounts issued Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires that entities capitalize certain costs related to internal use software once certain criteria have been met. eGain is required to adopt SOP No. 98-1 effective July 1, 1999. eGain believes that the adoption of SOP No. 98-1 will not have a material impact on its financial statements.

                        eGAIN COMMUNICATIONS CORPORATION

2. ACQUISITION OF SITEBRIDGE CORPORATION

   Effective April 30, 1999, eGain acquired Sitebridge Corporation ("Sitebridge"). The acquisition was accounted for as a purchase and, accordingly, the results of operations of Sitebridge have been included in the consolidated financial statements since the date of acquisition. In connection with the acquisition eGain issued the following equity securities in exchange for all the outstanding common and preferred stock, and options and warrants to purchase shares of Sitebridge common and preferred stock:

                                           No. of
                                         Securities  Per Share    Aggregate
        eGain Securities Issued            Issued      Value        Value
        -----------------------          ---------- ----------- --------------
                                                                (in thousands)
Series C convertible preferred stock.... 1,609,793     $4.71       $ 7,582
Common Stock............................ 1,455,514     $4.69         6,826
Warrants to acquire Series C preferred
 stock..................................   121,006     $3.85           466
Warrants to acquire common stock........    30,440     $4.57           139
Options to acquire common stock......... 1,114,016  $4.57-$4.67      5,135
                                                                   -------
Total value of securities issued in the
 acquisition of Sitebridge..............                            20,148
Transaction Costs.......................                               864
                                                                   -------
Total purchase price....................                           $21,012
                                                                   =======

   The fair market value of the eGain securities issued to Sitebridge were based on an independent appraisal that used a standard options-based methodology that incorporated the estimated value range for eGain, the liquidation preference and conversion features of eGain's preferred stock. Each security was split into a number of call options, which were valued using the Black-Scholes option pricing model. Principal assumptions used in the Black-Scholes model were volatility of 100 percent, risk free interest rate of 4.5 percent, term of 9 months and the stock price was estimated as the indicated range of equity value concluded through the market capitalization approach.

   The purchase price was allocated to the assets acquired based on their estimated fair values. The excess of the purchase price over the fair value of the net tangible and intangible assets acquired (goodwill) was approximately $20,457,000. Goodwill and other intangible assets related to the acquisition of Sitebridge Corporation are being amortized on a straight-line basis over three years.

   In connection with the acquisition, net assets acquired were as follows (in thousands):

   Purchased intangible assets (including goodwill).................... $21,412
   Cash, receivables, and other assets.................................     155
   Property and equipment..............................................      43
   Liabilities assumed.................................................    (598)
                                                                        -------
     Net assets acquired............................................... $21,012
                                                                        =======

                        eGAIN COMMUNICATIONS CORPORATION

   Goodwill and purchased intangible assets include the following (in thousands):

                                                                         1999
                                                                        -------
   Goodwill............................................................ $19,962
   Developed technology................................................   1,050
   Workforce...........................................................     350
   Customer base.......................................................      50
                                                                        -------
                                                                         21,412
   Less accumulated amortization.......................................  (1,217)
                                                                        -------
                                                                        $20,195
                                                                        =======

   The following table presents the unaudited pro forma results assuming that eGain had merged with Sitebridge at the beginning of fiscal 1999. These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense as a result of goodwill. They do not purport to be indicative of the results of operations that actually would have resulted had the combination occurred on July 1, 1998, or of future results of operations of the consolidated entities.

                                                                   Year ended
                                                                    June 30,
                                                                      1999
                                                                  ------------
   Revenue....................................................... $  1,076,877
   Net loss...................................................... $(19,126,753)
   Basic and diluted net loss per share.......................... $      (3.07)

3. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                June 30,
                                                           --------------------
                                                             1998       1999
                                                           --------  ----------
   Computers and equipment................................ $107,850  $1,215,244
   Furniture and fixtures.................................    9,284     188,807
   Leasehold improvements.................................       --      15,000
                                                           --------  ----------
                                                            117,134   1,419,051
   Less accumulated depreciation..........................   (7,000)   (286,400)
                                                           --------  ----------
   Property and equipment, net............................ $110,134  $1,132,651
                                                           ========  ==========

4. NOTES PAYABLE

   In August 1998, eGain obtained a $1,000,000 line of credit from a bank for equipment purchases and working capital financing. Borrowings under the line of credit are collateralized by all of eGain's assets and bear interest at the bank's prime rate plus 0.25%. At June 30, 1999, $1,000,000 was outstanding under this agreement. The entire balance is due on February 6, 2000.

   In October 1998, eGain obtained a $1,500,000 credit facility with a leasing company for equipment purchases. Borrowings under the credit facility are collateralized by certain fixed assets and bear an imputed interest rate of 13.68%. At June 30, 1999, eGain had borrowed approximately $342,000 under the credit facility, of which $297,855 was outstanding. Monthly payments of approximately $9,400 are due under existing borrowings through July 2002.

                        eGAIN COMMUNICATIONS CORPORATION

   In conjunction with the line of credit and equipment credit facilities, eGain issued warrants to purchase 74,511 shares of its Series A preferred stock at $0.8055 per share (see Note 6).

   In connection with the acquisition of Sitebridge, eGain assumed two promissory notes for a total amount of $380,000. The notes accrue interest at 5% per year and are payable on December 31, 2000.

   Long-term debt repayments are due as follows (in thousands):

   2000................................................................ $434,762
   2001................................................................  110,547
   2002................................................................  110,546
                                                                        --------
                                                                        $655,855
                                                                        ========

5. COMMITMENTS

Operating Lease Commitments

   eGain leases its facilities under noncancelable operating leases expiring in September 2003. Rent expense for facilities under operating leases was approximately $80,000 and $362,000 for the period from inception (September 10, 1997) to June 30, 1998 and the year ended June 30, 1999. Future minimal rental commitments under operating leases at June 30, 1999 are as follows:

   2000.............................................................. $1,049,578
   2001..............................................................  1,360,782
   2002..............................................................    647,197
   2003..............................................................    397,252
   2004..............................................................     85,244
                                                                      ----------
                                                                      $3,540,053
                                                                      ==========

6. STOCKHOLDERS' EQUITY

Convertible Preferred Stock

   Convertible preferred stock as of June 30, 1999 consisted of the following:

                                                       Noncumulative Liquidation
                                  Shares     Shares      Dividend    Preference
                                Authorized Outstanding   Per Share    Per Share
                                ---------- ----------- ------------- -----------
   Series A....................  5,707,043  5,406,585      $0.06       $0.8055
   Series B....................  2,600,000  2,550,000      $0.16         $2.00
   Series C....................  1,728,844  1,609,793      $0.08         $1.00
                                ----------  ---------
                                10,035,887  9,566,378
                                ==========  =========

   Each share of Series A, B, and C preferred stock is convertible, at the option of the holder, into a share of common stock, on a one-for-one basis, subject to adjustments for dilution, if any, resulting from future stock issuances. Additionally, the preferred shares automatically convert into common stock concurrent with the closing of an underwritten public offering of common stock under the Securities Act of 1933 in which eGain receives at least $10,000,000 in gross proceeds and the price per share is at least $5.00 (subject to adjustment for a recapitalization or certain other stock adjustments). Each share of Series A, B, and C preferred stock has voting rights equal to one share common stock on an as-if-converted basis.

                        eGAIN COMMUNICATIONS CORPORATION

   No dividends have been declared or paid through June 30, 1999. Under the terms of the bank line of credit, eGain is prohibited from paying a dividend.

   The Series A, B, and C preferred stockholders are entitled to receive, upon liquidation, a distribution of $0.8055, $2.00, and $1.00 per share (subject to adjustment for a recapitalization) plus all declared but unpaid dividends. The Series A and B stockholders are entitled to receive liquidation preferences prior to any distribution to the Series C stockholders. Thereafter, the remaining assets and funds, if any, shall be distributed ratably on a per-share basis among the common stockholders and the Series A, B, and C preferred stockholders until the Series A, B, and C preferred stockholders have received an aggregate amount of $2.81925, $6.00, and $2.00 per share.

Common Stock

   eGain has issued shares of common stock to founders which are subject to eGain's right to repurchase upon termination of employment. The repurchase rights lapse ratably over a period of two years from the date of issuance. At June 30, 1998 and 1999, 5,333,334 and 2,666,666 shares were subject to repurchase.

   At June 30, 1999, common stock was reserved for issuance as follows:

   Conversion of preferred stock...................................  9,566,378
   Exercise of outstanding stock options...........................  2,524,928
   Shares of common stock available for grant under the 1998 Stock
    Plan...........................................................    567,004
   Exercise of preferred and common stock warrants outstanding.....    591,471
                                                                    ----------
                                                                    13,249,781
                                                                    ==========

   Certain option holders have exercised options to purchase shares of restricted common stock in exchange for five-year, full recourse promissory notes. The notes bear interest ranging from 4.5% to 5.5% and expire at various dates through June 2004. eGain has the right to repurchase all unvested shares at the original exercise price upon employee termination. The number of shares subject to this repurchase right decreases as the shares vest under the original option terms, generally four years. As of June 30, 1999, there were shares 1,149,813 subject to repurchase.

   eGain effected a two-for-one stock split of its common stock on June 23, 1998. All share and per share amounts have been adjusted to reflect the stock split.

Warrants

   Warrants to purchase 188,699 shares of Series A preferred stock for a price of $0.8055 per share were issued in connection with the issuance of convertible promissory notes in fiscal year 1998. The convertible promissory notes were subsequently converted into Series A preferred stock. The warrants expire within two to three years from the date of issuance or upon the closing of a public offering by eGain. The fair value was appraised at the date of issuance and additional interest expense of approximately $57,000 was recorded.

   Warrants to purchase 74,511 shares of Series A preferred stock for a price of $0.8055 per share were issued in connection with the line of credit and equipment credit facilities entered into during fiscal year 1999. The warrants expire at the earlier of seven years from the date of issuance or five years after completion of an initial public offering. The warrants were appraised at the date of issuance and additional interest expense of $36,000 is being amortized to interest expense over the term of the loans. During the year ended June 30, 1999, $14,000 of the additional interest expense was amortized.

                        eGAIN COMMUNICATIONS CORPORATION

   A warrant to purchase 175,000 shares of common stock at a price of $0.20 per share was issued to FW Ventures I, L.P. in connection with financial advisory services rendered in connection with the acquisition of Sitebridge. Mark Wolfson, a director of eGain, is a limited partner of FW Ventures I, L.P. The warrant expires in July 2002 and is exercisable at any time prior to the closing of a public offering by eGain. The fair value was appraised at the date of issuance as $789,250 and has been included in the acquisition costs
(see Note 2).

   Warrants to purchase 121,006 shares of Series C preferred stock for a price of $0.9916 per share and 30,440 shares of common stock for a price of $0.2754 per share were assumed by eGain in connection with its acquisition of Sitebridge. The warrants expire at various dates through May 2003. The fair value of the warrants was appraised at the date of issuance and an amount of $1,100,000 was included as part of the purchase consideration for Sitebridge (see Note 2).

1998 Stock Plan

   In June 1998, the board of directors adopted the 1998 Stock Plan (the "Plan"), which provides for issuance to purchase options of common stock to eligible participants. Options granted under the Plan may be either incentive stock options or nonstatutory stock options. Incentive stock options may be granted to employees with exercise prices of no less than the fair value and nonstatutory options may be granted to eligible participants at exercise prices of no less than 85% of the fair value of the common stock on the grant date as determined by the board of directors. Options are generally exercisable upon grant, subject to repurchase rights by eGain until vested.

   Pro forma information regarding net loss is required by SFAS 123, and has been determined as if eGain had accounted for its employee stock options under the fair value method as specified by SFAS 123. The fair value of these options was estimated at the date of grant using the minimum value method with the following weighted-average assumptions: no dividends; an expected life of 3.5 years; and a risk-free interest rate of approximately 5.65% and 5.72% for the periods ended June 30, 1998 and 1999.

   Options generally vest ratably over a period of four years. Options may be granted with different vesting terms at the discretion of the board of directors. Options are generally exercisable for a term of ten years after the date of grant.

   The effect of applying the FASB statement's minimum value method to eGain's stock options granted did not result in pro forma net loss amounts that are materially different from the reported historical amounts. Therefore, such pro forma information is not separately presented herein. Future pro forma net income (loss) results may be materially different from actual amounts reported.

                        eGAIN COMMUNICATIONS CORPORATION

   A summary of activity under eGain's stock option plan was as follows:

                                                                       Weighted-
                                                 Shares                 Average
                                               Available               Exercise
                                               for Grant    Options      Price
                                               ----------  ----------  ---------
Shares authorized for issuance................  2,000,000
  Options granted.............................   (511,000)    511,000    $0.05
                                               ----------  ----------
Balance at June 30, 1998......................  1,489,000     511,000    $0.05
  Additional authorization....................  1,500,000          --
  Options granted............................. (2,666,101)  2,666,101    $0.24
  Options exercised...........................         --  (1,447,396)   $0.12
  Options cancellations.......................    249,105    (249,105)   $0.08
  Repurchases.................................     75,000          --
                                               ----------  ----------
Balance at June 30, 1999......................    647,004   1,480,600    $0.24
                                               ==========  ==========

   In connection with the acquisition of Sitebridge, eGain assumed options to purchase 1,114,016 shares of common stock, of which 982,431 are outstanding at June 30, 1999.

                       Options Outstanding                   Options Exercisable
               -----------------------------------------   ---------------------------
                              Weighted-
                               Average       Weighted-       Options       Weighted-
                              Remaining       Average      Exercisable      Average
 Exercise       At June      Contractual     Exercise      at June 30,     Exercise
Price Range    30, 1999         Life           Price          1999           Price
-----------    ---------     -----------     ---------     -----------     ---------
                             (In years)
$0.02-$0.05      246,544        8.04           $0.02         116,877         $0.02
$0.10-$0.20    1,371,237        8.47           $0.14         590,809         $0.14
$0.25-$0.50      845,250        9.94           $0.46          23,167         $0.45
               ---------                                     -------
               2,463,031        8.92           $0.24         730,853         $0.23
               =========                                     =======

   The weighted-average fair value of options granted during the period from inception (September 10, 1997) to June 30, 1998 was $0.01. It was $0.06 per share for options granted during the fiscal year ended June 30, 1999.

Stock Compensation

   The Company recorded deferred compensation of $168,932 and $8,295,974 during the periods ended June 30, 1998 and 1999, respectively. These amounts represent the difference between the exercise price and the deemed fair value of certain stock options granted to employees by eGain in these periods. During the periods ended June 30, 1998 and 1999, the Company also recorded deferred compensation with respect to stock options granted to consultants totaling $65,100 and $2,322,930 respectively. Options granted to consultants are periodically valued as they vest in accordance with SFAS 123 and EITF 96-18 using a Black-Scholes model and the following weighted average assumptions for fiscal 1998 and 1999: volatility of 0.5, risk-free interest rate of approximately 5.7%, no dividend yield; and an expected life of the option equal to the full term, generally 10 years from the date of grant. Deferred compensation is being amortized by charges to operations on a graded vesting method over the vesting periods of the individual stock options. Such amortization amounted to $58,258 and $1,838,561 for the periods ended June 30, 1998 and 1999, respectively.

                        eGAIN COMMUNICATIONS CORPORATION

7. INCOME TAXES

   Due to operating losses and the inability to recognize the benefits from the resulting net operating losses, there is no provision for income taxes for the period from inception (September 10, 1997) to June 30, 1998 or for the year ended June 30, 1999.

   As of June 30, 1999, eGain had federal net operating loss carryforwards of approximately $11,000,000. eGain also had federal research and development credit carryforwards of approximately $100,000. The net operating loss and credit carryforwards will expire at various dates beginning in 2011 through 2019, if not utilized.

   Utilization of the net operating losses and credits may be subject to a substantial limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

   Deferred tax assets and liabilities reflect the net tax effects of net operating loss and credit carryforwards and of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of eGain's deferred tax assets and liabilities for federal and state income taxes are as follows (in thousands):

                                                               As of June 30,
                                                               ----------------
                                                                1998     1999
                                                               ------- --------
   Deferred tax assets:
     Net operating loss carryforwards......................... $  300  $  4,300
     Research credits.........................................     --       100
     Deferred compensation....................................     --       900
     Other individually immaterial items......................     --       100
                                                               ------  --------
       Total deferred tax assets..............................    300     5,400
       Valuation allowance for deferred tax assets............   (300)   (4,900)
                                                               ------  --------
   Net deferred tax assets.................................... $   --  $    500
   Deferred tax liabilities:
   Other intangibles..........................................     --      (500)
                                                               ------  --------
                                                               $   --  $     --
                                                               ======  ========

   SFAS 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes eGain's historical operating performance and the reported cumulative net losses through June 30, 1999, eGain has provided a full valuation allowance against its net deferred tax assets.

   The net valuation allowance increased by $300,000 during the year ended June 30, 1998.

8. SUBSEQUENT EVENTS (UNAUDITED)

Series D Preferred Stock Financing

   In July 1999, the Company issued 652,000 shares of Series D convertible preferred stock at a price of $8.00 per share for total consideration of $5,216,000.

                        eGAIN COMMUNICATIONS CORPORATION

   Each share of Series D preferred stock is convertible into one share of common stock (subject to antidilution adjustment) at any time at the option of the holder. The Series D preferred stock will automatically convert into common stock upon (i) the consummation of an underwritten public offering ("IPO") with a price per share of at least $12.00 and aggregate proceeds in excess of $20,000,000 or (ii) the election of holders of a majority of the outstanding Series D preferred stock.

   Each holder of Series D preferred stock is entitled to receive, when and if declared by the Company's board, non cumulative dividends at an annual rate of $0.64 which is equal to 8% of the purchase price per share. For any other dividends or distributions, preferred stock participates with common stock on an as-converted basis.

   In the event of any liquidation or winding up of the Company, the holders of Series D preferred will be entitled to receive in preference to the holders of common stock and Series C preferred stock and pari passu with the holders of the Series A preferred stock and Series B preferred stock an amount equal to the Purchase Price plus any declared and unpaid dividends on the preferred stock. Thereafter, any remaining assets will be distributed ratably to the holders of the preferred stock and common stock on an as-converted basis until the holders of the Series A preferred stock shall have received an aggregate of $2.81925 per share, the holders of the Series B preferred stock shall have received an aggregate of $7.00 per share, the holders of the Series C preferred stock shall have received $2.00 and the holders of Series D preferred stock shall have received an aggregate of $16.00. Thereafter, the remaining assets of the Company will be distributed ratably to the holders of common stock.

   A merger, reorganization or similar transaction in which control of the Company is transferred will be treated as a liquidation for purposes of the above preferences.

Initial Public Offering

   In September 1999, the Company completed an initial public offering in which the Company sold 5,750,000 shares of its common stock for net proceeds to the Company of $63.0 million. Upon the closing of the initial public offering, each outstanding share of the Company's preferred stock was automatically converted into one share of common stock of the Company resulting in the issuance of 10,218,378 shares of common stock.

   In July 1999, the board of directors authorized 5,000,000 shares of undesignated preferred stock, for which the board of directors is authorized to fix the designation, powers, preferences and rights and an increase in the authorized number of shares of common stock to 50,000,000 shares.

1999 Employee Stock Purchase Plan

   The Company's 1999 Employee Stock Purchase Plan was adopted by the Board of Directors and approved by the stockholders in July 1999 to be effective upon the completion of the Company's initial public offering of its common stock. The Company has reserved a total of 750,000 shares of common stock for issuance under the plan. Eligible employees may purchase common stock at 85% of the lesser of the fair market value of the Company's common stock on the first and last days of the applicable six month offering period.

Increase in Option Pool

   In July 1999, the board of directors authorized and the stockholders approved an increase of 3,000,000 shares for issuance under eGain's stock option plan and granted approximately 773,000 options to purchase common stock to employees and consultants.

               eGAIN COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                                    December 31,
                                                                        1999
                                                                    ------------
                              ASSETS
                              ------
Current Assets:
  Cash and cash equivalents........................................   $ 42,343
  Short-term investments, held as available for sale...............     14,242
  Accounts receivable..............................................      1,605
  Prepaid and other current assets.................................        775
                                                                      --------
    Total Current Assets...........................................     58,965
Property and equipment, net........................................      4,295
Goodwill and other intangibles, net................................     16,544
Other assets.......................................................        492
                                                                      --------
    Total Assets...................................................   $ 80,296
                                                                      ========
               LIABILITIES AND STOCKHOLDERS' EQUITY
               ------------------------------------
Current Liabilities:
  Bank borrowings--line of credit..................................   $  1,000
  Accounts payable.................................................      2,099
  Accrued compensation.............................................      3,415
  Accrued liabilities..............................................      2,230
  Deferred revenue.................................................      1,850
  Current portion of notes payable and capital leases..............        707
                                                                      --------
    Total Current Liabilities......................................     11,301
  Non-current portion of notes payable and capital leases..........        851
Stockholders' Equity
  Preferred stock..................................................        --
  Common stock.....................................................         29
  Paid in capital..................................................    120,386
  Notes receivable from stockholders...............................       (544)
  Deferred stock compensation......................................    (12,853)
  Accumulated other comprehensive income (loss)....................       (126)
  Accumulated deficit..............................................    (38,748)
                                                                      --------
    Total stockholders' equity.....................................     68,144
                                                                      --------
    Total liabilities and stockholders' equity.....................   $ 80,296
                                                                      ========

                            See accompanying notes.

               eGAIN COMMUNICATIONS CORPORATION AND SUBSIDIARIES

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                                            Six Months Ended
                                                              December 31,
                                                            -----------------
                                                              1999     1998
                                                            --------  -------
Revenue
  Hosting.................................................. $    942  $     3
  License fees.............................................    1,219       79
  Service..................................................    1,610       65
                                                            --------  -------
    Total Revenue..........................................    3,771      147
  Cost of revenue..........................................    5,309      439
                                                            --------  -------
    Gross profit...........................................   (1,538)    (292)
Operating Expenses
  Research and development.................................    4,046      569
  Sales and marketing......................................    8,985    1,437
  General and administrative...............................    3,006      430
  Amortization of goodwill.................................    3,651      --
  Amortization of deferred compensation....................    5,907      279
                                                            --------  -------
    Total Operating Expenses...............................   25,595    2,715
                                                            --------  -------
    Loss from operations...................................  (27,133)  (3,007)
  Non-operating income (expense), net......................      628       26
                                                            --------  -------
    Net Loss............................................... $(26,505) $(2,981)
                                                            ========  =======
Net loss per share
  Pro forma basic and diluted(i)........................... $  (1.12) $ (0.29)
                                                            ========  =======
  Basic and diluted........................................ $  (1.40) $ (0.62)
                                                            ========  =======
Weighted-average shares outstanding used in per share
 calculation
  Pro forma(i).............................................   23,630   10,253
                                                            ========  =======
  Basic....................................................   18,977    4,786
                                                            ========  =======

--------
(i) Pro forma basic and diluted shares outstanding include convertible stock using the if-converted method from the original date of issuance.

                            See accompanying notes.

               eGAIN COMMUNICATIONS CORPORATION AND SUBSIDIARIES

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                            Six Months Ended
                                                              December 31,
                                                            -----------------
                                                              1999     1998
                                                            --------  -------
Operating Activities
Net loss................................................... $(26,505) $(2,981)
Adjustments to reconcile net loss to net cash from
 operating activities:
  Depreciation.............................................      507       76
  Amortization.............................................    9,569      279
  Other....................................................     (175)     --
Changes in operating assets and liabilities:
  Accounts receivable......................................     (900)    (140)
  Prepaid expenses and other current assets................     (262)     (93)
  Other non-current assets.................................     (338)     (74)
  Accounts payable.........................................    1,415      109
  Accrued compensation.....................................    3,072       79
  Other current liabilities................................    1,755        7
  Deferred revenues........................................    1,548       97
  Other....................................................       17       14
                                                            --------  -------
    Net cash used in operating expenses....................  (10,297)  (2,627)
                                                            --------  -------
Investing Activities
Purchases of property and equipment........................   (3,099)    (542)
Purchases of short-term available-for-sale securities......  (14,193)     --
                                                            --------  -------
    Net cash used in investing activities..................  (17,292)    (542)
                                                            --------  -------
Financing Activities
Proceeds from loans........................................      408    1,357
Payments on notes payable and capital leases...............     (126)     (15)
Net proceeds from issuance of common stock.................   63,233        6
Net proceeds from issuance of preferred stock..............    5,152    3,310
                                                            --------  -------
    Net cash provided by financing activities..............   68,667    4,658
                                                            --------  -------
Net increase in cash and cash equivalents..................   41,078    1,489
Cash and cash equivalents at beginning of period...........    1,265    3,831
                                                            --------  -------
Cash and cash equivalents at end of period................. $ 42,343  $ 5,320
                                                            ========  =======
Non-Cash Information:
Equipment acquired under capital lease obligations......... $    570  $   --

                            See accompanying notes.

               eGAIN COMMUNICATIONS CORPORATION AND SUBSIDIARIES

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

   The condensed consolidated financial statements have been prepared by eGain Communications Corporation pursuant to the rules and regulations of the Securities and Exchange Commission and include the accounts of eGain Communications Corporation and its wholly-owned subsidiaries (collectively, the "Company" or "eGain"). All significant intercompany balances and transactions have been eliminated.

   Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted pursuant to such rules and regulations. While in the opinion of the Company, the unaudited financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position at December 31, 1999 and the operating results and cash flows for the six months ended December 31, 1999 and 1998, these financial statements and notes should be read in conjunction with the Company's audited consolidated financial statements and notes thereto, included in the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission. The results of operations for the six months ended December 31, 1999 are not necessarily indicative of results that may be expected for any other interim period or for the full fiscal year ending June 30, 2000.

Note 2. Summary of Significant Accounting Policies

 Cash, Cash Equivalents, and Short-term Investments

   eGain considers all highly liquid investment securities with maturities from date of purchase of three months or less to be cash equivalents. Cash equivalents consist primarily of money market accounts and commercial paper with maturities less than 90 days. Realized gains have been recorded in interest income.

   Short-term investments are securities with maturities of more than 90 days but less than one year. Management determines the appropriate classification of debt and equity securities at the time of purchase and evaluates such designation as of each balance sheet date. To date, all debt securities have been classified as available-for-sale and are carried at fair value with material unrealized gains and losses, if any, included in stockholders' equity. Unrealized losses were approximately $126,000 for the three months ended December 31, 1999. Realized gains and losses and declines in value of securities judged to be other than temporary are included in interest income. Interest and dividends on all securities are included in interest income.

 Revenue Recognition

   Revenue from hosting services is recognized ratably over the period of the agreement as services are provided. Hosting agreements are typically for a period of one year and automatically renew unless either party cancels the agreement.

   Revenue from license fees and from sales of software products is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant eGain obligations remain, the fee is fixed or determinable, and collectibility is probable. License fee revenue in multiple element contracts is recognized using the residual method when there is vendor specific appropriate evidence of the fair value of all undelivered elements in an arrangement but vendor specific appropriate evidence of fair value does not exist for one or more of the delivered elements in an arrangement. Under the residual method, the total fair value of the undelivered elements, as indicated by vendor specific objective evidence, is deferred and the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements, regardless of any separate prices stated within the contract for each element. If
               eGAIN COMMUNICATIONS CORPORATION AND SUBSIDIARIES sufficient vendor-specific objective evidence does not exist for undelivered elements in an arrangement, all revenue from the arrangement is deferred until the earlier of the point at which (a) such sufficient vendor-specific objective evidence does exist or (b) all elements of the arrangement have been delivered.

   Service revenue is primarily comprised of revenue from consulting fees, maintenance agreements, and training. Service revenue from consulting and training billed on a time and materials basis is recognized as performed. Service revenue on fixed price service arrangements is recognized upon completion of specific contractual milestone events, or based on an estimated percentage of completion as work progresses. Maintenance agreements include the right to software updates on an if-and-when-available basis. Maintenance revenue is deferred and recognized on a straight-line basis as service revenue over the life of the related agreement, which is typically one year.

   Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

 Net Loss Per Share

   In accordance with FAS 128, basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period, less the weighted-average number of shares of common that are subject to repurchase. The pro forma basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period which includes convertible stock using the if-converted method from the original date of issuance, less the weighted-average number of shares of common that are subject to repurchase.

   The following table presents the calculation of basic and diluted net loss per share (in thousands, except per share data):

               eGAIN COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                                                          Six Months Ended
                                                      -------------------------
                                                      December 31, December 31,
                                                          1999         1998
                                                      ------------ ------------
   Net Loss.........................................    $(26,505)    $(2,981)
                                                        --------     -------
   Basic and diluted:
     Weighted-average shares of common stock
      outstanding...................................      20,502       8,184
     Less: weighted-average shares subject to
      repurchase....................................      (1,524)     (3,398)
                                                        --------     -------
     Weighted-average shares used in computing basic
      and diluted net loss per share................      18,977       4,786
                                                        --------     -------
   Basic and diluted net loss per share.............    $  (1.40)    $ (0.62)
   Pro forma:
     Shares used above..............................      18,977       4,786
     Pro forma adjustment to reflect weighted effect
      of assumed conversion of convertible preferred
      stock.........................................       4,653       5,467
                                                        --------     -------
     Shares used in computing pro forma basic and
      diluted net loss per share....................      23,630      10,253
     Pro forma basic and diluted net loss per
      share.........................................    $  (1.12)    $ (0.29)

--------
Note: Pro forma basic and diluted shares outstanding include convertible stock using the if-converted method from the original date of issuance

 Segment Information

   eGain operates in one segment. Operating losses generated by the foreign operations of eGain were approximately $1 million for the six months ended December 31, 1999, and their corresponding identifiable assets were not material in any period presented. eGain's export revenue was not material in any period presented.

 Comprehensive Income

   Comprehensive loss for the six months ended December 31, 1999 was approximately $26.6 million and was not materially different from net loss as reported in the income statement.

Note 3. Initial Public Offering

   On September 28, 1999, the Company completed an initial public offering in which it sold 5,000,000 shares of Common Stock at $12.00 per share for net proceeds of $54.7 million. Upon the closing of the offering, all the Company's Preferred Stock converted to Common Stock. After the offering, the Company's authorized capital consisted of 50,000,000 shares of Common Stock of which approximately 27,977,000 shares were outstanding at September 30, 1999 and 5,000,000 shares of preferred stock, none of which were issued or outstanding at September 30, 1999. In October 1999, the underwriters exercised an over-allotment option of 750,000 shares resulting in net proceeds of $8.3 million.

Note 4. Deferred Stock-Based Compensation

   The Company uses the intrinsic value method of accounting for its employee stock-based compensation plans. Accordingly, no compensation cost is recognized for any of its stock options when the exercise price exceeds the fair value of the underlying common stock as of the grant date. With respect to the stock options
               eGAIN COMMUNICATIONS CORPORATION AND SUBSIDIARIES granted to employees since inception through December 31, 1999, the Company recorded deferred stock-based compensation of $15,294,028 for the difference at the grant date between the exercise price and the deemed fair value of the common stock underlying the options. This amount is being amortized in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 28 over the vesting period of the individual options, generally 4 years.

   In accordance with the Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation." ("SFAS 123"), stock options issued to non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. With respect to the stock options granted to non-employees since inception through December 31, 1999, the Company recorded deferred stock-based compensation of $4,682,489 for the fair value of the common stock options.

Notes 5. Subsequent Event

 Business Combination

   In March 2000, the Company acquired 100% of the outstanding stock and assumed all outstanding stock options of Big Science Company in exchange for 739,583 shares of eGain common stock and approximately $646,000 in cash. The total cost of the acquisition, including transaction costs, was approximately $34.1 million. The acquisition will be accounted for as a purchase business combination.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of
Big Science Company

   In our opinion, the accompanying balance sheet and the related statements of operations, changes in shareholders' deficit and of cash flows present fairly, in all material respects, the financial position of Big Science Company, a development stage enterprise, at December 31, 1999 and 1998, and the results of its operations and its cash flows for the years ended December 31, 1999, 1998 and the period from July 26, 1997 (inception) through December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

   As described in Note 6, the Company was acquired by eGain Communications Corporation.

                                          PricewaterhouseCoopers LLP

Atlanta, Georgia
February 21, 2000, except as to Note 6
 which is as of March 7, 2000

                              BIG SCIENCE COMPANY
                        (A Development Stage Enterprise)

                                 BALANCE SHEET

                                                            December 31,
                                                        ----------------------
                                                           1999        1998
                                                        -----------  ---------
                        ASSETS
                        ------
Current assets
  Cash................................................. $    44,307  $     913
  Deferred project costs...............................      84,026        --
                                                        -----------  ---------
    Total current assets...............................     128,333        913
Software and equipment, net............................      16,385        933
Software development costs, net........................      40,000        --
                                                        -----------  ---------
    Total assets....................................... $   184,718  $   1,846
                                                        ===========  =========
         LIABILITIES AND SHAREHOLDERS' DEFICIT
         -------------------------------------
Current liabilities Accounts payable................... $    41,766  $  46,662
  Accrued payroll and related expenses.................     185,873        --
  Deferred revenue.....................................      99,605        --
  Short-term borrowings................................          22      4,405
  Note payable to shareholder..........................         --       2,500
                                                        -----------  ---------
    Total current liabilities..........................     327,266     53,567
                                                        -----------  ---------
Convertible note payable...............................     100,000        --
                                                        -----------  ---------
Commitments............................................         --         --
Shareholders' deficit
  Preferred stock, par value $.001 per share; 1,000,000
   shares authorized; none outstanding.................         --         --
  Common stock, no par value; 40,000,000 shares
   authorized; 33,962,500 and 300,000 issued and
   outstanding, respectively...........................         --         300
  Additional paid in capital...........................     978,000    352,700
  Deficit accumulated during development stage.........  (1,220,548)  (404,721)
                                                        -----------  ---------
    Total shareholders' deficit........................    (242,548)   (51,721)
                                                        -----------  ---------
    Total liabilities and shareholders' deficit........ $   184,718  $   1,846
                                                        ===========  =========


   The accompanying notes are an integral part of these financial statements.

                              BIG SCIENCE COMPANY
                        (A Development Stage Enterprise)

                            STATEMENT OF OPERATIONS

                                                                  For the period
                                                                       from
                                                                  July 26, 1997
                                            For the years ended    (inception)
                                               December 31,          through
                                            --------------------   December 31,
                                              1999       1998          1999
                                            ---------  ---------  --------------
Revenues................................... $   7,500  $  32,000   $    39,500
                                            ---------  ---------   -----------
Costs and expenses
  Product development......................   110,184    156,817       267,365
  Sales and marketing......................   400,262    111,494       511,756
  General and administrative...............   311,216    115,112       479,185
                                            ---------  ---------   -----------
    Total costs and expenses...............   821,662    383,423     1,258,306
                                            ---------  ---------   -----------
  Operating loss...........................  (814,162)  (351,423)   (1,218,806)
  Interest expense.........................     1,665         70         1,742
                                            ---------  ---------   -----------
Net loss................................... $(815,827) $(351,493)  $(1,220,548)
                                            =========  =========   ===========




   The accompanying notes are an integral part of these financial statements.

                              BIG SCIENCE COMPANY
                        (A Development Stage Enterprise)

                 STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT

                            Common Stock     Additional
                          -----------------   Paid-in   Subscription Accumulated
                            Shares   Amount   Capital    Receivable    Deficit      Total
                          ---------- ------  ---------- ------------ -----------  ---------
Issued at inception.....       1,000 $ 100    $    900                            $   1,000
Stock split.............      99,000                                                    --
Common stock issued.....     200,000   200       1,800    $(2,000)                      --
Contributed capital from
 services...............                        50,000                               50,000
Net loss................                                             $   (53,228)   (53,228)
                          ---------- -----    --------    -------    -----------  ---------
Balance at December 31,
 1997...................     300,000   300      52,700     (2,000)       (53,228)    (2,228)
Payment of subscription
 receivable.............                                    2,000                     2,000
Contributed capital from
 services...............                       300,000                              300,000
Net loss................                                                (351,493)  (351,493)
                          ---------- -----    --------    -------    -----------  ---------
Balance at December 31,
 1998...................     300,000   300     352,700        --        (404,721)   (51,721)
Sales of common stock...      30,000           400,000                              400,000
Stock split.............  32,670,000  (300)        300                                  --
Sales of common stock...     962,500           175,000                              175,000
Contributed capital from
 services...............                        50,000                               50,000
Net loss................                                                (815,827)  (815,827)
                          ---------- -----    --------    -------    -----------  ---------
Balance at December 31,
 1999...................  33,962,500 $ --     $978,000    $   --     $(1,220,548) $(242,548)
                          ========== =====    ========    =======    ===========  =========


   The accompanying notes are an integral part of these financial statements.

                              BIG SCIENCE COMPANY
                        (A Development Stage Enterprise)

                            STATEMENT OF CASH FLOWS

                                                                     For the
                                                                   period from
                                                                    July 26,
                                                                      1997
                                             For the years ended   (inception)
                                                December 31,         through
                                             --------------------   December
                                               1999       1998      31, 1999
                                             ---------  ---------  -----------
Cash flows from operating activities
  Net loss.................................. $(815,827) $(351,493) $(1,220,548)
  Adjustments to reconcile net loss to net
   cash used in operating activities
    Depreciation and amortization...........     3,358        311        3,758
    Contributed capital from services.......    50,000    300,000      400,000
    Changes in operating assets and
     liabilities
      Deferred project costs................   (84,026)                (84,026)
      Accounts payable......................    (4,892)    46,648       41,766
      Other assets..........................       --         318          --
      Deferred revenue......................    99,605                  99,605
      Accrued payroll and related expenses..   185,873                 185,873
                                             ---------  ---------  -----------
        Net cash used in operating
         activities.........................  (565,909)    (4,216)    (573,572)
                                             ---------  ---------  -----------
Cash flows from investing activities
  Purchases of software and equipment.......   (18,810)      (798)     (20,143)
  Software development costs................   (40,000)                (40,000)
                                             ---------  ---------  -----------
        Net cash used in investing
         activities.........................   (58,810)      (798)     (60,143)
                                             ---------  ---------  -----------
Cash flows from financing activities
  Proceeds from issuance of convertible note
   payable..................................   100,000                 100,000
  Proceeds from borrowings, net.............    (6,883)     3,534           22
  Proceeds from related party note..........    56,000                  56,000
  Repayments of related party note..........   (56,000)                (56,000)
  Issuances of common stock.................   575,000      2,000      578,000
                                             ---------  ---------  -----------
        Net cash provided by financing
         activities.........................   668,113      5,534      678,022
                                             ---------  ---------  -----------
        Net increase in cash................    43,394        520       44,307
Cash, beginning of period...................       913        393          --
                                             ---------  ---------  -----------
Cash, end of period......................... $  44,307  $     913  $    44,307
                                             =========  =========  ===========
Supplemental disclosure of cash flow
 information
  Cash paid during the period for interest.. $   1,315  $      70  $        77
                                             =========  =========  ===========

   The accompanying notes are an integral part of these financial statements.

                              BIG SCIENCE COMPANY
                        (A Development Stage Enterprise)

                         NOTES TO FINANCIAL STATEMENTS

1. Nature of Business and Summary of Significant Accounting Policies

 Nature of business and basis of presentation

   Big Science Company (the "Company") is a Georgia corporation, formed July 26, 1997 as a C corporation. The Company has developed a software designed to improve the internet customer experience through pre-sales and post-sales assistance. KLONE(TM) Server is an application software whose web interface is a simulated, lifelike agent or character that interacts with customers in text or voice using plain English.

   Although the Company has commenced its principal operations, the Company is classified as a development stage enterprise as it has not yet generated significant or sustainable revenues and has a net capital deficiency and has experienced losses since its inception.

 Significant accounting policies

   Revenue recognition

   Revenue recognized since inception was derived in 1998 from licensing fees for use of a test version of the Company's software and in 1999 from a fee related to a demonstration of the Company's software. These licenses were for periods of six months or less and were not subject to refund.

   The Company provides application development services to its customers that are essential to the use of the Company's family of KLONE(TM) Server software products. Such services are subject to client specific acceptance criteria. At the completion of these services, the Company typically enters into a software license and maintenance arrangement with the customer. Due to the short duration of the service period (typically less than three months), the Company utilizes the completed contract method for revenue recognition as prescribed by the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition. As of December 31, 1999, all of the Company's application development service arrangements were in various stages of completion. As a result, the related amounts billed under those arrangements (principally development fees), and the related development costs, are deferred. The Company has received a single license fee payment of $30,000 that is also deferred subject to the final completion of the development project.

   Deferred revenues and deferred project costs

   Deferred revenues represent amounts billed to customers under the terms of their specific application development service arrangements as well as software license fees paid by customers in advance of delivery of the software. Deferred project costs represent the Company's costs incurred under these service arrangements.

   Software and equipment

   Software and equipment consist of computers and software which are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization expense is provided on the straight-line method over the estimated useful life of 3 to 5 years. The accumulated depreciation for the year ended December 31, 1999 is $3,758.

   Software development costs

   Capitalized software development costs consist principally of salaries and certain other costs related to the development of software products capitalized in accordance with the provisions of FAS 86, "Accounting for

                              BIG SCIENCE COMPANY
                        (A Development Stage Enterprise)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed". All costs incurred to establish technological feasibility are expensed as incurred and are classified as product development in the accompanying Statement of Operations.

   The Company released version 1.0 of its KLONE Server product in August 1999. Costs incurred to develop enhancements and additional functionality related to the software were capitalized during the remainder of 1999.

   Income taxes

   The Company accounts for income taxes utilizing the asset and liability approach. Deferred taxes are determined based on the estimated future tax effects of differences between financial reporting and the income tax basis of assets and liabilities given the provisions of the enacted tax laws. A valuation allowance is established against all deferred tax assets until the Company believes it is more likely than not that the benefit will be realized.

   Fair value of financial instruments

   The carrying amounts of financial instruments including cash, accounts payable and accrued expenses approximate fair value. The carrying amounts of borrowings approximate fair value based on current rates of interest available to the Company for loans of similar maturities.

   Comprehensive income

   Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," requires entities to report comprehensive income, which represents the change in equity during a period from non-owner sources. The Company has not incurred any such activity other than the net loss for all periods presented.

   Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. Actual results could differ from those estimates and could materially affect the reported amounts of assets, liabilities and future operating results.

2. Shareholders' Deficit

   The Company has authorized 1,000,000 shares of $.001 par value preferred stock. No shares of preferred stock have been issued.

   In July 1999, the Company declared a 99-for-one stock split of its common stock and eliminated its par value. In December 1997, the Company declared a 99-for-one stock split of its common stock and decreased the par value from $.10 to $.001. Also in December 1997, the Company entered into a stock subscription agreement with two of its founders whereby the Company issued the founders 200,000 post-split common shares for $2,000 ($.01 per share). These individuals vest in 20,000 shares upon execution of the agreement and vest the remaining shares over the next 4 years provided they remain in the employ of the Company. In the event these individuals cease being employed by the Company, the Company will repurchase the non-vested shares from the founders at $.01.

                              BIG SCIENCE COMPANY
                        (A Development Stage Enterprise)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   Since inception and for the years ended December 31, 1999 and 1998, certain shareholders performed services for the Company without receiving cash compensation. The estimated fair value of these services of $50,000 and $300,000 for the years ended December 31, 1999 and 1998, respectively, and $400,000 since inception is reflected as contributed capital and payroll expense in the accompanying financial statements.

3. Borrowings

   Short-term borrowings represent unsecured amounts advanced to the Company by commercial banks. These borrowings accrue interest at an annual rate of 16% and are due on demand.

   On December 15, 1999, the Company issued a convertible note payable to a private investor. The note accrues interest at 8% and is convertible upon the issuance of preferred stock, common stock or in the event of an acquisition of the Company. Pursuant to the terms of the instrument, the Company will convert the note into approximately 225,000 shares of common stock as a result of the acquisition of the Company (see Note 6).

4. Income Taxes

   At December 31, 1999, the Company had net operating loss carryforwards for federal income tax purposes of approximately $777,000. The carryforwards expire principally in 2019. A valuation allowance has been established against the benefit of the net operating loss carryforwards and other deferred tax assets which the Company does not believe are more likely than not to be realized. Under the Tax Reform Act of 1986, the benefit from federal net operating losses is limited when there are cumulative ownership changes of more than 50% over a three-year period, such as the acquisition of the Company as discussed in Note 6.

5. Related Party Transactions

   Since its inception, the Company has paid approximately $20,000 for computer rental and web hosting services to a company owned by the spouse of the Company's president.

   During 1999, the Company borrowed $26,000 from a director and $30,000 from the spouse of the Company's president. Both notes were repaid on December 30, 1999.

   During 1999, the Company paid consulting fees of $70,000 to an individual related to a shareholder of the Company.

6. Subsequent Events

   On March 7, 2000, the Company was acquired by eGain Communications
Corporation.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Sitebridge Corporation

   We have audited the accompanying balance sheets of Sitebridge Corporation (a development stage company) as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity (net capital deficiency), and cash flows for the period from inception (September 10, 1996) to December 31, 1997, the year ended December 31, 1998, and the period from inception (September 10, 1996) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sitebridge Corporation (a development stage company) at December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from inception (September 10, 1996) to December 31, 1997, the year ended December 31, 1998, and the period from inception (September 10, 1996) to December 31, 1998, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP
Palo Alto, California
July 16, 1999

                             SITEBRIDGE CORPORATION
                         (a development stage company)

                                 BALANCE SHEETS

                                                            December 31,
                                                        ----------------------
                                                          1997        1998
                                                        ---------  -----------
Assets
Current assets:
  Cash and cash equivalents............................ $  71,695  $   141,191
  Accounts receivable..................................        --       26,122
  Other current assets.................................     1,500       22,547
                                                        ---------  -----------
Total current assets...................................    73,195      189,860
Property and equipment, net............................     5,040       47,354
Other long-term assets.................................        --       10,500
                                                        ---------  -----------
                                                        $  78,235  $   247,714
                                                        =========  ===========
Liabilities and stockholders' equity (net capital
 deficiency)
Current liabilities:
  Accounts payable and accrued liabilities............. $   9,824  $    33,112
  Deferred revenue.....................................        --       37,045
  Payable to stockholder...............................    10,500           --
                                                        ---------  -----------
Total current liabilities..............................    20,324       70,157
Notes payable..........................................   348,305      430,000
Commitments
Stockholders' equity (net capital deficiency):
  Convertible preferred stock, $0.001 par value,
   1,200,000 shares authorized, issuable in series;
   822,600 shares issued and outstanding at December
   31, 1998 (aggregate liquidation preference of
   $1,480,680 at December 31, 1998)....................        --    1,456,573
  Common stock, $0.001 par value, 4,000,000 shares
   authorized, 777,900 and 801,900 shares issued and
   outstanding at December 31, 1997 and 1998...........    15,195       21,195
  Additional paid-in capital...........................        --       60,000
  Accumulated deficit.................................. (305,589)   (1,790,211)
                                                        ---------  -----------
Stockholders' equity (net capital deficiency)..........  (290,394)    (252,443)
                                                        ---------  -----------
                                                        $  78,235  $   247,714
                                                        =========  ===========

                            See accompanying notes.

                             SITEBRIDGE CORPORATION
                         (a development stage company)

                            STATEMENTS OF OPERATIONS

                         Period from inception               Period from inception
                         (September 10, 1996)   Year ended   (September 10, 1996)
                            to December 31,    December 31,     to December 31,
                                 1997              1998              1998
                         --------------------- ------------  ---------------------
Revenue:
  License...............       $      --       $    59,800        $    59,800
  Service...............              --            50,612             50,612
                               ---------       -----------        -----------
    Total revenue.......              --           110,412            110,412
                               ---------       -----------        -----------
  Costs and expenses:
  Cost of revenues......              --           144,073            144,073
  Research and
   development..........         181,994           792,404            974,398
  Sales, general and
   administrative.......         113,175           588,463            701,638
                               ---------       -----------        -----------
    Total costs and
     expenses...........         295,169         1,524,940         (1,820,109)
                               ---------       -----------        -----------
Loss from operations....        (295,169)       (1,414,528)        (1,709,697)
Interest and other
 expense, net...........         (10,420)          (70,094)           (80,514)
                               ---------       -----------        -----------
Net loss................       $(305,589)      $(1,484,622)       $(1,790,211)
                               =========       ===========        ===========
Basic and diluted net
 loss per share.........       $   (1.06)      $     (1.88)
                               =========       ===========
Weighted-average shares
 outstanding............         289,168           788,701
                               =========       ===========



                            See accompanying notes.

                            SITEBRIDGE CORPORATION
                         (a development stage company)

          STATEMENT OF STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)

                                                                                                   Total
                                                                                               Stockholders'
                          Convertible Preferred Stock  Common Stock   Additional                Equity (Net
                          --------------------------- ---------------  Paid-In   Accumulated      Capital
                            Shares        Amount      Shares  Amount   Capital     Deficit      Deficiency)
                          --------------------------- ------- ------- ---------- ------------  -------------
Issuance of common stock
to founders for
technology and cash in
October 1996............           -- $            -- 720,000 $ 6,000  $    --   $         --   $    6,000
Issuance of common stock
for cash in January
through October 1997 at
per share prices of
$0.03 and $0.25.........           --              --  57,900   9,195       --             --        9,195
Net loss and
comprehensive loss......           --              --      --      --       --       (305,589)    (305,589)
                          ----------- --------------- ------- -------  -------   ------------   ----------
Balance at December 31,
1997....................           --              -- 777,900  15,195       --       (305,589)    (290,394)
Issuance of Series A
preferred stock at $1.80
per share in May 1998,
net of issuance costs of
$24,131.................      510,831         895,389      --      --       --             --      895,389
Issuance of Series A
preferred stock at $1.80
per share in May 1998
upon conversion of
promissory notes and
accrued interest........      311,769         561,184      --      --       --             --      561,184
Issuance of warrant in
May 1998................           --              --      --      --   60,000             --       60,000
Issuance of common stock
for cash in January
through June 1998 at per
share price of $0.25....           --              --  24,000   6,000       --             --        6,000
Net loss and
comprehensive loss......           --              --      --      --       --     (1,484,622)  (1,484,622)
                          ----------- --------------- ------- -------  -------   ------------   ----------
Balance at December 31,
1998....................      822,600 $     1,456,573 801,900 $21,195  $60,000   $ (1,790,211)  $ (252,443)
                          =========== =============== ======= =======  =======   ============   ==========

                            See accompanying notes.

                             SITEBRIDGE CORPORATION
                         (a development stage company)

                            STATEMENTS OF CASH FLOWS

                                     Period from                  Period from
                                      inception                    inception
                                    (September 10,               (September 10,
                                       1996) to     Year ended      1996) to
                                     December 31,  December 31,   December 31,
                                         1997          1998           1998
                                    -------------- ------------  --------------
Operating activities:
Net loss..........................    $ (305,589)  $ (1,484,622)  $ (1,790,211)
Adjustments to reconcile net loss
 to net cash used in operating
 activities:
  Depreciation....................         3,960          7,630         11,590
  Accrued interest converted to
   preferred stock................            --         19,602         19,602
  Warrant amortization............            --         60,000         60,000
  Changes in operating assets and
   liabilities:
    Accounts receivable...........            --        (26,122)       (26,122)
    Other assets..................        (1,500)       (31,547)       (33,047)
    Accounts payable and accrued
     liabilities..................         9,824         23,288         33,112
    Deferred revenue..............            --         37,045         37,045
                                      ----------   ------------   ------------
      Net cash used in operating
       activities.................      (293,305)    (1,394,726)    (1,688,031)
                                      ----------   ------------   ------------
Investing activities:
  Purchases of property and
   equipment......................        (9,000)       (49,944)       (58,944)
                                      ----------   ------------   ------------
      Net cash used in investing
       activities.................        (9,000)       (49,944)       (58,944)
                                      ----------   ------------   ------------
Financing activities:
  Proceeds from issuance of
   preferred stock................            --        895,389        895,389
  Proceeds from issuance of common
   stock..........................        15,195          6,000         21,195
  Proceeds from issuance of notes
   payable........................       348,305        623,277        971,582
  Loan from stockholder...........        10,500        (10,500)            --
                                      ----------   ------------   ------------
      Net cash provided by
       financing activities.......       374,000      1,514,166      1,888,166
                                      ----------   ------------   ------------
Net increase in cash and cash
 equivalents......................        71,695         69,496        141,191
Cash and cash equivalents at
 beginning of period..............            --         71,695             --
                                      ----------   ------------   ------------
Cash and cash equivalents at end
 of period........................    $   71,695   $    141,191   $    141,191
                                      ==========   ============   ============
Supplemental disclosure of cash
 flow information
Promissory notes and accrued
 interest converted into preferred
 stock............................    $       --   $    561,184   $    561,184
                                      ==========   ============   ============
Issuance of warrant...............    $       --   $     60,000   $     60,000
                                      ==========   ============   ============

                            See accompanying notes.

                             SITEBRIDGE CORPORATION
                         (a development stage company)

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

   Sitebridge Corporation ("Sitebridge"), formerly known as Social Science, Inc., develops and deploys mission-critical, Internet-based, front-office applications for sales and service organizations and was incorporated in Delaware on September 10, 1996. The operating results for the period from inception to December 31, 1996 were not material. Sitebridge conducts its business within one industry segment and all operations through December 31, 1998 were based in the United States.

   Since inception, Sitebridge has been engaged primarily in research and development activities in connection with the development of its products. Other activities have included raising capital, recruiting managerial and technical personnel, and establishment of business development and marketing organizations. Accordingly, Sitebridge was classified as a development stage enterprise at December 31, 1998.

   On April 30, 1999, eGain Communications Corporation ("eGain"), acquired Sitebridge (see Note 5). To date, Sitebridge has financed its operations with the net proceeds from private placements of its equity securities. Additional financing through eGain will be required to fund Sitebridge's operations and market its products.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ materially from these estimates.

Cash and Cash Equivalents

   Sitebridge considers all highly liquid investments with a maturity from date of purchase of three months or less to be cash equivalents.

Concentration of Credit Risk and Significant Customers

   Financial instruments that subject Sitebridge to concentrations of credit risk consist principally of cash investments and accounts receivable. Sitebridge invests cash which is not required for immediate operating needs principally in money market funds, which bear minimal risk.

   At December 31, 1998, 3 customers represented 84% of the total balance of accounts receivable. For the year ended December 31, 1998, 3 customers accounted for 27%, 15%, and 9% of total revenue.

Property and Equipment

   Property and equipment are stated at cost, net of accumulated amortization and depreciation. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, typically three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated life of the asset or the remaining term of the lease.

                             SITEBRIDGE CORPORATION
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


Revenue Recognition

   Revenue from license fees and from sales of software products is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant Sitebridge obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable. Revenue is deferred in cases where the license arrangement calls for future delivery of products or services for which Sitebridge does not have vendor-specific objective evidence to allocate a portion of the total fee to the undelivered element. In such cases, revenue is recognized when the undelivered elements are delivered or vendor-specific objective evidence of the undelivered elements becomes available.

   Service revenue consists of consulting services, training, and maintenance, which includes product updates and technical support. Consulting service and training revenue is generally recognized as services are performed. Maintenance revenue is recognized ratably over the term of the agreement. In instances where software license agreements include a combination of consulting services, training, and maintenance, these separate elements are unbundled from the arrangement based on the element's relative fair value.

Software Development Costs

   Software development costs are included in research and development and are expensed as incurred until technological feasibility is achieved. To date, the period between achieving technological feasibility and general availability of software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, Sitebridge has not capitalized any software development costs.

Stock-Based Compensation

   Sitebridge accounts for its stock-based compensation arrangements with employees using the intrinsic value method. Deferred stock-based compensation is recorded on the date of grant when the deemed fair value of the underlying common stock exceeds the exercise price for stock options.

Comprehensive Loss

   Sitebridge has no material components of other comprehensive loss and, accordingly, the comprehensive loss is the same as net loss for all periods presented.

Net Loss Per Share

   Basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period. Had Sitebridge been in a net income position, diluted earnings per share would have included the shares used in the computation of basic net loss per share as well as the impact of outstanding options and warrants to purchase an additional 291,035 and 586,806 shares, prior to the application of the treasury stock method, for the period from inception (September 10, 1996) to December 31, 1997 and the year ended December 31, 1998. Such shares have been excluded because they are antidilutive for all periods presented. Shares of convertible preferred stock have been excluded from the computation.

                             SITEBRIDGE CORPORATION
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   A reconciliation of shares used in the calculation of basic and diluted net loss per share follows:

                                                    Period from
                                                     inception
                                                   (September 10,
                                                      1996) to     Year ended
                                                    December 31,  December 31,
                                                        1997          1998
                                                   -------------- ------------
   Net loss.......................................   $(305,589)   $(1,484,622)
                                                     ---------    -----------
   Basic and diluted:
     Weighted-average shares of common stock
      outstanding.................................     851,668      1,171,201
     Less weighted-average shares subject to
      repurchase..................................    (562,500)      (382,500)
                                                     ---------    -----------
     Shares used in computing basic and diluted
      net loss per share..........................     289,168        788,701
                                                     =========    ===========
   Basic and diluted net loss per share...........   $   (1.06)   $     (1.88)
                                                     =========    ===========

Recent Accounting Pronouncements

   In June 1998, the FASB issued Statement of Financial Accounting Standard No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," which will be effective for the year ending December 31, 2000. This statement establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. Sitebridge believes the adoption of SFAS 133 will not have a material effect on the financial statements, since it currently does not invest in derivative instruments and engage in hedging activities.

   In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires that entities capitalize certain costs related to internal use software once certain criteria have been met. Sitebridge is required to implement SOP 98-1 for the year ending December 31, 2000. Adoption of SOP 98-1 is expected to have no material impact on Sitebridge's financial condition or results of operations.

2. PROPERTY AND EQUIPMENT

   Property and equipment consists of the following:

                                                                  December 31,
                                                                 --------------
                                                                  1997   1998
                                                                 ------ -------
   Furniture and equipment...................................... $9,000 $43,944
   Leasehold improvements.......................................     --  15,000
                                                                 ------ -------
                                                                  9,000  58,944
   Less accumulated depreciation................................  3,960  11,590
                                                                 ------ -------
   Property and equipment, net.................................. $5,040 $47,354
                                                                 ====== =======

                             SITEBRIDGE CORPORATION
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


3. CONVERTIBLE BRIDGE NOTES

   In 1997 and 1998, Sitebridge issued convertible bridge notes to investors. The convertible notes accrued interest at a rate of 5.63% per year and were convertible into preferred stock at the Company's option. In May 1998, convertible notes in the amount of $541,582 plus accrued interest of $19,602 were exchanged for 311,769 shares of Series A convertible preferred stock at a price of $1.80 per share.

   In October 1998, Sitebridge issued a convertible bridge note in the amount of $250,000 which was outstanding at December 31, 1998. The convertible note accrued interest at 5.06% per year and was convertible into preferred stock at a price of $4.00 per share. The principle and accrued interest related to the note was converted into 64,302 shares of Series A convertible preferred stock in April 1999.

   In December 1998, Sitebridge issued a promissory note in the amount of $180,000 which was outstanding at December 31, 1998. The note accrues interest at 5.0% per year and is payable on January 31, 2000, as amended.

   In connection with the issuance of the convertible notes, Sitebridge issued warrants to purchase both preferred and common stock (see Note 5).

4. COMMITMENTS

Operating Lease Commitments

   Sitebridge leases its facilities under noncancelable operating leases expiring in March 2003. Rent expense for facilities under operating leases was $13,859 and $45,660 for the period from inception (September 10, 1996) to December 31, 1997 and the year ended December 31, 1998. Future minimal rental commitments under operating leases at December 31, 1998 are as follows:

   1999................................................................ $ 67,500
   2000................................................................   70,500
   2001................................................................   76,500
   2002................................................................   78,000
   2003................................................................   19,500
                                                                        --------
                                                                        $312,000
                                                                        ========

5. STOCKHOLDERS' EQUITY

Convertible Preferred Stock

   Sitebridge's Certificate of Incorporation provides for the issuance of up to 1,200,000 shares of convertible preferred stock, 889,667 shares of which have been designated as Series A.

   Each share of Series A preferred stock is convertible, at the option of the holder, into a share of common stock, on a one-for-one basis, subject to certain adjustments for dilution, if any, resulting from future stock issuances. Additionally, the preferred shares automatically convert into common stock concurrent with the closing of an underwritten public offering of common stock under the Securities Act of 1933 in which Sitebridge receives at least $15,000,000 in net proceeds and the price per share is at least $1.80 (subject to adjustment for a recapitalization or certain other stock adjustments).

                             SITEBRIDGE CORPORATION
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

   Series A preferred stockholders are entitled to annual noncumulative dividends, before and in preference to any dividends paid on common stock, when and as declared by the board of directors. No dividends have been declared through December 31, 1998.

   The Series A preferred stockholders are entitled to receive, upon liquidation or merger, a distribution of $1.80 per share (subject to adjustment for a recapitalization) plus all declared but unpaid dividends. Thereafter, the remaining assets and funds, if any, shall be distributed ratably on a per-share basis among the common stockholders and the Series A preferred stockholders.

   The Series A preferred stockholders have voting rights equal to the common shares they would own upon conversion.

   As of December 31, 1998, Sitebridge has reserved 960,102 shares of common stock for issuance upon conversion of its Series A preferred stock.

Common Stock

   In October 1996, Sitebridge issued 720,000 shares of common stock to founders for technology and cash. The common stock is subject to repurchase upon termination of employment. Sitebridge's repurchase right lapses ratably over four years with respect to such shares. At December 31, 1998, approximately 315,000 shares were subject to repurchase.

Warrants

   Sitebridge had the following warrants to purchase shares of preferred and common stock outstanding at December 31, 1998:

Number of                           Exercise Price              Expiration of
 Shares           Stock Type          Per Share    Date Issued    Warrants
---------  ------------------------ -------------- ------------ -------------
 66,667    Series A preferred stock     $1.80          May 1998 May 2003
 16,771    Common stock                 $0.50      October 1998 October 2001

   Outstanding warrants are exercisable immediately prior to the close of business on the date of its surrender. The warrants were appraised at the date of issuance or the date when all terms were fixed, and additional interest expense of $60,000 was recorded during 1998.

   Warrants to purchase 36,109 shares of Series A preferred stock were exercised in 1998 as part of the Series A preferred stock financing.

1997 Stock Plan

   In May 1997, the board of directors adopted the 1997 Stock Plan (the "Plan") for issuance of options of common stock to eligible participants. Options granted may be either incentive stock options or nonstatutory stock options. Incentive stock options may be granted to employees with exercise prices of no less than the fair value and nonstatutory options may be granted to eligible participants at exercise prices as determined by the plan administrator. Options generally vest at the rate of 25% after one year from the date of grant, with the remaining balance vesting monthly over the next four years with a term of 10 years. Sitebridge has reserved 650,000 shares of common stock for the grant of options under the Plan.

                             SITEBRIDGE CORPORATION
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   Pro forma information regarding net loss is required by SFAS 123, and has been determined as if Sitebridge had accounted for its employee stock options under the fair value method as specified by SFAS 123. The fair value of these options was estimated at the date of grant using the minimum value method with the following weighted-average assumptions: no dividends; an expected life of five years; and a risk-free interest rate of approximately 5.5% for the periods ended December 31, 1997 and 1998.

   The effect of applying the FASB statement's minimum value method to Sitebridge's stock options granted did not result in pro forma net loss amounts that are materially different from the reported historical amounts. Therefore, such pro forma information is not separately presented herein. Future pro forma net income (loss) results may be materially different from actual amounts reported.

   A summary of activity under Sitebridge's stock plan was as follows:

                                                                  Weighted-
                                      Shares Available             Average
                                         for Grant     Options  Exercise Price
                                      ---------------- -------  --------------
   Shares authorized for issuance....      220,000          --
     Additional authorization........      150,000          --
     Options granted.................     (296,035)    296,035      $0.17
     Options canceled................        5,000      (5,000)     $0.25
                                          --------     -------
   Balance at December 31, 1997......       78,965     291,035      $0.17
     Additional authorization........      280,000         --
     Options granted.................     (347,597)    347,597      $0.25
     Options canceled................       68,542     (68,542)     $0.25
                                          --------     -------
   Balance at December 31, 1998......       79,910     570,090      $0.21
                                          ========     =======

          Options Outstanding
     --------------------------------             Weighted-
                         Options                   Average                  Options
     Exercise         Outstanding at              Remaining              Exercisable at
      Price            December 31,              Contractual              December 31,
      Range                1998                     Life                      1998
     --------         --------------             -----------             --------------
                                                 (In years)
     $0.03               102,774                    7.62                         --
     $0.25               467,316                    9.19                     63,170

   The weighted-average fair value of options granted during the period ended December 31, 1997 was $0.03. It was $0.04 per share for options granted during the year ended December 31, 1998.

6. INCOME TAXES

   As of December 31, 1998, Sitebridge had federal net operating loss carryforwards of approximately $1,700,000. The net operating loss and credit carryforwards will expire at various dates beginning in 2011 through 2018, if not utilized.

   Utilization of the net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

   As of December 31, 1997 and 1998, Sitebridge had deferred tax assets of approximately $100,000 and $900,000. The net deferred tax assets have been fully offset by a valuation allowance. The net valuation

                             SITEBRIDGE CORPORATION
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

allowance increased by $800,000 during the year ended December 31, 1998. Deferred tax assets relate primarily to net operating loss carryforwards, and deferred compensation not currently deductible.

   SFAS 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes Sitebridge's historical operating performance and the reported cumulative net losses through December 31, 1998, Sitebridge has provided a full valuation allowance against its net deferred tax assets.

7. SUBSEQUENT EVENTS (UNAUDITED)

Borrowings

   During 1999, Sitebridge issued a promissory note in the amount of $200,000, which accrues interest at 5% per year and is payable on January 31, 2000.

Acquisition

   On April 30, 1999, eGain acquired all the outstanding shares of Sitebridge's common and preferred stock. Outstanding options and warrants to purchase Sitebridge's common and preferred stock have been assumed by eGain.

                                                                      APPENDIX A

                               AGREEMENT AND PLAN

                                   OF MERGER

                                     AMONG

                             INFERENCE CORPORATION,

                        EGAIN COMMUNICATIONS CORPORATION

                                      AND

                           INTREPID ACQUISITION CORP.

                           Dated as of March 16, 2000

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
 ARTICLE I The Merger....................................................  A-1
    Section 1.1  The Merger.............................................   A-1
    Section 1.2  Conversion of Shares...................................   A-2
    Section 1.3  Surrender and Payment..................................   A-3
    Section 1.4  Stock Options..........................................   A-4
    Section 1.5  Adjustments............................................   A-5
    Section 1.6  Fractional Shares......................................   A-5
    Section 1.7  Withholding Rights.....................................   A-5
    Section 1.8  Lost Certificates......................................   A-5

 ARTICLE II Certain Governance Matters...................................  A-6
                 Certificate of Incorporation of the Surviving
    Section 2.1  Corporation............................................   A-6
    Section 2.2  Bylaws of the Surviving Corporation....................   A-6
    Section 2.3  Directors and Officers of the Surviving Corporation....   A-6

 ARTICLE III Representations and Warranties of the Company...............  A-6
    Section 3.1  Organization and Qualification.........................   A-6
    Section 3.2  Capitalization.........................................   A-6
    Section 3.3  Authority..............................................   A-7
    Section 3.4  Governmental Authorization.............................   A-7
    Section 3.5  Non-Contravention......................................   A-7
    Section 3.6  Subsidiaries...........................................   A-8
    Section 3.7  SEC Filings............................................   A-8
    Section 3.8  Financial Statements...................................   A-9
    Section 3.9  Disclosure Documents...................................   A-9
    Section 3.10 Absence of Certain Changes.............................   A-9
    Section 3.11 No Undisclosed Material Liabilities....................  A-10
    Section 3.12 Litigation.............................................  A-10
    Section 3.13 Taxes..................................................  A-10
    Section 3.14 Employee Benefit Plans.................................  A-11
    Section 3.15 Compliance with Laws...................................  A-12
    Section 3.16 Finders' or Advisors' Fees.............................  A-12
    Section 3.17 Environmental Matters..................................  A-12
    Section 3.18 Labor Matters..........................................  A-12
    Section 3.19 Title to Property......................................  A-13
    Section 3.20 Real Property..........................................  A-13
    Section 3.21 Management Payments; Vesting...........................  A-14
    Section 3.22 Insurance..............................................  A-14
    Section 3.23 Intellectual Property..................................  A-14
    Section 3.24 Year 2000 Compliance...................................  A-15
    Section 3.25 Opinion of Financial Advisor...........................  A-15

                                                                            Page
                                                                            ----
    Section 3.26 Tax Treatment............................................  A-15
    Section 3.27 Takeover Statutes........................................  A-15

 ARTICLE IV Representations and Warranties of Acquirer and Merger
  Subsidiary............................................................... A-15
    Section 4.1  Organization and Qualification...........................  A-15
    Section 4.2  Capitalization...........................................  A-15
    Section 4.3  Authority................................................  A-16
    Section 4.4  Governmental Authorization...............................  A-16
    Section 4.5  Non-Contravention........................................  A-16

    Section 4.6  SEC Filings..............................................  A-16
    Section 4.7  Disclosure Documents.....................................  A-17
    Section 4.8  Litigation...............................................  A-17
    Section 4.9  Employee Benefit Plans...................................  A-17
    Section 4.10 Compliance with Laws.....................................  A-18
    Section 4.11 Finders' or Advisors' Fees...............................  A-18
    Section 4.12 Tax Treatment............................................  A-18
    Section 4.13 Vote Required............................................  A-18
    Section 4.14 Absence of Certain Changes...............................  A-18
    Section 4.15 No Undisclosed Material Liabilities......................  A-18
    Section 4.16 Litigation...............................................  A-19
    Section 4.17 Insurance................................................  A-19

 ARTICLE V Covenants of the Company........................................ A-19
    Section 5.1  Conduct of Business of the Company.......................  A-19
    Section 5.2  No Solicitation..........................................  A-20
    Section 5.3  Stockholders' Meetings...................................  A-21

 ARTICLE VI Covenants of Acquirer.......................................... A-22
    Section 6.1  Conduct of Business of Acquirer..........................  A-22
    Section 6.2  Indemnification..........................................  A-22
    Section 6.3  NNM Listings.............................................  A-22
    Section 6.4  Employee Matters.........................................  A-22

 ARTICLE VII Covenants of Acquirer and the Company......................... A-23
    Section 7.1  Access to Information....................................  A-23
    Section 7.2  Registration Statement and Proxy Statement...............  A-23
    Section 7.3  Reasonable Efforts; Other Actions........................  A-24
    Section 7.4  Public Announcements.....................................  A-24
    Section 7.5  Notification of Certain Matters..........................  A-24
    Section 7.6  Expenses.................................................  A-24
    Section 7.7  Affiliates...............................................  A-24
    Section 7.8  Tax-Free Reorganization Treatment........................  A-24

                                                                          Page
                                                                          ----
 ARTICLE VIII Conditions to the Merger................................... A-25
    Section 8.1  Conditions to the Obligations of Each Party............  A-25
                 Conditions to the Obligations of Acquirer and Merger
    Section 8.2  Subsidiary.............................................  A-25
    Section 8.3  Conditions to the Obligations of the Company...........  A-26

 ARTICLE IX Termination.................................................. A-27
    Section 9.1  Termination............................................  A-27
    Section 9.2  Termination by Acquirer................................  A-27
    Section 9.3  Termination by the Company.............................  A-27
    Section 9.4  Procedure for Termination..............................  A-28
    Section 9.5  Effect of Termination..................................  A-28

 ARTICLE X Miscellaneous................................................. A-29
    Section 10.1 Notices................................................  A-29
    Section 10.2 Non-Survival of Representations and Warranties.........  A-29
    Section 10.3 Amendments; No Waivers.................................  A-29
    Section 10.4 Successors and Assigns.................................  A-30
    Section 10.5 Governing Law..........................................  A-30
    Section 10.6 Jurisdiction...........................................  A-30

    Section 10.7  Waiver of Jury Trial....................................  A-30
    Section 10.8  Counterparts; Effectiveness.............................  A-30
    Section 10.9  Entire Agreement........................................  A-30
    Section 10.10 Captions................................................  A-30
    Section 10.11 Severability............................................  A-30

 SCHEDULES
    1.4           Company Stock Option Plans
    3.5           Non-Contravention (Company)
    3.6           Subsidiaries
    3.10          Changes (Company)
    3.11(c)       Undisclosed Liabilities (Company)
    3.13          Taxes
    3.14          Company Employee Benefit Plans
    3.20          Real Property
    3.21          Management Payments
    3.22          Insurance
    4.5           Non-Contravention (Acquirer)
    4.9           Acquirer Employee Benefit Plans
    4.14          Changes (Acquirer)
    4.15(c)       Undisclosed Liabilities (Acquirer)
    8.1(d)        Third Party Approvals

 EXHIBITS

                          AGREEMENT AND PLAN OF MERGER

   THIS AGREEMENT AND PLAN OF MERGER, dated as of March 16, 2000 (the "Agreement"), is by and among INFERENCE CORPORATION, a Delaware corporation (the "Company"), EGAIN COMMUNICATIONS CORPORATION, a Delaware corporation ("Acquirer"), and INTREPID ACQUISITION CORP., a newly formed Delaware corporation and wholly owned subsidiary of Acquirer. Acquirer and the Company are hereinafter sometimes collectively referred to as the "Constituent Corporations."

   RECITALS:

   A. The respective Boards of Directors of Acquirer, Merger Subsidiary, and the Company have approved this Agreement, and deem it advisable and in the best interests of each corporation and its respective stockholders to consummate the merger of Merger Subsidiary with and into the Company upon the terms and subject to the conditions of this Agreement; and

   B. It is intended that the Merger qualify as a tax-free reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and be accounted for as a purchase; and

   C. Each of the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby:

  NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants, agreements and conditions contained herein, the parties hereto agree as follows:

                                   ARTICLE I

                                   The Merger

  Section 1.1 The Merger.

   (a) In accordance with the provisions of this Agreement and the General Corporation Law of the State of Delaware (the "Delaware Law"), at the Effective Time, Merger Subsidiary shall be merged (the "Merger") with and into the Company, whereupon the separate existence of Merger Subsidiary shall cease and the Company shall be the surviving corporation (hereinafter sometimes called the "Surviving Corporation") in the Merger.

   (b) As soon as practicable after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger, the Company and Merger Subsidiary shall file a certificate of merger with the Secretary of State of the State of Delaware and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the certificate of merger (the "Effective Time").

   (c) From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of the Company and Merger Subsidiary, all as provided under the Delaware Law.

   (d) The closing of the Merger (the "Closing") shall take place at the offices of Pillsbury Madison & Sutro LLP, 2550 Hanover Street, Palo Alto, California as soon as practicable, but in any event within three (3) business days after the day on which the last to be fulfilled or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions) shall be fulfilled or waived in accordance with this Agreement or at such other time, place and date as is mutually agreed to in writing by the parties hereto. The date of the Closing is referred to in this Agreement as the "Closing Date."

   Section 1.2 Conversion of Shares.

   (a) As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

     (i) Each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $.001 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted, and such shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

     (ii) Each share of Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share, of the Company (each a "Company Share") held by the Company as treasury stock or owned by Acquirer or any subsidiary of Acquirer shall be cancelled, and no payment shall be made with respect thereto.

     (iii) Each Company Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in Section 1.2(a)(ii), by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive 0.1865 (the "Exchange Ratio") shares of fully paid and nonassessable common stock, par value $.001 per share, of Acquirer ("Acquirer Common Stock"), subject to adjustment as provided below.

     (iv) If, the Average Share Price (as defined herein) is greater than fifty-nine dollars twenty-nine and seven tenths cents ($59.297) per share, then the Exchange Ratio shall be adjusted to equal:

                             [(0.1865) X (59.297)]
                                ---------------
                              Average Share Price

                        (rounded to four decimal places)

     (v) If, the Average Share Price is less than forty-eight dollars fifty-one and six tenths cents ($48.516) per share, then the Exchange Ratio shall be adjusted to equal:

                             [(0.1865) X (48.516)]
                                ---------------
                              Average Share Price

                        (rounded to four decimal places)

   The "Average Share Price" shall be equal to the average closing price of Acquirer's Common Stock listed on the Nasdaq National Market for the twenty
(20) consecutive trading days ending on the third trading day prior to the Closing Date.

   (b) From and after the Effective Time, all Company Shares converted in accordance with Section 1.2(a)(iii) shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration (as defined below), as applicable, and any dividends payable pursuant to Section 1.3(f). From and after the Effective Time, all certificates representing the common stock of Merger Subsidiary shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with
Section 1.2(a)(i).

   (c) The Acquirer Common Stock to be received as consideration pursuant to the Merger by each holder of Company Shares (together with cash in lieu of fractional shares of Acquirer Common Stock as specified below) is referred to herein as the "Merger Consideration."

   (d) For purposes of this Agreement, the word "Subsidiary" when used with respect to any Person means any other Person, whether incorporated or unincorporated, of which (i) more than fifty percent of the securities or other ownership interests or (ii) securities or other interests having by their terms ordinary voting power to elect more than fifty percent of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly owned or controlled by such Person or by any one or more of its Subsidiaries. For purposes of this Agreement, "Person" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

   Section 1.3 Surrender and Payment.

   (a) Prior to the Effective Time, Acquirer shall appoint an agent reasonably acceptable to the Company (the "Exchange Agent") for the purpose of exchanging certificates representing Company Shares (the "Certificates") for the Merger Consideration. Acquirer will make available to the Exchange Agent, as needed, the Merger Consideration to be paid in respect of the Company Shares. Promptly after the Effective Time, Acquirer will send, or will cause the Exchange Agent to send, to each holder of record at the Effective Time of Company Shares a letter of transmittal for use in such exchange (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent) in such form as the Company and Acquirer may reasonably agree, for use in effecting delivery of Company Shares to the Exchange Agent.

   (b) Each holder of Company Shares that have been converted into a right to receive the Merger Consideration, upon surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, will be entitled to receive the Merger Consideration in respect of the Company Shares represented by such Certificate. Until so surrendered, each such Certificate shall, after the Effective Time, represent for all purposes only the right to receive such Merger Consideration.

   (c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the Certificate is registered, it shall be a condition to such payment that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

   (d) After the Effective Time, there shall be no further registration of transfers of Company Shares. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article I.

   (e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 1.3(a) that remains unclaimed by the holders of Company Shares one year after the Effective Time shall be returned to Acquirer, upon demand, and any such holder who has not exchanged such holder's Company Shares for the Merger Consideration in accordance with this Section 1.3 prior to that time shall thereafter look only to Acquirer for payment of the Merger Consideration in respect of such holder's Company Shares. Notwithstanding the foregoing, Acquirer shall not be liable to any holder of Company Shares for any amount paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of Company Shares three years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental entity) shall, to the extent permitted by applicable law, become the property of Acquirer free and clear of any claims or interest of any Person previously entitled thereto.

   (f) No dividends or other distributions with respect to Acquirer Common Stock issued in the Merger shall be paid to the holder of any unsurrendered Certificates until such Certificates are surrendered as provided in this
Section 1.3. Subject to the effect of applicable laws, following such surrender, there shall be paid, without interest, to the record holder of the Acquirer Common Stock issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of such Acquirer Common Stock with a record date on or after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable in respect of such Acquirer Common Stock with a record date on or after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of Acquirer Common Stock, all Acquirer Common Stock to be issued pursuant to the Merger (but not options therefor issued pursuant to Section 1.4 unless actually exercised at the Effective Time) shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

   Section 1.4 Stock Options.

   (a) At the Effective Time, each outstanding option to purchase Company Shares (a "Company Stock Option") granted under the Company's plans identified in Schedule 1.4 as being the only compensation or benefit plans or agreements pursuant to which Company Shares may be issued (collectively, the "Company Stock Option Plans"), whether vested or not vested, shall be deemed assumed by Acquirer and shall thereafter be deemed to constitute an option to acquire, on the same terms and conditions (including any provisions for acceleration) as were applicable under such Company Stock Option prior to the Effective Time (in accordance with the past practice of the Company with respect to interpretation and application of such terms and conditions), the number (rounded down to the nearest whole number) of shares of Acquirer Common Stock determined by multiplying (x) the number of Company Shares subject to such Company Stock Option immediately prior to the Effective Time by (y) the Exchange Ratio, at a price per share of Acquirer Common Stock (rounded up to the nearest whole cent) equal to (A) the exercise price per Company Share otherwise purchasable pursuant to such Company Stock Option divided by (B) the Exchange Ratio. The parties intend that the conversion of the Company Stock Options hereunder will meet the requirements of section 424(a) of the Code and this Section 1.4(a) shall be interpreted consistent with such intention. Subject to the terms of the Company Options and the documents governing such Company Stock Options, the Merger will not terminate or accelerate any Company Stock Option or any right of exercise, vesting or repurchase relating thereto with respect to Acquirer Common Stock acquired upon exercise of such assumed Company Stock Option. Holders of Company Stock Options will not be entitled to acquire Company Shares after the Merger. In addition, prior to the Effective Time, the Company will make any amendments to the terms of such stock option or compensation plans or arrangements that are necessary to give effect to the transactions contemplated by this Section 1.4. The Company represents that no consents are necessary to give effect to the transactions contemplated by this Section 1.4.

   (b) Acquirer shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Acquirer Common Stock for delivery pursuant to the terms set forth in this Section 1.4.

   (c) At the Effective Time, each award or account (including restricted stock, stock equivalents and stock units, but excluding Company Stock Options) outstanding as of the date hereof ("Company Award") that has been established, made or granted under any employee incentive or benefit plans, programs or arrangements and non-employee director plans maintained by the Company on or prior to the date hereof which provide for grants of equity-based awards or equity-based accounts shall be amended or converted into a similar instrument of Acquirer, in each case with such adjustments to the terms and conditions of such Company Awards as are appropriate to preserve the value inherent in such Company Awards with no detrimental effects on the holders thereof. The other terms and conditions of each Company Award, and the plans or agreements under which they were issued, shall continue to apply in accordance with their terms and conditions, including any provisions for acceleration (as such terms and conditions have been interpreted and applied by the Company in accordance with its past practice). The Company represents that (i) there are no Company Awards or Company Stock Options other than those reflected in Section 3.2 and (ii) all employee incentive or benefit plans, programs or arrangements and non-employee director plans under which any Company Award has been established, made or granted and all Company Stock Option Plans are disclosed in Schedule 1.4.

   (d) At the Effective Time, Acquirer shall file with the Securities and Exchange Commission (the "SEC") a registration statement on an appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act of 1933, as amended (the "1933 Act"), with respect to the Acquirer Common Stock subject to options and other equity-based awards issued pursuant to this Section 1.4, and shall use its reasonable efforts to maintain the current status of the prospectus contained therein, as well as comply with any applicable state securities or "blue sky" laws, for so long as such options or other equity-based awards remain outstanding.

   Section 1.5 Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Acquirer or the Company (other than as contemplated in Section 3.2 or Section 4.2 or permitted under this Agreement) shall occur, including, without limitation, by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the Merger Consideration shall be appropriately adjusted.

   Section 1.6 Fractional Shares.

   (a) No fractional shares of Acquirer Common Stock shall be issued in the Merger. All fractional shares of Acquirer Common Stock that a holder of Company Shares would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive from the Exchange Agent, in lieu thereof, an amount in cash determined by multiplying the closing price of one share of Acquirer Common Stock on the Nasdaq National Market ("NNM") on the trading day immediately prior to the Closing Date by the fraction of a share of Acquirer Common Stock to which such holder would otherwise have been entitled. The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained for consideration but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting problems that would otherwise be caused by the issuance of fractional shares. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Acquirer, and Acquirer shall deposit or cause to be deposited with the Exchange Agent such amount and shall cause the Exchange Agent to make available such amounts to such holders of fractional interests without interest.

   Section 1.7 Withholding Rights. Each of the Surviving Corporation and Acquirer shall be entitled to deduct and withhold from the consideration otherwise payable to any person pursuant to this Article I such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or Acquirer, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Shares in respect of which such deduction and withholding was made by the Surviving Corporation or Acquirer, as the case may be.

   Section 1.8 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such person of a bond, in such reasonable amount as the Exchange Agent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the Company Shares represented by such Certificate as contemplated by this Article I.

                                   ARTICLE II

                           Certain Governance Matters

   Section 2.1 Certificate of Incorporation of the Surviving Corporation. The certificate of incorporation of Merger Subsidiary in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable law.

   Section 2.2 Bylaws of the Surviving Corporation. The bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

   Section 2.3 Directors and Officers of the Surviving Corporation. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (a) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation, and (b) the officers of Merger Sub at the Effective Time shall be the officers of the Surviving Corporation.

                                  ARTICLE III

                 Representations and Warranties of the Company

   Except as disclosed in a letter delivered by the Company to Acquirer immediately prior to the execution of this Agreement and signed by a duly authorized officer of the Company (the "Company Disclosure Letter"), the Company represents and warrants, to and for the benefit of, Acquirer as follows:

   Section 3.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its respective properties and to carry on its business as now being conducted.

   The Company is qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which the nature of its business requires such qualification, except where the failure to be so qualified or in good standing which, taken together with all other such failures, would not have a Material Adverse Effect on the Company.
For purposes of this Agreement, the term "Material Adverse Effect" with respect to any Person means a material adverse effect on the business, financial condition, properties, assets, liabilities, or results of operations of such Person and its Subsidiaries, taken as a whole, except to the extent that any such change or effect results from (i) changes in general economic conditions or changes affecting the industry generally in which such Person operates or
(ii) the direct effect of the public announcement or pendency of the transactions contemplated hereby.

   The Company has delivered or made available to Acquirer true and complete copies of the Company's certificate of incorporation and bylaws, as amended to the date hereof.

   Section 3.2 Capitalization. The authorized capital stock of the Company consists of 25,000,000 shares of Class A Common Stock, par value $0.01 per share, 2,000,000 shares of Class B Common Stock, par value $0.01 per share, and 2,000,000 shares of undesignated Preferred Stock, par value $0.01 per share. As of March 15, 2000, (i) 7,864,737 shares of Class A Common stock were issued and outstanding, (ii) 0 shares of Class B Common Stock were issued and outstanding, no shares of Preferred Stock were issued and outstanding, (iii) no Company Shares were held in the treasury of the Company or any of its Subsidiaries, and
(iv) 3,321,616 Company Shares are reserved for issuance pursuant to the Company Option Plans, of which employee stock options to purchase 2,443,222 Company Shares are outstanding and 433,003 are available for future grant (of which options to purchase an aggregate of 604,067 shares were exercisable). As of March 15,

2000, 500,000 Company Shares were reserved under the Company's Employee Stock Purchase Plan, of which 318,810 shares have been granted. All the outstanding shares of the Company's capital stock are, and all Company Shares that may be issued pursuant to the exercise of outstanding employee stock options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable. Except as disclosed in this Section 3.2 and except for changes since the close of business on March 15, 2000 resulting from the exercise of employee stock options outstanding on such date or options granted as permitted by Section 5.1, there are outstanding (x) no shares of capital stock or other voting securities of the Company, (y) no securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, and (z) no options, warrants or other rights to acquire from the Company, and no preemptive or similar rights, subscription or other rights, convertible securities, agreements, arrangements or commitments of any character, relating to the capital stock of the Company, obligating the Company to issue, transfer or sell, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or obligating the Company to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment (the items in clauses (x), (y) and (z) being referred to collectively as the "Company Securities"). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. There are not as of the date hereof and there will not be at the Effective Time any stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of the capital stock of the Company or any agreements, arrangements, or other understandings to which the Company or any of its Subsidiaries is a party or by which it is bound that will limit in any way the solicitation of proxies by or on behalf of the Company from, or the casting of votes by, the stockholders of the Company with respect to the Merger.

   Section 3.3 Authority. The Company has full corporate power and authority to execute and deliver this Agreement and, subject to the requisite approval of its stockholders, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Company's Board of Directors, and other than the requisite approval by its stockholders, no other corporate proceedings are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes a legal, valid and binding agreement of the other parties hereto, it constitutes a legal, valid and binding agreement of the Company, enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

   Section 3.4 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger by the Company require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than (a) the filing of a certificate of merger in accordance with Delaware Law, (b) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), (c) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), (d) compliance with any applicable requirements of the 1933 Act and state securities laws, and (e) other actions or filings which if not taken or made would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

   Section 3.5 Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (a) assuming compliance with the matters referred to in Section 3.3, contravene or conflict with the certificate of incorporation or bylaws of the Company, (b) assuming compliance with the matters referred to in Section 3.4, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to the Company or any of its Subsidiaries, (c) constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of the Company or any of its Subsidiaries or to a loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement, contract or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit or other similar authorization held by the Company or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, except for such contraventions, conflicts or violations referred to in clause (b) or defaults, rights of termination, cancellation or acceleration, or losses or Liens referred to in clause (c) or (d) that would not, individually or in the aggregate, have a Material Adverse Effect on the Company. For purposes of this Agreement, "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset other than any such mortgage, lien, pledge, charge, security interest or encumbrance (i) for Taxes (as defined in Section 3.13) not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Company Balance Sheet (as such term is defined in Section 3.8), as the case may be) or (ii) which is a carriers', warehousemen's, mechanics', materialmen's, repairmen's or other like lien arising in the ordinary course of business. Except as disclosed in
Schedule 3.5, neither the Company nor any Subsidiary of the Company is a party to any agreement that expressly limits the ability of the Company or any Subsidiary of the Company, or would limit Acquirer or any Subsidiary of Acquirer after the Effective Time, to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time except to the extent that any such limitation, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on Acquirer after the Effective Time.

   Section 3.6 Subsidiaries. Each of the Company's Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite power and authority (corporate and other) to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of the Subsidiaries is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on the Company. Exhibit 21 to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1999 (the "1999 10-K"), as filed with the Commission, lists the only Subsidiaries of the Company at January 31, 1999, and all Subsidiaries of the Company thereafter formed or acquired are listed in Schedule 3.6. All of the outstanding shares of capital stock of the Subsidiaries are validly issued, fully paid and nonassessable and, other than directors' qualifying shares in the case of foreign Subsidiaries, are owned by the Company or by a wholly owned Subsidiary of the Company free and clear of all material liens, claims, charges or encumbrances, and there are no irrevocable proxies with respect to such shares. Except as set forth in the
Schedule 3.6 and except for the capital stock of its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, joint venture, limited liability company or other entity which is material to the business of the Company and its Subsidiaries, taken as a whole. There are no restrictions on the Company to vote the stock of any of its Subsidiaries.

   Section 3.7 SEC Filings.

   (a) The Company has made available to Acquirer (i) its annual reports on Form 10-K for its fiscal years ended January 31, 1997, 1998 and 1999, (ii) its quarterly reports on Form 10-Q for its quarters ended April 30, July 31 and October 31, 1999, (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Company held since December 31, 1998, and (iv) all of its other reports, statements, schedules and registration statements filed with the SEC since December 31, 1998 (the documents referred to in this Section 3.7(a) being referred to collectively as the "Company SEC Documents"). The Company's quarterly report on Form 10-Q for its fiscal quarter ended October 31, 1999 is referred to herein as the "Company 10-Q."

   (b) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each Company SEC Document complied as to form in all material respects with the applicable requirements of the Exchange Act and the 1933 Act.

   (c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each Company SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

   (d) Each such registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act as of the date such statement or amendment became effective did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

   Section 3.8 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including any related notes and schedules) included in its annual reports on Form 10-K and the quarterly report on Form 10-Q referred to in
Section 3.7 fairly present in all material respects, in conformity with generally accepted accounting principles ("GAAP") applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended (subject to normal year-end adjustments and the absence of notes in the case of any unaudited interim financial statements). For purposes of this Agreement, "Company Balance Sheet" means the consolidated balance sheet of the Company as of October 31, 1999 set forth in the Company 10-Q and "Company Balance Sheet Date" means October 31, 1999.

   Section 3.9 Disclosure Documents.

   (a) The proxy statement of the Company relating to the meeting of stockholders of the Company contemplated by Section 7.2 and prospectus of Acquirer relating to the shares of Acquirer Common Stock to be issued in connection with the Merger (the "Proxy Statement/Prospectus") to be filed with the SEC in connection with the Merger and the registration statement on Form S-4 of Acquirer (the "Form S-4") to be filed under the 1933 Act relating to the issuance of Acquirer Common Stock in the Merger, and any amendments or supplements thereto, will, when filed, subject to the last sentence of Section 3.9(b), comply as to form in all material respects with the requirements of the Exchange Act and the 1933 Act.

   (b) Neither the Proxy Statement/Prospectus to be filed with the SEC, nor any amendment or supplement thereto, will, at the date the Proxy Statement/Prospectus or any such amendment or supplement is first mailed to stockholders of Company or at the time such stockholders vote on the adoption and approval of this Agreement and the transactions contemplated hereby, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Neither the Form S-4 nor any amendment or supplement thereto will at the time it becomes effective under the 1933 Act or at the Effective Time contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. No representation or warranty is made by the Company in this Section 3.9 with respect to statements made or incorporated by reference therein based on information supplied by Acquirer for inclusion or incorporation by reference in the Proxy Statement/Prospectus or the Form S-4.

   Section 3.10 Absence of Certain Changes. Except as set forth in Schedule 3.10, since the Company Balance Sheet Date, the Company and its Subsidiaries have conducted their business in the ordinary course consistent with past practice and there has not been:

   (a) any event, occurrence or development of a state of circumstances or facts which has had or reasonably would be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company;

   (b) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any of its Subsidiaries (except in connection with the repurchase at cost of unvested shares of employees or consultants upon the termination of their employment or consultancy with the Company);

   (c) any amendment of any material term of any outstanding security of the Company or any of its Subsidiaries;

   (d) any transaction or commitment made, or any contract, agreement or settlement entered into, by (or judgment, order or decree affecting) the Company or any of its Subsidiaries relating to its assets or business (including the acquisition or disposition of any assets) or any relinquishment by the Company or any of its Subsidiaries of any contract or other right, in either case, material to the Company and its Subsidiaries taken as a whole, other than transactions, commitments, contracts, agreements or settlements (including without limitation settlements of litigation and tax proceedings) in the ordinary course of business consistent with past practice, those contemplated by this Agreement, or as agreed to in writing by Acquirer;

   (e) any change in any method of accounting or accounting practice (other than any change for tax purposes) by the Company or any of its Subsidiaries, except for any such change which is not significant or which is required by reason of a concurrent change in GAAP; or

   (f) any (i) grant of any severance or termination pay to (or amendment to any such existing arrangement with) any director, officer or employee of the Company or any of its Subsidiaries, (ii) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of the Company or any of its Subsidiaries, (iii) increase in benefits payable under any existing severance or termination pay policies or employment agreements or (iv) increase in (or amendments to the terms of) compensation, bonus or other benefits payable to directors, officers or employees of the Company or any of its Subsidiaries, other than in the ordinary course of business consistent with past practice, as permitted by this Agreement, or as agreed to in writing by Acquirer.

   Section 3.11 No Undisclosed Material Liabilities. There are no liabilities of the Company or any Subsidiary of the Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:

   (a) liabilities disclosed or provided for in the Company Balance Sheet or in the notes thereto;

   (b) liabilities which in the aggregate would not reasonably be expected to have a Material Adverse Effect on the Company;

   (c) liabilities disclosed in the Company SEC Documents filed prior to the date hereof or set forth in Schedule 3.11(c); and

   (d) liabilities under this Agreement.

   Section 3.12 Litigation. Except as disclosed in the Company SEC Documents filed prior to the date hereof, there is no action, suit, investigation or proceeding pending against, or to the knowledge of the Company threatened against or affecting, the Company or any of its Subsidiaries or any of their respective properties before any court or arbitrator or any governmental body, agency or official which would reasonably be expected to have a Material Adverse Effect on the Company.

   Section 3.13 Taxes. Except as set forth in or reserved on the Company Balance Sheet (including the notes thereto) or as otherwise set forth in
Schedule 3.13 and except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, (a) all Company Tax Returns required to be filed with any taxing authority by, or with respect to, the Company and its Subsidiaries have been filed in accordance with all applicable laws; (b) the Company and its Subsidiaries have timely paid all Taxes shown as due and payable on the Company Tax Returns that have been so filed, and, as of the time of filing, the Company Tax Returns correctly reflected the facts regarding the income, business, assets, operations, activities and the status of the Company and its Subsidiaries (other than Taxes which are being contested in good faith and for which adequate reserves are reflected on the Company Balance Sheet); (c) the Company and its Subsidiaries have made provision for all Taxes payable by the Company and its Subsidiaries for which no Company Tax Return has yet been filed; (d) the charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the Company Balance Sheet are adequate under GAAP to cover the Tax liabilities accruing through the date thereof; (e) there is no action, suit, proceeding, audit or claim now proposed or pending against or with respect to the Company or any of its Subsidiaries in respect of any Tax; and (f) to the best of the Company's knowledge and belief, neither the Company nor any of its Subsidiaries is liable for any Tax imposed on any entity other than such Person, except as the result of the application of Treas. Reg. section 1.1502-6 (and any comparable provision of the tax laws of any state, local or foreign jurisdiction) to the affiliated group of which the Company is the common parent. For purposes of this Agreement, "Taxes" shall mean any and all taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, gross receipts, excise, stamp, real or personal property, ad valorem, withholding, social security (or similar), unemployment, occupation, use, service, service use, license, net worth, payroll, franchise, severance, transfer, recording, employment, premium, windfall profits, environmental (including taxes under section 59A of the Code), customs duties, capital stock, profits, disability, sales, registration, value added, alternative or add-on minimum, estimated or other taxes, assessments or charges imposed by any federal, state, local or foreign governmental entity and any interest, penalties, or additions to tax attributable thereto. For purposes of this Agreement, "Tax Returns" shall mean any return, report, form or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

   Section 3.14 Employee Benefit Plans.

   (a) Prior to the date hereof, the Company has provided Acquirer with a list (set forth on Schedule 3.14) identifying each material "employee benefit plan," as defined in section 3(3) of the Employee Retirement Income Security Act of 1974 ("ERISA"), each material employment, severance or similar contract, plan, arrangement or policy applicable to any director, former director, employee or former employee of the Company and each material plan or arrangement (written or oral), providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, disability benefits, workers' compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company and covers any employee or director or former employee or director of the Company, or under which the Company has any liability. Such material plans (excluding any such plan that is a "multiemployer plan", as defined in section 3(37) of ERISA) are referred to collectively herein as the "Company Employee Plans."

   (b) Each Company Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations (including but not limited to ERISA and the Code) which are applicable to such Plan, except where failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

   (c) Neither the Company nor any affiliate of the Company has incurred a liability under Title IV of ERISA that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any affiliate of the Company of incurring any such liability other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due).

   (d) Each Company Employee Plan which is intended to be qualified under section 401(a) of the Code is, to the knowledge of the Company, so qualified and has been so qualified during the period from its adoption to date, and each trust forming a part thereof is, to the knowledge of the Company, exempt from federal income tax pursuant to section 501(a) of the Code.

   (e) Except as set forth in Schedule 3.14, no director or officer or other employee of the Company or any of its Subsidiaries will become entitled to any retirement, severance or similar benefit or enhanced or accelerated benefit (including any acceleration of vesting or lapse of repurchase rights or obligations with respect to any employee stock option or other benefit under any stock option plan or compensation plan or arrangement of the Company) solely as a result of the transactions contemplated hereby.

   (f) No Company Employee Plan provides post-retirement health and medical, life or other insurance benefits for retired employees of the Company or any of its Subsidiaries other than as required by law.

   (g) Except as set forth on Schedule 3.14, there has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its affiliates relating to, or change in employee participation or coverage under, any Company Employee Plan which would increase materially the expense of maintaining such Company Employee Plan above the level of the expense incurred in respect thereof for the 12 months ended on the Company Balance Sheet Date.

   Section 3.15 Compliance with Laws. Neither the Company nor any of its Subsidiaries is in violation of, or has since January 1, 1999 violated, any applicable provisions of any laws, statutes, ordinances or regulations except for any violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

   Section 3.16 Finders' or Advisors' Fees. Except for Adams, Harkness & Hill, a copy of whose engagement agreement has been provided to Acquirer, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

   Section 3.17 Environmental Matters.

   (a) Except with such exceptions as, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company, (i) no notice, notification, demand, request for information, citation, summons, complaint or order has been received by, and no investigation, action, claim, suit, proceeding or review is pending or, to the knowledge of the Company or any of its Subsidiaries, threatened by any Person against, the Company or any of its Subsidiaries, and no penalty has been assessed against the Company or any of its Subsidiaries, in each case, with respect to any matters relating to or arising out of any Environmental Law;
(ii) the Company and its Subsidiaries are and have been in compliance with all Environmental Laws; (iii) there are no liabilities of or relating to the Company or any of its Subsidiaries relating to or arising out of any Environmental Law of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability; and (iv) there has been no environmental investigation, study, audit, test, review or other analysis conducted of which the Company has knowledge in relation to the current or prior business of the Company or any of its Subsidiaries or any property or facility now or previously owned, leased or operated by the Company or any of its Subsidiaries which has not been delivered to Acquirer at least five (5) days prior to the date hereof.

   (b) For purposes of this Section 3.17, the term "Environmental Laws" means any federal, state, local and foreign statutes, laws (including, without limitation, common law), judicial decisions, regulations, ordinances, rules, judgments, orders, codes, injunctions, permits, governmental agreements or governmental restrictions relating to human health and safety, the environment or to pollutants, contaminants, wastes, or chemicals.

   Section 3.18 Labor Matters. There are no controversies pending or, to the knowledge of each of the Company and its respective Subsidiaries, threatened, between the Company or any of its Subsidiaries and any of their respective employees, which controversies have or could reasonably be expected to have a Material Adverse Effect on the Company. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or its Subsidiaries nor does the Company or its Subsidiaries know of any activities or proceedings of any labor union to organize any such employees (i) as of the date of this Agreement and (ii) which, as of the Closing Date, have or could reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any knowledge of any strikes, slowdowns, work stoppages or lockouts, or threats thereof, by or with respect to any employees of the Company or any of its Subsidiaries (x) as of the date of this Agreement and (y) which, as of the Closing Date, have or could reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries.

   Section 3.19 Title to Property. The Company and each of its Subsidiaries has good and marketable title to all of its properties and assets, free and clear of all Liens, except for liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby or which, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

   Section 3.20 Real Property.

   (a) Schedule 3.20 sets forth a list of all leasehold interests in real property of the Company and the Subsidiaries of the Company, which collectively constitute the "Specified Real Estate."

   (b) Neither the Company nor any of its Subsidiaries has given or received notice of any material default under any material lease under which the Company or any of its Subsidiaries is the lessee of real property (each a "Lease" and collectively the "Leases") and, to the knowledge of the Company, neither the Company nor any of its Subsidiaries nor any other party thereto is in default in any material respect under any of the Leases. Schedule 3.20 contains a complete list of all leases (including all amendments, modifications, waivers, supplements and other agreements relating thereto) under which the Company or any of its Subsidiaries is the lessee of the real property. Except as set forth in Schedule 3.20, none of the Leases has been modified in any material respect and such Leases are in full force and effect. Except as set forth in Schedule 3.20, neither the Company nor any of its Subsidiaries has leased, subleased, licensed or assigned, as the case may be, all or any portion of its fee or leasehold interest in any Specified Real Estate to any person and the Company or one or more of its Subsidiaries is in sole and exclusive possession of and has the right to use all of the Specified Real Estate. Except as set forth in
Schedule 3.20, to the knowledge of the Company no person other than the Company or one or more of its Subsidiaries has any option or right to purchase, lease or use any portion of the Specified Real Estate. Schedule 3.20 sets forth all rights of the Company and its Subsidiaries to purchase the Specified Real Estate leased by the Company or its Subsidiaries under any Lease.

   (c) Except as disclosed in Schedule 3.20, the buildings and improvements on the Specified Real Estate (including all fixtures, roofs, plumbing systems, fire protection systems, electrical systems, equipment, elevators and all structural components) in all material respects are in operating condition and in a state of good and working maintenance and repair, ordinary wear and tear excepted, are adequate and suitable for the purposes for which they are presently being used, and to the knowledge of the Company, there are no condemnation or expropriation proceedings pending or threatened against any of such Specified Real Estate.

   (d) To the knowledge of the Company, no part of any Specified Real Estate is subject to any building or use restriction that materially restricts or prevents the present use and operation of such property. To the knowledge of the Company, none of the Specified Real Estate nor the use thereof by the Company or any of its Subsidiaries constitutes a nonconforming use or legal non-conforming use.

   (e) The Company or one or more of its Subsidiaries is in possession of and has good title to, or has valid leasehold interests in or valid rights under contract to use, all tangible personal property used in the business of the Company and its Subsidiaries or reflected in the audited financial statements of the Company and its consolidated subsidiaries dated as of January 31, 1999, except for personal property disposed of in the ordinary course since the date thereof.

   (f) No labor has been performed or material furnished for any portion of any property owned by the Company or any of its Subsidiaries for which a Lien in excess of $50,000 in value can be claimed against any such property. All of the Specified Real Estate is served by water, sewer, sanitary sewer, telephone, electric, gas and other public utilities necessary or desirable for the current use thereof by the Company and its Subsidiaries.

   Section 3.21 Management Payments; Vesting. Other than as set forth in
Schedule 3.21, no employee or former employee of the Company will be entitled to additional compensation or to the early vesting or acceleration of payment of any compensation that arises out of or are related to the consummation of the Merger and the transactions contemplated thereby.

   Section 3.22 Insurance. Schedule 3.22 lists all of the Company's insurance policies. The Company believes that such insurance carried by the Company and its Subsidiaries is in such types and amounts and covering such risks as are consistent with customary practices and standards of companies engaged in businesses and operations similar to those of the Company and its Subsidiaries. Except as would not have a Material Adverse Effect on the Company, all such insurance is in full force and effect and none of the Company nor any of its Subsidiaries is in default thereunder. Except as would not have a Material Adverse Effect on the Company, all claims thereunder have been filed in a due and timely fashion. Except as would not have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has been notified in writing of a refusal of any material insurance coverage relating to products liability (including renewals of any such products liability coverage) by any insurance carrier to which it has applied for insurance during the past three years.

   Section 3.23 Intellectual Property. The Company or its Subsidiaries owns each of the patents and patent applications referred to in the Company SEC Documents except as otherwise set forth herein or therein and, except as set forth in the Company SEC Documents, (i) each of the Company and its Subsidiaries owns or possesses, or could obtain ownership or possession of (on terms not materially adverse to the consolidated financial position, stockholders' equity, or results of operations of the Company and its Subsidiaries taken as a whole) adequate and enforceable rights to use all other Intellectual Property (as defined below) necessary for the conduct of their business, (ii) no claims have been asserted or, to the knowledge of the Company, threatened that the Company or any Subsidiary is infringing or otherwise violating the rights of any Person with regard to any Intellectual Property that, if the subject of an unfavorable decision, ruling or finding, could reasonably be expected to (or, with respect to any pending patent litigation, the Company does not believe will) have a Material Adverse Effect and the Company knows of no basis therefor, and (iii) to the knowledge of the Company, no person is infringing on or otherwise violating any right of the Company or any Subsidiary with respect to any Intellectual Property owned by or licensed to the Company or any Subsidiary. Except as set forth in the Company SEC Documents, the Company has received no notice of potential indemnity claims from customers based upon a notice of infringement any such customer has received from a patent owner relating to an assertion of infringement of a patent other than potential indemnity claims that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect. The Company's policy is to require that its employees execute agreements assigning to the Company all rights such employees otherwise would have an Intellectual Property developed by such employees while in the employ of the Company.

   For purposes of this Agreement, "Intellectual Property" shall mean, with respect a Person, patents, pending applications for patents, copyrights, trademarks (registered and unregistered), service marks, brand names, trade names, and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, technology, know-how, software, and tangible or intangible proprietary information or materials and any other trade secrets related thereto.

   Section 3.24 Year 2000 Compliance. Except as would not reasonably be expected to have a Material Adverse Effect on the Company, all of the Company's Information Technology (as defined below) effectively addresses the Year 2000 issues. For purposes of this Agreement, the term "Information Technology" shall mean and include all software, hardware, firmware, telecommunications systems, network systems, embedded systems and other systems, components and/or services that are owned or used by the Company in the conduct of its business, or purchased by the Company from third party suppliers.

   Section 3.25 Opinion of Financial Advisor. The Company has received the opinion of Adams, Harkness & Hill to the effect that, as of the date of such opinion, the Exchange Ratio is fair from a financial point of view to the holders of Company Shares (other than Acquirer or any of its Subsidiaries or affiliates), and, as of the date hereof, such opinion has not been withdrawn.

   Section 3.26 Tax Treatment. Neither the Company nor any of its affiliates has taken or agreed to take any action or is aware of any fact or circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of section 368 of the Code (a "368 Reorganization").

   Section 3.27 Takeover Statutes. The Board of Directors of the Company has taken the necessary action to make inapplicable the application of section 203 of the Delaware Law and any other applicable antitakeover or similar statute or regulation to this Agreement and the transactions contemplated hereby.

                                   ARTICLE IV

        Representations and Warranties of Acquirer and Merger Subsidiary

   Except as disclosed in a letter delivered by Acquirer to the Company immediately prior to the execution of this Agreement and signed by a duly authorized officer of Acquirer (the "Acquirer Disclosure Letter"), Acquirer and Merger Subsidiary represents and warrants, to and for the benefit of, the Company as follows:

   Section 4.1 Organization and Qualification. Each of Acquirer and Merger Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its respective properties and to carry on its business as now being conducted.

   Each of Acquirer and Merger Subsidiary is qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which the nature of its business requires such qualification, except where the failure to be so qualified or in good standing which, taken together with all other such failures, would not have a Material Adverse Effect on Acquirer.

   Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement. Acquirer has delivered or made available to the Company true and complete copies of Acquirer's and Merger Subsidiary's certificate of incorporation and bylaws, as amended to the date hereof.

   Section 4.2 Capitalization. The authorized capital stock of Acquirer consists of: (i) 50,000,000 shares of Common Stock, par value $.001 per share, of which 28,836,694 shares have been issued and are outstanding as of February 7, 2000; and (ii) 5,000,000 shares of Preferred Stock, par value $.001 per share, none of which is outstanding as of the date of this Agreement. An aggregate of 6,500,000 shares of Acquirer Common Stock are reserved for issuance under Acquirer's 1998 Stock Plan, of which options to purchase 3,982,113 shares were outstanding as of February 7, 2000. As of February 7, 2000 options to purchase an additional 713,196 shares of Acquirer Common Stock were outstanding under the Sitebridge 1997 Stock Plan assumed by Acquirer in 1999; an aggregate of 750,000 shares of Acquirer Common Stock were reserved for issuance under Acquirer's 1999 Employee Stock Purchase Plan; and an additional 159,554 shares of Acquirer Common Stock were reserved for issuance upon exercise of outstanding warrants. On March 7, 2000 in connection with the acquisition of Big Science Company, a Georgia corporation ("BSC"), Acquirer issued 739,588 shares of Common Stock and options to purchase an additional 49,962 shares of Common Stock in exchange for all of the outstanding capital stock and options to purchase capital stock of BSC. Except as set forth above, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Acquirer; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Acquirer; or (iii) Contract under which Acquirer is or may become obligated to sell or otherwise issue any shares of capital stock or any other securities of Acquirer.

   Section 4.3 Authority. Each of Acquirer and Merger Subsidiary has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the respective Boards of Directors of Acquirer and Merger Subsidiary, and no other corporate proceedings are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Acquirer and Merger Subsidiary and, assuming this Agreement constitutes a legal, valid and binding agreement of the other parties hereto, it constitutes a legal, valid and binding agreement of Acquirer, enforceable against it in accordance with its terms.

   Section 4.4 Governmental Authorization. The execution, delivery and performance by Acquirer and Merger Subsidiary of this Agreement and the consummation of the Merger by Acquirer and Merger Subsidiary require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than (a) the filing of a certificate of merger in accordance with Delaware Law, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the Exchange Act, (d) compliance with any applicable requirements of the 1933 Act, and (e) other actions or filings which if not taken or made would not, individually or in the aggregate, have a Material Adverse Effect on Acquirer.

   Section 4.5 Non-Contravention. The execution, delivery and performance by Acquirer and Merger Subsidiary of this Agreement and the consummation by Acquirer and Merger Subsidiary of the transactions contemplated hereby do not and will not (a) assuming compliance with the matters referred to in Section 4.3, contravene or conflict with the certificate of incorporation or bylaws of Acquirer or Merger Subsidiary, (b) assuming compliance with the matters referred to in Section 4.4, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to Acquirer or any of its Subsidiaries,
(c) constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of Acquirer or any of its Subsidiaries or to a loss of any benefit to which Acquirer or any of its Subsidiaries is entitled under any provision of any agreement, contract or other instrument binding upon Acquirer or any of its Subsidiaries or any license, franchise, permit or other similar authorization held by Acquirer or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset of Acquirer or any of its Subsidiaries, except for such contraventions, conflicts or violations referred to in clause (b) or defaults, rights of termination, cancellation or acceleration, or losses or Liens referred to in clause (c) or (d) that would not, individually or in the aggregate, have a Material Adverse Effect on Acquirer. Except as disclosed in
Schedule 4.5, neither Acquirer nor any Subsidiary of Acquirer is a party to any agreement that expressly limits the ability of Acquirer or any Subsidiary of Acquirer to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time except to the extent that any such limitation, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on Acquirer after the Effective Time.

   Section 4.6 SEC Filings.

   (a) Each report, registration statement (on a form other than Form S-8) and definitive proxy statement filed by Acquirer with the SEC between September 23, 1999 and the date of this Agreement (the "Acquirer SEC Documents") is publicly available from the SEC and Acquirer will deliver to the Company accurate and complete copies (excluding copies of exhibits) of each Acquirer SEC Document prior to the Closing. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Acquirer SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Acquirer SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

   (b) The consolidated financial statements contained in the Acquirer SEC
Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered, except as may be indicated in the notes to such consolidated financial statements and (in the case of unaudited statements) as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to year-end audit adjustments; and (iii) fairly present the consolidated financial position of Acquirer as of the respective dates thereof and the consolidated results of operations of Acquirer for the periods covered thereby.

   Section 4.7 Disclosure Documents.

   (a) The Proxy Statement/Prospectus to be filed with the SEC in connection with the Merger and the Form S-4 to be filed under the 1933 Act relating to the issuance of Acquirer Common Stock in the Merger, and any amendments or supplements thereto, will, when filed, subject to the last sentence of Section 4.7(b), comply as to form in all material respects with the requirements of the Exchange Act and the 1933 Act.

   (b) Neither the Proxy Statement/Prospectus to be filed with the SEC, nor any amendment or supplement thereto, will, at the date the Proxy Statement/Prospectus or any such amendment or supplement is first mailed to stockholders of the Company or at the time such stockholders vote on the adoption and approval of this Agreement and the transactions contemplated hereby, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Neither the Form S-4 nor any amendment or supplement thereto will at the time it becomes effective under the 1933 Act or at the Effective Time contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. No representation or warranty is made by Acquirer in this Section 4.7 with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement/Prospectus or the Form S-4.

   Section 4.8 Litigation. Except as disclosed in Acquirer SEC Documents filed prior to the date hereof, there is no action, suit, investigation or proceeding pending against, or to the knowledge of Acquirer threatened against or affecting, Acquirer or any of its Subsidiaries or any of their respective properties before any court or arbitrator or any governmental body, agency or official which would reasonably be expected to have a Material Adverse Effect on Acquirer.

   Section 4.9 Employee Benefit Plans.

   (a) Prior to the date hereof, Acquirer has provided the Company with a list (set forth on Schedule 4.9) identifying each material "employee benefit plan," as defined in section 3(3) of ERISA, each material employment, severance or similar contract, plan, arrangement or policy applicable to any director, former director, employee or former employee of Acquirer and each material plan or arrangement (written or oral), providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, disability benefits, workers' compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by Acquirer and covers any employee or director or former employee or director of Acquirer, or under which Acquirer has any liability. Such material plans (excluding any such plan that is a "multiemployer plan", as defined in section 3(37) of ERISA) are referred to collectively herein as the "Acquirer Employee Plans."

   (b) Each Acquirer Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations (including but not limited to ERISA and the Code) which are applicable to such Plan, except where failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect on Acquirer.

   Section 4.10 Compliance with Laws. Neither Acquirer nor any of its Subsidiaries is in violation of, or has since January 1, 1999 violated, any applicable provisions of any laws, statutes, ordinances or regulations except for any violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquirer.

   Section 4.11 Finders' or Advisors' Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Acquirer or any of its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

   Section 4.12 Tax Treatment. Neither Acquirer nor any of its affiliates has taken or agreed to take any action or is aware of any fact or circumstance that would prevent the Merger from qualifying as a 368 Reorganization.

   Section 4.13 Vote Required. No vote of the holders of any class or series of Acquirer capital stock is required to approve the Merger and adopt this Agreement. Acquirer, as the sole shareholder of Merger Sub, will promptly vote to approve the Merger and adopt this Agreement.

   Section 4.14 Absence of Certain Changes. Except as set forth in Schedule 4.14, since December 31, 1999, Acquirer and its Subsidiaries have conducted their business in the ordinary course consistent with past practice and there has not been:

   (a) any event, occurrence or development of a state of circumstances or facts which has had or reasonably would be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquirer;

   (b) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Acquirer or any repurchase, redemption or other acquisition by Acquirer or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, Acquirer or any of its Subsidiaries; or

   (c) any change in any method of accounting or accounting practice (other than any change for tax purposes) by Acquirer or any of its Subsidiaries, except for any such change which is not significant or which is required by reason of a concurrent change in GAAP.

   Section 4.15 No Undisclosed Material Liabilities. There are no liabilities of Acquirer or any Subsidiary of Acquirer of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:

   (a) liabilities disclosed or provided for in the Acquirer SEC Documents or in the notes thereto;

   (b) liabilities which in the aggregate would not reasonably be expected to have a Material Adverse Effect on Acquirer;

   (c) liabilities disclosed in Acquirer SEC Documents filed prior to the date hereof or set forth in Schedule 4.15(c); and

   (d) liabilities under this Agreement.

   Section 4.16 Litigation. Except as set forth in the Acquirer SEC Documents, there is no claim, action, suit, litigation, proceeding or arbitration of any kind, at law or in equity (including actions or proceedings seeking injunctive relief), pending or, to Acquirer's knowledge, threatened against Acquirer or any of its Subsidiaries or any assets or rights of Acquirer or its Subsidiaries that would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Acquirer. Neither Acquirer nor any of its Subsidiaries is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to Acquirer's knowledge, any continuing investigation by, any governmental entity, or any judgment, order, writ, injunction, decree or award of any government entity or arbitrator, including, without limitation, cease-and-desist or other orders that could prevent, enjoin or materially alter or delay any of the transactions contemplated by this Agreement or that would reasonably be expected to have a Material Adverse Effect on Acquirer.

   Section 4.17 Insurance. To the knowledge of Acquirer the insurance carried by Acquirer and its Subsidiaries is in such types and amounts and covering such risks as are consistent with customary practices and standards of companies engaged in businesses and operations similar to those of Acquirer and its Subsidiaries. Except as would not have a Material Adverse Effect on Acquirer, all such insurance is in full force and effect and none of Acquirer nor any of its Subsidiaries is in default thereunder. Except as would not have a Material Adverse Effect on Acquirer, all claims thereunder have been filed in a due and timely fashion. Except as would not have a Material Adverse Effect on Acquirer, neither Acquirer nor any of its Subsidiaries has been notified in writing of a refusal of any material insurance coverage relating to products liability (including renewals of any such products liability coverage) by any insurance carrier to which it has applied for insurance during the past three (3) years.

                                   ARTICLE V

                            Covenants of the Company

   Section 5.1 Conduct of Business of the Company. Except as contemplated by this Agreement or as expressly agreed to in writing by Acquirer, during the period from the date of this Agreement to the earlier of the termination of this Agreement in accordance with Article IX (the "Termination Date") and the Effective Time, each of the Company and its Subsidiaries will conduct its operations according to its ordinary course of business consistent with past practice, and will use all commercially reasonable efforts to preserve intact its business organization, to keep available the services of its officers and employees and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it and will take no action which would materially adversely affect the ability of the parties to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, prior to the earlier of the Termination Date and the Effective Time, the Company will not nor will it permit any of its Subsidiaries to, without the prior written consent of Acquirer:

   (a) amend its certificate of incorporation or bylaws;

   (b) authorize for issuance, issue, sell, deliver, grant any options for, or otherwise agree or commit to issue, sell or deliver any shares of any class of its capital stock or any securities convertible into shares of any class of its capital stock, except (i) pursuant to and in accordance with the terms of currently outstanding convertible securities and options, and (ii) options granted under the Company Stock Option Plans, in the ordinary course of business consistent with past practice (but in no event shall options be granted covering more than 75,000 Company Shares per individual or 300,000 Company Shares in the aggregate);

   (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock or purchase, redeem or otherwise acquire any shares of its own capital stock or any of its Subsidiaries, other than the repurchase at cost of shares of employees and consultants upon termination of their employment or consultancy with the Company or its Subsidiaries;

   (d) except in the ordinary course of business, consistent with past practice
(i) create, incur, assume, maintain or permit to exist any long-term debt or any short-term debt for borrowed money other than under existing lines of credit; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except its wholly owned subsidiaries in the ordinary course of business and consistent with past practices; or (iii) make any loans, advances or capital contributions to, or investments in, any other person;

   (e) except as otherwise expressly contemplated by this Agreement or in the ordinary course of business, consistent with past practice, (i) increase in any manner the compensation of any of its directors, officers or other employees;
(ii) pay or agree to pay any pension, retirement allowance or other employee benefit not required, or enter into or agree to enter into any agreement or arrangement with such director, officer or employee, whether past or present, relating to any such pension, retirement allowance or other employee benefit, except as required under currently existing agreements, plans or arrangements;
(iii) grant any severance or termination pay to except as required under currently existing agreements, plans or arrangements, or enter into any employment or severance agreement with any of its directors, officers or other employees; or (iv) except as may be required to comply with applicable law, become obligated (other than pursuant to any new or renewed collective bargaining agreement) under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, benefit arrangement, or similar plan or arrangement, which was not in existence on the date hereof, including any bonus, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other benefit plan, agreement or arrangement, or employment or consulting agreement with or for the benefit of any person, and to amend any of such plans or any of such agreements in existence on the date hereof;

   (f) except as otherwise expressly contemplated by this Agreement, enter into any other agreements, commitments or contracts, except agreements, commitments or contracts for the purchase, sale or lease of goods or services in the ordinary course of business, consistent with past practice;

   (g) except in the ordinary course of business, consistent with past practice, or as contemplated by this Agreement authorize, recommend, propose or announce an intention to authorize, recommend or propose, or enter into any agreement in principle or an agreement with respect to, any plan of liquidation or dissolution, any acquisition of a material amount of assets or securities, any sale, transfer, lease, license, pledge, mortgage, or other disposition or encumbrance of a material amount of assets or securities or any material change in its capitalization, or any entry into a material contract or any amendment or modification of any material contract or any release or relinquishment of any material contract rights; or

   (h) agree to do any of the foregoing.

   Section 5.2 No Solicitation. The Company agrees that from and after the date of this Agreement until the earlier of the Termination Date and the Effective Time, neither it nor any of its Subsidiaries nor any of the officers or directors of it or its Subsidiaries, nor its employees, investment bankers, attorneys, accountants, financial advisors, agents or other representatives (collectively, "Representatives"), shall directly or indirectly, initiate or solicit any inquiries or the making of a Company Acquisition Proposal. For purposes of this Agreement, "Company Acquisition Proposal" shall mean any offer or proposal (other than an offer or proposal by Acquirer) relating to any transaction or series of related transactions involving: (A) any purchase from the Company or acquisition by any Person or "group" (as defined under section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 5% interest in the total outstanding voting securities of the Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 5% or more of the total outstanding voting securities of the Company or any of its Subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 5% of the assets of the Company (excluding the assets of the Company constituting the Infind Business); or (C) any liquidation or dissolution of the Company. The Company further agrees that neither it nor any of its Subsidiaries nor any of its or its Subsidiaries' officers or directors shall, and that it shall direct and use its best reasonable efforts to cause its Representatives not to, directly or indirectly, have any discussions with or provide any confidential information or data to any Person relating to a Company Acquisition Proposal or engage in any negotiations concerning a Company Acquisition Proposal; provided, however, that if the Board of Directors of the Company determines in good faith, based on such matters as it deems relevant, acting only after consultation with WSGR (or other legal counsel of nationally recognized standing) that the failure to do so would be a breach of its fiduciary duties to the Company's stockholders under the DGCL, the Company may, in response to a Company Acquisition Proposal that was not solicited and that the Board of Directors of the Company determines, based upon the advice of Adams, Harkness & Hill (or another financial advisor of nationally recognized standing), is from a Person or group other than Acquirer or its affiliates that is capable of consummating a Superior Proposal and only for so long as the Board of Directors so determines that its actions are likely to lead to a Superior Proposal, (i) furnish information to any such Person or group only pursuant to a confidentiality agreement substantially in the same form as was executed by Acquirer prior to the execution of this Agreement and only if copies of such information are concurrently provided to Acquirer, (ii) participate in discussions and negotiations regarding such proposal or offer, (iii) make any disclosure to its stockholders if, in the good faith judgment of its board of directors, failure so to disclose would be inconsistent with its obligations under applicable Delaware Law; or (iv) recommend such Company Acquisition Proposal to its stockholders, if and only to the extent that, in the case of an action referred to in clause (iv), such Company Acquisition Proposal is a Superior Proposal (as defined below). For purposes of this Agreement, a "Superior Proposal" means, in respect of the Company, any Company Acquisition Proposal by a third party on terms which the board of directors of the Company determines in its reasonable good faith judgment, based on such matters it deems relevant, including in the case of clauses (i) and (ii) below the advice of the Company's financial advisor, (i) provides greater benefits to the Company's stockholders than those provided pursuant to this Agreement,
(ii) provides that any financing required to consummate the transaction contemplated by the offer is either in the possession of the Person making such Acquisition Proposal or is likely to be obtained by such Person on a timely basis, and (iii) does not contain a "right of first refusal" or "right of first offer" with respect to any counter-proposal that Acquirer might make; provided, further, that the Board of Directors of the Company by a majority vote determines in its good faith judgment that such Acquisition Proposal is reasonably capable of being completed (taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal). Nothing contained in this Section 5.2 shall prohibit the Company or the Company's Board of Directors from taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any disclosure required by applicable law.

   Section 5.3 Stockholders' Meetings. The Company shall in accordance with applicable law and the Certificate of Incorporation and Bylaws of the Company duly call, convene and hold a special meeting of its stockholders as promptly as practicable after the date hereof for the purpose of voting upon the adoption of this Agreement and the transactions contemplated hereby.

                                   ARTICLE VI

                             Covenants of Acquirer

   Section 6.1 Conduct of Business of Acquirer. During the period from the date of this Agreement to the earlier of the termination of this Agreement in accordance with Article IX (the "Termination Date") and the Effective Time, Acquirer will use all commercially reasonable efforts to preserve intact its business organization, to keep available the services of its officers and employees and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it and will take no action which would materially adversely affect the ability of the parties to consummate the transactions contemplated by this Agreement or that would cause a Material Adverse Effect with respect to Acquirer.

   Section 6.2 Indemnification.

   (a) Acquirer shall indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its Subsidiaries against all losses, claims, damages, expenses or liabilities arising out of actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time to the same extent and on the same terms and conditions (including with respect to advancement of expenses) provided for in the Company's certificate of incorporation and bylaws and agreements in effect at the date hereof (to the extent consistent with applicable law).

   (b) For a period of six (6) years after the Effective Time, Acquirer shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that Acquirer may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from facts or events which occurred before the Effective Time; provided, however, that Acquirer shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 200% of the premiums paid as of the date hereof by the Company for such insurance.

   (c) The provisions of this Section 6.2 are intended to be for the benefit of, and shall be enforceable by each indemnified party hereunder, his or her heirs and his or her representatives. The obligations of Acquirer under this
Section 6.2 shall not be terminated or modified in such a manner as to adversely affect any Indemnitee to whom this Section 6.2 applies without the consent of such affected Indemnitee (it being expressly agreed that the Indemnitees to whom this Section 6.2 applies shall be third party beneficiaries of this Section 6.2).

   Section 6.3 NNM Listings. Acquirer shall promptly prepare and submit to The Nasdaq Stock Market a listing application covering the shares of Acquirer Common Stock (and associated Acquirer Rights) issuable in the Merger and upon exercise of the Company Stock Options, and shall use all commercially reasonable efforts to obtain, prior to the Effective Time, approval for the listing of such Acquirer Common Stock (and associated Acquirer Rights), subject to official notice of issuance.

   Section 6.4 Employee Matters.

   (a) Acquirer shall take such reasonable actions as are necessary to allow eligible employees of the Company to participate in the benefit programs of Acquirer, or alternative benefits programs substantially comparable to those applicable to employees of Acquirer on similar terms, as soon as practicable after the Effective Time. Without limiting the generality of the foregoing, (i) to the extent that any employee of the Company becomes eligible to participate in any employee benefit plan of Acquirer after the Effective Time, Acquirer and Merger Subsidiary shall credit such employee's service with the Company, to the same extent as such service was credited under the similar employee benefit plans of the Company immediately prior to the Effective Time, for purposes of determining eligibility to participate in and vesting under, and for purposes of calculating benefits under, such employee benefit plan of Acquirer, and (ii) to the extent permitted by such employee benefit plan of Acquirer and applicable law, Acquirer and Merger Subsidiary shall waive any pre-existing condition limitations, waiting periods or similar limitations under such employee benefit plan of Acquirer.

   (b) Acquirer shall, and shall cause the Surviving Corporation and Acquirer's Subsidiaries to, honor in accordance with their terms all agreements, contracts, arrangements, commitments and understandings described in Schedule
3.14 of the Company Disclosure Schedule as to the employees of the Company at the Effective Time who continue to be employed by the Company as of the Effective Time, except as may be modified by express agreements with such individual employees.

                                  ARTICLE VII

                     Covenants of Acquirer and the Company

   Section 7.1 Access to Information.

   (a) From the date of this Agreement until the earlier of the Termination Date and the Effective Time, each of the Company and Acquirer will give the other party and their authorized representatives (including counsel, environmental and other consultants, accountants and auditors) access during normal business hours to all facilities, personnel and operations and to all books and records of it and its Subsidiaries, will permit the other party to make such inspections as it may reasonably require and will cause its officers and those of its Subsidiaries to furnish the other party with such financial and operating data and other information with respect to its business and properties as such party may from time to time reasonably request.

   (b) Each of the parties hereto will hold and will cause its consultants and advisors to hold in strict confidence pursuant to the Confidentiality Agreement dated February 20, 2000 between the parties (the "Confidentiality Agreement") all documents and information furnished to the other in connection with the transactions contemplated by this Agreement as if each such consultant or advisor was a party thereto.

   Section 7.2 Registration Statement and Proxy Statement.

   (a) Acquirer and the Company shall file with the SEC as soon as is reasonably practicable after the date hereof the Proxy Statement/Prospectus and Acquirer shall file the Registration Statement in which the Proxy Statement/Prospectus shall be included. Acquirer and the Company shall use all commercially reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable. Acquirer shall also take any action required to be taken under applicable state blue sky or securities laws in connection with the issuance of shares of Acquirer Common Stock pursuant to this Agreement. Acquirer and the Company shall promptly furnish to each other all information, and take such other actions, as may reasonably be requested in connection with any action by any of them in connection with this Section 7.2(a).

   (b) If at any time prior to the Effective Time any event shall occur which is required to be described in the Proxy Statement/Prospectus or Form S-4, such event shall be so described, and an amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of the Company; provided that no amendment or supplement to the Proxy Statement/Prospectus or the Form S-4 will be made by Acquirer or the Company without the approval of the other party. To the extent applicable, each of Acquirer and the Company will advise the other, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the shares of Acquirer Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. All filings by Acquirer and the Company with the SEC in connection with the transactions contemplated hereby, including the Proxy Statement, the Form S-4 and any amendment or supplement thereto, shall be subject to the prior review of the other, and all mailings to the Company's stockholders in connection with the transactions contemplated by this Agreement shall be subject to the prior review of the other party.

   (c) Acquirer and the Company shall each use all commercially reasonable efforts to cause to be delivered to the other a comfort letter of its independent auditors, dated a date within two (2) business days of the effective date of the Form S-4, in form reasonably satisfactory to the other party and customary in scope and substance for such letters in connection with similar registration statements.

   Section 7.3 Reasonable Efforts; Other Actions. Subject to the terms and conditions herein provided and applicable law, the Company and Acquirer shall use all commercially reasonable efforts promptly to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or appropriate under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, (i) the filing of Notification and Report Forms under the HSR Act with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice
(the "Antitrust Division") and using their reasonable best efforts to respond as promptly as practicable to all inquiries received from the FTC or the Antitrust Division for additional information or documentation, (ii) the taking of any actions required to qualify the Merger as a 368 Reorganization, (iii) the obtaining of all necessary consents, approvals or waivers under its material contracts, and (iv) the lifting of any legal bar to the Merger.

   Section 7.4 Public Announcements. Before issuing any press release or otherwise making any public statements with respect to the Merger, Acquirer and the Company will consult with each other as to its form and substance and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or by any listing agreement with, or the policies of, a national securities exchange in which circumstance reasonable efforts to consult will still be required to the extent practicable.

   Section 7.5 Notification of Certain Matters. Each of the Company and Acquirer shall give prompt notice to the other party of (i) any notice of, or other communication relating to, a breach of this Agreement or event which, with notice or lapse of time or both, would become a breach, received by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract to which it or any of its Subsidiaries is a party or it, any of its Subsidiaries or any of its or their respective properties is subject, which breach would be reasonably likely to have a Material Adverse Effect on it, or (ii) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

   Section 7.6 Expenses. Except as set forth in Section 9.5, Acquirer, and the Company, shall bear their respective expenses incurred in connection with the Merger, including, without limitation, the preparation, execution and performance of this Agreement and the transactions contemplated hereby, and all fees and expenses of investment bankers, finders, brokers, agents, representatives, counsel and accountants, except that expenses incurred in printing, mailing and filing (including without limitation, SEC filing fees and stock exchange listing application fees) Form S-4 and the Proxy Statement/Prospectus shall be shared equally by the Company and Acquirer.

   Section 7.7 Affiliates. Each of the Company and Acquirer shall deliver to the other a letter identifying all persons who, as of the date hereof, may be deemed to be "affiliates" thereof for purposes of Rule 145 under the Securities Act (the "Affiliates") and shall advise the other in writing of any persons who become an Affiliate prior to the Effective Time. The Company shall cause each person who is so identified as an Affiliate to deliver to Acquirer, no later than the earlier of the date hereof or the date such person becomes an Affiliate, a written agreement substantially in the form of Exhibit 7.7 hereto.

   Section 7.8 Tax-Free Reorganization Treatment. Each of Acquirer and the Company shall take all reasonable actions necessary to cause the Merger to qualify as a reorganization under the provisions of section 368(a) of the Code and to obtain the opinion of counsel referred to in Section 8.2(b) hereof, and neither party will take any action inconsistent therewith.

                                  ARTICLE VIII

                            Conditions to the Merger

   Section 8.1 Conditions to the Obligations of Each Party. The obligations of the Company, Acquirer and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or, to the extent legally permissible, waiver) of the following conditions:

   (a) this Agreement shall have been adopted and the Merger approved by the stockholders of the Company in accordance with Delaware Law;

   (b) any applicable waiting period under the HSR Act relating to the Merger shall have expired or terminated;

   (c) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit or enjoin the consummation of the Merger;

   (d) the parties shall have received all required approvals and third party consents listed on Schedule 8.1(d);

   (e) the Form S-4 shall have been declared effective under the 1933 Act and no stop order suspending the effectiveness of the Form S-4 shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC; and

   (f) the shares of Acquirer Common Stock to be issued in the Merger shall have been approved for listing on the NNM, subject to official notice of issuance.

   Section 8.2 Conditions to the Obligations of Acquirer and Merger
Subsidiary. The obligations of Acquirer and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or, to the extent legally permissible, waiver) of the following further conditions:

   (a) (i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) except to the extent expressly permitted under this Agreement, the representations and warranties of the Company contained in this Agreement and in any certificate or other writing delivered by the Company pursuant hereto (x) that are qualified by materiality or Material Adverse Effect shall be true at and as of the Effective Time as if made at and as of such time, and (y) that are not qualified by materiality or Material Adverse Effect shall be true in all material respects at and as of the Effective Time as if made at and as of such time and (iii) Acquirer shall have received a certificate signed by the chief executive officer of the Company to the foregoing effect;

   (b) there shall not be instituted or pending any action or proceeding by any governmental authority (whether domestic, foreign or supranational) before any court or governmental authority or agency, domestic, foreign or supranational,
(i) seeking to restrain, prohibit or otherwise interfere with the ownership or operation by Acquirer or any Subsidiary of Acquirer of all or any portion of the business of the Company or any of its Subsidiaries or of Acquirer or any of its Subsidiaries or to compel Acquirer or any Subsidiary of Acquirer to dispose of or hold separate all or any portion of the business or assets of the Company or any of its Subsidiaries or of Acquirer or any of its Subsidiaries, (ii) seeking to impose or confirm limitations on the ability of Acquirer or any Subsidiary of Acquirer effectively to exercise full rights of ownership of the Company Shares (or shares of the Surviving Corporation) including, without limitation, the right to vote any Company Shares (or shares of the Surviving Corporation) on any matters properly presented to stockholders or (iii) seeking to require divestiture by Acquirer or any Subsidiary of Acquirer of any Company Shares (or shares of the Surviving Corporation) if any such matter referred to in clause (i), (ii) or (iii) hereof could reasonably be expected to result in a substantial detriment to Acquirer and its Subsidiaries (including the Company and its Subsidiaries), taken as a whole (any such substantial detriment being referred to in this Agreement as a "Substantial Detriment");

   (c) there shall not be any statute, rule, regulation, injunction, order or decree, enacted, enforced, promulgated, entered, issued or deemed applicable to the Merger and the other transactions contemplated hereby (or in the case of any statute, rule or regulation, awaiting signature or reasonably expected to become law), by any court, government or governmental authority or agency or legislative body, domestic, foreign or supranational, that is reasonably likely, directly or indirectly, to result in a Substantial Detriment;

   (d) (i) all required approvals or consents of any governmental authority (whether domestic, foreign or supranational) in connection with the Merger and the consummation of the other transactions contemplated hereby shall have been obtained (and all relevant statutory, regulatory or other governmental waiting periods, whether domestic, foreign or supranational, shall have expired) unless the failure to receive any such approval or consent would not be reasonably likely, directly or indirectly, to result in a Substantial Detriment and (ii) all such approvals and consents which have been obtained shall be on terms that are not reasonably likely, directly or indirectly, to result in a Substantial Detriment; and

   (e) since the date of this Agreement, there shall not have been any event, occurrence, development or state of circumstances which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company.

   Section 8.3 Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction (or, to the extent legally permissible, waiver) of the following further conditions:

   (a) (i) Acquirer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) except to the extent expressly permitted under this Agreement, the representations and warranties of Acquirer contained in this Agreement and in any certificate or other writing delivered by Acquirer pursuant hereto (x) that are qualified by materiality or Material Adverse Effect shall be true at and as of the Effective Time as if made at and as of such time, and (y) that are not qualified by materiality or Material Adverse Effect shall be true in all material respects at and as of the Effective Time as if made at and as of such time and (iii) Acquirer shall have received a certificate signed by the chief executive officer of Acquirer to the foregoing effect;

   (b) the Company shall have received an opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, in form and substance reasonably satisfactory to the Company, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of section 368(a) of the Code and that each of the Company, Merger Subsidiary and Acquirer will be a party to the reorganization within the meaning of section 368(b) of the Code. In rendering such opinion, such counsel shall be entitled to rely upon certain representations of officers of the Company and Acquirer reasonably requested by counsel; and

   (c) since the date of this Agreement, there shall not have been any event, occurrence, development or state of circumstances which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Acquirer.

                                   ARTICLE IX

                                  Termination

   Section 9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company or Acquirer:

   (a) by mutual consent of the Boards of Directors of Acquirer and the Company;

   (b) by either Acquirer or the Company if the Merger shall not have been consummated on or before September 30, 2000, which date may be extended by mutual written consent of the parties hereto; provided, that the party seeking to terminate this Agreement pursuant to this Section 9.1(b) shall not have breached in any material respect its obligations under this Agreement;

   (c) by either Acquirer or the Company, if any court of competent jurisdiction in the United States or other governmental body in the United States shall have issued an order (other than a temporary restraining order), decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action shall have become final and nonappealable; provided that the party seeking to terminate this Agreement shall have used all commercially reasonable efforts to avoid, remove or lift such order, decree or ruling; or

   (d) by either Acquirer or the Company, if the requisite stockholder approvals of the stockholders of the Company are not obtained at the meeting of stockholders duly called and held therefor; provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to the Company where the failure to obtain stockholder approval of the Company shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a material breach by the Company of this Agreement.

   Section 9.2 Termination by Acquirer. This Agreement may be terminated by action of the Board of Directors of Acquirer, at any time prior to the Effective Time, before or after the approval by the stockholders of the Company, if (a) the Company shall have failed to comply in any material respect with any of the covenants or agreements contained in Articles I, II, V and VII of this Agreement to be complied with or performed by the Company at or prior to such date of termination; provided, however, that such failure to comply shall be continuing for a period of ten (10) days after delivery to the Company of written notice of such failure, (b) there exists a breach or breaches of any representation or warranty of the Company contained in this Agreement such that the closing condition set forth in Section 8.2(a) would not be satisfied; provided, however, that if such breach or breaches are capable of being cured prior to the Effective Time, such breaches shall not have been cured within ten
(10) days of delivery to the Company of written notice of such breach or breaches, (c) the Board of Directors of the Company shall have failed to recommend or withdrawn, modified or changed in a manner adverse to Acquirer its recommendation of this Agreement or the Merger or shall have recommended any proposal in respect of a Company Acquisition Transaction (or shall have resolved to do any of the foregoing).

   Section 9.3 Termination by the Company. This Agreement may be terminated at any time prior to the Effective Time, before or after the approval by the stockholders of the Company, by action of the Board of the Directors of the Company, if (a) Acquirer shall have failed to comply in any material respect with any of the covenants or agreements contained in Articles I, II, VI and VII of this Agreement to be complied with or performed by Acquirer at or prior to such date of termination; provided, however, that such failure to comply shall be continuing for a period of ten (10) days after delivery to Acquirer of written notice of such failure, (b) there exists a breach or breaches of any representation or warranty of Acquirer contained in this Agreement such that the closing condition set forth in Section 8.3(a) would not be satisfied; provided, however, that if such breach or breaches are capable of being cured prior to the Effective Time, such breaches shall not have been cured within fifteen (15) days of delivery to Acquirer of written notice of such breach or breaches, (c)(i) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior

Proposal and the Company notifies Acquirer in writing that it intends to enter into such an agreement, attaching the most current version of such agreement (or a description of all material terms and conditions thereof) to such notice,
(ii) Acquirer does not make, within three (3) business days of receipt of the Company's written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer that the Board of Directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable to the stockholders of the Company as the Superior Proposal, it being understood that the Company shall not enter into any such binding agreement during such three (3) day period, and (iii) the Company prior to such termination pursuant to this clause (c) pays to Acquirer in immediately available funds the fees required to be paid pursuant to Section
9.5. The Company agrees to notify Acquirer promptly if its intention to enter into a written agreement referred to in its notification pursuant to clause (c) above shall change at any time after giving such notification.

   Section 9.4 Procedure for Termination. In the event of termination by Acquirer or the Company pursuant to this Article IX, written notice thereof shall forthwith be given to the other.

   Section 9.5 Effect of Termination.

   (a) In the event of termination of this Agreement pursuant to this Article IX, no party hereto (or any of its directors or officers) shall have any liability or further obligation to any other party to this Agreement, except as provided in this Section 9.5 and Section 7.1(b) hereof.

   (b) If,

     (i) the Company shall terminate this Agreement pursuant to Section
  9.3(c);

     (ii) Acquirer shall terminate this Agreement pursuant to Section 9.2(c), unless at the time of such failure to recommend, withdrawal or adverse modification or change, failure to call the Company Stockholder Meeting or recommendation of a Superior Proposal, any of the conditions set forth in
  Section 8.3(a) or 8.3(c) would not have been satisfied as of such date and would not be reasonably capable of being satisfied; or

     (iii) either the Company or Acquirer shall terminate this Agreement pursuant to Section 9.1(d) in circumstances where the Company Stockholder Approval has not been obtained and prior to the Company Stockholder Meeting a Company Acquisition Proposal is made and not withdrawn by any Person and within twelve (12) months after termination of this Agreement the Company consummates such Company Acquisition or enters into a definitive agreement providing for such Company Acquisition;

then in any case as described in clause (i), (ii) or (iii) the Company shall pay to Acquirer (by wire transfer of immediately available funds not later than the date of termination of this Agreement or, in the case of clause (iii), the date of such definitive agreement) an amount equal to $3,600,000. The fees provided for in this Section 9.5(b) are intended to be liquidated damages and, as such, the sole and exclusive remedy for any and all claims on any theory that might be asserted with respect to any of the matters discussed in this
Article IX, and no party hereto shall seek any additional damages or remedies at law or in equity as a result or consequence of any such matter. Acceptance by Acquirer of the payment referred to in the foregoing sentence shall constitute conclusive evidence that this Agreement has been validly terminated and upon acceptance of payment of such amount the Company shall be fully released and discharged from any liability or obligation resulting from or under this Agreement. For purposes of this Agreement, the term "Company Acquisition" shall mean (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than fifty percent (50%) of the aggregate equity interests in the surviving or resulting entity of such transaction, (ii) a sale or other disposition by the Company of assets representing in excess of fifty percent (50%) of the aggregate fair market value of the Company's business immediately prior to such sale, or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by the Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of fifty percent (50%) of the voting power of the then outstanding shares of capital stock of the Company.

                                   ARTICLE X

                                 Miscellaneous

   Section 10.1 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other shall be in writing and delivered personally or sent by certified mail, postage prepaid, by telecopy (with receipt confirmed and promptly confirmed by personal delivery, U.S. first class mail, or courier), or by courier service, as follows:

  (a) If to Acquirer or Merger Subsidiary to:

     eGain Communications Corporation
     455 West Maude Avenue
     Sunnyvale, CA 94086
     Attn: Chief Executive Officer
     Fax: (408) 212-3500

   with a copy to:

     Pillsbury Madison & Sutro LLP
     2550 Hanover Street
     Palo Alto, CA 94304
     Attn: Stanley F. Pierson
     Fax: (650) 233-4545

  (b) If to the Company to:

     Inference Corporation
     100 Rowland Way
     Novato, CA 94945
     Attention: Chief Executive Officer
     Fax:

   with a copy to:

     Wilson Sonsini Goodrich & Rosati
     650 Page Mill Road
     Palo Alto, CA 94306
     Attn: Thomas C. DeFilipps
     Fax: (650) 493-6811

   Section 10.2 Non-Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time or the termination of this Agreement.

   Section 10.3 Amendments; No Waivers.

   (a) Any provision of this Agreement (including the Exhibits and Schedules hereto) may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Acquirer and Merger Subsidiary, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of this Agreement by the stockholders of the Company, no such amendment or waiver shall, without the further approval of such stockholders, alter or change (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company, (ii) any term of the certificate of incorporation of the Surviving Corporation or (iii) any of the terms or conditions of this Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of the Company.

   (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

   Section 10.4 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto except that Merger Subsidiary may transfer or assign, in whole or from time to time in part, to one or more of its affiliates, its rights under this Agreement, but any such transfer or assignment will not relieve Merger Subsidiary of its obligations hereunder.

   Section 10.5 Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of Delaware, without regard to principles of conflicts of law.

   Section 10.6 Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in the Court of Chancery of the State of Delaware, and each of the parties hereby consents to the jurisdiction of such court (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.1 shall be deemed effective service of process on such party.

Section 10.7 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

   Section 10.8 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

   Section 10.9 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof. Except as provided in Section 6.3(c), no provision of this Agreement or any other agreement contemplated hereby is intended to confer on any Person other than the parties hereto any rights or remedies.

   Section 10.10 Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

   Section 10.11 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

   IN WITNESS WHEREOF, the parties have caused this Agreement to be executed, all as of the date first above written.

                                          EGAIN COMMUNICATIONS CORPORATION

                                                  /s/ Harpreet Grewal
                                          By __________________________________

                                                CFO
                                          Title _______________________________

                                          INTREPID ACQUISITION CORP.

                                                  /s/ Harpreet Grewal
                                          By __________________________________

                                                CFO
                                          Title _______________________________

                                          INFERENCE CORPORATION

                                                 /s/ Charles W. Jepson
                                          By __________________________________
                                                    Charles W. Jepson
                                                 Chief Executive Officer

                                                                      APPENDIX B

March 15, 2000

Board of Directors
Inference Corporation
100 Rowland Way
Novato, California 94945

Members of the Board:

   You have requested our opinion (the "Fairness Opinion"), as investment bankers, as to the fairness, from a financial point of view, to the shareholders of Inference Corporation (the "Company") of the exchange ratio to be employed in connection with the proposed merger (the "Merger") of the Company with and into a wholly owned subsidiary (the "Merger Sub") of eGain Communications, Inc. (the "Purchaser"), pursuant to the Agreement and Plan of Merger dated as of March 16, 2000 (the "Merger Agreement"), among the Purchaser, the Merger Sub and the Company. Adams, Harkness & Hill, Inc., as part of its investment banking activities, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

   In the Merger, each share of Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share, of the Company (each a "Company Share") outstanding immediately prior to the closing of the Merger shall be converted into the right to receive 0.1865 (the "Exchange Ratio") shares of fully paid and nonassessable common stock, par value $.001 per share, of the Purchaser ("Purchaser Common Stock"), subject to adjustment three days prior to closing of the Merger as follows: (i) if, the Average Share Price (as defined below) is greater than $59.297 per share (the "Upper Collar"), then the Exchange Ratio shall be adjusted to equal the quotient of
(a) the product of the Exchange Ratio and the Upper Collar divided by (b) the Average Share Price (as defined below), or (ii) if, the Average Share Price is less than $48.516 per share (the "Lower Collar"), then the Exchange Ratio shall be adjusted to equal the quotient of (a) the product of the Exchange Ratio and the Lower Collar divided by (b) the Average Share Price. The "Average Share Price" shall be equal to the average closing price of the Purchaser's Common Stock listed on the NASDAQ National Market System for the 20 consecutive trading days ending on the third trading day prior to the closing of the Merger. Outstanding options and other rights to acquire Company stock shall be assumed by the Purchaser and converted at the Exchange Ratio into rights to acquire Purchaser stock.

   We are expressing no opinion as to what the value of Purchaser Common Stock will be when issued to the stockholders of Company pursuant to the Merger, or the prices at which Purchaser Common Stock will actually trade at any time. Our Fairness Opinion as expressed herein is limited to the fairness, from a financial point of view, of the Exchange Ratio to the stockholders of the Company and does not address the Company's underlying business decision to engage in the Merger. Our Fairness Opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote on the proposed Merger.

   In developing our Fairness Opinion, we have, among other things: (i) reviewed the Company's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended January 31, 1999, and the Company's Form 10-Q and the related unaudited financial information for the nine month period ending October 31, 1999; (ii) reviewed Purchaser's Prospectus on Form 424B4 dated September 23, 1999, and Purchaser's Form 10-Q reflecting financial performance and related unaudited financial information for the six month period ended December 31, 1999; (iii) analyzed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company; (iv) analyzed certain internal financial statements and other financial and operating data concerning Purchaser prepared by the management of Purchaser; (v) reviewed certain information relating to prior periods concerning the business, earnings and assets of the Company and Purchaser furnished to us by the Company and

Purchaser; (vi) assessed the competitive position and prospects of the Company's products, including K-Commerce: Support and K-Commerce: Sales; (vii) assessed the competitive position and prospects of the Purchaser's products, including its eGain Commerce 2000 platform; (viii) analyzed the potential pro forma financial effects of the Merger on the Company and Purchaser and compared the relative financial contributions of the Company and Purchaser to the combined company following consummation of the Merger, each based on both publicly available estimates from third party research analysts of the future financial performance of Company and the Purchaser and internal forecasts of such future performance prepared by management of the Company; (ix) conducted due diligence discussions with members of senior management of the Company and Purchaser and discussed with members of senior management of the Company and Purchaser their views regarding future business, financial and operating benefits arising from the Merger; (x) reviewed the historical market prices and trading activity for the Company Common Stock and Purchaser Common Stock and compared them with that of certain publicly traded companies we deemed to be relevant and comparable to the Company and Purchaser, respectively; (xi) compared the results of operations of the Company and Purchaser with that of certain companies we deemed to be relevant and comparable to the Company and Purchaser, respectively; (xii) compared the financial terms of the Merger with the financial terms of certain other mergers and acquisitions we deemed to be relevant and comparable to the Merger; (xiii) participated in certain discussions among representatives of the Company and Purchaser and their financial and legal advisors; (xiv) reviewed the draft Merger Agreement dated March 15, 2000; and (xv) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

   In connection with our review and arriving at our Fairness Opinion, we have not independently verified any information received from the Company, have relied on such information, and have assumed that all such information is complete and accurate in all material respects. With respect to any internal forecasts reviewed relating to the prospects of the Company and Purchaser, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's and Purchaser's management as to the future financial performance of the Company and Purchaser. Our Fairness Opinion is rendered on the basis of securities market conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of the Company and Purchaser as known to us on the date hereof. We have not conducted, nor have we received copies of, any independent valuation or appraisal of any of the assets of the Company and Purchaser. In addition, we have assumed, with your consent: (i) the Merger will be accounted for under the purchase method in accordance with generally accepted accounting principles as described in Accounting Principles Board Opinion Number 16; (ii) the Merger will constitute a tax-free reorganization under (S) 368 of the Internal Revenue Code of 1986, as amended; (iii) the terms set forth in the executed Merger Agreement will not differ materially from the proposed terms provided to us in the draft Merger Agreement dated March 15, 2000; and (iv) any material liabilities (contingent or otherwise, known or unknown) of the Company and Purchaser are as set forth in the consolidated financial statements of the Company and Purchaser, respectively.

   It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission with respect to the transactions contemplated by the Merger Agreement.

   Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the Company's shareholders.

Sincerely,

ADAMS, HARKNESS & HILL, INC.

By: /s/ Adams, Harkness & Hill, Inc.
  -----------------------------------
  James A. Simms
  Managing Director

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Article VII of the Registrant's Amended and Restated Certificate of Incorporation and Article V of the Registrant's Bylaws provide for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant has also entered into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

Item 21. Exhibits and Financial Statement Schedules

   (a) Exhibits.

   See Exhibit Index for the list of exhibits at page II-4 of this registration statement, which is incorporated herein by reference.

   (b) Financial Statement Schedules.

   Schedule II--Valuation and Qualifying Accounts

                        eGain Communications Corporation

                 Schedule II--Valuation and Qualifying Accounts
                                 (In thousands)

                                                                     Six Months
                                                                       Ended
                                                                    December 31,
                                                                        1999
                                                                    ------------
       Allowance for Doubtful Accounts:
         Balance, beginning of period..............................     $ 25
         Additions, charged to expense.............................      242
         Deductions................................................      (11)
                                                                        ----
           Balance, end of period..................................     $256
                                                                        ====

Item 22. Undertakings

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

   The registrant undertakes that every prospectus (1) that is filed pursuant to the paragraph immediately preceding, or (2) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 of the Securities Act, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus which forms a part of this registration statement pursuant to Items 4, 10(b), 11, or 13 of this registration statement, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

   The registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on April 13, 2000.

                                          eGAIN COMMUNICATIONS CORPORATION

                                          By      /s/ Ashutosh Roy
                                             ---------------------------------
                                                        Ashutosh Roy
                                                 Chairman of the Board and
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ashutosh Roy, Gunjan Sinha, William McGrath and Eric Smit, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                   Principal Executive Officers and Directors

                Name                             Title                  Date
                ----                             -----                  ----

         /s/ Ashutosh Roy            Chairman of the Board and     April 13, 2000
____________________________________  Chief Executive Officer
            Ashutosh Roy              (Principal Executive
                                      Officer)

        /s/ Gunjan Sinha             President and Director        April 13, 2000
____________________________________
            Gunjan Sinha

       /s/ Harpreet Grewal           Chief Financial Officer       April 13, 2000
____________________________________  (Principal Financial
          Harpreet Grewal             Officer)

          /s/ Eric Smit              Vice President of Finance     April 13, 2000
____________________________________  and Administration
             Eric Smit                (Principal Accounting
                                      Officer)

____________________________________ Director                      April   , 2000
         A. Michael Spence


       /s/ Mark A. Wolfson           Director                      April 13, 2000
____________________________________
            Mark Wolfson

                                 EXHIBIT INDEX

 Exhibit
   No.                           Description of Exhibits
 -------                         -----------------------
  2.1    Agreement and Plan of Merger, dated as of March 16, 1999, between
          Inference Corporation, Intrepid Acquisition Corp. and eGain
          Communications Corporation, a copy of which is included as Appendix A to the joint proxy statement/prospectus which forms a part of this
          Registration Statement

  5.1*   Opinion of Pillsbury Madison & Sutro LLP regarding the legality of the securities being offered

  8.1*   Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation,
          regarding tax matters

 23.1*   Consent of Pillsbury Madison & Sutro LLP, included in the opinion filed as Exhibit 5.1 to this registration statement

 23.2    Consent of Ernst & Young LLP, Independent Auditors (Palo Alto,
          California)

 23.3    Consent of Ernst & Young LLP, Independent Auditors (Sacramento,
          California)

 23.4    Consent of PricewaterhouseCoopers LLP, Independent Accountants

 99.1*   Form of Inference Corporation proxy

--------
* To be filed by amendment